SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Eletrobras

Management Proposal for the Ordinary General Meeting to be held on April 29, 2019

TABLE OF CONTENTS

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS summons all its shareholders to attend its 58th Annual Shareholder's Meeting, as follows:

Date: April 29, 2019

Time (Brasília): 2 p.m.

Location: Corporate Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th floor, of Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, Brasília-DF;

<u>Matters to be submitted for resolution at the Annual Shareholders' Meeting</u>:

1. To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2018;

2. Deliberate on the proposal of the Company's management for distribution of the results related to the year ending on December 31, 2018;

3. To elect the members of the Board of Directors of the Company and appoint, among the elected members, the Chairman;

4. To elect the members of the Fiscal Council and their respective alternates; and

5. Set the global remuneration of the Managers, members of the Company's Fiscal Council and Audit and Risk Statutory Committee;

The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Service Channels

Rua da Quitanda, 196 – 9th floor – Mario Bhering Building
Rio de Janeiro – Zip Code: 20.091-005
Website: www.eletrobras.com/ri
E-mail: ombudsman-ri@eletrobras.com
Phone: 55 (21) 2514-6333|2514-4627
Fax: 55 (21) 2514-5964

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
(Public company)
CNPJ No. 00.001.180/0001-26
CALL NOTICE
59th Annual Shareholders' Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company") to meet at the Company's headquarters, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, part, Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, on April 29, 2019, at 2 p.m., at the Annual Shareholders' Meeting to deliberate on the following Agenda:

1. To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2018;

2. To deliberate on the proposal of the Company's management for distribution of the results related to the year ending on December 31, 2018;

3. To elect the members of the Board of Directors of the Company and appoint, among the elected members, the Chairman;

4. To elect the members of the Fiscal Council and their respective alternates; and

5. To set the global remuneration of the Managers, members of the Company's Fiscal Council and Audit and Risk Statutory Committee;

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot ("Voting Ballot") made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão ("B3") website (www.b3.com.br).

Pursuant to article 141 of the Brazilian Corporation Law and Articles 1 and 3 of CVM Instruction 165, dated December 11, 1991, as amended, the Shareholders representing at least 5% (five percent) of the capital stock voter of the Company may request the adoption of the multiple vote process for the election of the members of the Company's Board of Directors, provided that the legal deadline of 48 (forty eight) hours prior to the date of the Ordinary General Meeting is observed called.

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

- Official ID card with photo;

- Certified photocopy of the latest corporate document (bylaws or articles of association), in the case of a legal entity;

- Original or authenticated photocopy of power of attorney granted by shareholder; and

- The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Annual Shareholders' Meeting called, at the Superintendence of Investor Relations - DFR, Market Information Department - DFRM, at Rua da Quitanda, nº. 196 – 9th floorr, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. It will be admitted at the Annual Shareholders' Meeting called, however, to all shareholders who appear with the necessary documentation to participate in the conclave.

The resolutions at the Annual Shareholders' Meetings now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Superintendence of Investor Relations - DFR, Market Information Department - DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de Janeiro, RJ and at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders' Meeting , under the terms of Article 133, Paragraph 1 of the Brazilian Corporations Law and Article 9 of CVM Instruction 481.

Brasília, March 27, 2019.

José Guimarães Monforte
Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1. Procedures inherent to the Annual Shareholders' Meeting called hereunder

To facilitate the understanding and attendance of the Shareholders to the Annual Shareholders' Meeting summoned hereunder, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. ("Management Proposal")

1.1. Voting Right

- Shareholders owning **common shares**:

They will have the right to vote on all items of the Agenda, but may not participate in the separate election for the vacancy in the Board of Directors and in the Fiscal Council directed to the holders of preferred shares and to the controlling shareholder pursuant to articles 32 and 50 of the Company's bylaws.

- Shareholders holding **preferred shares**:

As a result of the loss presented by the Company in the year ended December 31, 2017, and consequent non-payment of dividends in the referred year, exceptionally, based on Article 111, first paragraph of the Brazilian Corporation Law, preferred shareholders will be entitled to vote in all items of the agenda, but may not participate in the separate election for the vacancy in the Board of Directors and in the Fiscal Council directed to the shareholders holding common shares and to the controlling shareholder in accordance with articles 32 and 50 of the Company's by-laws.

1.2. Opening of the Annual Shareholders' Meeting

Pursuant to article 125 of the Brazilian Corporations Law, in order to call the Annual Shareholders' Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least 25% (twenty-five percent) of the Company's voting capital duly attend.

If said percentage is not attained, a new call notice shall be sent with, at least, 8 (eight) days of notice, after which the Annual Shareholders' Meeting shall be installed by the presence of any number of shareholders.

1.3. Qualification and Participation in the Shareholders' Meeting

Representation at the Annual General Meeting

Pursuant to paragraph 1 of article 126 of the Brazilian Corporation Law and the decision of the I. CVM Board in CVM case RJ-2014/3578, rendered on November 4, 2014, the shareholder may be represented at the Annual General Meeting hereby convened in one of the following ways: (a) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is shareholder, company administrator or lawyer regularly enrolled in the Brazilian Lawyers Association), (b) if legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its constituent acts and in accordance with the rules of the Brazilian Civil Code, (c) as an investment fund, by its administrator and/or manager or, attorney-in-fact entitled in terms of its constitutive acts and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Annual General Meeting

To participate in the Annual Shareholders' Meeting called herein, the Shareholders should prove the quality of holders of shares issued by the Company, upon presentation of the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most 2 (two) days before the date of the Annual Shareholders' Meeting; and

(b) in case of a natural person, original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney in-fact, a copy of the power of attorney signed with less than 1 (one) year, such proxy being another shareholder or lawyer regularly enrolled in the Brazilian Lawyers Association; or

(c) in case legal entity, (i) a certified copy of the current constituent acts of the shareholder and of the act that invests the representative with sufficient powers for representation in the scope of the Ordinary General Meeting, duly registered in the competent bodies, accompanied by their respective publications; (ii) an instrument of mandate duly granted pursuant to the law and/or the constitutive acts of the shareholder with a recognized firm.

For the purposes of the documents described in item (c), the Company will accept (i) bylaws and articles of association, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives, and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration body.

In case of legal entities with representatives that are not appointed in the articles of incorporation/corporate charter or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration body.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8,660, of January 29, 2016, the Company shall

dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Annual Shareholders' Meeting called, in the Superintendence of Investor Relations - DFR, Department of Market Relations - DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de January, State of Rio de Janeiro – Zip Code: 20091-005, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot ("Voting Ballot"), whose model was made available on the websites of the Company (www.eletrobras.com/ir), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In order to participate in the Annual Shareholders' Meeting in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them ("Custody Agent"), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. Shareholders or their representatives should appear at any bank branch of the Bookkeeping Agent, with a valid original document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents should be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should abide by the following rules:

(i) The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Office, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Annual Shareholders' Meeting called hereunder;

(ii) The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii) The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the General Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2. Matters to be submitted for resolution at the Annual Shareholders' Meeting hereby convened

2.1. To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2018;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to, among other matters, deliberate on the approval of the Financial Statements for the previous fiscal year.

The Company informs its shareholders that as of this date (including) are available for consultation at the Company's headquarters or at the address of its Investor Relations Superintendence - DFR, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor, as well as on the websites of the Company (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) the Company's Annual Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Company's Fiscal Council Opinion and the Summary Annual Report Eletrobras' Statutory Audit and Risk Committee for the fiscal year ended December 31, 2018. In this sense, the Company notes that, pursuant to article 133 of the Brazilian Corporation Law, the notices referring to the availability of the mentioned documentation will be published in a timely manner in the newspapers usually used by the Company.

The publication of the Company's Complete Annual Financial Statements, together with Management's Report and the Independent Auditors' Report for the fiscal year ending on December

31, 2018, will occur in a timely manner, in accordance with paragraph 3 of article 133 of the Brazilian Corporations Law.

Additionally, in compliance with CVM Instruction 481, the Company, 1 (one) month in advance of the date set for the holding of the Annual Shareholders' Meeting, to be held on April 29, 2018, informs the following concerning the documents listed below:

- *Complete Annual Financial Statements; Management Report on corporate affairs and main administrative facts; Report of the Independent Auditors; Opinion of the Fiscal Council and Eletrobras Statutory Audit and Risk Statutory Annual Report, all relating to the year ended December 31, 2018:*

The Company's Complete Annual Financial Statements, including the Administration Report concerning corporate business and major administrative facts, the Auditor's Report of KPMG Auditores Independentes, the Eletrobras' Annual Report of the Audit and Risk Statutory Committee and the Opinion of the Fiscal Council, which approved them, for the fiscal year ending as of December 31, 2018, were filed with the CVM and B3 S.A. – Brasil, Bolsa Balcão ("B3"), on March 27, 2019, and are available on the Company's website (www.eletrobras.com/ir), CVM website (www.cvm.gov.br) andf B3 website (www.b3.com.br).

- *Managers' Comments on the financial situation of the Company, pursuant to Section 10 of the Reference Form.*

Managers' comments on the Company's financial situation under Section 10 of the Reference Form are found in Annex 07 of this document.

- *Standardized Financial Statements Form - DFP*

The Standardized Financial Statements Form (DFP) was sent on the same date as the complete Annual Financial Statements, that is, March 27, 2019, and is available on the Company's website (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (www.b3.com.br).

2.2. Deliberate on the proposal of the Company's management for distribution of the results related to the year ending on December 31, 2018;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to deliberate on the allocation of results and the distribution of the net profit for the previous accounting year and the distribution of dividends to shareholders.

The net income for the year is the one remaining after deduction of accumulated losses, the provision for income tax and the profit sharing of the Company's employees. Its distribution is the responsibility of the General Meeting and is reflected in the determination of the portions of the net income that will be transferred to the legal and statutory profit reserves and those that will be distributed to the shareholders as dividends.

In addition to the allocations established by Law, the Company's Articles of Incorporation establishes in its articles 46, 47 and 48, the statutory reserves that may be used to allocate the Company's results to each year.

The dividend in turn is the portion of the profit obtained during the fiscal year due to the current execution of the Company's corporate purpose, distributed to the shareholders in proportion to the number of shares held by it as set forth in the Bylaws.

The Brazilian Corporate Law, Article 202, establishes the mandatory dividend, which consists of a minimum portion of the net profit that, pursuant to the legal provisions and the Company's Bylaws, must be distributed to the Shareholders. In the case of the Company, its bylaws provide, in its Article 45, paragraph 1, that this portion will correspond to 25% (twenty-five percent) of the net income determined in the year, adjusted in accordance with the Brazilian Corporate Law. The same forecast is included in the Company's Dividend Policy.

In the fiscal year of 2018, a net income of R$ 13,262,378 thousand (thirteen billion, two hundred and sixty-two million, three hundred and seventy-eight thousand reais)was verified. Therefore, in view of the legal and statutory provisions on mandatory dividends, the portion corresponding to 25% (twenty-five percent) of adjusted net income for the fiscal year of 2018, equivalent to R$ 3,155,514 thousand (three billion one hundred and fifty-five million five hundred and fourteen thousand reais) should be distributed to the Company's shareholders, observing the preference in the receipt of the dividends by the holders of class "A" and "B" preferred shares.

In addition, pursuant to article 202, III, of the Brazilian Corporation Law, profits recorded in the profits reserve to realize, which have not been used to absorb past losses, when realized, shall be added to the first dividend declared after the realization. The balance of profits to be realize reserve, as of December 31, 2018, was R$ 386,375 thousand (three hundred and eighty-six million, three hundred and seventy-five thousand reais).

The sum of the mandatory dividends for the year ended December 31, 2018 with the realized profits recorded in the profits to be realize reserve, totaled R$ 3,541,889 thousand (three billion, five hundred and forty-one million, eight hundred and eighty-nine thousand reais).

The result was the positive effect of the reversal of negative net equity of the distributors Ceron - Centrais Elétricas de Rondônia, Cepisa - Companhia Energética do Piauí, Eletroacre- Companhia de Eletricidade do Acre and Boa Vista - Boa Vista Energia S.A, of about R$ 2.9 billion, as well as a partial reversal of Angra 3 Nuclear Power Plant operating provisions, thus being an economic result for corporate purposes, but not a cash generator. On the other hand, the Company, by resolution of the 170th Extraordinary General Meeting, assumed/will assume approximately R$ 19.7 billion of debts of the distributors privatized by Eletrobras, which will demand cash effort from the Company.

In addition, the Company has financial obligations with financial institutions and maturity of bonds issued abroad, the latter in the amount of U$ 1 billion in 2019 and U$ 1,75 billion in 2021.

Below there is an estimate of the Company's principal financial obligations over the next years:

Loans and Financing

Amortization Flow

(In BRL Thousand)		12/31/2018 Balance	VA%
Short Term			
	2019	12.066.911	22,19%
Long Term			
	2020	7.194.532	13,23%
	2021	12.719.102	23,39%
	2022	5.089.167	9,36%
	2023	4.196.138	7,72%
	2024	2.819.928	5,19%
	After 2024	10.287.020	18,92%
Total		54.372.798	**100,00%**

In addition to the above obligations, as is known to the market, the Company maintains a provision for legal proceedings involving compulsory loan, in the amount of R$ 17.94 billion, on December 31, 2018, which has demanded the withdrawal of funds for payment of judicial executions. Currently, approximately 38% of these lawsuits are in the recursional stage and 52% in the execution phase, leaving only 10% still in the istruction phase or awaiting the start of execution.

The result for the year ended on December 31, 2018 was strongly influenced by reversals of accounting provisions, as seen above. Therefore, the payment of the balance of the profits reserve to realize, in addition to the mandatory minimum dividends, would generate a cash imbalance in the Company to meet its obligations. Accordingly, the Company understands that the distribution of all mandatory dividends is incompatible with the Company's financial situation.

The Company's Fiscal Council must also be considered, as per Annex 11.

As a result, Management proposes the following allocation of net income for the year ended on December 31, 2018:

BRL Thousand

ELETROBRAS

Allocation of Net Income:	
Net Income for the year:	13.262.378
Distributable Base	
(-) Legal Reserve (5% of Net Income)	(663.119)
(+) Realization of the revaluation reserve	22.434
(+) Remuneration to Unclaimed Shareholders - Prescribed	362
= Basis for the year	12.622.055
Mandatory Dividend 2018 (25%)	**3.155.514**
Balance to be allocated for the year 2018	**9.466.541**

Dividends to be paid in full in 2018	
Mandatory Dividend of 2018 (25% of Adjusted Net Income)	3.155.514
(+) Dividend Realized from unrealized profits reserve	386.375
Total	**3.541.889**
(-) Preferential Minimum Dividend	(368.868)
(-) Realization of Profit Reserve	(386.375)
(-) Additional up to the maximum payment capacity of the company	(494.757)
(-) Special Reserve (Article 202, paragraph 5)	(2.291.889)
(=) Balance after allocation	-

Allocation of the result of the residual exercise	
Balance for Destination for the 2018 financial year	**9.466.541**
(+) Adjustment to IFRS 9 and 15	2.525.081
(+) Inverted adjustment	5.721
Subtotal to be distributed	**11.997.343**
(-) Constitution of statutory reserve for investments (50% of Net Income)	(6.631.189)
Constitution of Statutory reserve of studies and projects (1% of Net Income)	(132.624)
Constitution of Profit to be realized	-
Constitution of a Profit Retention reserve (article 196, LSA)	(5.233.531)
(=) Outstanding Balance for the year 2018	-

About the above proposal, we clarify:

- As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to R$ 663,119 thousand, should be allocated to the Legal Reserve;

- Eletrobras capacity to pay in relation to the financial commitments assumed in 2019, shows that Eletrobras' main needs for resources in 2019 refer to (i) the payment of the bonus in the amount of US$ 1.0 billion, (ii) discharge of debts assumed from privatized distributors, (iii) payment of obligations arising from compulsory loan lawsuits provisioned in the company, (iv) payment of dividends to shareholders and (v) financing of its subsidiaries. It should be noted, as mentioned earlier, that the realization of the receipt of R$ 1.0 billion from the credits transferred from the distribution companies to Eletrobras is an important restrictive factor for the Company's ability to pay a higher amount of dividends to shareholders. In view of the foregoing, considering the assumptions tested and the assumptions used to forecast the inflows and outflows of cash, we find that the cash flow of the company allows the payment of up to R$ 1.25 billion to shareholders in 2019. In this way, for not having the financial capacity to pay all of the mandatory dividends, as shown above and considering the limitations set forth in article 203 of the Brazilian Corporation Law, the Company proposes the payment of R$ 368,868 thousand to be distributed among the holders of preferred shares A and B, pursuant to paragraphs 1 and 2 of article 8 of Eletrobras' By-Laws, in the form of dividends in addition to the payment of R$ 881,132 thousand to holders of common shares and the retention of R$ 2,291,889 thousand, in a special dividend reserve, based on article 202, fourth and fifth paragraphs, of the Brazilian Corporation Law, to be distributed when

the Company's financial situation so to allow. The opinion of the Fiscal Council regarding this information, pursuant to the fourth paragraph of article 202, of Law 6404/76, is in Annex 11 of this Management Proposal.

- As mentioned above, the Company's Management also submits to the General Meeting for approval the Capital Budget Proposal contained in Annex 08 to this Management Proposal, so that a portion of net income for the year equivalent to R$ 5,233,531 thousand is retained. The Fiscal Council's Opinion on the Capital Budget Proposal is found in Annex 10 to this Management Proposal.

- The Company's Management also submits to the General Meeting for approval the proposal to allocate, as provided in Article 46, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 to the Statutory Reserve of Investments.

- The Company's Management also submits to the General Shareholders' Meeting for approval the proposal to allocate, as provided in Article 46, I, of the Company's current By-Laws, 1% (one percent) of net income for the fiscal year ended December 31 to the Statistical Reserve of Studies and Projects.

- Finally, considering that article 202, III of the Brazilian Corporation Law establishes that the profits recorded in the profits reserve to be realize, when realized, and if they have not been absorbed by loss, must be added to the first dividend declared after the realization, the Company Management also submits to the General Shareholders' Meeting the proposal to allocate the total amount of R$ 881,132 thousand (including realization of the unrealized profits reserve to be realize) to the shareholders, in addition to the amount of R$ 368,868 thousand dividends to holders of preferred shares, as proposed above.

Accordingly, Management proposes that the aforementioned dividend amounts be declared and paid in an amount equivalent total to R$ 1,250,000 thousand, until December 31, 2019, as provided for in the third paragraph of article 205 of the Brazilian Corporation Law.

In this sense, the Proposal for Allocation of Net Income for the fiscal year ended on December 31, 2018, formulated by Management pursuant to CVM Instruction 481, can be found in Annex 09 to this document.

2.3. <u>To elect the members of the Board of Directors of the Company and appoint, among the elected members, the Chairman:</u>

The Company's Bylaws predicts in its Article 32 that the Board of Directors of the Company will be composed of 11 members, with a unified term of 2 (two) years, with a maximum of 3 (three) consecutive renewals, as follows:

- 7 (seven) members appointed by the Ministry of Mines and Energy ("MME"), and at least 2 (two) must meet the requirements of article 22 of law 13,303 dated June 30, 2016 ("<u>State Owned-Companies Law</u>");
- 1 (one) member appointed by the Ministry of Economics, in accordance with current legislation;
- 1 (one) member elected, in a separate voting at the General Meeting, by the minority shareholders holding common shares, issued by Eletrobras, and the candidate must meet the requirements of State Owned-Companies Law;
- 1 (one) member elected in a separate voting at the General Meeting, excluding the controlling shareholder, by the holders of preferred shares, issued by Eletrobras representing at least ten percent of the capital stock, excluding, for such computation,

the shares held by controlling shareholders, and the candidate must comply with the requirements of State Owned-Companies Law; and

- 1 (one) member elected as employee representative, chosen by the direct vote of his/her peers among the active employees and at an election organized by the company together with the trade union entities that represent them, in accordance with current legislation.

The current members of the Board of Directors were elected, according to the following dates, although their mandates, with the exception of the employee councilor, will be closed with the Annual General Meeting to be held in April 2019, and therefore a new election is required for the entire Board of Directors. The directors may be reappointed, subject to the limit of 3 consecutive renewals.

Current Members	Meeting/Date	End of Term
JOSÉ GUIMARÃES MONFORTE – appointed by the controlling shareholder	57th AGM - 04/28/2017	2019 AGM (April 29, 2019)
VICENTE FALCONI CAMPOS – appointed by the controlling shareholder	57th AGM - 04/28/2017	2019 AGM (April 29, 2019)
WILSON FERREIRA JÚNIOR - – appointed by the controlling shareholder	57th AGM - 04/28/2017	2019 AGM (April 29, 2019)
JOSÉ PAIS RANGEL – appointed by minority shareholder	57th AGM - 04/28/2017	2019 AGM (April 29, 2019)
ARIOSTO ANTUNES CULAU - - appointed by the controlling shareholder	57th AGM - 04/28/2017	2019 AGM (April 29, 2019)
EDVALDO LUIS RISSO – appointed by the controlling shareholder	57th AGM - 04/28/2017	2019 AGM (April 29, 2019)
MAURO GENTILE RODRIGUES CUNHA - appointed by the controlling shareholder	58th AGM - 04/27/2018	2019 AGM (April 29, 2019)
MANOEL ARLINDO ZARONI TORRES - appointed by the controlling shareholder	58th AGM - 04/27/2018	2019 AGM (April 29, 2019)
ELVIRA BARACUHY CAVALCANTI PRESTA - appointed by minority shareholder	58th AGM - 04/27/2018	She became the Company's CFO and Investor Relations Officer on 03/12/2019, and was no longer a member of the Board of Directors, as of the aforementioned date

WALTER BAERE DE ARAÚJO FILHO - appointed by the controlling shareholder	171st EGM – 07/30/2018	2019 AGM (April 29, 2019)
CARLOS EDUARDO RODRIGUES PEREIRA (employee representative)	04/29/2017	2019 AGM (April 29, 2019) Note: It shall be succeeded by the new candidate elected by the employees, Mr. Luiz Eduardo dos Santos Monteiro, as approved by the Electoral Commission on March 11, 2019.

The State Law establishes, in its article 17, that the administrators and members of the Company's Fiscal Council must meet certain eligibility requirements so that they can be elected and their positions. Decree 8.945/2016, which regulates the State Law, provides in its article 22 that all indications will be evaluated by an eligibility committee, responsible for verifying, for each eligibility requirements.

This obligation affects both candidates nominated by the Federal Government, as well as candidates nominated by minority shareholders, and those elected by the Company's employees. In addition, according to the case number 19957.005517/2018-51 and opinion 00038/2019/GJU-2/PFE-CVM/PGF/AGU, cannot be elected to the position of board member, who holds a position in another company that may be considered as a competitor of Eletrobras, due to the provisions of article 17, second paragraph, V of the State Law, which could not be subject to dismissal in General Meeting under the terms of article 147, third paragraph, I of Law 6404/76.

Thus, all appointments of candidates for members of the Board of Directors and members of the Company's Fiscal Council will be assessed by the Management, People and Eligibility Committee, responsible for verifying each candidate's compliance with the said eligibility requirements.

Accordingly, and in accordance with CVM/SEP/03/2019, the Management informs that candidates appointed by the controlling shareholder and the minority shareholders holding preferred shares to form the Board of Directors of Company, and that are included in the Voting Ballot, had their profiles evaluated by the Management, People and Eligibility Committee, in meeting held, on March 25, 2019 (the minutes of meeting of above-mentioned committee can be found on Annex 04), all of which were approved in view of the integrity analysis, compliance with the requirements of the applicable legislation and the Indication Policy of Eletrobras Companies. Thus, the candidates for the Board of Directors included in the Voting Ballot related to this Management Proposal meet the requirements required for the exercise of the position of Eletrobras' managers, established by applicable legislation and regulations.

Any new candidates that may be appointed by any shareholder of the Company, even if they are not included in the Voting Ballot, shall be submitted for evaluation by the Management, People and Eligibility Committee, pursuant to the State Law and its regulations.

Considering the election of members to the Board of Directors, information on the candidates nominated by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, is found in Annex 03 (Board of Directors) of this document.

The possible scenarios for the election of members to the Board of Directors by the non-controlling shareholders are in Annex 01 of this document.

The term of office of the board of directors members that will be elected shall be unified for 2 (two) years. In accordance with the Company's Bylaws, the shareholders shall designate, among the members of the Board Directors elected at the General Meeting, the chairman of the board.

The information regarding candidates who are nominated by minority shareholders, after disclosure of this proposal and before the 59th Annual General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/pt/ri), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br) in accordance with the applicable regulations.

2.4. To elect the members of the Fiscal Council and their respective alternates;

Pursuant to article 50 of Eletrobras' Bylaws, the Fiscal Council shall be composed of 5 (five) members and their respective alternates, with a term of office of 2 (two) years, with a maximum of 2 (two) consecutive renewals, of which:

- 3 (three) members elected by the majority shareholders, being 1 (one) appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent link with the federal public administration;
- 1 (one) member elected by a majority of minority shareholders holding common shares, in a separate vote, pursuant to the Brazilian Corporate Law; and
- 1 (one) member elected by a majority of the minority shareholders holding preferred shares, in a separate vote, pursuant to the Brazilian Corporate Law.

The date of election and end of term of the current members of the Fiscal Council are set forth in the following table.

Current Members	AGM/Date	End of Term
AGNES MARIA DE ARAGÃO DA COSTA (EFECTIVE) - appointed by the controlling shareholder	57th AGM – 04/28/2017	2019 AGM (April 29, 2019)
ANDRÉ KRAUSS QUEIROZ (ALTERNATE) - appointed by the controlling shareholder	57th AGM – 04/28/2017	2019 AGM (April 29, 2019)
JOSÉ WANDERLEY UCHÔA BARRETO (EFECTIVE) - appointed by the controlling shareholder	57th AGM – 04/28/2017	2019 AGM (April 29, 2019)
DARIO SPEGIORIN SILVEIRA (ALTERNATE) - appointed by the controlling shareholder	57th AGM – 04/28/2017	2019 AGM (April 29, 2019)
EDUARDO COUTINHO GUERRA (EFECTIVE) - appointed by the controlling shareholder	171st EGM - 07/30/2018	07/29/2020

MÁRCIO LEÃO COELHO (ALTERNATE) - appointed by the controlling shareholder	171st EGM – 07/30/2018	07/29/2020
ANDRÉ EDUARDO DANTAS (EFECTIVE) - appointed by minority shareholder	58th AGM – 04/27/2018 (alternate) - Assumed the starting position on 10/09/18, after the resignation of Ronaldo Dias, on 10/01/18.	2019 AGM (April 29, 2019)
VACANCY (ALTERNATE)		
PATRÍCIA VALENTE STIERLI (EFECTIVE) - appointed by minority shareholder	57th AGM – 04/28/2017	2019 AGM (April 29, 2019)
CHARLES RENÉ LEBARBENCHON (ALTERNATE) - appointed by minority shareholder	58th AGM – 04/27/2018 (alternate)	2019 AGM (April 29, 2019)

The paragraph 5 of article 161 of the Brazilian Corporation Law provides for the term of office of the Fiscal Council until the first Annual General Meeting - AGM after its election. Since this board is originally elected at an AGM and occurs annually in the same period, in March or April, it is verified that the corporate law assigns an annual term of office to the fiscal council. This period was considered by the legislator that authorized its extension for up to two years.

Thus, the term of office of the fiscal council members in the state-owned companies that were joint-stock companies before the advent of the State Law was governed by the Brazilian Corporation Law, which provided for an annual term in the unified practice, since it ran from the appointment in AGM until its end of term in the following AGM, unless one or all of the members were dismissed before the final term by decision of the Extraordinary General Meeting.

With the advent of the State Law, as a later and specific law applicable to state-owned companies, such rule of article 161, paragraph 5, of the Brazilian Corporation Law had its effectiveness far removed from the state-owned companies, such as Eletrobras, on account of its specialty of the subsequent rule as set forth in article 2 of Law No. 4.657/42 (Law of Introduction to the Rules of Brazilian Law).

The provision contained in article 161, paragraph 5, of the Brazilian Corporation Law was not repealed, as it continues to be applied to non-state-owned companies. However, its effectiveness is removed when it comes to state-owned companies, considering the specific application of article 13, item VIII, of the State Law, combined with article 24, item IX, of Decree 8.945/16.

Thus, can be concluded that there is no longer any forecast or obligation for the members of the fiscal council to be unified, and the analogy to the requirement applicable to the board of directors and the executive board, or interpretation, considering the lack of standard expressed in both the State Law and Eletrobras' by-laws.

Accordingly, considering that Mr. Eduardo Coutinho and his alternate were elected at the Company's 171st Extraordinary General Meeting, on July 30, 2018, for a term of 2 (two) years,

the respective term of office will only end on July 30, 2020. Therefore, the controlling shareholder should only elect 2 (two) effective members and their respective alternate members at the Annual General Meeting, since a vacancy is already filled.

In the same way as indicated above in relation to the Board of Directors, candidates of the Company's Fiscal Council must meet certain eligibility requirements set forth in the State Law so that they can be elected and take office. This obligation affects both candidates appointed by the Federal Government and candidates nominated by minority shareholders. In this sense, all indications will be assessed by the Management, People and Eligibility Committee, responsible for verifying each candidate's compliance with the eligibility requirements listed in article 28 of the Decree that regulates the State Law.

Accordingly, and in accordance with CVM/SEP/03/2019, the Management informs that candidates nominated by the controlling shareholder and the minority shareholders holding preferred shares to form the Company's Fiscal Council, up to the date of disclosure of this Proposal, and which are included in the Voting Ballot, had their profiles evaluated by the Management, People and Eligibility Committee at meeting held on March 25, 2019 (the minutes of meeting of above-mentioned committee can be found on Annex 03), all of which were approved in the face of the integrity analysis, compliance with the requirements of the applicable legislation and the Eletrobras Companies Indication Policy. Thus, the candidates to the Fiscal Council that appear in the Voting Ballot related to this Management Proposal meet the requirements for the exercise of the position of Eletrobras' managers, established by applicable legislation and regulations.

Any new candidates that may be nominated by any shareholder of the Company, even if they are not included in the Voting Ballot, shall be submitted for evaluation by the Management, People and Eligibility Committee, pursuant to the State Law and its regulations.

The term of office of the fiscal councilors to be elected shall be 2 (two) years.

Considering the election of members to the Fiscal Council, information regarding candidates nominated by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, is found in Annex 02 (Fiscal Council) of this document.

The information regarding candidates who are nominated by minority shareholders, after disclosure of this proposal and before the 59th Annual General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ri), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br) in accordance with the applicable regulations.

2.5. Set the global remuneration of the Managers, members of the Company's Fiscal Council and Audit and Risk Statutory Committee;

The article 16, III of the Company's Bylaws assigns to the General Meeting the determination of the global remuneration of the Company's members, members of the Fiscal Council and Audit and Risk Statutory Committee. Thus, it is necessary to establish the total amount of remuneration of the directors, members of the Fiscal Council and of the Audit and Risk Statutory Committee of the Company for the period from April 1, 2019 to March 31, 2020, which will be closed at the next Annual General Meeting.

Therefore, considering the responsibilities, time devoted to their duties, competence and professional reputation, the risks they assume and the market value of this type of service, the

Company proposes that it be approved as global remuneration of the Directors, members of the Fiscal Council and of the Audit and Risk Statutory Committee, for the aforementioned period, the amount of:

(i) Administrators (Board of Directors and Executive Board) - R$ 11.902.044,06 (eleven million, nine hundred and two thousand, forty-four reais and six cents);

(ii) Fiscal Council - R$ 500.431,04 (five hundred thousand, four hundred and thirty-one reais and four cents);

(iii) Audit and Risk Statutory Committee - R$ 3.002.586,26 (three million, two thousand five hundred and eighty-six reais and twenty-six cents)

Further information on the proposed remuneration of the directors, members of the Fiscal Council and the members of the Audit and Risk Statutory Committee is detailed in Annex 05 of this document and in the information indicated in Section 13 of the Reference Form, as required by Instruction CVM 481, in Annex 06 to this document.

Brasília, March 27, 2019.

José Guimarães Monforte
Chairman of the Board of Directors

ANEXO 01 - RULES FOR ELECTION OF THE BOARD BY NON-CONTROLLERS

ANEXO 02 - INFORMATION OF THE CANDIDATES OF THE FISCAL COUNCIL

ANEXO 03 - INFORMATION OF THE CANDIDATES OF THE BOARD OF DIRECTORS

ANEXO 04 - MEETING OF ELETROBRAS MANAGEMENT , PEOPLE AND ELIGIBILITY COMMITTEE

ANEXO 05 - SETTING THE REMUNERATION OF THE DIRECTORS

ANEXO 06- REMUNERATION OF DIRECTORS

ANEXO 07- ADMINISTRATOR'S COMMENTS

ANEXO 08- PROPOSED CAPITAL BUDGET

ANEXO 09- DESTINATION OF NET INCOME

ANEXO 10- OPINION OF THE FISCAL COUNCIL - CAPITAL BUDGET

ANEXO 11- OPINION OF SPECIAL RETURN OF DIVIDENDS

ANEXO 12- LEGAL OPINIONS

Annex 01
Rules for election of members to the Board of Directors Fiscal Council by Non-Controlling Shareholders

In line with best corporate governance practices, this company clarifies the possible scenarios for the election of members to the Board of Directors and Fiscal Council by non-controlling shareholders, as follows:

1. **Appointment of Non-Controlling Shareholders:**

Shareholders interested in nominating candidates to the Board of Directors or to the Company's Fiscal Council are requested to do so preferably, up to3 (three) business days prior to the date of the Annual General Meeting, to be held on April 29, 2019, using written notice to the Superintendent of Investor Relations of the Company, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor **informing the full name and address of the Company. qualification of the candidate, as well as the information required by article 10 of CVM Instruction 481, especially the information indicated in items 12.5 to 12.10 of the Reference Form.**

Additionally, the shareholder is requested to submit the appointment of a member of the Board of Directors in accordance with the above, sending a copy of the declaration instrument related to the candidate, which is dealt with in article 2 of CVM Instruction 367, May 29, 2002, or declare that it has obtained from the indicated information that it is in a position to sign such instrument, indicating any reservations. The Company makes this statement available on its Investor Relations website at the following address: www.eletrobras.com/governancacorporativa.

The indication must also be accompanied by the respective Administrator Registration Form and/or Fiscal Council member, duly completed, dated and signed by the shareholder and/or its representatives. The respective forms can be downloaded on the Company's website at: www.eletrobras.com/governancacorporativa.

The indicated candidates must have the requirements established by the Brazilian Corporation Law and the State Law to be elected to the respective positions.

In addition, the candidate must expressly declare before his election that he is not prevented from being elected to the position of the Company's Board of Directors, pursuant to Article 147, third paragraph, of the Brazilian Corporate Law and/or Article 24 of the Company's Bylaws or, if there is an impediment, shall indicate which is (are) for evaluation by the Management, People and Eligibility Committee. **If the said candidate is not present at the General Meeting, the shareholder that indicates that candidate must declare that he has obtained from the said candidate information that he is able to sign such instrument, indicating any reservations, being responsible, under the law, for such statement.**

All indications of candidates to the Board of Directors and/or Fiscal Council received by the Company will be assessed by the Management, People and Eligibility Committee, responsible for verifying each candidate's compliance with the eligibility requirements listed in Article 28 of Decree 8945/2016, which regulates the State Law. This obligation affects both candidates nominated by the Federal Government and candidates nominated by minority shareholders, and those elected by the Company's employees, pursuant to article 22 of the referred Decree.

In addition, according to the case number 19957.005517/2018-51 and opinion 00038/2019/GJU-2/PFE-CVM/ PGF/AGU, one can not be elected to the position of director, who holds a position in another company that may be considered as a competitor of Eletrobras, due to the provisions of article 17, second paragraph, V of the State Law, in which case no assembly can be waived in accordance with article 147, third paragraph, I of Law 6404/76.

It is allowed to shareholders who hold at least 0.5% (five tenths percent) of the Company's total share capital, pursuant to CVM Instruction 481, at any time, appoint candidates to the Boards of Directors and Fiscal Council.

For such appointment(s) to be listed in the Distance Voting Ballot, it must be made up to 25 (twenty-five) days before the scheduled date of the General Meeting. In this case, the Company has until 20 (twenty) days prior to the said meeting to resubmit its Distance Voting Ballot contemplating the name of the candidate, provided that such indication(s) meets the requirement(s).

In addition, information about these candidates will also be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (/www.eletrobras.com/ri), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

The information regarding the other candidates that are indicated by shareholders, after the aforementioned deadline and before the General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ir), CVM website (www.cvm.gov.br) and B3 (www.b3.com.br) in the form provided for in the applicable regulation, but will not be included in the Voting Ballot.

Notwithstanding the aforementioned term, the shareholder may present a candidate to the Board of Directors during the General Meeting, and such information must be accompanied by the documents and information indicated above for availability to the attending shareholders.

2. Board of Directors

2.1. Number of Members of the Board of Directors and Term of Office:

Under Eletrobras 'Bylaws, Eletrobras' Board of Directors will be composed of 11 (eleven) members, of which 01 (one) member is elected by the Company's active employees, in a separate election, pursuant to Federal Law No. 12,353/2010, and up to 10 (ten) members may be elected at the Annual Shareholders' Meeting to be held on April 26, 2019 by the shareholders indicated in Article 32 of the Company's Bylaws.

Finally, pursuant to Article 32, V, of the Company's Bylaws and as described above, one of the members of the Board of Directors will be directly elected by the Company's employees in a procedure organized by the Company together with the unions' entities that represent them. In this regard, on March 11, 2019, the electoral commission, based on the call notice and regulations governing the election of employee representatives, approved the election of candidate Luiz Eduardo dos Santos Monteiro for the new term of office.

2.2. Elections by Non-controlling Shareholders:

Regarding the scenarios and rules to be observed by non-controlling shareholders to elect a board member as their representative on the Board of Directors, the Company clarifies the following:

2.2.1. Proof of Ownership of Shares and Representation at the General Meeting:

Pursuant to the sixth paragraph of article 141 of the Brazilian Corporation Law, shareholders may only exercise their right to elect members to the Company's Board of Directors, based on paragraph four of article 141 of the Brazilian Corporate Law, shareholders who prove the uninterrupted ownership of the shareholding required by paragraph four above during a period of at least 3 (three) months immediately preceding the Annual Shareholders' Meeting.

2.2.2. Non-Controlling Shareholders Holders of Common Shares:

2.2.2.1. Multiple Voting: Article 141 of the Brazilian Corporation Law

Pursuant to article 141 of the Brazilian Corporation Law and Articles 1 and 3 of CVM Instruction 165, of December 11, 1991, as amended, the Shareholders representing at least 5% (five percent) of the voting capital stock of the Company may request the adoption of the multiple voting process for the election of the members of the Company's Board of Directors.

In case of request of the multiple voting process, the following will be observed:

The multiple voting process will be applicable for the election of 8 (eight) members of the Board of Directors, therefore, not considering the members that shall be elected separately (a) as a representative of the Company's employees; (b) by non-controlling shareholders holding common shares; and (c) by non-controlling shareholders holding preferred shares; and

Non-controlling shareholders holding common shares who elect to participate in the separate election process for a member of the Board of Directors, pursuant to item 2.2.2.2. below, **cannot participate in the election through multiple voting process with the same shares of their ownership, under penalty of exercising doubly the right to vote for the same share.**

The adoption of this process must be requested within 48 (forty eight) hours prior to the Annual General Meeting to be held on April 29, 2019.

The Company informs the shareholders that, pursuant to CVM Instruction 481, once the multiple vote process for the election of the members of the Board of Directors has been adopted, the votes cast by shareholders that, through the Distance Voting Bulletin, opted for " abstain "in the proper item that questions the prior distribution of votes in the candidates informed in the bulletin, will be considered as abstention in the respective resolution of the General Assembly, so that the votes of such shareholders are not computed in the quorum of deliberation and therefore , these shareholders do not participate in the election of the members of the Board of Directors.

2.2.2.2. Separate Election: Articles 141, §4 and 5, 239 of the Brazilian Corporate Law

Non-controlling shareholders holding common shares may elect, by majority up to 1 (one) member of the board of directors, based on:

(i) Article 239 of the Brazilian Corporation Law; or
(ii) Article 141, fourth paragraph, of the Brazilian Corporate Law and article 32, III, Bylaws.

As established in Circular Letter CVM/SEP/03/2019, article 239 of the Brazilian Corporate Law is specifically directed to shareholders holding common shares and replaces, as in the case of the Company, the separate election provided for in article 141, paragraph 4, item I and paragraph 5. Therefore, when an election is held based on the aforementioned article 239, no shareholder holding common shares may participate in a separate election based on Article 141 of the Brazilian Corporation Law, paragraph 4, item I, or paragraph 5 or article 32, III, of the Bylaws.

Of the separate voting to be made by non-controlling shareholders holding common shares is prohibited from participating the controlling shareholder or entities in which it directly or indirectly exercises decisive influence.

Pursuant to Circular Letter CVM/SEP/03/2019, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

The candidate must meet the requirements of the State Law.

<u>2.2.3. Shareholders of Preferred Shares:</u>

Shareholders holding preferred shares may elect, by a majority, a separate vote, up to 1 (one) member to the Board of Directors, provided that they represent at least 10% (ten percent) of the capital stock, the shares held by controlling shareholders, and the candidate must meet the requirements of the State Law.

According to Circular Letter CVM/SEP/03/2019, for the purposes of calculating the minimum percentage of 10% (ten percent), the total number of Company shares should be considered, excluding only those shares held in treasury.

In the same sense, pursuant to the decision of the CVM's Collegiate in CVM Administrative Procedure no. RJ2014/4375, the Company reiterates that for the purpose of verifying the quorum required, only those shares held by the holders of preferred shares issued by the Company <u>that are present at the General Meeting</u>. It should be noted that pursuant to CVM Instruction 481, shareholders who participate through the Voting Ballotn must be considered present at the General Meeting.

Of the separate voting, to be made by the holders of preferred shares are prohibited from participating the controlling shareholder or entities in which it, directly or indirectly, exercises decisive influence.

Pursuant to Circular Letter CVM/SEP/03/2019, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

2.2.4. Joint vote Minority Shareholders - Article 141, paragraph 5, Brazilian Corporate Law

The non-controlling shareholders holding preferred shares and non-controlling shareholders holding common shares may aggregate their shares to jointly elect 1 (one) member to the board of directors provided that: (i) non-controlling shareholders holding common shares have not elected any member based on Article 141, §4, I or 239 of the Brazilian Corporation Law or Article 32, III, Bylaws; (ii) the shareholders holding preferred shares have not elected any member based on Article 141, §4, II, Brazilian Corporate Law or article 32, IV, bylaws; and (iii) the holders of preferred shares and non-controlling shareholders holding common shares together hold a quorum of 10% (ten percent) of the Company's capital stock.

According to Circular Letter CVM/SEP/03/2019, for the purposes of calculating the minimum percentage of 10% (ten percent), the total number of Company shares should be considered, excluding only those shares held in treasury.

From the separate voting, based on the fifth paragraph of article 141 of the Brazilian Corporation Law, it is prohibited to participate the controlling shareholder or entities from directly or indirectly exercising decisive influence.

Pursuant to Circular Letter CVM/SEP/03/2019, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

According to Circular Letter CVM/SEP/03/2019, Article 239 of the Brazilian Corporate Law is specifically directed to shareholders holding common shares and replaces, in the case of mixed-economy Companies, such as, Eletrobras, the separate election mechanism provided for in article 141, paragraph 4 and paragraph 5. Therefore, when an election is held based on the aforementioned article 239, no shareholder holding common shares may participate in a separate election based on article 141 of the Brazilian Corporation Law, paragraph 4 or paragraph 5.

In this sense, the Company informs that, in a separate election, a representative of the minority shareholders is elected based on article 239 of the Brazilian Corporation Law, and according to CVM understandings, the second part of blank 13-A (according to the numbering in Annex 21-F of CVM Instruction 481) of the Distance Voting Ballot it will not be applicable to the election process and will therefore not be considered.

2.3. Election scenarios for the Company's Board of Directors

Based on the evaluation of the agenda, Management anticipates the following possible scenarios regarding the election to the Company's Board of Directors:

	(A) General election of 8 (eight) members of the Board of Directors	**(B) Separate election of (i) 01 (one) member of the Board of Directors by holders of common shares; and/or (ii) 01 (one) member by holders of preferred shares representing at least 10% of the Company's Capital Stock**

Scenario	Requested multiple voting process	Not requested multiple voting process	Yes	No
1	X		X	
2	X			X
3		X	X	
4		X		X

- In the case of scenario 1, the votes cast for a separate vote ("B") shall not be eligible for voting for the general election ("A");

- In the case of scenario 2, all shares may participate in the general election vote of 8 (eight) members of the Company's Board of Directors ("A"), by multiple voting process, should be preserved, in all cases, vacancies provided for in Article 32, items I and II of the Company's Bylaws;

- In case of scenario 3, the votes cast for the separate vote ("B") shall not be eligible for voting for the general election ("A") by the majority vote criterion; and

- In the case of scenario 4, all shares may participate in the general election vote of 08 (eight) members of the Company's Board of Directors ("A"), by the criterion of majority of votes to all shareholders, and shall be preserved in all cases provided for in Article 32, items I and II of the Company's Bylaws.

In any scenario of multiple voting cumulated to a separate election hypothesis, if the composition of the end of the Board of Directors after the General Meeting called is such as to (i) prevent compliance with the minimum indications set out in items I and II of Article 32 of the Company's Bylaws; and/or (ii) results in a composition that does not guarantee to the controlling shareholder the indication of the majority of its members; then in any of these cases the controlling shareholder shall have the prerogative, but not the obligation, to elect directors in such number as to comply with the provisions of items I and II of Article 32 of the Company's Bylaws and that is at least equal in addition to those elected by the other shareholders, plus one, regardless of the number of directors that, according to the Bylaws, compose the body, pursuant to Article 141, paragraph 7, of the Brazilian Corporate Law.

3. Fiscal Council

3.1. Maximum number of members of the Fiscal Council, Election and Term of Office:

Under Eletrobras' Bylaws, Eletrobras', the Fiscal Council will be composed of 5 (five) members, until 4 (four) of them to be elected at the Annual Shareholders' Meeting, to be held on April 29, 2019, by the shareholders indicated in Article 50 of the Bylaws of the Company.

The election by the minority shareholders will be made, separately, as follows:

- 1 (one) member and respective alternate elected by minority shareholders; and
- 1 (one) member and respective alternate elected by the holders of preferred shares.

Of the separate voting to be made by minority holders of common shares and minority holders of preferred shares, respectively, are prohibited from participating the controlling shareholder or entities in which it directly or indirectly exercises decisive influence.

Pursuant to Circular Letter CVM/SEP/03/2019, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

Annex 02
Information Regarding the candidates to the Fiscal Council appointed by majority shareholders

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD:	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES:	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
José Roberto Bueno Junior	05/16/1960	Fiscal Council	04/29/2019	Until the GSM to be held in 2021.
802.949.797-00	Militar	Fiscal Council Effective Member	-	Yes
No	00	Does not hold other Positions at Eletrobras		
He did not hold a position of member of the Board of Directors or Fiscal Council of Eletrobras				
José Roberto Bueno Junior - 802.949.797-00 Mr. José Roberto Bueno Junior is Rear Admiral of the Paid Reserve of the Brazilian Navy. Graduated in Naval Sciences from the Naval School, PhD in Maritime Policy and Strategy by the Naval War School, graduated in Mechanical Engineering. He served as Special Adviser to the Navy Commander, was Director of the Center for Social Communication of the Navy, Naval Attaché in Naval Adity in the United States of America and in Canada and Head-Adviser of Institutional Relations and Social Communication of the General Officer of Nuclear Development and Technological Department of the Navy. His professional experience includes the command of the following Military Organizations: River Patrol Ship "Rondônia", School of Learners-Mariner of Pernambuco, "Felinto Perry" Submarine Rescue Ship and Port Authority of Eastern Amazonia, when he cumulatively exercised the function of Order Expenses in these organizations. He served as an Electrical Installations Instructor for the Offshore Improvement Course for Officers. Eletrobras is not aware of the existence, in the last 5 (five) years, of civil, criminal or administrative convictions, including those that prevent Mr. José Roberto Bueno Junior from engaging in any professional or commercial activity. Mr. José Roberto Bueno Junior is considered to be a Politically Exposed Person under the terms of CVM Instruction 301 due to his position as Chief of Cabinet of the Minister of State at the Ministry of Mines and Energy.				

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Lorena Melo Silva Perim	05/23/1986	Fiscal Council	04/29/2019	Until the GSM to be held in 2021.
731.649.841-20	Electrical Engineer	Deputy Member of the Fiscal Council	-	Yes
No.	00	Does not hold other Positions at Eletrobras		
She did not hold a position of member of the Board of Directors or Fiscal Council of Eletrobras				
Lorena Melo Silva Perim – 731.649.841-20 Ms. Lorena Melo Silva Perim is an Electrical Engineer graduated in 2009 from the Infrastructure Analyst career of the current Ministry of Economy, working since 2012 in the Special Advisory for Economic Affairs - ASSEC of the Ministry of Mines and Energy. As Program Director of ASSEC, she acts in the formulation of public policy recommendations and in the monitoring of the results of these policies, and has been in charge of assisting and advising the Minister of Mines and Energy for 7 years. He holds a degree in Electrical Engineering from the University of Brasília (UnB) and holds a Master's degree in Electrical Engineering also from UnB. Has a Specialization in Public Policies of the Energy and Mineral Sector from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ). Her professional experience also includes acting in consulting of recognized reputation in the Brazilian Electrical Sector. Eletrobras is not aware of the existence, in the last 5 (five) years, of civil, criminal or administrative convictions, including those that prevent Ms. Lorena Melo Silva Perim from engaging in any professional or commercial activity. Ms. Lorena Melo Silva Perim is considered to be a Politically Exposed Person under the terms of CVM Instruction 301 because she holds the position of Director of the Minister of State in the Ministry of Mines and Energy.				

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	**DATE OF BIRTH**	**ADMINISTRATION BODY:**	**DATE OF ELECTION**	**TERM OF OFFICE**
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Thaís Márcia Fernandes Matano Lacerda	08/08/1964	Fiscal Council	04/29/2019	Until the GSM to be held in 2021
392.758.251-49	Lawyer	Fiscal Council Effective Member		Yes
No	00	Does not hold other Positions at Eletrobras		
Did not hold a position of member of the board of directors or fiscal council of Eletrobras.				

Thaís Márcia Fernandes Matano Lacerda - 392.758.251-49

Ms. Thaís Márcia Fernandes Matano Lacerda is a Legal Consultant in the Ministry of Mines and Energy, and is responsible for providing direct and immediate legal advice to the Minister of State; plan, direct, coordinate, supervise, guide and evaluate legal advisory activities within the Ministry; to establish the interpretation of the Constitution, laws, treaties and other normative acts to be uniformly followed in its areas of operation and coordination, when there is no normative orientation of the Federal Government General Lawyer; to ensure compliance with and observance of the normative guidelines, signed by the Federal Attorney General's Office. She holds a bachelor's degree in Law from the University of Brasília (UNB). Her professional experience also includes working as a legal advisor at Amazônia Azul Tecnologias de Defesa S/A.

Ms., Thaís Márcia Fernandes Matano Lacerda is not council member in other companies.

Eletrobras is not aware of the existence in the last 5 (five) years of civil, criminal or administrative judgments, including those that restrain Mrs. Thaís Márcia Fernandes Matano Lacerda from exercising any professional or commercial activity.

Ms. Thaís Márcia Fernandes Matano Lacerda is considered to be a Politically Exposed Person under the terms of CVM Instruction 301 because she holds position of Legal Consultant in the Ministry of Mines and Energy.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Dario Spegiorin Silveira	08/07/1976	Fiscal Council	04/29/2019	Until the GSM to be held in 2021.
807.768.171-91	Federal Lawyer	Deputy Member of the Fiscal Council	-	Yes
No.	00	Does not perform other Positions at Eletrobras.		
Did not hold a position of member of the board of directors or fiscal council of Eletrobras.				
Dário Spegiorin Silveira – 807.768.171-91 Mr. Dário Spegiorin Silveira is lawyer graduated in Law, in the year 2001 at the Associação de Ensino Unificado do Distrito Federal. Specializations: Public Law, in 2008, by IDP - Instituto Brasiliense de Direito Público; State and Regulation law, in the year 2016, by FGV - Fundação Getúlio Vargas. Federal Lawyer since September 2005. Placement and exercise in the Ministry of Mines and Energy in January 2010, with activities in the administrative area, energy, oil and mining. Currently performing the role of Technical Advisor of the Legal Consulting Department, code FCPE 102.3, with legal advisory duties in the middle and end areas of the Ministry of Mines and Energy. Eletrobras is not aware of the participation of Mr. Dario Spegiorin Silveira in other Publicly-held companies, nor in that of third sector. Eletrobras is not aware of the existence, over the last 5 (five) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Dario Spegiorin Silveira from performing any professional or business activity. Mr. Dario Spegiorin Silveira is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.				

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Annex 03
Information Regarding Candidates for the Board of Directors Indicated by the Majority Shareholders

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Wilson Ferreira Júnior	05/03/1959	Board of Directors	04/29/2019	Until the GSM to be held in 2021.
012.217.298-10	Electrical Engineer	Active Member of the Board of Directors and Chief Executive Officer	-	Yes
No.	01	CEO of the Company, Elected on July 25, 2016 (same date as he took office), with a term of 03 years;		
100%				
Mr. Wilson Pinto Ferreira Junior is graduated in Electrical Engineering at the Mackenzie University School of Engineering in 1981, and in Business Administration from the School of Economic, Accounting, and Administrative Sciences of Mackenzie University in 1983. He studied a Master's in Energy from the University of São Paulo (USP), and has completed various specialization courses in areas such as Occupational Safety Labour Engineering (Mackenzie University, 1982), Marketing (Getúlio Vargas Foundation, 1988) and Electricity Distribution Management (Swedish Power Co. 1992). At Companhia Energética de São Paulo (CESP) he served in various positions, including Chief Distribution Officer (1995 to 1998). He was CEO of RGE from 1998 to 2000, Chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001, and President of the Brazilian Association of Electricity Distributors – ("ABRADEE") (from 2009 to 2010). He is member of the Board of Directors of the ONS and Vice President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB). In March 2000, he became CEO of CPFL Paulista, later becoming CEO of CPFL Piratininga, CPFL Geração, CPFL Brasil, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergua, and other subsidiaries of CPFL Energia. From 2002 to April 2011, he served on the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração, and RGE. He was CEO of CPFL Energia from 2002 until 2016 and, since July 2016, he is the President of Eletrobras. Eletrobras is not aware of the existence, over the last 5 (five) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Wilson Ferreira Júnior from performing any professional or business activity. Mr. Wilson Ferreira Júnior is considered a Politically Exposed Person as per the terms of CVM Instruction 301. He is not an independent member as he does not fully fall under the following concept: I - has no relation to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its majority shareholders, which would compromise his independence; IV - is not and has not been in the last 3 (three) years employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his independence; VI - is not an employee or administrator of a company or entity that is supplying or demanding services or products to Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his position as a board member, with the exception of funds resulting from his equity stake.				

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD:	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES:	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Edvaldo Luis Risso	01/04/1959	Board of Directors	04/29/2019	Until the GSM to be held in 2021.
005.199.978-16	Electrical Engineer	Active Member of the Board of Directors	-	Yes
No.	01	Does not perform other Positions at Eletrobras.		
93.94%				
Mr. Edvaldo Luis Risso is graduated in electrical engineer from the Engineering School of Fundação Educacional de Barretos in 1981, a post-graduate degree in regulatory environment of the electric power and natural gas sectors by FIPE, in partnership with USP, UNIFEI and UNICAMP. He is specialist in energy conservation by the Japan International Cooperation Agency - JICA. Between 1982 and 1989, he worked as Manager of the Operation Division and Superintendent of Production. In 1989, he joined Eletrobras Eletronorte as an operations engineer, acting as Chief of the Regional Operations Center and later as Manager of the Technical Coordination Division. From 1999 to 2002, he worked as the Assistant to the Presidency and Manager of the Business Planning Consulting of CGTEE. Since 2002, as made available by Eletrobras Eletronorte, he has been providing services to the Ministry of Mines and Energy, where he took up the position of Chief of Staff of the Executive Secretariat and the Secretariat of Electric Energy and as General Coordinator for Electric System Monitoring. In the Office of the Minister, he was Chief of the Policy Monitoring and Performance Department. From 2015 to 2018, he served as Deputy Executive Secretary and currently serves as the Project Management Advisory Board at the Ministry of Mines and Energy. Mr. Edvaldo Luís Risso was member of the Fiscal Council of Eletrobras Distribuição Roraima S.A and of the Boards of Directors of Eletrobras Distribuição Rondônia S.A, Amazonas Energia S.A, as well as Eletrobras Furnas S.A. Eletrobras is not aware of the existence, over the last 5 (five) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Edvaldo Luis Risso from performing any professional or business activity. Mr. Edvaldo Luís Risso is considered to be a Politically Exposed Person as per the terms of CVM Instruction 301. He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his position as a board member, with the exception of funds resulting from his/her equity stake.				

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
José Guimarães Monforte	07/06/1947	Board of Directors	04/29/2019	Until the GSM to be held in 2021
447.507.658-72	Economist	Active Member of the Board of Directors	-	Yes
Yes	01	Does not perform other Positions at Eletrobras.		
100%				

Mr. José Guimarães Monforte is an economist from the Catholic University of Santos. He is a partner of Emax Consultoria, member of the Advisory Board of the British School of Creative Arts, member of the Board of Directors of Cyrela. President of the Consultative Council of Premix, President of the Consultative Council of Instituto Elos. Member of the Corporate Governance Committee of BM&F Bovespa for State Owned Companies, member of the Deliberative Board of IDIS-Institute for Social Investment Development, member of the Editorial Board of Harvard Business Review Brazil.

From 1998 to 2011 he was in the Council and in the Coordination of the Risk Committee of Natura Cosmeticos. Until 2011 he participated in the Board of Vivo. He was also a Member of the Boards of Directors of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF and Agrenco Ltd. Member of Ethics Committee of IBRI and the Advisory Board of ABERJE and also of the OECD Advisory Panel on Board of Directors Efficiency, Advisory Board-Americas Cabinet, Graduate School of Business, Chicago.

He was involved in the development of the Brazilian Institute of Corporate Governance, being Board Member in 2002, Vice-Chairman of the Board in 2003 and Chairman of the Board from 2004 to 2008. He was Coordinator of the Bovespa Capital IPO Committee, ANBID Vice-President and Board of the Settlement Fund of the Commodities Exchange. He has served as an executive in several banks and companies such as BANESPA, Merrill Lynch Bank, Citibank, VBC Energia S/A and Janos Comércio, Administração e Participações LTDA, occupying positions in Brazil and abroad. He was founder partner of Pragma Gestão Patrimonial.

Eletrobras is aware of the participation of Mr. José Guimarães Monforte in entities of the third sector: Elos and IDIS (but are not Administrative Positions).

Eletrobras is not aware of the participation of Mr. José Guimarães Monforte has undergone, over the last five years, any charge under a (i) criminal proceeding, (ii) in an administrative proceeding of CVM, or (iii) which became unappeasable, in the court or administrative level, which suspended or rendered him unable to carry out any professional or business activity.

He is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

He is an independent member as he falls under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, affiliate or subsidiary of Eletrobras, except if the link is exclusively with public education or research institutions; V - not be a supplier or buyer, direct or indirect, of services or products of Eletrobras, in order to imply loss of independence; VI - not be an employee or administrator of a company or entity that is offering or requesting services or products to Eletrobras, in order to imply loss of independence; VII - not receive any other remuneration from Eletrobras mixed other than that related to the position of director, except for cash proceeds from participation in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

<table>
<tr><th>NAME</th><th>DATE OF BIRTH</th><th>ADMINISTRATION BODY:</th><th>DATE OF ELECTION</th><th>TERM OF OFFICE</th></tr>
<tr><th>CPF</th><th>OCCUPATION</th><th>ELECTED OFFICE HELD:</th><th>INVESTITURE DATE</th><th>ELECTED BY CONTROLLER?</th></tr>
<tr><th>INDEPENDENT MEMBER?</th><th>NUMBER OF CONSECUTIVE OFFICES:</th><th colspan="3">OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:</th></tr>
<tr><th colspan="5">IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.</th></tr>
<tr><th colspan="5">PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.</th></tr>
<tr><td>Ricardo Brandão Silva</td><td>06/17/1974</td><td>Board of Directors</td><td>04/29/2019</td><td>Until the GSM to be held in 2021.</td></tr>
<tr><td>634.956.941-53</td><td>Federal Prosecutor (AGU)</td><td>Active Member of the Board of Directors</td><td>-</td><td>Yes</td></tr>
<tr><td>No</td><td>00</td><td colspan="3"></td></tr>
<tr><td colspan="5">Did not hold a position of member of the board of directors or fiscal of Eletrobras</td></tr>
<tr><td colspan="5">Mr. Ricardo Brandão Silva holds a bachelor's degree in Law from the University of Brasília - UnB, Specialist in Regulatory Law of Electric Energy by UnB and a Master of Law from Stanford University. He has been a Federal Prosecutor since 2002, assigned by the Federal Attorney General's Office (AGU) in July 2018 to serve as General Legal Adviser for the Presidency of Eletrobras. On March 1st, 2019, he was assigned by the AGU to the Ministry of Economy and appointed on March 13th, 2019 to hold the position of Project Manager at the Special Secretariat for Privatization and Development of the Ministry of Economy.

He served as Special Advisor to the Minister of Mines and Energy from October 2017 until August 2018. He worked in the Coordination of the Infrastructure Nucleus and management of priority actions of a final nature of regulatory agencies of the Federal Regional Attorney's Office of the 1st Region between September 2016 and October 2017, as well as from April 2010 to November 2011. He was the Attorney General of the National Electric Energy Agency - ANEEL between October 2012 and August 2015, and advisor to the Director General of ANEEL from November 2011 until October 2012. Between December 2004 and March 2010, he was Deputy Attorney General of ANEEL, a function that he joined with the Coordinator of the PF/ANEEL Litigation Center, which he held in the period between June 2003 and March 2010. He still worked in the advisory of the Minister Carlos Velloso, in the Supreme Federal Court, between May of 2000 and August of 2002.

Eletrobras is not aware of the existence, over the last 5 (five) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Vicente Falconi Campos from performing any professional or business activity.

He is considered to be a Politically Exposed Person as per the terms of CVM Instruction 301/1999.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.</td></tr>
</table>

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	**DATE OF BIRTH**	**ADMINISTRATION BODY:**	**DATE OF ELECTION**	**TERM OF OFFICE**
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Mauro Gentile Rodrigues Cunha	11/06/1971	Board of Directors	04/29/2019	Until the GSM to be held in 2021
004.275.077-66	Advisor	Active Member of the Board of Directors		yes
Yes	01	Do not occupy other positions at Eletrobras.		
100%				

Mr. Mauro Gentile Rodrigues Cunha, in the last 23 years, has developed a career focused on the fields of capital markets and corporate governance. From 1998 to 2012, the funds under its management or co-management exceeded the Ibovespa index by 11.5 percentage points per year, net of all costs. He was honored to participate in a select group of professionals who were deeply involved in the legal and regulatory improvements of the Brazilian market, including the creation of the Novo Mercado. He also had the opportunity to work with companies and their control groups to improve their corporate governance practices. The results included better returns for companies and their investors, as well as a better understanding of the corporate structures that are ideally suited to the culture and need of each economic group (which sometimes included closing its capital). One of its most significant achievements was connected to IBGC leadership, which has become one of the world's largest corporate governance institutes, building a national and international reputation for the quality of its content, its impact on society and its independence. Since March 2012, he is the president of the Association of Investors in Capital Markets - Amec. Prior to that, he served as an investment manager and analyst at several institutions such as Opus, Franklin Templeton, Bradesco Templeton, Professional Investor, Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity Group and Banco Pactual. He was Chairman of the board of IBGC from 2008 to 2009.

Mr. Mauro Gentile Rodrigues Cunha participated in the Board of Directors of CESP, from May 7, 2013 until May 14, 2017. He was a member of the Petrobras Audit Committee from May 17, 2013 to April 25, 2014 and a member of Petrobras' Board of Directors from April 30, 2013 to April 2, 2014 and April 3, 2014 to April 29, 2015, and is now a member of the Board of Directors of Totvs and BR Malls.

Mr. Mauro Gentile Rodrigues Cunha has not been the target, in the last 05 (five) years, of a) any criminal conviction, even if it has not been resorted to; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Mauro Gentile Rodrigues Cunha is not considered a person politically exposed under the terms of CVM Instruction 301.

He is an independent member as he does not fully fall under the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last 3 (three) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last 3 (three) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting

from his/her interest in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD:	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES:	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Vicente Falconi Campos	09/30/1940	Board of Directors	04/29/2019	Until the GSM to be held in 2021.
000.232.216-15	Engineer	Active Member of the Board of Directors	-	Yes
Yes	01	He joins the following Internal Commissions: Comission of People and Management, Comission of Governance and CGPE.		
84.84%				

Vicente Falconi Campos - 000.232.216-15

Mr. Vicente Falconi Campos is graduated in engineering in 1963 at the Federal University of Minas Gerais (UFMG), and he holds Master and PHD in Engineering from the Colorado School of Mines (USA), in 1968 and 1971. He is the founder and Chairman of Board of Directors of FALCONI - Consultores de Resultados, the largest management consultancy firm in Brazil. He is consultant for the Brazilian Federal Government, as well as for various State and Municipal Governments, and for many of Brazil's largest companies, such as AMBEV, Grupo Gerdau, VALE, AMIL (United Health), PETROBRAS, B2W, and others. He is Professor Emeritus at the UFMG. He was awarded the Rio Branco Medal for service to the nation. He was selected by the American Society for Quality Control as one of the "21 Voices of the 21st Century". He has worked with the JUSE (Union of Japanese Scientists and Engineers) as well as with Brazilian companies such as AMBEV and BRF Brasil Foods.

Mr. Falconi has not been subject, in the past five years, to any (i) criminal conviction, (ii) CVM administrative order, or (iii) final judgment in either the judicial or administrative scope, suspending or prohibiting him from practicing any professional or business activities.

Mr. Vicente Falconi Campos is not considered to be a Politically Exposed Person as per the terms of CVM Instruction 301/1999.

He is an independent member as it does fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	DATE OF BIRTH	ADMINISTRATION BODY:	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD:	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES:	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Ruy Flaks Schneider	02/28/1941	Board of Directors	04/29/2019	Until the GSM to be held in 2021
010.325.267/34	Mechanical and Production Industrial Engineer	Member of the Board of Directors	-	Yes
Yes	00	Does not occupy other positions at Eletrobras.		
He did not hold a position of member of the Board of Directors or Fiscal Council of Eletrobras				

Mechanical and production industrial engineer, graduated by puc/rj in 1963, 1st place of the class, "metal leve" award, master of sciences in "engineering economy" by stanford university, 1965. official of the reservation of the navy, formed by the ciorm (centro de instrução de oficiais para a reserva da marinha), 1961, 1st place of the class, superior course of war of the superior school of war, 1978.

Acting as an executive officer of big companies including strategic formulation and respective actions, establishment of scenarios and obtaining/adequating human, technological and financial resources with special dedication to the perception of threats and to the geopolitical factors.

Returning to brazil, he returned to puc/rj where he founded the industrial engineering department, becoming his first director and establishing the first master program in industrial engineering (production engineering) which, in 2017, completed fifty years and today is in the greater post-graduation program of brazil, by the number of universities and masters and registered doctors.

From 1966, implemented xerox do brasil sa and in 1970 started its career at banco brascan de investimento sa as financial analysis manager, being successfully promoted marketing manager, marketing director, vice president of investments and vice president, market of capital, since 1980, banco de montreal sa-montrealbank. simultaneously, i had functions as director superintendent and member of the board of various subsidiaries, montrealbank financeira s.a., montrealbank dtvm s.a., montrealbank leasing s.a., montrealbank corretora de seguros ltda. and the montrealbank pension fund, the first multiprogrammed fund and in which the defined contribution plans were introduced in brazil. was advisor of the economy sub-committee of the brazilian external debt renegotiation committee and, having been a member of the advisory board of the central bank capital market, in 1987 participated in advisory services to the central bank in the preparation of the external debt conversion program. the idea for the multiplan group, in which it was vice president, member of the board of directors and director-superintendent of renasce national network of shopping centers, developing shopping centers and respective financial engineering, in Brazil and Portugal.

In the middle of 1991 he passed to dedicate integrally to schneider & cia. consultancy, enterprises and participations, merchant bank, with consultancy, recovery of companies, restoration of value, mergers & acquisitions. lecturer in brazil and abroad, including, at the invitation of the ministry of foreign affairs. dean of the conferencists of the naval war school, integrates the cepe (centro de estudos político-estratégicos da marinha do brasil), already having gone in service to antarctica and haiti. president of the board of directors of lrnb (liga da reserva naval do brasil) has been a member of board of diretors and fiscal council and has diverse articles published.

Board of directors certified by the IBGC (instituto brasileiro de governança corporativa.), since january 2013, successively renewed until the present time. Great officer of the order of naval merit, commander of the order of merit of defense, officer of the order of rio branco, officer of the order of aeronautical merit, knight of the order of military merit, medal merit tamandaré, medal of the pacifier and mediterranean mérito santos dumont. Fluent in English, French and Spanish, regular domain of Italian and German, introductory Russian.

Eletrobras has no knowledge of the existence, in the last 5 (five) years, of civil, criminal or administrative condemnations unappeasable, including, that preventing Ruy Flaks Schneider from exercising professional or commercial activity any.

Mr. Ruy Flaks Schneider is not considered to be politically exposed under cvm instruction 301.

Mr. Ruy Flaks Schneider is an independent member for fully fulfilling the following determinants: i - not having any link with eletrobras, except capital participation; ii - not to be speaker or a consanguate kind or affiliate, through the third grape or by adoption, of executive chief, minister of state, secretary of state or municipal or administrator of eletrobras; iii

- do not have held, in the last 3 (three) years, link of any nature with eletrobras or its controllers, which may come to compromise your independence; iv - not being or not has been, in the last 3 (three) years, employee or director of eletrobras, a company of a joint economy or a controlled, associated or subsidiary company of eletrobras, except if the link is exclusively to public education institutions or research; v - do not be a supplier or buyer, direct or indirect, of services or products of eletrobras, in order to imply loss of independence; vi - do not be an employee or administrator of a company or entity that is offering or deeming services or products to eletrobras, in order to imply loss of independence; vii - do not receive another remuneration of eletrobras nor society of economics other than those concerning the position of director, except of cash provisions or of participation in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	**DATE OF BIRTH**	**ADMINISTRATION BODY:**	**DATE OF ELECTION**	**TERM OF OFFICE**
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Bruno Eustáquio Ferreira Castro de	07/03/1981	Board of Directors	04/29/2019	Until the GSM to be held in 2021

Carvalho				
053.965.606-22	Civil Engineer	Active Member of the Board of Directors	-	Yes
No	00	Do not occupy other positions at Eletrobras.		
He did not hold a position of member of the Board of Directors or Fiscal Council of Eletrobras				

Mr. Bruno Eustáquio Ferreira Castro de Carvalho is PhD in Civil Engineering in the scope of Systems and Infrastructure Management by Instituto Superior Técnico of the University of Lisbon (IST/UL). PhD in Civil Engineering from University of Brasília (UnB) (Co-Tutela). Master in Environmental Engineering and Natural Resources, Faculty of Engineering, University of Porto, Portugal (FEUP/UP). Master in Civil Engineering from UnB. Specialist in Infrastructure Policies by the National School of Public Administration (ENAP). Specialist in Future Intelligence by the Center for Advanced Studies of UnB. Specialist in socioeconomic evaluation of major infrastructure projects by ENAP. Short classes in several areas of knowledge and in the Private Public Partnerships (PPP) modality by the Inter-American Development Bank (IDB). Leadership from Indiana University (USA). Civil Engineer from the Federal University of Minas Gerais (UFMG). Technologist in the Environment by the Federal Center of Technological Education of Minas Gerais (CEFET-MG). Honor and Distinction in the concept of the European Union in defending the PhD in UL. Erasmus Mundus SMART2 (Paris) Award in Regulatory Governance and Regulatory Impact Analysis (AIR) applied to the network infrastructure sector (1st Place). Fellowship Australia Awards (1st place) in the area of risk management of network infrastructure (water, energy and transportation). Professor of the National School of Public Administration in Governance and Regulation (regulatory agencies and TCU). Effective federal public servant of the Infrastructure Analyst career of the Ministry of Planning, Development and Management (10 years). Currently Deputy Executive Secretary of MME. He was a member of the Level IV transition post in the area of Infrastructure/Mines and Energy/Transport and Regional Development. He was Deputy Director and Deputy Secretary in Articulation and Public Policy in the areas of Energy, Oil and Gas and Mining in the Investment Partnership Program (SPPI/PR). He was Director and Substitute Secretary in the Secretariat of Articulation for Investments and Partnerships in the themes of railways and ports of SPPI. He was Director of the Secretariat for Project Coordination in the areas of airports and electric power of SPPI. He was also coordinator of the PPI Projects portfolio and the environmental licensing agenda. He was an Advisor, Chief of Staff and Coordinator of Infrastructure Projects in the topics of (climate modeling, energy, water resources, drainage, ports and highways) in the Secretariat of Strategic Affairs of the Presidency of the Republic (SAE/PR). He was an Advisor at the National Center for Risk Management of the Ministry of National Integration. He was an Advisor to the Executive Secretariat and then to the Secretariat of Urban Environment at the Ministry of Environment. Professor in other training institutions for public agents in the areas of PPPs and infrastructure regulation. Member of doctoral stalls in the subject of regulation, economy and infrastructure. Published books, articles and international periodical (more than 25 works) research papers. International reviewer of international journals such as Utilities Policy, Expert Systems among others in the area of regulation and public policy.

Eletrobras is not aware of the existence in the last 5 (five) years of civil, criminal or administrative judgments, including those that restrain Mr. Bruno Eustáquio Ferreira Castro de Carvalho from engaging in any professional or commercial activity.

Still, Mr. Bruno Eustáquio Ferreira Castro de Carvalho is considered a Politically Exposed Person under the terms of CVM Instruction 301.

Mr. Bruno has not been subject, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) has been made a final, judicial or administrative decision that has suspended or rendered him incapable of any professional or commercial activity; and

Lastly, it is not an independent member because it does not fully fulfilling the following determinants: III - has not maintained, in the last 3 (three) years, any type of bond with Eletrobras or its controllers, which could compromise its independence.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

NAME	**DATE OF BIRTH**	**ADMINISTRATION BODY:**	**DATE OF ELECTION**	**TERM OF OFFICE**
CPF	**OCCUPATION**	**ELECTED OFFICE HELD:**	**INVESTITURE DATE**	**ELECTED BY CONTROLLER?**
INDEPENDENT MEMBER?	**NUMBER OF CONSECUTIVE OFFICES:**	**OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER:**		
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE.				
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.				
Luiz Eduardo dos Santos Monteiro	07/23/1979	Board of Directors	04/29/2019	Until the GSM to be held in 2021
083.301.757-82	Business Administration	Member of the Board of Directors	-	No
No	00	Do not occupy other positions at Eletrobras		
He did not hold a position of member of the Board of Directors or Fiscal Council of Eletrobras				

Mr. Luiz Eduardo dos Santos Monteiro is graduated in Business Administration from UFRJ, and holds Master's degree in Business Administration from FGV and a post-graduate degree in Corporate Finance from FGV. He has 16 years of experience in the electric energy sector. Working at Eletrobras, he held a managerial role in the area of economic-financial planning and was also a business supervisor. In addition, he served as Fiscal Council memeber at CelgPar, an electric energy shareholding company in the State of Goiás.

Eletrobras is not aware that Mr. Luiz Eduardo dos Santos Monteiro has been targeted in the last 5 (five) years of a) any criminal conviction, even if it has not been resorted to; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Luiz Eduardo dos Santos Monteiro is not considered a politically exposed person under the terms of CVM Instruction 301.

Mr. Luiz Eduardo dos Santos Monteiro did not run for elective positions in the Executive and/or Legislative branches in the last fiscal year.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company's managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company's managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

CGPE/CAAS
Rua da Quitanda, 196 – 25º andar
20090-070 Rio de Janeiro - RJ
Tel.: (21) 2514-5641

CERTIFICATE

Annex 04

Extract from the Minutes of the 27th Meeting of the Management, People and Eligibility Committee

The Eletrobras Management, People and Eligibility Committee met at the Eletrobras Office in Rio de Janeiro, Brazil, on March 25, 2019, at 3:00 p.m., located at Rua da Quitanda, no. 196, 25th floor, Mario Bhering Building, Center, Rio de Janeiro - RJ. The members of the meeting were: MANOEL ARLINDO ZARONI TORRES (coordinator), CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ GUIMARÃES MONFORTE. There were no records of absences. **OPINION ON ELIGIBILITY:** The members of the Management, People and Eligibility Committee - CGPE, in the use of their legal attributions, and in accordance with articles 14 and 64, paragraph 1, of Decree No. 8.945/16, and Circular Letter n 842/16-MP, voted based on documentation submitted, having unanimously and exclusively from the point of view of the legal requirements of investiture, the following indications were eligible:

a) MME – appointment of **Wilson Ferreira Jr.** for the position of board of diretor memeber of Eletrobras;

b) MME – appointment of **Vicente Falconi Campos** for the position of board of diretor memeber of Eletrobras;

c) MME – appointment of **José Guimarães Monforte** for the position of board of diretor memeber of Eletrobras;

   - Register: The Board member JOSÉ GUIMARÃES MONFORTE registered his abstention regarding the analysis of eligibility of his own indication, claiming conflict of interest.

d) MME – appointment of **Mauro Gentile Rodrigues da Cunha** for the position of board of diretor memeber of Eletrobras;

e) MME – appointment of **Bruno Eustáquio Ferreira Castro de Carvalho** for the position of board of diretor memeber of Eletrobras;

f) MME – appointment of **Ruy Flaks Schneider** for the position of board of diretor memeber of Eletrobras;

   - Register: The Governance Department reported that the candidate in question has a conviction in an administrative proceeding that is open and tried by CVM, and that this decision was the subject of an administrative appeal with suspensive effect. It also recorded that the penalty applied by CVM to the applicant relates only to the pecuniary sanction of fine, under the terms of art. 11, item II, of Law no. 6.385/76, with no proposal or decision regarding the temporary disqualification penalty. In this sense, Eletrobras' internal legal counsel, after consulting the Governance Department, ratified the understanding that the CVM ruling, in addition to not being subject to a final decision in the administrative sphere, does not have the effect of affecting eligibility of the candidate in question.

g) MME – appointment of **Thaís Márcia Fernandes Matano Lacerda** for the position of Eletrobras Fiscal Council effective member;

h) MME – appointment of **Jose Roberto Bueno Junior** for the position of Eletrobras Fiscal Council effective member;

i) MME – appointment of **Dario Spegiorin Silveira** for the position of fiscal council alternate member of Eletrobras;

j) MME – appointment of **Lorena Melo Silva Perin** for the position of fiscal council alternate member of Eletrobras;

k) ELETROSUL – Appointments to the Fiscal Council of SPE Transmissora Sul Brasileira de Energia S.A. - TSBE. RES-128 dated March 18, 2019. Effective members: **Múcio Althoff de Medeiros; Marialba dos Santos Coelho; Wanderlei Grisard.** Alternates: **Ernesto Stodieck Neto; Edson Augusto Buch; Jorge da Silva Mendes.**

In conclusion, the CGPE warned that all the indications analyzed, with the exception of Mrs. **Thaís Márcia Fernandes Matano Lacerda**, did not contemplate until the date of this meeting a manifestation of the Chief of Staff Office regarding its prior approval, under the terms of art. 22, item II, of Decree no. 8,945/16. The Committee further noted that, on an exceptional basis, it agreed to deliberate on the eligibility of these candidates, despite the provisions of CGPAR Resolution no. 24/2018, since the company is required to indicate in the OGM management proposal the indications of the controlling shareholder to the positions of board of directors and fiscal council, in addition to prior opinion as to their eligibility, pursuant to CVM Normative Instruction 481/2009, with subsequent amendments, and in light of Circular Letter CVM no. 003/2019.

The CGPE also unanimously decided to withdraw from the agenda:

(i) the proposal to analyze the eligibility of Mr. Ricardo Brandão Silva for the position of Eletrobras' board of diretor member, on the grounds that, according to information provided by the Eletrobras Governance Department, the Ministry of Economy would not have issued an official statement of this candidate, so it is not possible to analyze eligibility without at least having the formal registration of the nomination by the competent public body.

(ii) the proposal for the analysis of the eligibility of Mr. Edvaldo Luís Risso to the position of Eletrobras' board of diretor member, under the justification that there was no clarification in the support material if said employee broke his employment relationship with the Eletrobras subsidiary and if the is currently holding a position in committee in the Federal Public Administration, in order to identify the application or not of art. 29, item III, and its paragraph 1, all of Decree no. 8,945/16.

There being no further business to discuss on the subject, the members of the Committee closed the proceedings on the eligibility of this meeting, determining the drafting of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Administration. The other matters dealt with in this meeting were omitted in this certificate for legitimate caution, because they related to interests merely internal to the Company, and were supported by the management's secrecy duty, according to the caput of Article 155 of Law 6,404/76, and therefore falls outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law and article 10 of Law no. 13.303/2016.

Rio de Janeiro, March 27, 2019

Annex 05: Setting of the Compensation of Managers, Members of the Fiscal Council and Members of the Audit and Risk Statutory Committee

In compliance with article 12, I, of CVM Instruction 481, below is the proposal for the remuneration of Managers, effective members of the Fiscal Council and the Audit and Risk Statutory Committee for the period from April 2019 to March 2020.

Proposal of Managers' Compensation:

- Global Value to Managers (Executive Board and Board of Directors): BRL 12,340,940.33 (twelve million, three hundred and forty thousand, nine hundred and forty reais and thirty-three cents)

- Global Value to the Fiscal Council: BRL 437,731.57 (four hundred and thirty-seven thousand, seven hundred and thirty-one reais and fifty-seven cents)

- Global Value to the Audit and Risk Statutory Committee: BRL 2,626,389.46 (two million, six hundred and twenty-six thousand, three hundred and eighty-nine reais and forty-six cents)

The ascertainment of the remuneration of the Managers, members of the Fiscal Council and Audit and Risk Statutory Committee for the period from April 2019 to March 2020 will be deliberated and approved at the Annual Shareholders' Meeting to be held on April 29, 2019.

In addition to this, for a better understanding by the Shareholders of the proposal for the remuneration of the Company's managers for the term that will be closed at the Annual General Meeting to be held in 2021, and in line with the guidelines set forth in Circular Letter/CVM/SEP/No. 03/2019, the Company lists, below, some additional information connected to the remuneration proposal presented.

(a) Period covered by this proposal for remuneration

The proposal for compensation of the managers presented hereunder for appraisal of the Shareholders span between the months of April 2019 (including it) and March 2020 (including it).

(b) Values approved in the previous proposal and amounts actually realized:

Despite the proposal by the Company's Management, as part of the Management Proposal for the Shareholders' Meeting held on April 27, 2018, as global compensation of the Managers (Executive Board and Board of Directors), the total amount of BRL 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven cents), of BRL 573,172,85 (five hundred and seventy-three thousand, one hundred and seventy-two reais and eighty-five cents) for members of the Fiscal Council and of BRL 2,627,042.41 (two million, six hundred and twenty-seven thousand, forty-two reais and forty-one cents) for members of the Audit and Risk Committee, the Annual Shareholders' Meeting held on April 28, 2018 approved the global compensation of the Company's Managers for the period from April 2018 to March 2019, amounting to BRL 10,759,950.95 (ten million, seven hundred and fifty-nine thousand, nine hundred and fifty reais and ninety-five cents) . However, in the period from April 2018 to March 2019, the amount of BRL 6,666,244.06 (six million, six hundred and sixty-six thousand, two hundred and forty-four reais and six centavos) was effectively recognized as compensation of the Company's Management, not considering the amounts paid to the members of the Company's Fiscal Council and the Audit and Risk Committee.

Thus, it was observed that the amount effectively approved was higher by BRL 4,093,706.89 (four million, ninety-three thousand, seven hundred and six reais and eighty-nine cents) than the amounts actually recognized (realized) for the year 2018/2019. The Company adopts a conservative stance, which includes, based on historical practical experience, the establishment of certain forecasts for cases of substitution of Directors during the year. Accordingly, the perceived difference between the amount approved by the shareholders and the amount actually incurred is due to the non-materialization of events for which various provisions have been constituted that were not realized, in particular BRL 2,109,186.78 (two million, (one hundred and nine thousand, one hundred and eighty-six reais and seventy-eight cents) as Compensatory Remuneration ("Quarantine"), provided for in cases of substitution of members of the Executive Board in which they are prevented, for a term of 6 (six) months, to act by competitors of the Company, being remunerated by it in function thereof, and BRL 703,062.26 (seven hundred and three thousand, sixty-two Reais and twenty-six cents) as Transfer cover costs of relocation and relocation of elected members to the Executive Board

The Company's Management adopts a prudent position to foresee such amounts in its remuneration proposal to the extent that any changes in the composition of the members may cause the need to make such payments.

In addition, there was a difference of BRL 660,554.35 (six hundred and sixty thousand, five hundred and fifty-four reais and thirty-five cents) as Fixed Fees of the Executive Board as a unction of the time period between the retirement of the former holder and the inauguration of the new Director of Administration and the dismissal of the Distribution Officer, a position that was temporarily occupied by Eletrobras CEO.

(c) Possible differences between the amounts of the present proposal and the previous proposal and those included in Section 13 of the Reference Form of the Company:

In 2018, the Company proposed the value of BRL 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven cents) for the Managers, of the BRL 573,172.85 (five hundred and seventy-three thousand, one hundred and seventy-two reais and eighty-five cents) to the members of the Fiscal Council and of the BRL 2,627,042.41 (two million, six hundred and twenty-seven thousand, forty-two reais and forty-one cents) for the members of the Audit and Risk Committee for the period from April 2018 to March 2019. Nevertheless, as evidenced in item (b) above, the amount effectively approved at the Annual General Meeting held on April 27, 2018 was BRL 10.759.950,95 (ten million, seven hundred and fifty-nine thousand, nine hundred and fifty reais and ninety-five cents).

For the period from April 2019 to March 2020, the Company's Management is proposing the amount of BRL 12,340,940.33 (twelve million, three hundred and forty thousand, nine hundred and forty reais and thirty-three cents) to the Managers, BRL 437,731.57 (four hundred and thirty-seven thousand, seven hundred and thirty-one reais and fifty-seven cents) to the Fiscal Council members and BRL 2,626,389.46 (two million, six hundred and twenty-six thousand, three hundred and eighty-nine reais and forty-six cents) to the Audit and Risk Statutory Committee, respectively.

Accordingly, there is a reduction in relation to the Management's proposal in 2018 in the amount of BRL 4,698,953.24 (four million, six hundred and ninety-eight thousand, nine hundred and fifty-three reais and twenty-four cents), of BRL 135,441.28 (one hundred and thirty-five thousand, four hundred and forty-one reais and twenty-eight centavos) in relation to the remuneration of the members of the Fiscal Council and of BRL 652.95 (six hundred and fifty-two reais and ninety-five cents) in relation to the remuneration of the members of the Audit and Risk Statutory Committee.

The 2019/2020 proposal is more conservative than the 2018/19 proposal, given that the current government has taken a cautious stance on the guidelines for Union-controlled companies. SEST

has the competence to speak on issues related to the state-owned companies in relation to the remuneration of directors and advisors, establishing guidelines for companies. The current proposal is more convergent to the amount effectively approved at the Annual General Meeting of 2018, and it is worth noting that SEST subsidizes the formulation of the Union's vote. The current proposal is in line with the specific guidelines established by the current Government for Eletrobras with respect to this topic.

It should be noted that the information contained in the Reference Form refers to the Company's accounting year, ending on December 31 of each year, while the remuneration proposals refer to the interval between 02 (two) subsequent general shareholders' meetings.

The following is Annex 05 with the information regarding the remuneration of the managers, fiscal directors and members of the Audit and Risk Statutory Committee according to item 13 of the Reference Form.

Annex 06: Information regarding the managers' compensation under the terms of item 13 of the Reference Form

13.1 - Description of remuneration policy or practice, including non-statutory board of directors

(a) Objectives of remuneration policy or practice, stating whether the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document may be consulted:

The main purpose of the remuneration practice adopted by Eletrobras is to promote the alignment of the interests of the Directors with the interests of the Company's shareholders. To this end, the remuneration of the Eletrobras Directors is determined using as parameters the responsibility, the time dedicated to the function, the competence and the professional reputation of the Directors.

The members of the Board of Directors and Fiscal Council are not entitled to direct and indirect benefits and compensation for participacion in committees, except, in the case of the members of the Board of Directors who occupy positions in the Audit and Risks Statutory Committee of the company itself, shall elect the remuneration of a member of said Committee.

(b) Composition of Compensation, stating:

i. Description of the remuneration elements and the objectives of each of them;

Executive Board

Annual Fixed Compensation

Eletrobras' Statutory Board members are entitled to a monthly fixed remuneration corresponding to the fees attributed to the exercise of the function, plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance, (whose costs are divided between Eletrobras and the opting member), health insurance, meal assistance, housing assistance and special allowance.

The payment of the special payment refers to the Christmas bonus paid to all members of the Executive Board. The entire Eletrobras Board of Directors is Statutory.

The purpose of the referred remuneration is to remunerate the services of each Statutory Officer, within the scope of responsibility assigned to his/her function.

The members of the Statutory Board are not entitled to compensation for participation in committees.

Variable Compensation

The members of the Board of Executive Officers are entitled to annual variable remuneration, based on the fulfillment of annual goals established for Board of Directors and approved by the Office of Coordination and Governance of State Companies - SEST of the Ministry of Economy.

Post-Employment Benefits

The members of the Executive Board are entitled to post-employment benefits in the form of contributions to the supplemental social security.

Grounded Reasoning for End of Office

Pursuant to Federal Law 12,813 of May 16, 2013 and pursuant to art. 4 of Decree 4,187, of April 8, 2002, the members of the Statutory Board of Executive Officers are entitled to benefits motivated by the termination of the position.

The purpose of this benefit, called "Quarantine", is to ensure that other positions and/or new positions, by the Company's past managers, are not taken over by companies considered to be competitors of the Company in the 6 (six) months following their exit.

Compensation Based on Shares

The members of the Statutory Board are not entitled to stock-based compensation.

Board of Directors

Annual Fixed Compensation

The remuneration of the members of the Board of Directors is set at one tenth of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected to the additional vacation and direct and indirect benefits granted to said members.

The purpose of said compensation is to remunerate the services of each director, within the scope of responsibility assigned to the Company's Board of Directors.

The members of the Board of Directors are not entitled to direct and indirect benefits and compensation for participation in committees, , except those Board Members who are members of the Audit and Risk Statutory Committee , who will only perceive the Committee member's compensation.

Variable Compensation

The members of the Board of Directors are not entitled to variable remuneration, including, without limitation, bonuses, profit sharing, compensation for participation in meetings and commissions.

Post-Employment Benefits

The members of the Board of Directors are not entitled to post-employment benefits.

Benefits Grounded Reasoning for End of Office

The members of the Board of Directors are not entitled to benefits motivated by the termination of the position.

Compensation Based on Shares

The members of the Board of Directors are not entitled to stock-based compensation.

Fiscal Council

Annual Fixed Compensation

The remuneration of the members of the Fiscal Council is set at one tenth of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected to the additional vacation and the direct and indirect benefits granted to said members.

The purpose of said compensation is to remunerate the services of each director, within the scope of responsibility assigned to the Company's Fiscal Council.

The members of the Fiscal Council are not entitled to direct and indirect benefits and compensation for participation in committees

Variable Compensation

The Fiscal Council's members are not entitled to a variable compensation, including, without limitation, bonus, interests in the results, compensation owing to interest in meetings and commissions.

Post-Employment Benefits

The Fiscal Council's members are not entitled to post-employment benefits.

Benefits Grounded Reasoning for End of Office

The members of the Fiscal Council are not entitled to benefits motivated by the termination of the position.

Compensation Based on Shares

The Fiscal Council's members are not entitled to stock-based compensation.

Non-statutory Board:

Not applicable, since Eletrobras does not have non-statutory departments.

Committees:

The Board of Directors has the following three committees whose purpose is through analysis, follow-up and recommendation on specific issues in each department: (i) Strategy, Governance and Sustainability Committee; (ii) Audit and Risk Committee; and (iii) Management Committee, People and Eligibility, the last two being provided for by Eletrobras' Articles of incorporation, as required for Law 13,303/16 and its regulations (State Law). Each committee has three vacancies for board members, and its duties are set out in internal bylaws.

The Paragraph 3 of Article 40 of Eletrobras' Bylaws established that the Audit and Risk Statutory Committee may have up to 5 members. Currently its membership is 3 (three) members.

The Paragraph 4 of said article of Article 40 of Eletrobras' Bylaws established, in turn, that the remuneration of the members of the Audit and Statutory Risks Committee shall be fixed by the General Meeting in an amount not lower than the remuneration of the Fiscal Council Members.

In its turn, the Paragraph 5 of the same article defined that The members of the Board of Directors who occupy positions in the Audit and Risk Statutory Committee of the company itself, shall elect the remuneration of a member of said Committee.

Audit and Risk Committee Statutory

Annual Fixed Compensation

The remuneration of the members of the Audit and Risk Statutory Committee 60% (sixty percent) of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected to the additional vacation and the direct and indirect benefits granted to said members.

The purpose of said compensation is to remunerate the services of each member, within the scope of responsibility assigned to the Company's Audit and Risk Statutory Committee.

The members of the Audit and Risk Statutory Committee are not entitled to direct and indirect benefits.

Variable Compensation

The Audit and Risk Statutory Committee members are not entitled to a variable compensation, including, without limitation, bonus, interests in the results, compensation owing to interest in meetings and commissions.

Post-Employment Benefits

The Audit and Risk Statutory Committee members are not entitled to post-employment benefits.

Benefits Grounded Reasoning for End of Office

The members of the Audit and Risk Statutory Committee are not entitled to benefits motivated by the termination of the position.

Compensation Based on Shares

The Audit and Risk Statutory Committee members are not entitled to stock-based compensation.

ii. In relation to the last 03 (three) accounting years, what is the proportion of each element in the total remuneration;

Pursuant to the table below, the proportions for each component of total compensation for the 2018 accounting year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board	Audit and Risk Statutory Committee
Monthly Fixed Compensation					
Salary of Payment for Management Services	85,15%	83,33%	55,14%	N.A	83,33%
Direct and Indirect Benefits	0,00%	0,00%	13,69%	N.A	0,00%
Participation in Committees	0.0%	0.0%	0.0%	N.A	0,00%
Other	14,85%	16,67%	19,28%	N.A	16,67%
Variable Compensation					
Bonus	0.0%	0.0%	0.0%	N.A	0,00%
Participation in Results	0.0%	0.0%	0.0%	N.A	0,00%
Participations in Meetings	0.0%	0.0%	0.0%	N.A	0,00%
Fees	0.0%	0.0%	0.0%	N.A	0,00%
Other	0.0%	0.0%	0.0%	N.A	0,00%
Post-Employment Benefits	0.0%	0.0%	9,02%	N.A	0,00%
End of Office	0.0%	0.0%	2,87%	N.A	0,00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100,00%**

Pursuant to the table below, the proportions for each component of total compensation for the 2017 accounting year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board	Committees
Monthly Fixed Compensation					
Salary of Payment for Management Services	84.9%	83.3%	54.7%	N.A	N.A
Direct and Indirect Benefits	0.1%	0.0%	18.0%	N.A	N.A
Participation in Committees	0.0%	0.0%	0.0%	N.A	N.A
Other	15.0%	16.7%	19.9%	N.A	N.A

Variable Compensation					
Bonus	0.0%	0.0%	0.0%	N.A	N.A
Participation in Results	0.0%	0.0%	0.0%	N.A	N.A
Participations in Meetings	0.0%	0.0%	0.0%	N.A	N.A
Fees	0.0%	0.0%	0.0%	N.A	N.A
Other	0.0%	0.0%	0.0%	N.A	N.A
Post-Employment Benefits	0.0%	0.0%	6.2%	N.A	N.A
End of Office	0.0%	0.0%	1.2%	N.A	N.A
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**N.A**

Pursuant to the table below, the proportions for each component of total compensation for the 2016 accounting year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board	Committees
Monthly Fixed Compensation					
Salary of Payment for Management Services	85.0%	83.3%	56.4%	N.A	N.A
Direct and Indirect Benefits	0.0%	0.0%	12.3%	N.A	N.A
Participation in Committees	0.0%	0.0%	0.0%	N.A	N.A
Other	15.0%	16.7%	20.4%	N.A	N.A
Variable Compensation					
Bonus	0.0%	0.0%	0.0%	N.A	N.A
Participation in Results	0.0%	0.0%	0.0%	N.A	N.A
Participations in Meetings	0.0%	0.0%	0.0%	N.A	N.A
Fees	0.0%	0.0%	0.0%	N.A	N.A
Other	0.0%	0.0%	0.0%	N.A	N.A
Post-Employment Benefits	0.0%	0.0%	5.6%	N.A	N.A
End of Office	0.0%	0.0%	5.2%	N.A	N.A
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**N.A**

iii. method for calculation and adjustment of each of the components of compensation;

The ascertainment of the overall compensation of the officers, members of the Board of Directors, members of the Fiscal Council and members of the Audit and Risk Statutory Committee of Eletrobras follows an already established process wherebyEletrobras' Management annually submits to the Office for Coordination and Governance of State Enterprises (SEST) and to the Ministry of Mines and Energy ("MME") the proposal for the remuneration of its directors (Executive Board, Board of Directors), members of the Fiscal Council and members of the Audit and Risk Statutory Committee for the following term of office (from April of the current year to March of the following year).

The calculation methodology adopted for the preparation of the proposal of the Annual Fixed Remuneration follows the guidelines established by SEST for each heading that composes it.

Ordinarily, SEST adopts the National Extended Consumer Price Index (IPCA) accumulated in the last 12 months, except for Housing Assistance, which abides by the threshold established by the applicable laws (Article 5 of Decree 3,255/1999).

The amount related to the remuneration of the Directors is previously established by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning Budget and Management, which defines the individual compensation amounts of each Eletrobras management body;

The Office for Coordination and Governance of State Enterprises (SEST) directs the amount defined for the remuneration of Eletrobras' Directors for approval by the National Treasury Office;

The National Treasury Office, after approval of the amount defined by SEST, sends it in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The remuneration amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Regular Shareholders' Meeting.

iv. reasons justifying the composition of the compensation

The composition of the remuneration of the directors of Eletrobras follows the remuneration practices applied by the market for companies similar in size to Eletrobras, as well as the rules defined for SEST's state-owned companies and the responsibilities inherent to each position.

The composition is established by the majority shareholders with the participation of the controlling body (SEST) taking into consideration the annual limits approved by it.

v. the existence of unpaid members by the issuer and the reason for that fact

All members of the Board of Executive Officers, Board of Directors, Fiscal Council and Audit and Risk Statutory Committee of Eletrobras are remunerated, and Decree No. 1957/1996 prohibits the remunerated participation of employees of the federal public administration, directly or indirectly, in more than two boards of directors. administration or fiscal of public companies and joint-stock companies, as well as other entities directly or indirectly controlled by the Federal Government. There is no remuneration for members of committees, except for those directors who are part of the Audit and Risk Statutory Committee who, in turn, receivei only the remuneration pertinent participation in said committee.

(c) key performance indicators that are taken into account in determining each element of remuneration;

There is no binding of performance in relation to the fixed remuneration of the managers, since the amounts are set by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning Budget and Management and distributed by the Board of Directors of Eletrobras to the other management bodies of the Company. The total amount of the remuneration is approved at the Annual General Meeting, taking into account the period from April of the current year to March of the subsequent year.

Regarding the variable remuneration of the managers, the members of the Executive Board are entitled to variable annual remuneration, based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy.

The variable remuneration indicators for managers are divided into the following categories: (i) corporate category: financial indicators, quality of services in the activities of generation, transmission and distribution of energy and attendance to public policies and Business Performance Goals Contract - CMDE; (ii) collegiate category: evaluation of the performance of the Board of Executive Officers by the Board of Directors and the Compliance indicator of SEST; and (iii) category business unit: each manager has an own indicator and goal, in accordance with the objectives defined by the Company.

(d) how remuneration is structured to reflect the evolution of performance indicators;

Salary or Wage: Fixed compensation with no associated indicators.

Direct and Indirect Benefits: without associated indicator

Bonus: Eletrobras does not make this kind of compensation.

Variable Compensation: The members of the Board of Executive Officers are entitled to annual variable remuneration, based on the fulfillment of annual goals established for Board of Directors and approved by the Office of Coordination and Governance of State Companies - SEST of the Ministry of Economy .

Participation in meetings: a Eletrobras does not make this kind of compensation.

Fees: Eletrobras does not make this kind of compensation.

Post-employment benefits: without associated indicator.

End of Office: without associated indicator.

Stock-Based Compensation: Eletrobras does not make this kind of compensation.

(e) how the remuneration policy or practice aligns with the Company's short-, medium- and long-term interests

The fixed remuneration of Eletrobras' managers is established in accordance with the guidelines established by the controlling body of the Ministry of Economy (ME/SEST) in the exercise of the power to approve the remuneration of the directors and directors of the federal state - owned companies.

The definition of anchoring the RVA in results of indicators against established targets, which maintains an explicit link with Eletrobras' Strategic Planning, aims to prioritize efficient and effective management. The achievement of results goals is a lever for Eletrobras companies to fulfill the objectives for which they were created, generating value to all stakeholders in the short, medium and long term.

The variable remuneration of Eletrobras' managers is an instrument of management of the company, known as "Annual Variable Remuneration - RVA of the Executive Board", which focuses on the achievement of strategic objectives and continued performance. The composition of the RVA indicator panel comprises the following categories: (i) corporate category: financial indicators, quality of services in the activities of generation and transmission of energy and attendance to public policies and Business Performance Goals Contract - CMDE; (ii) collegiate category: evaluation of the performance of the Board of Executive Officers by the Board of Directors and the Compliance indicator of SEST; and (iii) category business unit: each manager has an own indicator and goal, in accordance with the objectives defined by the Company. The CMDE and the RVA goals are derived from the Eletrobras Business and Management Director Plan and the Business and Management Plans of the Eletrobras companies - PNG, as a result of the Strategic Plan and, together, constitute the Strategic Scorecard of Eletrobras companies.
From this premise of continued performance, the payment of variable remuneration (when due) is conditioned to the maintenance of favorable results for the company for more than one annual period, being paid in installments deferred over 5 years.

(f) the existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers

There is no remuneration or benefit to the members of the Board of Directors, Statutory Auditors, Statutory Directors, and members of the Advisory Committees supported by subsidiaries, subsidiaries or direct or indirect controllers.

(g) existence of any remuneration or benefit related to the occurrence of a particular corporate event, such as the sale of the Company's control of the Company

There is no remuneration or benefit for the members of the Board of Directors, Statutory Fiscal Council, Statutory Directors, and members of the Advisory Committees connected to the occurrence of a particular corporate event.

(h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: (i) the Company's bodies and committees that participate in the decision-making process, identifying in what way they participate; (ii) criteria and methodology used to

determine the individual remuneration, indicating whether assessments are used to verify market practices and, if so, the criteria for comparison and the scope of such assessments; and (iii) how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Eletrobras is a mixed-capital company, and is therefore subject to the rules established by the Ministry of Economy ("ME") and SEST. In the normal course of its activities, both MPDG and SEST have the attribution of defining the individual remuneration of the members of the Board of Directors, of Eletrobras Board of Directors, of Fiscal Council and of Audit and Risk Statutory Committee.

These amounts are established in accordance with the guidelines of ME and SEST in the ordinary exercise of power to manage and approve the budget and expenditures of the Federal Government and federal public enterprises.

Thus, no body and / or committee of the Company has discretionary power to define the remuneration of its members. Accordingly, the Company annually maintains contacts with ME and SEST, in order to identify possible adjustment needs in the amounts paid to the Company's Board of Directors, Fiscal Council and Audit and Risk Statutory Committee members, however, have any decision-making power over the final amounts approved.

The evaluation and revaluation of the adjustments is made annually, when the global compensation is approved at general meetings.

13.2 - Total compensation of the board of directors, Executive Board and Fiscal Council

Total remuneration forecast for the current accounting year ending on 12/31/2019 – Annual Values					
	Board of Directors	**Board of Directors**	**Fiscal Council**	**Audit and Risk Statutory Committee**	**Total**
Total Number of Members	11,00	7,00	5,00	5,00	28,00
Number of Compensated Members	8,00(*)	6,00	5,00	5,00	24,00
Annual Fixed Compensation					
Salary of Payment for Management Services	630.999,68	4.288.086,09	394.374,80	2.170.396,03	7.483.856,60
Direct and Indirect Benefits	-	1.392.414,76	-	-	1.392.414,76

Participation in Committees	0,00	0,00	0,00	0,00	0,00
Other	122.935,68	1.323.423,16	78.874,93	434.079,24	1.959.313,01
Description of Other Fixed Compensation s	Charges INSS	Charges INSS/FGTS	Charges INSS	Charges INSS	-
Variable Compensation					
Bonus	0,00	0,00	0,00	0,00	0,00
Income Sharing (RVA)	-	346.452,28	-	-	346.452,28
Participation in Meetings	0,00	0,00	0,00	0,00	0,00
Fees	0,00	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00	0,00
Description of Other Variable Compensation s	-	-	-	-	-
Post-Employment	-	669.103,54	-	-	669.103,54
Extinction of Position	-	2.309.681,74	-	-	2.309.681,74
Based on Shares, Including Options	0,00	0,00	0,00	0,00	0,00
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter				-
Total Compensatio n	753.935,36	10.329.161,57	473.249,73	2.604.475,27	14.160.821,93

(*) Assuming that no member of the Audit and Risk Committee will be a member of the Board of Directors. If this is the case, the Director will be remunerated exclusively for participation in the Committee and will not receive, therefore, compensation as a Director.

Total compensation for the Accounting Year ended on 12/31/2018 - Annual Amounts					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Audit and Risk Statutory Committee**	**Total**
Total Number of Members	10,08	6,42	5,00	(*)	21,50
Number of Compensated Members	8,08	6,42	5,00	2,00	21,50
Annual Fixed Compensation					
Salary of Payment for Management Services	501.168,73	3.831.100,47	318.874,84	751.296,63	5.402.440,67
Direct and Indirect Benefits	0,00	951.512,86	0,00	0,00	951.512,86
Participation in Committees	0,00	0,00	0,00	0,00	0,00
Other	87.427,76	1.339.692,46	63.774,82	150.259,41	1.641.154,45
Description of Other Fixed Compensations	Values Paid as Charges – INSS	Values Paid as Charges – INSS and FGTS	Values Paid as Charges – INSS	Values Paid as Charges – INSS	-
Variable Compensation					
Bonus	0,00	0,00	0,00	0,00	0,00
Income Sharing (RVA)	0,00	0,00	0,00	0,00	0,00
Participation in Meetings	0,00	0,00	0,00	0,00	0,00
Fees	0,00	0,00	0,00	0,00	0,00

Other	0,00	0,00	0,00	0,00	0,00
Description of Other Variable Compensations					
Post-Employment	0,00	626.488,53	0,00	0,00	626.488,53
Extinction of Position	0	199,450.28	0	0	199,450.28
Based on Shares, Including Options	0	0	0	0	0
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	-
Total Compensation	588,596.49	6,948,244.60	382,649.66	901,556.04	8,821,046.79

(*) The total number of members of the Committee is being counted in the Board of Directors

Total compensation for the Accounting Year ended on 12/31/2017 - Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total Number of Members	8,58	7,0	5,0	20,58
Number of Compensated Members	8,58	7,0	5,0	20,58
Annual Fixed Compensation				
Salary of Payment for Management Services	561.989,20	4.555.510,68	327.691,02	5.445.190,90
Direct and Indirect Benefits	645,71	1.498.261,94	0,00	1.498.907,65
Participation in Committees	0,00	0,00	0,00	0,00
Other	99.340,80	1.652.999,61	65.538,09	1.817.878,50
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	-
Variable Compensation				
Bonus	0,00	0,00	0,00	0,00
Income Sharing	0,00	0,00	0,00	0,00
Participation in Meetings	0,00	0,00	0,00	0,00
Fees	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00

Description of Other Variable Compensations	0,00	0,00	0,00	0,00
Post-Employment	0,00	516.707,27	0,00	516.707,27
Extinction of Position	0,00	99.725,14	0,00	99.725,14
Based on Shares, Including Options	0,00	0,00	0,00	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	-
Total Compensation	661,975.71	8,323,204.63	393,229.11	9,378,409.45

Total compensation for the Accounting Year ended on 12/31/2017 - Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total Number of Members	8,58	7,0	5,0	20,58

Number of Compensated Members	8,58	7,0	5,0	20,58
Annual Fixed Compensation				
Salary of Payment for Management Services	561.989,20	4.555.510,68	327.691,02	5.445.190,90
Direct and Indirect Benefits	645,71	1.498.261,94	0,00	1.498.907,65
Participation in Committees	0,00	0,00	0,00	0,00
Other	99.340,80	1.652.999,61	65.538,09	1.817.878,50
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	-
Variable Compensation				
Bonus	0,00	0,00	0,00	0,00
Income Sharing	0,00	0,00	0,00	0,00
Participation in Meetings	0,00	0,00	0,00	0,00
Fees	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of Other Variable Compensations	0,00	0,00	0,00	0,00
Post-Employment	0,00	516.707,27	0,00	516.707,27
Extinction of Position	0,00	99.725,14	0,00	99.725,14

Based on Shares, Including Options	0,00	0,00	0,00	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circul ar Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circ ular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	-
Total Compensation	661,975.71	8,323,204.63	393,229.11	9,378,409.45

Total compensation for the Accounting Year ended on 12/31/2016 - Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total Number of Members	8.8	7.0	5.0	20.8
Number of Compensated Members	8.8	7.0	5.0	20.8
Annual Fixed Compensation				
Salary of Payment for Management Services	572,144.50	4,407,718.45	338,027.70	5,317,890.65
Direct and Indirect Benefits	0.00	963,801.32	0.00	963,801.32
Participation in Committees	0.00	0.00	0.00	0.00
Other	100,936.69	1,595,144.06	67,605.44	1,763,686.19
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	-
Variable Compensation				
Bonus	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of Other Variable Compensations	0.00	0.00	0.00	0.00
Post-Employment	0.00	438,757.65	0.00	438,757.65
Extinction of Position	0.00	408,873.12	0.00	408,873.12
Based on Shares, Including Options	0.00	-	0.00	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	-
Total Compensation	673,081.19	7,814,294.60	405,633.14	8,893,008.93

13.3 - Variable compensation of the board of directors, Executive Board and Fiscal Council

Forecast for the Accounting Year ending December 31, 2019					
	Board of Directors	Statutory Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	11.00	7.00	5.00	5.00	28.00
Number of compensated members(1)	0.00	6.00	0.00	0.00	0.00
Bonus					
Minimum value forecasted in the compensation plan	-	-	-		-
Maximum value forecasted in the compensation plan	-	-	-		-
Value forecasted in the compensation plan if the goals are reached	-	-	-		-
Income Sharing					
Minimum value forecasted in the compensation plan	-	346,452,28	-		346,452,28
Maximum value forecasted in the compensation plan	-	346,452,28	-		346,452,28
Value forecasted in the compensation plan if the goals are reached	-	346,452,28	-		346,452,28

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras' income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

(*) Assuming that no member of the Audit and Risk Committee will be a member of the Board of Directors. If this is the case, the Director will be remunerated exclusively for participation in the Committee and will not receive, therefore, compensation as a Director.

Financial Year ended December 31, 2018					
	Board of Directors	Statutory Board	Fiscal Council	Audit and Risk Statutory Committee	Total
Total Number of Members	10.08	6.42	5.00	(*)	21,50
Number of compensated members(1)	0,00	0,00	0,00	0,00	0,00
Bonus					
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing					
Minimum value forecasted in the compensation plan	0.00	0,00	0.00	0.00	0,00
Maximum value forecasted in the compensation plan	0.00	0,00	0.00	0.00	0,00
Value forecasted in the compensation plan if the goals are reached	0.00	0,00	00	0.00	0,00

(1) Corresponds to the number of directors and executive officers, as applicable, to whom variable remuneration was recognized in Eletrobras' income for the year, as set forth in Circular Letter / CVM / SEP / Nº 03/2019. The Company's Chairman is also a member of the Board of Directors, but the amounts of the variable compensation

received by him are only counted as a member of the Board of Executive Officers, since the members of the Board of Directors do not receive remuneration of this nature.

(*) The total number of members of the Committee is being counted in the Board of Directors

Financial year ended as of December 31, 2017				
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8.58	7.00	5.00	20.58
Number of Compensated Members[(1)]	-	-	-	-
Bonus				
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00
Income Sharing				
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras' income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

Financial year ended as of December 31, 2016				
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8.8	7	5	20.8
Number of Compensated Members[(1)]	0.00	0.00	0.00	0.00
Bonus	0.00	0.00	0.00	0.00
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan				
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras' income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

13.4 Compensation plan based on shares of the board of directors and Executive Board

Eletrobras does not have a compensation plan base on shares of the Board of Directors and Executive Board.

13.5 - Compensation based on shares of the last three (03) accounting years of the board of directors and Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have stock-based compensation.

13.6 - Information on the outstanding options held by the board of directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have outstanding options.

13.7 - Options exercised and shares delivered connected to stock-based compensation of the Board of Directors and Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have options exercised and shares delivered connected to stock-based compensation.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing method

Item not applicable, since Eletrobras does not have a stock-based compensation plan, as well as Eletrobras' Board of Directors and Executive Board do not have outstanding options, options exercised and shares delivered connected to stock-based compensation.

13.9 - Interests in shares, membership interests and other convertible securities, held by managers and Fiscal Council members - per department

The table below illustrates the shares issued by Eletrobras, held by members of the Board of Directors, the Executive Board, Fiscal Council and Audit and Risk Statutory Committee of Eletrobras on December 31, 2018:

	Quantity			
Characteristic of Securities	**Board of Directors**	**Executive Board**	**Fiscal Council**	**Audit and Risk Statutory Committe**
Common Shares	70.000	1	-	-
Class A Preferred Shares	-	-	-	-
Class B Preferred Shares	2,516.800[1]	-	-	-

[1] [Out of the total class B preferred shares, 2,460,800 are indirectly held by a Member of the Board of Directors through an indirect interest in an exclusive equity investment fund.]

In order to avoid duplicity, since the Company's Chief Executive Officer is also a member of the Board of Directors, in the event of securities held by him, are disclosed in the field connected to the Board of Directors.

The members of the board of directors, Executive Board or Fiscal Council, at the closing date of the last accounting year do not hold shares or membership interests directly or indirectly held in Brazil or abroad, or other securities convertible into shares or membership interests, issued by

the direct or indirect controlling shareholders of Eletrobras and/or controlled companies or common control of Eletrobras on the closing date of the last accounting year.

13.10 - Information on pension plans granted to members of the board of directors and officers under the Articles

	Board of Directors	Statutory Board	Total
Number of members	10.08	6.42	16.50
Number of compensated members [(1)]	-	4.75	4.75
Plan's Name	Eletrobras Social Security Foundation		
Amount of managers who are entitled to retire	-	Not available	Not available
Conditions for early retirement	-	May be requested by participants more than 50 years old, which are retired by the Social Security, and do not have an employment relationship with the plan's sponsor any longer, provided that such participant completed 10 years of membership.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	BRL 1,835,855.05	BRL 1,835,855.05
Cumulative total amount of contributions made during the last accounting year, less the installment connected to contributions made directly by the managers	-	BRL 471,005.69	BRL 471,005.69
Possibility of early redemption and conditions	-	The cancellation of the registration of the participant, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before it is in enjoyment of the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of payment single or installment at option of the participant, discounted the Income Tax due.	-

[(1)] Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under Circular Letter CVM/SEP/No. 03/2019.

	Board of Directors	Executive Board under the Articles	Total
Number of members	10.08	6.42	16.50
Number of compensated members [(1)]	-	0.58	0.58
Plan's Name	Previnorte (Pension Plan of Officer connected to Eletronorte)		
Amount of managers who are entitled to retire	-	-	-
Conditions for early retirement	-	May be requested by participants more than 50 years old, which are retired by the Social Security, and do not have an employment relationship with the plan's sponsor any longer, provided that such participant completed 10 years of membership.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers[(2)]	-	BRL 125,970.76	BRL 125,970.76
Accumulated total amount of contributions made during the last accounting year, less the portion connected to contributions made directly by the managers	-	BRL 35,493.66	BRL 35,493.66
Possibility of early redemption and conditions	-	he cancellation of the registration of the participant, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before it is in enjoyment of the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of payment single or installment at option of the participant, discounted the Income Tax due.	-

[(1)] Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under Circular Letter CVM/SEP/No.03/2019.
[(2)] Values exclusively connected to the amounts of contribution by Eletrobras. The plan was previously sponsored by Eletronorte, to which the benefitted Directors were bound prior to their tenure as Eletrobras Directors.

	Board of Directors	Statutory Board	Total
Number of members (1)	10.08	6.42	16.50
Number of compensated members	0	1	1
Plan's Name	Fachesf (Pension Plan of Officer connected to Chesf)		
Amount of managers who are entitled to retire	-	-	-
Conditions for early retirement	-	May be requested by participants more than 50 years old, which are retired by the Social Security, and do not have an employment relationship with the plan's	-

		sponsor any longer, provided that such participant completed 10 years of membership.	
Current amount of contributions accumulated in the social security plan up to the end of the last accounting year, minus the portion connected to contributions made directly by managers	-	BRL 130,934.39	BRL 130,934.39
Accumulated total amount of contributions made during the last accounting year, minus the portion connected to contributions made directly by the managers	-	BRL 119,989.18	BRL 119,989.18
Possibility of early redemption and conditions	-	he cancellation of the registration of the participant, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before it is in enjoyment of the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of payment single or installment at option of the participant, discounted the Income Tax due.	-

(1)Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as set forth in Circular Letter / CVM / SEP / No. 03/2019.

13.11 - Maximum, minimum and average individual compensation of the board of directors, Executive Board, Fiscal Council and Audit and Risk Statutory Committee

Annual values

	Statutory Board			Board of Directors		
	12/31/2018	**12/31/2017**	**12/31/2016**	**12/31/2018**	**12/31/2017**	**12/31/2016**
Total Number of Members	6.42	7	7	10.08	8.58	8.8
Number of Compensated Members	6.42	7	7	8.08	8.58	8.8
Value of the higher compensation (Brazilian Reais)	1,090,016.06	1,577,770.58	1,480,635.30	76,834.59	78,986.87	52,662.67
Value of the smaller compensation (Brazilian Reais)	986,486.75	870,310.98	995,801.92	64,028.85	65,284.32	28,289.87
Average Compensation Value (Brazilian Reais)	1,082,846.31	1,189,029.23	1,116,327.80	72,846.10	77,153.35	76,486.50

	Fiscal Council			Audit and Risk Statutory Committee		
	12/31/2018	**12/31/2016**	**12/31/2016**	**12/31/2018**	**12/31/2017**	**12/31/2016**
Total Number of Members	5	5	5	(*)	0	0
Number of Compensated Members	5	5	5	2	0	0
Value of the higher compensation (Brazilian Reais)	76,834.59	78,341.16	78,341.16	312,311.99	0	0
Value of the smaller compensation (Brazilian Reais)	76,834.59	78,341.16	78,341.16	293,779.65	0	0
Average Compensation Value (Brazilian Reais)	76,529.93	78,645.82	81,126.63	450.788,02	0	0

Remark

Executive Board	
12/31/2018	The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the 5% increase for the Chief Executive Officer in relation to the other members and the fees of 02 Directors employed in the months of January, February and March 2018. The CEO is also a member of the Board of Directors, although the compensation he received as a member of the executive board is not accounted for the calculation of Board of Directors' compensation and the other way around, as provided for under CVM/SEP/No. 02/2018 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board. The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 03/2019 Circular Letter. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter.
12/31/2017	The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the 5% increase for the Chief Executive Officer in relation to the other members. The CEO is also a member of the Board of Directors, although the compensation he received as a member of the executive board is not accounted for the calculation of Board of Directors' compensation and the other way around, as provided for under CVM/SEP/No. 02/2018 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board. The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 03/2019 Circular Letter. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter.
12/31/2016	he amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 01 employee director of Eletrobras company and 01 employee appointed Acting Officer on August 24, 2015. The CEO is also a member of the Board of Directors, although the compensation he received as a member of the executive board is not accounted for the calculation of Board of Directors' compensation and the other way around, as provided for under CVM/SEP/No. 03/2019 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board. The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 03/2019 Official Letter. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Official Letter.

Board of Directors	
12/31/2018	The value of the fees distributed among the members of the Board of Directors is identical to all members, except for the members of the Board of Directors who are part of the Audit and Risk Committee, who receive higher values. The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 03/2019 Official Letter The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Official Letter
12/31/2017	The value of the fees distributed among the members of the Board of Directors is identical to all members. The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Official Letter The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter
12/31/2016	The value of the fees distributed among the members of the Board of Directors is identical to all members. No board member has been in office for 12 months during the 2016 financial year. The director with the smaller compensation remained 5 months in the position and the higher compensation remained 8 months. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter

Fiscal Council	
12/31/201	The value of the fees distributed among the members of the Fiscal Council is identical to all members.

	The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 03/2019 Official Letter The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter.
12/31/2017	The value of the fees distributed among the members of the Fiscal Council is identical to all members. The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 03/2019 Official Letter The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Official Letter Considering that in calculating the average remuneration, all directors were considered regardless of the number of months they were in the position, while in determining the lowest remuneration, those who stayed less than 12 months were excluded, the average value could be above the highest remuneration or below the lowest annual remuneration.
12/31/2016	The value of the fees distributed among the members of the Fiscal Council is identical to all members. The value of the lower individual annual remuneration is identical to the higher individual compensation, since only 1 tax advisor was active during the 12 months. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Official Letter. The average remuneration is higher than the maximum compensation because it is calculated considering the sum of all the amounts received by all directors during 2016 (total of BRL 405,633.14) and divided by the average number of positions filled during the year. year of 2016 (5). As only two directors were in office for 12 months, their annual compensation (of BRL 78,341.16) ended up being lower than the average. Thus, the highest and lowest remuneration are equal to and lower than the average remuneration.

Audit and Risk Statutory Committee	
31/12/2018	The amount of fees distributed among the members of the Audit and Risk Committee was paid in the period from May 2018 through December 2018. All members of the committee were appointed in May / 2018, however, appointments took place on different dates between them. Thus, the annual value of 2018 among the 03 members are different. Since the number of members has been calculated considering the 12 months of the year, making the annual average equal to 2 members (0 + 0 + 0 + 3 + 3 + 3 + 3 + 3 + 3 + 3 + 3 = 24, then the annual average 24/12 = 2), the average annual remuneration of the committee ended up being higher than the maximum remuneration (average remuneration 901,556.04 /2=450,778.02).

13.12 - Mechanisms for compensation or indemnification for managers in the event of dismissal or retirement

Eletrobras pays a sum called "Quarantine" to the Officers who were dismissed from the Company, subject to approval by the Public Ethics Committee of the Presidency of the Republic, which will correspond to a fixed monthly fee for 6 (six) months.

The former member of the Board of Executive Officers shall not be entitled to compensation of an indemnity nature that, prior to the end of the period of incapacity, returns to the position he held in the public or private administration prior to his investiture, provided that he does not characterize a conflict of interest .

13.13 - Percentage in the total compensation held by Managers, members of the Fiscal Council and the Audit and Risk Statutory Committee who are related parties concerning the controllers

Compensation held by Related Parties for the Accounting Year ending on December 31, 2018

	Board of Directors	Statutory Board	Fiscal Council	Audit and Risk Statutory Committee
Total Members	10.08	6.42	5.00	(*)
Number of Members – Party Connected to Controlling Shareholders	2.30	0.00	2.58	0.00
Total Compensation Value of the Department in the Year	588,596.49	6,948,244.60	382,649.66	901,556.04
Total Compensation Value Assigned to Related Parties by Active Controlling Shareholder in Department	173,053.57	0.00	197,644.00	0.00
% of the Total Compensation of the Department	29%	0%	52%	0%

(*) The total number of members of the Committee is being counted in the Board of Directors

Compensation held by Related Parties for the Accounting Year ending on December 31, 2017

	Board of Directors	Statutory Board	Fiscal Council
Total Members	8.58	7.0	5.00
Number of Members – Party Connected to Controlling Shareholders	2.50	0.00	2.80
Total Compensation Value of the Department in the Year	661,975.71	8,323,204.63	393,229.11
Total Compensation Value Assigned to Related Parties by Active Controlling Shareholder in Department	184,101.74	0.00	209,780.22
% of the Total Compensation of the Department	28%	0%	53%

Compensation held by Related Parties for the Accounting Year ending on December 31, 2016

	Board of Directors	Statutory Board	Fiscal Council
Total Members	8.8	7.0	5.0
Number of Members – Party Connected to Controlling Shareholders	5.3	0.0	3.1
Total Compensation Value of the Department in the Year	673,081.19	7,814,294.60	405,633.14
Total Compensation Value Assigned to Related Parties by Active Controlling Shareholder in Department	410,076.11	0	235,023.48
% of the Total Compensation of the Department	60.9%	0.00%	57.9%

13.14 - Compensation of Managers, members of the Fiscal Council and members of the Audit and Risk Statutory Committee, grouped by department, received for any reason other than the position they occupy

Over the last 3 fiscal years, there was no remuneration paid to members of the Board of Directors, Executive Board, Fiscal Council and Audit and Risk Statutory Committee of Eletrobras for any reason other than the position they hold.

13.15 - Remuneration of managers and members of the supervisory board recognized in the results of direct or indirect controllers of companies under common control and controlled by the issuer.

Over the last three accounting years, no remuneration paid by Eletrobras subsidiaries, its direct or indirect controllers and companies under common control, has been attributed to the members of the board of directors, the Executive Board and the Fiscal Council due to the position in Eletrobras.

We hereby indicate, for the years ended December 31, 2017, 2016 and 2015, the remunerations received by the managers and members of the Fiscal Council of Eletrobras, recognized in the results of the Eletrobras subsidiaries, the direct or indirect controllers of Eletrobras or companies under common control, even if not connected to the exercise of office in the issuer.

Financial year ending as of December 31, 2018				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Audit and Risk Statutory Committee**
Parent Companies	0,00	0,00	0,00	0,00
Subsidiaries	0,00	452.710,23	0,00	0,00
Companies under Joint Control	0,00	96,642.00	0,00	0,00

Financial year ending as of December 31, 2017			
	Board of Directors	**Statutory Board**	**Fiscal Council**
Parent Companies	-	-	-
Subsidiaries	-	447,591.03	-
Companies under Joint Control	-	-	-

Financial year ending as of December 31, 2016			
	Board of Directors	**Statutory Board**	**Fiscal Council**
Parent Companies	-	-	-
Subsidiaries	-	380,079.76	-
Companies under Joint Control	124,137.90	389,134.16	-

13.16 - Other relevant information

In addition to the information provided in item 13.2 above, Eletrobras' managers received, in compensation, in 2019, the amount of BRL 98,774.58 connected to travel journeys. The amount received in 2017 for indemnity funds of this nature was BRL 179,584.01 .

In addition to this, the Company informs the proposal for compensation to the Managers, Board of Directors and Executive Board separately, as well as to the Fiscal Council and to the Audit and Risk Statutory Committee, to be resolved at the Shareholders' Meeting, for the period from April 2019 to March 2020, according to the following tables:

Managers' Compensation Forecast according to term of office

(Period from April 2019 to the March 2020)					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Audit and Risk Statutory Committee**	**Total**
Total Number of Members	11,00	7,00	5,00	5,00	28,00
Number of Compensated Members	8,00*	6,00	5,00	5,00	24,00
Annual Fixed Compensation					
Salary of Payment for Management Services	667.241,39	4.619.363,48	417.025,87	2.502.155,22	8.205.785,96
Direct and Indirect Benefits	-	1.659.011,63	-	-	1.659.011,63
Participation in Committees	0,00	0,00	0,00	0,00	0,00
Other	133.448,28	1.437.135,10	83.405,17	500.431,04	2.154.419,59
Description of Other Fixed Compensations	Encargos INSS	Encargos INSS/FGTS	Encargos INSS	Encargos INSS	-
Variable Compensation					
Bonus	0,00	0,00	0,00	0,00	0,00
Income Sharing (RVA)	0	346.452,28	0	0	346.452,28
Participation in Meetings	0,00	0,00	0,00	0,00	0,00
Fees	0,00	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00	0,00

Description of Other Variable Compensations	Not applicable.	Not applicable.	Not applicable.	Not applicable.	
Post-Employment	0	729.710,16	0	0	729.710,16
Extinction of Position	0	2.309.681,74	0	0	2.309.681,74
Based on Shares, Including Options	0,00	0,00	0,00	0,00	0,00
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	-
Total Compensation	800.689,67	11.101.354,39	500.431,04	3.002.586,26	15.405.061,36

(*) Assuming that no member of the Audit and Risk Committee will be a member of the Board of Directors. If this is the case, the Director will be remunerated exclusively for participation in the Committee and will not receive, therefore, compensation as a Director.

In addition to this, in order to provide a better understanding of the amounts effectively recognized for the period from April 2017 to March 2018, corresponding to the last term of office of the current members of the Company's Management, the table below indicates the information in item 13.2 of the Reference Form as planned for such period:

Management Remuneration Forecast recognized by the term of office					
(Period from April 2018 to March 2019)					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Audit and Risk Statutory Committee**	**Total**
Total Number of Members	10,58	6,17	5,00	(*)	21,75
Number of Compensated Members	7,83	6,17	5,00	2,75	21,75
Annual Fixed Compensation					
Salary of Payment for Management Services	511.212,49	3.557.819,21	325.152,19	1.045.076,25	5.439.260,14
Direct and Indirect Benefits	0,00	788.303,51	0,00	0,00	788.303,51
Participation in Committees	0,00	0,00	0,00	0,00	0,00
Other	89.185,46	1.155.138,19	65.030,32	209.015,37	1.518.369,34
Description of Other Fixed Compensations	Values Paid as Charges - INSS	Values Paid as Charges - INSS and FGTS	Values Paid as Charges - INSS	Values Paid as Charges – INSS	-
Variable Compensation					
Bonus	0,00	0,00	0,00	0,00	0,00
Income Sharing (RVA)	0,00	0,00	0,00	0,00	0,00

Participation in Meetings	0,00	0,00	0,00	0,00	0,00
Fees	0,00	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00	0,00
Description of Other Variable Compensations					
Post-Employment	0,00	564.585,20	0,00	0,00	564.585,20
Extinction of Position	0,00	0,00	0,00	0,00	0,000
Based on Shares, Including Options	0,00	0,00	0,00	0,00	0,00
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 03/2019 Circular Letter		-
Total Compensation	600.397,95	6.065.846,11	390.182,51	1.254.091,62	8.310.518,19

(*) The total number of members of the Committee is being counted in the Board of Directors

Annex 07 Comments of the Managers on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

10.1 - Financial conditions and general assets

a) financial conditions and general assets

In 2018, Eletrobras reaped the fruits of the work it has been performing, since 2016, to reduce successive financial losses, low investment capacity and difficulty in raising funds. The deep crisis that the company has gone through is over. The market value of the company increased from BRL 9 billion in the beginning of 2016 to more than BRL 33 billion in 2018, totaling BRL 50 billion in February 2019.

"Sustainable Excellence" was the objective of a large restructuring program of the company, materialized in the Eletrobras Business and Management Master Plan, with actions based on the "financial discipline", "operational excellence" and "governance and compliance" pillars. In December 2018, the company's Net Debt/EBITDA adjusted reached the rate of 3.1, presenting a substantial reduction from the high 8.5 rate registered in September 2016 and 3.7 in 2017.

The privatization of distribution companies and the sale of minority interests in 26 special purpose entities, amounting to BRL 1.3 billion, was extremely important in the execution of the company's recovery strategy. The effects of these divestments will be reflected in the reduction of leverage levels and improvement of the company's EBITDA as of January 2019.

The schedule of many important projects was updated and, in 2018, we conclude the cycle closure of the Mauá 3 power plant with 590 MW and the investment in São Manoel with 700 MW of installed capacity.. In 2019, the works of the Sinop plant will be completed and the Belo Monte plant will enter into full operation, becoming the third largest hydro power plant in the world with a total installed capacity of 11,233 MW.

This new moment of the company is symbolically represented by the streamlining of its operational structure and new facilities. For the first time in 56 years, Eletrobras headquarters in Rio de Janeiro is concentrated in a single building, allowing cost savings and work synergy. In only two programs - Shared Services Center and Integrated Management System - standardization and optimization of processes was gotten an estimated annual savings of around BRL 723 million. With employee termination programs in 2018, there was a saving of BRL 309 million, and new incentive layoff programs will continue in 2019.

In the area of governance and compliance, the company installed its Statutory Audit Committee and, for the first time, performed an independent evaluation of the company's governance organs and its subsidiaries. Further details will be discussed in section 6 of the Management Report.

As a recognition, of these evolutions, Eletrobras was certified in the B3 Highlight Program on State Governance, returned to the B3 Corporate Sustainability Index (ISE), received for the second consecutive time the maximum score in the IG-SEST governance indicator. At the same time, we closed the Securities and Exchange Commission (SEC) and the litigators in class action against Eletrobras abroad, in addition to having concluded discussions with the Department of Justice (DOJ), which declined to sue the company.

In December, Eletrobras launched the Business and Management Steering Plan for the period from 2019 to 2023, which, among others strategic guidelines, the "Profitable Growth": growing sustainably, guaranteeing profitability, and the value of company.

The great achievement of 2018 was to recover market's and society's confidence in Eletrobras, its employees, and its leaders.

It is at this special moment that we thank the employees and greet then for their commitment and achievements. Now, the future awaits us and we are preparing the company for it, making

it capable of competing on an equal footing with the great groups of the world's electricity industry.

Assessment of Indicators

The table below presents the evolution of indicators considered important by the Administration for the evaluation of the Company and it financial situation and assets of the last 3 (three) years to allow its comparability and monitoring:

	12/31/2018	12/31/2017	12/31/2016
	(In BRL Billion, except indexes and percentages)		
Current Liquity Index[1]	1.27	1.09	0.94
Gross Financial Debt[2]	51.52	42.98	42.60
Cash and Cash Equivalents[3]	23.43	22.69	19.10
Net Debt[4]	28.09	20.30	23.50
Immediate Liquidity[5]	0.64	0.66	0.61
Net Leveraging[6]	50.38%	47.48%	53.33%

[1] *Accounts for the division between current assets and current liabilities.*
[2] *Accounts for financing payable, without taking into account the sums related to RGR which have a corresponding entry under the assets.*
[3] *Accounts for the sum of (i) Cash and Cash Equivalents, Marketable Securities; and (ii) Financing to be Received without RGR;*
[4] *Accounts for the Gross Financial Debt less Cash and cash Equivalents.*
[5] *Accounts for the division between Cash and Cash Equivalents and Current Liabilities.*
[6] *Accounts for the division etween net debt and net equity.*

In 2018 there was an increase in the current liquidity ratio of Eletrobras from 1.09 to 1.27, due to an increase in current assets higher than the increase in current liabilities. Current assets increased by 25.39%, mainly due to the 164.76% increase in Assets Held for Sale. Current liabilities increased by 7.57%. The variation in the assets and liabilities accounts refer to the classification of the Distributors Ceron, Cepisa, Eletroacre and Boa Vista as held for sale, as well as the Plan Director of Business of the company – PDNG 2018-2022.

In relation to the evolution of the net debt, an increase from an amount of BRL 20.3 billion on December 31, 2017 to BRL 28.09 billion on December 31, 2018. In 2018, the company, by resolution of the 170th Extraordinary General Meeting, assumed approximately BRL 5,677 million of debts from privatized distributors and already transferred by Eletrobras, according to Note of the Financial Statements.

In turn, the valuation of the immediate liquidity index shows that the capacity of the Company to settle its commitments in the short run changed from 0.61 on December 31, 2016 to 0.66 on December 31, 2017, and ultimately to 0.64 on December 31, 2018.

Finally, net leverage increased from 53.33% on December 31, 2016 and 47.48% on December 31, 2017 to 50.38% on December 31, 2018, and such decrease between 2017 and 2018 was mainly due to the increase in Shareholders' Equity by 30.76%, impacted by the results of the Distributors' sales and adoption of new accounting practices.

However, considering the assumptions of events that management considers as non-recurring events or events that are expected to be treated under the scope of PDNG 2019-2023, the Company discloses the Pro Forma net debt:.

Net debt	12.31.2018
GROSS DEBT[1]	**54,841**
(-) RGR of other companies[2]	1,950
(-) RGR of Amazonas and Ceal pro forma [3]	1,370
(-) Purchase of Shares with resources of RGR[4]	535
Pro forma GROSS DEBT	**50,986**
(-) (Cash and Cash Equivalents + Securities)	7,285
(-) Financing Receivable (discounted RGR from Others) [2]	11,925
(+) Financing Receivable from RGR Amazonas and Ceal Pro forma[3]	1,370
(-) Financing Receivable RGR Amazonas and Ceal Pro forma[3]	1,370
(+) Remaining Financing RO (ED Alagoas and AmD) pro forma [5]	3,521
(-) Net balance of Itaipu Financial Asset	2,157
Dívida Líquida	**26,098**

1. Due to the reclassification of Amazonas D to "Assets available for sale", the debt corresponding to the repurchased suppliers, which will be assumed by Eletrobras, was reclassified to consolidated loans and financing, impacting the Company's gross debt. According to the decision of the 170th Extraordinary Shareholders' Meeting, Eletrobras will only begin to assume these debts, with the effective transfer of control of Amazonas D;
2. Pro forma debt and receivables related to financing granted by RGR, owed by companies outside the Eletrobras group, including Ceron, Eletroacre, Boa Vista and Cepisa, were transferred, since Eletrobras is only a management company of debt.
3. Provisions were excluded from financing proceeds from RGR, owed by Amazonas and Ceal, since Eletrobras, after the transfer of these companies, will not be responsible for this debt, under the terms of item 2. RGR receivables owed by Amazonas and Ceal are not consolidated in the credits receivable and, therefore, the entry and exclusion of said credits are being excluded.
4 RGR liabilities referring to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013;
5. Financing agreements signed, to be paid by Amazonas (R$ 1,958 million) and Ceal (R$ 1,563 million) to Eletrobras when they are transferred, including Pro Forma. Disregard other rights.

Regarding this item 10 of the Reference Form, it is important to clarify that, according to the guidelines of [Circular Letter/CVM/SEP/No. 03/2019], the amounts disclosed refer to the consolidated accounting information of Eletrobras.

b) Capital Structure

Eletrobras ended the year 2018 with a net debt of approximately BRL 28.09 billion, compared to a net debt of approximately BRL 20.3 billion in 2017, and a net debt of approximately BRL 23.5 billion on December 31, 2016.

The table below shows the calculation of net debt of Eletrobras for the periods indicated:

R$ billion, except percentages	12/31/2018	12/31/2017	12/31/2016
Financing to be Paid without RGR[1]	51.5	43.0	42.6
(-) Cash and Cash Equivalents + Marketable Securities	7.3	8.0	6.4
(-) Financing to be Received without RGR[2]	14.0	12.8	11.3
(-) Financial Assets of ITAIPU	2.2	1.8	1.4
Net Debt	**28.09**	**20.30**	**23.50**

[1] Excluded from gross debt were financings, granted with RGR resources, owed by a company outside the Eletrobras group (BRL 1,950 million) and credits related to the federalization of Distribution Companies, pursuant
[2] Receivables due by company outside the Eletrobras group to the RGR account (BRL 1,950 million) and adjusted by the receivables of the Distributing Companies held for sale (BRL 2,080 million) were excluded.

The indicator measured by the ratio of third-party liabilities to total liabilities increased from 75.3% on December 31, 2017 to 69.2% as of December 31, 2018 (74.2% as of December 31, 2016).

In conformance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial

goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous adjustment factor being transferred to distributors of energy annually. As a result, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to "Itaipu Financial Asset." The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included in the item Financial Assets, presented in Noncurrent Assets, amounts to BRL 4,553,380 on December 31, 2018, equivalent to USD 1,175,126 (BRL 3,884,737 thousand on December 31, 2017, equivalent to USD 1,174,346). The amount of BRL 4,399,438 equivalent to USD 1,135,398, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999. These amounts will be realized upon inclusion thereof in the rate of transfer to be used until 2023. However, considering that the financial asset of Itaipu is a remuneration arising from the financing agreement concluded by Eletrobras in relation to Itaipu, the amount of the financial asset to be received by Eletrobras is being considered, as discounted, in the calculation of Net Debt.

In 2018, the Company, by resolution of the 170th Special Shareholders' Meeting, assumed approximately BRL 5,677 million of debts from the distribution companies privatized by Eletrobras and already transferred. Most of these debts were booked, in the distribution companies, as debts to suppliers and were reclassified from debt with suppliers as financial debt, as Eletrobras is a non-operating holding company.

In addition, with the deconsolidation of the privatized distributors, approximately BRL 2 billion became receivable to be paid by these companies now belonging to another controlling group. Thus, although the debt or receivables are not new, in terms of impact on the Company's consolidated results, the privatization model of the distribution companies, with assumption of debts and receivables, had a substantial impact on the Company's net debt.

The proportions of total financing from sources of capital and from sources of third-party capital in the accounting years ended December 31, 2016, 2017 and 2018 were respectively 34.85%, 32.83% and 44.45%. The table below shows the evolution of these indicators during the years ended December 31, 2016, 2017 and 2018:

	Own Capital x Third-Party Capital					
BRL Million, except percentages	12/31/2018	AV %	12/31/2017	AV %	12/31/2016	AV %
Third-Party Capital						
Current Liabilities	36,774	29.31%	34,187	26.25%	31,139	24.63%
Non-current Liabilities	88,677	70.69%	96,036	73.75%	95,296	75.37%
Total Liability	**125,451**	**69.23%**	**130,223**	**75.28%**	**126,435**	**74.16%**
Own Equity						
Net Equity	55,759	30.77%	42,753	24.72%	44,065	25.84%
Total Net Equity	**55,759**	**30.77%**	**42,753**	**24.72%**	**44,065**	**25.84%**
Total (Own Equity + Third-Party)	**181,210**	**100.00%**	**172,975**	**100.00%**	**170,499**	**100.00%**
Own Capital/Third-Party Capital	*44.45%*		*32.83%*		*34.85%*	

c) ability to pay in relation to the financial commitments assumed

The principal resource requirements of Eletrobras refer to (i) payment or debt rollover, (ii) the financing of its projects of generation and transmission, (iii) settlement of debts assumed from privatized distributors, (iv) the possibility of participation, through its subsidiaries, in auctions for new transmission lines and new contracts for generation, given that in the event that Eletrobras is the successful bidder in any of these auctions, it will require additional funds to fund the investments required to expand the applicable operations and (v) financing of the programs of dismissal of employees. The Company, consistent with other companies in the industry, monitors its commitments based on the financial leveraging index. This index is the

net debt divided by total capital.

Eletrobras' main needs for funds in 2019 refer to (i) payment of bonds issued abroad in the amount of USD 1.0 billion, (ii) discharge of debts assumed from privatized distributors, (iii) payment of obligations arising (iv) payment of dividends to shareholders and (v) financing of its subsidiaries.

It should be noted, as mentioned earlier, the projection of the cash of 2019 does not consider the inflow of funds from the receivables received from the distributing companies, due to great uncertainty as to the conditions and start date of the receipt of these credits. Failure to materialize the receipt of credits transferred from the distributing companies in 2019 is an important restrictive factor that affects the Company's financial capacity in order to pay a greater amount of dividends to its shareholders.

In view of the foregoing, and considering the assumptions and assumptions used to forecast the inflows and outflows of cash, we find that the cash flow of the company allows the payment of dividends to shareholders in 2019 in the amount of up to BRL 1,250 million.

The net debt, in turn, corresponds to the total of loans and financing (excluding amounts connected to the RGR debt belonging to companies out of Eletrobras Companies and including short and long-term loans, as shown in the consolidated balance sheet), subtracted from the amount of cash and cash equivalents. Total capital is determined by adding the owners' equity, as demonstrated in the consolidated balance sheet, to net debt. Eletrobras risk rating, according to risk rating agencies, is directly connected to the risk rating achieved by Brazil, since the Federal Government is the majority shareholder of the Company. At December 31, 2018, Eletrobras' risk rating was as follows:

Branch	Classification Domestic/Prospect	Last Report
Moody's BCA	"B1": / Stable	03/10/2018
Moody's Senior Unsecured Debt	"Ba3"/Stable	03/10/2018
Fitch - Issuer Default Ratings (Foreign Currency)	"BB": / Stable	14/06/2018
Fitch - Issuer Default Ratings (Local Currency)	"BB": / Stable	14/06/2018
Fitch - Senior Unsecured Debt Rating	"BB-"	14/06/2018
S&P LT Local Currency (Brazil Domestic Scale)	brA-1+	19/12/2018
S&P – SACP (Stand Alone Credit Profile)	"B+"	19/12/2018
S&P LT Foreign Currency (Global Scale)	"BB-" / Stable	19/12/2018

The Board of Directors of the Company believes that Eletrobras presented until December 31, 2018, the assets and financial conditions to honor their financial commitments through the combined use of its operating cash flow, the receipt of all the claims already approved by the Government authorities as a result of Law No. 12.783/2013 and funds from loans, financing and other fund-raising already assumed and that could be assumed, if necessary.

d) sources of financing for working capital and for investments in noncurrent assets used

The main sources of financing for working capital and investment in noncurrent assets of Eletrobras over the last 3 (three) years were: [(i) the indemnity from the renewed concessions in light of Law No. 12783/2013 already approved by the granting power; (ii) the values receivable connected to the financing granted to Itaipu and that connected to the Financial Asset, as provided for in Federal Law 11480/2007, (iii) its own generation of operating cash flow, (iv) loans received from several domestic and foreign sources, such as EFC (Caixa Econômica Federal), BB (Banco do Brasil S.A.) and BNDES (the Brazilian Development Bank); (v) funds coming from International Credit Agencies; and (vi) funds coming from advances for future capital increase made by the Federal Government. In addition to this, they arise from several financial investments that Eletrobras makes with BB, considering that Eletrobras is required by law to deposit in federal banks BB and CEF any funds arising from its cash availability.

The table below shows the evolution of Eletrobras' operating cash flow generation and gross indebtedness for the periods indicated:

R$ billion	12/31/2018	12/31/2017	12/31/2016
Operating Cash Flow Continued Operations	5.6	3.7	2.6
Operating Cash Flow Discontinued Operations	(1.9)	(1.3)	(0.8)
Operating Cash Flow	3.7	2.4	1.8
Gross Financial Debt[1]	51.52	43.0	42.6

[1] Accounts for the financing payable, without regard to the sums related to RGR owed to company outside Eletrobras' group and the debt claims connected to the Distributors' federalization, in accordance with Article 21-A and 21-B of Law 12783/2013.

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with money generated by its operations, loan via the international capital market, capital increases or other sources of financing that may be available at the time in question.

e) sources of financing for working capital and for investments in noncurrent assets it intends to use for coverage of deficits of liquidity

In the event that it is necessary to obtain funds to make investments in noncurrent assets, Eletrobras may obtain financing through the BNDES, CEF, BB, multilateral agencies such as the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), Corporación Andina de Fomento (CAF) and the Japan Bank for International Cooperation (JBIC), in addition to performing transactions with financial institutions, especially in "A/B Loan" method (consisting of the grant of part of the loan by a multilateral institution and another Part By a union of institutions), and issue bonds in domestic and international capital markets.

The time periods for financing, loans or securities that may be issued shall be compatible with the construction schedule of the generation and transmission of power from Eletrobras, in the same manner that the cost should be appropriate for the cash flow of the project, considering the characteristics of competition of concession auctions of generation and transmission of energy.

f) levels of indebtedness and the characteristics of such debts, describing: (i) loan contracts and relevant financing; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between the debts; and (iv) any restrictions imposed on Eletrobras, in particular, concerning the limits of indebtedness and contracting new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer of new securities as well as whether the issuer is complying with those restrictions;

(i) loan contracts and relevant financing

Financing taken out by the Company:

The financing raised by Eletrobras corresponds mainly to financing contracted with Caixa Econômica Federal and Banco do Brasil, as well as to multilateral international agencies such as IDB, IBRD, CAF and JBIC. Such contracts follow the standard clauses generally applicable to contracts with multilateral agencies, which are agreed in negotiations with these entities, and generally have a guarantee provided by the Federal government. Eletrobras also carried out bond issues in the international market.

The following are loan and financing contracts relating to Eletrobras holding: (i) World Bank; (ii) BNP Paribas; (iii) the Certificates of Bank Credit - CCBs signed with the Banco do Brasil - CCBs signed with the Banco do Brasil - BB and Caixa Econômica Federal - CEF; and (iv) the bonds released in 2009 and 2011. These contracts together total 72% of the debt raised by the company. The contracts with BNP Paribas and the World Bank in 2007 and 2011 are worth USD 430 million and USD 495 million, respectively, and are paid in semi-annual installments. The interest rate of the first contract is composed by LIBOR plus the spread of 0.75%. The payments are made in the months of June and December, and their expiration date shall

happen on December 20, 2021. For the contract with the World Bank, the interest rate is fixed at 2.41% p.a. Payments are made in the months of March and September and their maturity will occur on September 15, 2023. The outstanding balance of the two contracts, on 12/31/2018, was USD 107.1 million and USD 105.4 million, respectively. The amount raised with BB and CEF consists of three parts: the first of BRL 2.5 billion, maturing in July 25, 2022; the second of BRL 2.0 billion, maturing in October 25 2022; and the third, also of BRL 2.0 billion, maturing on January 25, 2023, totaling BRL 6.5 billion. Payment of installments is made on a monthly basis and interest on the CCBs that are part of the agreement is 119.5% of CDI. Finally, the Bonds contracted in 2009 and 2011 have a value of USD 1.0 billion and USD 1.75 billion. The first operation was contracted with Credit Suisse, and the second with Santander and Credit Suisse. The first launch is due on July 30, 2019 and the second on October 27, 2021. Compensatory interest is 6.875% for the first Bond and 5.75% for the second.

Eletrobras Companies, as of December 31, 2018, were parties to passive contracts between loans, financing and bonus, which totaled BRL 54.4 billion, of which BRL 12.06 billion represented short-term obligations and BRL 42.3 billion corresponded to long-term obligations (BRL 45.1 billion as of December 31, 2017 and BRL 45.6 billion as of December 31, 2016), whose breakdown by currency is as follows:

	12/31/2018	
(in BRL Thousand)	Balance	VA %
Foreign Currency		
USD not indexed	11,284,562	20.75%
USD with LIBOR	1,078,643	1.98%
EURO	244,708	0.45%
Subtotal	**12,607,913**	**23.19%**
Domestic Currency		
CDI	10,649,257	19.59%
IPCA	189,649	0.35%
TJLP	6,515,226	11.98%
SELIC	13,278,510	24.42%
Others	3,621,176	6.66%
Subtotal	**34,253,819**	**63.00%**
Not Indexed	7,511,066	13.81%
Total	**54,372,798**	**100.00%**

The following table shows the schedule for payment of loans, financing and bonuses, which totaled BRL 54.4 billion on December 31, 2018:

Loans and Financing

Amortization Flow

		12/31/2018	
(In BRL Thousand)		**Balance**	**VA%**
Short Term			
	2019	12,066,911	22.19%
Long Term			
	2020	7,194,532	13.23%
	2021	12,719,102	23.39%
	2022	5,089,167	9.36%
	2023	4,196,138	7.72%
	2024	2,819,928	5.19%
	After 2024	10,287,020	18.92%
Total		54,372,798	**100.00%**

On December 31, 2018, the following relevant financial contracts of Eletrobras (SP) were in

effect

(a) KfW: Loan with the Kreditanstalt für Wiederaufbau – KfW, with a guarantee from the Federal Government, amounting to € 13,3 million, with funds originating in negotiations of protocols for financing of renewable energy projects that have occurred in the years 2000 and 2001, and that resulted in the signing of the agreement on financial cooperation between the Governments of Germany and Brazil, on November 27, 2003. The contract for the first tranche was signed on December 12, 2008. The loan term is 30 years, and that of the interest rate is 2%. The interest on the loan is paid semi-annually in June and December. The payment of principal only started in December 2018.

(b) On November 1, 2012, the second tranche of the financing agreement entered into with KfW, worth € 45.9 million, was guaranteed by the Federal Government, with a grace period of 5 years and a total term of 30 years. The average interest rate used in this financing is 2.93 % per year. Interest on the loan is paid semi-annually in June and December. The payment of principal shall only start as of December 2017. The funds were allocated through Eletrobras to the São Bernardo Complex Project, belonging to the subsidiary Eletrosul, which is aimed at the implementation of four Small Hydroelectric Power Plants (PCHs) in the State of Santa Catarina. The outstanding balance of this financing on December 31, 2018 was BRL 244.7 million.

(c) China Development Bank/BNP Paribas: Loan by the China Development Bank and BNP Paribas, signed in April 2007, amounting to USD 430.0 million, whose funds were used in the financing of the Candiotti Thermal Plant II, of the CGTEE subsidiary. The transfer agreement was signed between this subsidiary and Eletrobras. The proceeds of the loan were fully paid up until May 2010. There were no guarantees. The payment of interest and principal on the loan is made semi-annually in the months of June and December. The outstanding balance of this financing on December 31, 2018 was BRL 408.8 million.

(d) Loan unionited in "A/B loan", via CAF: Loan unionited in the "A/B loan" modality, raised with CAF in August 2008. The loan, amounting to USD 600.0 million, was structured as follows: (i) Part A, of USD 150.0 million, directly with CAF, with a maturity of 12 years; and (ii) Part B, corresponding to USD 450.0 million, with a union of 16 banks, with a seven-year term. The contracted interest rate consists of the variation of LIBOR plus a spread of 2.05% to 1.5% for part A and part B). There were no guarantees. Interest and principal payments on the loan are made semi-annually in the months of February and August. On December 31, 2018, the open balance of this financing was BRL 139.3 million.

(e) CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: In November 2010, Eletrobras concluded a USD 500.0 million "A/B loan" unionited loan with CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured in such a way that Part A of USD 125.0 million was under the responsibility of CAF, while Part B of USD 375.0 million was contributed by a union formed by the other banks. The loan has a settlement term of 10 years for Part A and seven years for Part B. The contracted interest rate is composed of LIBOR plus a spread of 2.75% for part A and 1, 75% for Part B. Interest on the loan is paid semi-annually in May and November. The outstanding balance of this financing via CAF on December 31, 2018 was BRL 149.8 million.

(f) World Bank: Loan raised with World Bank, amounting to USD 495.0 million, with the Federal Government's consent, whose contract was signed on February 24, 2011. The funds will be used to finance the Energia + Project, whose main objective is to improve the quality of the services provided and contribute to reach and maintain the economic and financial balance of Eletrobras distribution companies. The loan gas a bond posted by the National Treasury. Payment of interest and principal on the loan is made semi-annually in the months of March and September. The principal began to be paid in March 2016. The outstanding balance of this financing on December 31, 2018 was BRL 418.2 million.

(g) Caixa Econômica Federal and Banco do Brasil: a loan was agreed to in August 2014 between Caixa Econômica Federal, Banco do Brasil and Eletrobras, amounting to BRL 6.5 billion, with a

guarantee from the Federal Government, wherein BRL 4.0 billion provided by Banco do Brasil, and BRL 2.5 billion by Caixa Econômica Federal. The term of the operation is eight years, two of grace period, counting from the disbursements. The amortization of principal is performed on a monthly basis and started in August 2016, and the compensation shall be of 119.5% CDI. The operation is intended for investing working capital and financing investments of Eletrobras Companies, in accordance with PDG/2014. The entire amount has already been released. The outstanding balance of these operations as of December 31, 2018 was BRL 4.14 billion.

Furthermore, Eletrobras Companies, executing in concert with CEF, have corporate financing agreements to finance its own projects. The debit balance with the institution, on 12/31/2018 was BRL 4.4 billion, and an average repayment term of 11.7 years.

As for Banco do Brasil, Eletrobras Companies also have corporate financing agreements with the same purpose. The outstanding balance of these contracts, on 12/31/2018 was BRL 2.8 billion, with an average repayment term of 5.6 years.

(h) Notes - Bonus: :(a) Credit Suisse and Santander: On October 27, 2011 Eletrobras ended a bond release operation on the international market, amounting to USD 1.75 billion, with the Banks Santander and Credit Suisse acting as the global structuring entities of this operation. The bonds were issued with a maturity of 10 years due on October 27, 2021, with full recovery on the due date and with a semiannual interest rate coupon of 5.75% per year. There was no issuance discount, which allowed obtaining a yield, return to the investor, at a rate equivalent to a 5.75% coupon; (b) Credit Suisse: Eletrobras concluded on July 30, 2009 the bond issue operation in the international market, amounting USD 1.0 billion, with Bank Credit Suisse acting as the global structuring entity of this operation. The bonds were issued with a term of 10 years, maturing on July 30, 2019, with full redemption on the maturity date and with semi-annual interest coupon at the rate of 6.875% pa; The outstanding balance of these operations as of December 31, 2018 was BRL 10.87 billion.

(i) Petrobras and BR Distribuidora: As deliberated at the AGE 170th, Eletrobras, as part of the distribution companies' sales process, assumed these companies' debts with Petrobras and BR Distribuidora. The total amount of this debt as of December 31, 2018 was BRL 1.5 billion with Petrobras and BRL 1.05 billion with BR Distribuidora.

For more information about the bonds issued by Eletrobras abroad, see section 18.5 of the Eletrobras Reference Form.

In addition, on December 31, 2018, the following financial agreements were in place relating to the subsidiaries of Eletrobras:

(a) IDB: Furnas signed, on December 22, 2011, a financing agreement with the Inter-American Development Bank – BID amounting to USD 128.6 million. The financing has a 20-year term, with a four-year grace period and interest rate based on the Libor rate and incident on the outstanding balance. Such financing is guaranteed by the Federal Government. On December 31, 2018, the outstanding balance of the contract was BRL 380832370.88 million.

(b) BNDES: BNDES finances several corporate projects of the Eletrobras Companies, such as the Batalha, Simplício, and Baguari hydroelectric plants and the Angra 3 thermonuclear plant, in addition to other expansion and maintenance projects. These loans cost between TJLP and TJLP + 4% p.a. and repayment terms for up to 2036 (average debt term of 15.5 years). On December 31, 2018, the outstanding balance of the contracts was BRL 4.243 billion.

(c) Caixa Econômica Federal: Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services connected to the construction of Angra 3 Thermonuclear Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that it could provide a guarantee to Eletronuclear, upon presentation of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per annum, with a repayment term of 25 years, with a grace period of five years. On December 31, 2018, the amount of BRL 2.8 billion had been withdrawn and, on the same date, the balance due was BRL 3.291 billion.

In addition to this, Eletronorte approved, on January 12, 2017, a loan amounting to BRL 500,000 with Caixa Econômica Federal through a Bank Credit Certificate (CCB), with an endorsement from Eletrobras, with the purpose of financially strengthening the flow of subsidiary. The line of credit will be made available to the extent that raising is required (there was no withdrawal of such financing along 2018).

(d) Banco do Brasil: Jointly, the companies Furnas, Eletrosul and Chesf hold corporate financing agreements with Banco do Brasil totaling, on December 31, 2018 a debt balance of BRL 1.617 billion. These loans have their expiration dates between February 2020 and December 2023 and a cost pegged to the CDI plus a spread ranging from 1% to 2.12% p.a.

The financing taken out by Eletrobras is divided into contracts with and without bonds posted. When guaranteed, the forms of guarantee are used are (i) corporate guarantee; (ii) guarantee provided by the Federal Government, upon presentation of counter-guarantees; or (iii) real guarantee (in particular, fiduciary assignment of receivables, pledge of receivables or pledge of shares of SPEs).

The financing contracted with CAF, BNP/CBD and bonds issued abroad are not guaranteed, and as of December 31, 2018, they had a total debit balance of BRL 11.56 billion. On the other hand, financing with KfW, and the World Bank is guaranteed by the Federal Government and, as of December 31, 2018, had a total debit balance of BRL 0.66 billion.

In addition to the guarantee provided by the Federal Government, Eletrobras Holding contracts signed loan agreements with the Banco do Brasil/Caixa Econômica Federal, and as a counter-guarantee to the Federal Government, it pledged receivables relating to financing agreements concluded with Itaipu.

The same occurs, as informed above, with the contract signed by Eletronuclear with the Federal Savings Bank. Under this agreement, the Federal Government is a guarantor and, as a guarantee, Eletronuclear pledged receivables connected to the sale of energy generated by the Angra 1 and Angra 2 thermonuclear plants.

2019 and 2021 Bonus

As the bonds are loans without specific security of the issuer, bondholders should express their opinions on new guarantees posted by Eletrobras to other creditors, except those considered as permissible guarantees under the terms of the transaction ("Permited Security"). Additionally, the agreements also do not allow the settlement of relevant subsidiaries.

In order to remedy these two potential breaches of the terms of the outstanding bonds, Eletrobras requested a special consent (consent solicitation) seeking a waiver of the bondholders.

The consent of the holders of the outstanding bonds was requested owing to the following reasons:

- The guarantees given by Eletrobras in the debt acknowledgment instruments with Petrobras. The guarantees posted amounted to a total of BRL 13.5 billion reais, and refer to receivables from loans, an agreement with Eletropaulo, and credits to be homologated by Aneel, assigned by the distribution companies to Eletrobras.
- For 2021 bonus, there was also inclusion of the request for change in the clause of change of control that prohibits the Federal Government from being the majority shareholder. The change is aimed at allowing the current majority shareholder to reduce its equity interest in the company without leading to early maturity. This change was not requested in the 2019 bonus because the bond maturity is close and would not be affected by any change of control.

The meeting of the bondholders took place on March 4, and approved the waiver requested by Eletrobras.

CAF and BNP/CDB

The agreements with CAF (CAF 500MM and CAF 600MM) and BNP/CDB (BNP/CDB 281MM) contain non-financial covenants whose noncompliance implies the need for a waiver request in order to avoid the early maturity of the debt.

In general, covenants are related to the following issues:

- Corporate Existence - Eletrobras undertakes to ensure that each subsidiary preserves and maintains its legal existence, except when failure to comply with such obligation does not create a reasonable expectation of a material adverse effect (MAE);

  In sum, the MAE is a material adverse effect on (i) the business, operations and properties of Eletrobras and its subsidiaries as a whole, (ii) Eletrobras' ability to repay loans, or on (iii) the lender's capacity to execute the loans;

- Negative Pledge - Eletrobras and its subsidiaries are not authorized to pledge any of their properties, unless such guarantee falls within one of the Permitted Guarantee categories;

- Sale of Assets - Eletrobras and its subsidiaries are prohibited from dissolving, liquidating, closing or selling any part of its property without the prior approval of the creditor and without the transaction being made under normal market conditions (fair value).

- Event of Default - this clause includes the liquidation of Eletrobras or any of its subsidiaries.

  As in the request made to the bondholders, the waiver request with CAF and the CBD was intended to allow the sale/settlement of the Eletrobras distribution companies, the assumption of the debts of the distribution companies and the offer of a guarantee for the debts assumed with Petrobras.

  The request was formalized through a letter from Eletrobras sent to its creditors, which, in turn, submitted to the approval of its internal committees.

On March 7, 2019, both BNP/CDB and CAF approved the respective waivers requested by Eletrobras

Bonds posted by Eletrobras

Guarantees under the ANEEL Auctions

The Eletrobras Companies have been successful in several ANEEL auctions held in recent years and will therefore be responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships established through special purpose entities - SPEs of which they are part.

Accordingly, in order to compose the financing structure for these projects, financing operations were negotiated by the SPEs, in which Eletrobras granted a corporate guarantee, limited to the proportion of the subsidiaries' interest in the capital of SPE's.

The following table sets forth the guarantees granted to the subsidiaries and SPE's in which the Eletrobras Companies hold interest, as ascertained on December 31, 2018:

Projects	Financing Bank	Subsidiary's Interest	Value of the Financing (Share of Subsidiary) BRL MM	Debit Balance on 12/31/2018 BRL MM
Norte Energia	BNDES	15,00%	BRL 2025.00	BRL 2438.71
Norte Energia	CEF	15,00%	BRL 1050.00	BRL 1350.04
Norte Energia	BTG Pactual	15.00%	BRL 300.00	BRL 385.73
Norte Energia	Contract	15,00%	BRL 23.83	BRL 23.83
Rouar	CAF	50.00%	BRL 37.84	BRL 37.84
Mangue Seco 2	BNB	49.00%	BRL 40.95	BRL 33.52
Santa Vitória do Palmar Holding S.A.	BNDES	61.75%	BRL 249.46	BRL 245.36
Santa Vitória do Palmar Holding S.A.	BRDE	61.75%	BRL 123.50	BRL 122.62
Santa Vitória do Palmar Holding S.A.	Issuance of Debentures	61.75%	BRL 55.58	BRL 62.06

Eólica Hermenegildo I S/A	BNDES	99.99%	BRL 109.56	BRL 96.66
Eólica Hermenegildo I S/A	BRDE	99.99%	BRL 47.76	BRL 42.23
Eólica Hermenegildo II S/A	BNDES	99.99%	BRL 109.58	BRL 96.69
Eólica Hermenegildo II S/A	BRDE	99.99%	BRL 47.77	BRL 42.25
Eólica Hermenegildo III S/A	BNDES	99.99%	BRL 93.36	BRL 82.38
Eólica Hermenegildo III S/A	BRDE	99.99%	BRL 40.70	BRL 35.99
Eólica Chuí IX S/A	BNDES	99.99%	BRL 31.56	BRL 27.85
Eólica Chuí IX S/A	BRDE	99.99%	BRL 13.76	BRL 12.17
Centroeste de Minas	BNDES	49.00%	BRL 13.83	BRL 6.55
Eólica Serra das Vacas	BNDES	49.00%	BRL 132.01	BRL 128.07
Eólica Serra das Vacas	Issuance of Debentures	49.00%	BRL 33.32	BRL 34.67
Manaus Transmissora	BNDES	49,50%	BRL 198.50	BRL 128.58
Manaus Transmissora	BASA	49,50%	BRL 123.75	BRL 139.25
Manaus Transmissora	BASA	49,50%	BRL 74.25	BRL 84.11
ESBR	BNDES	20.00%	BRL 727.00	BRL 843.71
ESBR	BNDES	20.00%	BRL 232.50	BRL 240.10
ESBR	BNDES REPASSE	20.00%	BRL 717.00	BRL 861.03
ESBR	BNDES REPASSE	20.00%	BRL 232.50	BRL 233.77
Cerro Chato I, II and III	Banco do Brasil	100.00%	BRL 223.42	BRL 44.31
RS Energia	BNDES	100,00%	BRL 126.22	BRL 30.64
UHE Mauá	BNDES	100.00%	BRL 182.42	BRL 115.49
UHE Mauá	BNDES/Banco do Brasil	100.00%	BRL 182.42	BRL 115.50
UHE Passo de São João	BNDES	100.00%	BRL 183.33	BRL 102.91
SC Energia	BNDES/Banco do Brasil	100,00%	BRL 50.00	BRL 2.16
SC Energia	BNDES/BDRE	100,00%	BRL 50.00	BRL 2.15
SC Energia	BNDES	100.00%	BRL 103.18	BRL 4.31
SC Energia	BNDES	100,00%	BRL 67.02	BRL 13.24
UHE São Domingos	BNDES	100.00%	BRL 207.00	BRL 131.65
RS Energia	BNDES	100,00%	BRL 41.90	BRL 25.65
RS Energia	BNDES	100,00%	BRL 9.41	BRL 6.34
RS Energia	BNDES	100,00%	BRL 12.00	BRL 6.56
UHE Passo de São João	BNDES	100,00%	BRL 14.75	BRL 8.51
Eletrosul Corporate Projects	Banco do Brasil	100.00%	BRL 250.00	BRL 139.24
Teles Pires	BNDES	24.50%	BRL 296.94	BRL 316.81
Teles Pires	BNDES/Banco do Brasil	24.50%	BRL 294.00	BRL 314.43
Teles Pires	Issuance of Debentures	24,72%	BRL 160.68	BRL 170.81
Livramento Holding	BNDES	49.00%	BRL 29.26	BRL 19.25
Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	100,00%	BRL 77.55	BRL 114.34
Complexo São Bernardo	KfW	100,00%	BRL 29.85	BRL 57.57
Complexo São Bernardo	KfW	100,00%	BRL 136.06	BRL 187.12
Complexo Eólico Livramento - Entorno II	KfW	100,00%	BRL 282.08	BRL 282.97

Corporate Projects Eletrosul 3	FIDC DI	100,00%	BRL 690.00	BRL 691.35
São Luis II e III	BNDES	100,00%	BRL 13.65	BRL 5.98
Miranda II	BNDES	100,00%	BRL 47.53	BRL 12.57
Ribeiro Gonç./Balsas	BNB	100,00%	BRL 70.00	BRL 48.61
Lechuga/J. Teixeira	BASA	100,00%	BRL 25.72	BRL 16.32
Substation Nobres	BNDES	100,00%	BRL 10.00	BRL 5.07
Substation Miramar/Tucuruí	BNDES	100,00%	BRL 31.00	BRL 17.00
Extension of Lechuga Substation	BNDES	100,00%	BRL 35.01	BRL 19.98
Norte Brasil Transmissora	BNDES	49.00%	BRL 514.50	BRL 394.70
Norte Brasil Transmissora	Issuance of Debentures	49.00%	BRL 98.00	BRL 146.70
Linha Verde Transmissora	BASA	100.00%	BRL 185.00	BRL 180.48
Power Transmission Station	BNDES	100.00%	BRL 505.48	BRL 330.01
Power Transmission Station	BASA	100.00%	BRL 221.79	BRL 201.75
Power Transmission Station	BASA	100.00%	BRL 221.79	BRL 181.87
Rio Branco Transmissora	BNDES	100.00%	BRL 138.00	BRL 89.61
Transmissora Matogrossense de Energia S.A.	BASA	49.00%	BRL 39.20	BRL 30.90
Transmissora Matogrossense de Energia S.A.	BNDES	49.00%	BRL 42.78	BRL 23.56
Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	BRL 294.70	BRL 386.37
Belo Monte Transmissora de Energia S. A.	BNDES	24,50%	BRL 412.83	BRL 452.91
Belo Monte Transmissora de Energia S. A.	BNDES REPASSE	24,50%	BRL 214.38	BRL 240.12
Norte Energia	BNDES	19,98%	BRL 2697.30	BRL 3248.37
Norte Energia	CEF	19,98%	BRL 1398.60	BRL 1798.25
Norte Energia	BTG Pactual	19.98%	BRL 399.60	BRL 513.79
Deployment of PAR and PMIS	BNDES	100.00%	BRL 361.57	BRL 232.68
Porto Velho Transmissora de Energia	BNDES	100.00%	BRL 283.41	BRL 205.42
UHE Sinop	BNDES	24.50%	BRL 256.27	BRL 268.81
Support to the Working Capital Structure 2	Banco do Brasil	100,00%	BRL 405.26	BRL 405.26
Angra III	BNDES	100,00%	BRL 6181.05	BRL 3573.46
ESBR	BNDES	20.00%	BRL 727.00	BRL 843.71
ESBR	BNDES	20.00%	BRL 232.50	BRL 240.10
ESBR	BNDES REPASSE	20.00%	BRL 717.00	BRL 861.03
ESBR	BNDES REPASSE	20.00%	BRL 232.50	BRL 233.77
Norte Energia	BNDES	15,00%	BRL 2025.00	BRL 2438.71
Norte Energia	CEF	15,00%	BRL 1050.00	BRL 1350.04
Norte Energia	BTG Pactual	15.00%	BRL 300.00	BRL 385.73
IE Madeira	BASA	24,50%	BRL 65.42	BRL 75.01
IE Madeira	BNDES	24.50%	BRL 455.50	BRL 316.33
IE Madeira	Issuance of Debentures	24,50%	BRL 85.75	BRL 122.79
Chesf Corporate Projects 1	Banco do Brasil	100.00%	BRL 500.00	BRL 120.73
Chesf Corporate Projects 2	CEF	100.00%	BRL 400.00	BRL 50.33

IE Garanhuns S/A	BNDES	49.00%	BRL 175.15	BRL 123.65
Chesf Corporate Projects 3	BNDES	100.00%	BRL 727.56	BRL 327.00
Chesf Corporate Projects 4	BNDES	100.00%	BRL 475.45	BRL 179.66
UHE Sinop	BNDES	24.50%	BRL 256.27	BRL 268.81
Chesf Corporate Projects 5	CEF	100.00%	BRL 200.00	BRL 138.34
Eólicas Casa Nova II e III	BNB	100,00%	BRL 158.42	BRL 137.24
UHE Batalha	BNDES	100.00%	BRL 224.00	BRL 119.41
UHE Simplício	BNDES	100,00%	BRL 1034.41	BRL 521.39
UHE Baguari	BNDES	100,00%	BRL 60.15	BRL 29.07
MISCELLANEOUS	Banco do Brasil	100,00%	BRL 750.00	BRL 759.81
Rolagem BASA 2008	Banco do Brasil	100,00%	BRL 208.31	BRL 208.38
Innovation Projects	FINEP	100,00%	BRL 268.50	BRL 115.90
Corporate Financing	Banco do Brasil	100,00%	BRL 400.00	BRL 260.22
UHE Santo Antônio	BNDES Original Right	42.46%	BRL 1313.11	BRL 1533.12
UHE Santo Antônio	BNDES Supplemental Right	39.00%	BRL 388.05	BRL 457.25
UHE Santo Antônio	BNDES Original Transfer	42.46%	BRL 1291.88	BRL 1582.77
UHE Santo Antônio	BNDES Supplemental Transfer	39.00%	BRL 388.05	BRL 468.29
UHE Santo Antônio	BASA	42.46%	BRL 213.75	BRL 238.80
UHE Santo Antônio	Issuance of Debentures	39.00%	BRL 163.80	BRL 220.69
UHE Santo Antônio	Issuance of Debentures	39.00%	BRL 273.00	BRL 362.10
IE Madeira	BASA	24,50%	BRL 65.42	BRL 75.01
IE Madeira	BNDES	24.50%	BRL 455.50	BRL 316.33
IE Madeira	Issuance of Debentures	24,50%	BRL 85.75	BRL 122.79
Teles Pires	BNDES	24.50%	BRL 296.94	BRL 316.81
Teles Pires	BNDES/Banco do Brasil	24.50%	BRL 294.00	BRL 314.43
Teles Pires	Issuance of Debentures	24,72%	BRL 160.68	BRL 170.81
Caldas Novas Transmissão	BNDES	49.90%	BRL 2.54	BRL 1.21
Caldas Novas Transmissão	BNDES	49.90%	BRL 5.54	BRL 3.89
Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	BRL 294.70	BRL 386.37
Belo Monte Transmissora de Energia S. A.	BNDES	24,50%	BRL 412.83	BRL 452.91
Belo Monte Transmissora de Energia S. A.	BNDES REPASSE	24,50%	BRL 214.38	BRL 240.12
2012-2014 Investment Plan	BNDES	100.00%	BRL 441.30	BRL 191.53
Empresa de Energia São Manoel	BNDES	33.33%	BRL 438.00	BRL 349.82
Corporate Projects for Furnas 1	Banco do Brasil	100,00%	BRL 50.00	BRL 50.02
Corporate Projects for Furnas 2	Banco do Brasil	100,00%	BRL 35.00	BRL 35.01
Amazonas	Acknowledgment of Debt - Petrobras/BR	100,00%	BRL 1261.52	BRL 1179.48
Amazonas	Acknowledgment of Debt - Petrobras/BR	100,00%	BRL 3624.28	BRL 3371.92
Amazonas	Acknowledgment of Debt - Petrobras/BR	100,00%	BRL 629.79	BRL 588.83
Amazonas	Acknowledgment of Debt - Petrobras/BR	100,00%	BRL 1615.23	BRL 1256.29
Amazonas	Acknowledgment of Debt - Petrobras/BR	100,00%	BRL 2713.82	BRL 2110.75
Corporate Project	CEF	100,00%	BRL 94.91	BRL 40.33

Ceal Corporate Project	Banco IBM S/A	100,00%	BRL 10.74	BRL 2.03
TOTAL			**BRL 54652.13**	**BRL 50438.04**

Other Guarantees not connected with the Projects

Additionally, Eletrobras was a guarantor and/or joint debtor of several debts assumed by the distribution companies, sold at auction in 2018, especially with fuel suppliers.

Company	Projects	Financing Bank	Modality	Subsidiary's Interest %	Value of the Financing (Share of Subsidiary)	Debt Balance on 12/31/2018
Amazonas	Amazonas	Acknowledgment of Debt - Petrobras/BR	Corporate	100,00%	9.845	8.507

(ii) Other long-term relationships with financial institutions

On December 31, 2018, Eletrobras did not have other long-term relationships with relevant financial institutions other than those already indicated in the previous item.

(iii) Degree of subordination between the debts

Eletrobras debts are guaranteed by the Federal Government; through real guarantees (notably pledging of receivables from financing of Itaipu) or do not have any guarantee. The securities subsidiaries of Eletrobras are provided in large part By own Eletrobras itself, through a surety or guarantee, also there are cases of real guarantees on securities representing the shareholders' equity of the SPEs and/or on the receivables.

Considering the total current liabilities and non-current liabilities of the Company, the amount of BRL 15.0 billion related to unsecured obligations on December 31, 2018 (BRL 11.7 billion on December 31, 2017 and BRL 121.3 billion on December 31, 2016). In turn, the amount of BRL 19.2 billion corresponded to obligations guaranteed by rights in force on December 31, 2018 (BRL 18.4 billion on December 31, 2017 and BRL 11.6 billion on December 31, 2016).

Among the debts guaranteed by the Federal Government, and the Bank Credit Notes signed with Banco do Brasil and Caixa Econômica Federal, amounting to BRL 6.5 billion, Eletrobras presents as counter-guarantee to the Federal Government a pledge of the receivables arising under Financing Contracts concluded by Eletrobras with Itaipu.

(iv) Contractual Restrictions

Eletrobras as a debtor

The loan and financing agreements made by Eletrobras, as well as the international bonds, were entered into in accordance with the practices adopted in the international market for such operations. Obligations assumed ("covenants") are usually contained in contracts with companies of the same type of credit risk at the time of agreeing to the obligations.

In the "A/B loan", international bond, unionited loan agreements between CAF and commercial banks, Eletrobras is subject to clauses usually practiced in the market, including: existence of corporate guarantees, requirements for change of control compliance with the necessary licenses and authorizations and limitation to the significant sale of assets.

Eletrobras acting as a guarantor

Eletrobras is the guarantor (corporate bond) of its subsidiaries Furnas and Eletrosul of the debentures issued by Teles Pires Participações. On December 31, 2017, Eletrobras did not comply with the covenants to which it was subject because of the financing agreements signed by it as debtor. On December 27, 2017, at the General Meeting of Debenture Holders, a “waiver” was granted for non-compliace with said “covenants” until December 2018, in whose writing Eletrobras undertakes to maintain financial covenants - Net Debt/EBITDA <= 4.0 and EBITDA/Financial Income> = 2.0.

On December 31, 2018, Eletrobras complied with the said covenants.

g) limits of financing already assumed and percentages already used

With respect to the operation of loan that was signed, on 24 February 24, 2011, with the World Bank - BIRD, amounting up to USD 495 million, with a guarantee from the Federal Government, whose resources were used for the "Energy Project +" for operational and commercial improvement of the Eletrobras distribution companies, up to December 31, 2018 disbursements of USD 271.8 million were made under that financing contract, which correspond to 54.9 % of the total amount contracted. The remaining balance of the contract (USD 223.2 million) was canceled in April 2017.

Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services connected to the construction of Angra 3 Thermonuclear Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that it could provide a guarantee to Eletronuclear, upon presentation of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per year, with a term of repayment of 25 years, with five years grace period. On December 31, 2018, the amount of BRL 2.8 billion had been withdrawn and, on the same date, the balance due was BRL 3.291 billion.

h) significant changes in each item of the financial statements

The financial statements of Eletrobras have been prepared and are presented in accordance with the accounting practices adopted in Brazil, in accordance with Brazilian Corporate Laws, in compliance with the provisions of the Law of Shareholding Companies – Law No. 6,404/1976 and subsequent amendments, observing the pronouncements issued by the Committee of Accounting Pronouncements ("CPC"), Federal Accounting Board resolutions ("CFC"), as well as the regulation of the Securities Commission ("CVM") and the National Electric Energy Agency ("ANEEL").

The consolidated financial statements of Eletrobras are presented in thousands of Brazilian Reais, except when expressly stated otherwise, and are aligned with the International Financial Reporting Standards ("IFRS (s)").

The Financial statements of Eletrobras consist of:

- The Consolidated Financial Statements, prepared in accordance with the IFRSs issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

- The individual Financial Statements of the parent company prepared in accordance with the accounting practices adopted in Brazil, identified as the Controlling Standard - BR GAAP.

Accounting practices adopted in Brazil include those included in Brazilian corporate laws as well as the pronouncements, the Guidelines and the Interpretations issued by the CPC and approved by the CVM and the CFC.

The Company adopted the standards of CPC 48 / IFRS 9 - Financial Instruments, and CPC 47/IFRS 15 - Revenues from contracts with customers, which came into effect as of January 1, 2018. These standards were also adopted by the Company on 1st of January 2018. The application to the requirements required by the standard for the comparative period presented was not extended, since the Company adopted practical procedures foreseen in these standards, which report non-restatement of the comparative information of the previous year.

The other effects of adoption of IFRSs and of new pronouncements issued by the CPC may be found in item 10.4 of this document.

Comparison of balance sheet accounts on December 31, 2018 and 2017:

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Balance Sheet - IFRS and BRGAAP (in thousands of reais)

ASSETS	12/31/2018	VA %	12/31/2017	VA %	HA %
CURRENT					
Cash and Cash Equivalents	583,352	0.32%	792,252	0.46%	-26.37%
Restricted Cash	1,560,088	0.86%	1,329,876	0.77%	17.31%
Marketable Securities	6,408,104	3.54%	6,924,358	4.00%	-7.46%
Customers	4,079,221	2.25%	4,662,368	2.70%	-12.51%
Financial Assets - Concessions and Itaipu	6,013,891	3.32%	7,224,354	4.18%	-16.76%
Financing and Loans	3,903,084	2.15%	2,471,960	1.43%	57.89%
Transmission contractual asset	1,302,959	0.72%	-	0.00%	-
Yield on Equity Interest	219,895	0.12%	245,577	0.14%	-10.46%
Recoverable Taxes	1,216,261	0.67%	1,066,207	0.62%	14.07%
Income Tax and Social Contribution	2,420,165	1.34%	1,874,475	1.08%	29.11%
Reimbursement Right	454,139	0.25%	1,567,794	0.91%	-71.03%
Warehouse	380,292	0.21%	479,243	0.28%	-20.65%
Nuclear fuel inventory	510,638	0.28%	465,152	0.27%	9.78%
Derivatives	182,760	0.10%	209,327	0.12%	-12.69%
Hydrological Risk	81,301	0.04%	104,530	0.06%	-22.22%
Assets Held for Sale	15,424,359	8.51%	5,825,879	3.37%	164.76%
Others	2,104,904	1.16%	2,115,375	1.22%	-0.49%
TOTAL CURRENT ASSET	**46,845,413**	**25.85%**	**37,358,727**	**21.60%**	**25.39%**
NON CURRENT					
LONG-TERM ASSET					
Reimbursement Right	5,802,172	3.20%	6,509,032	3.76%	-10.86%
Financing and Loans	9,971,857	5.50%	7,794,891	4.51%	27.93%
Customers	8,413	0.00%	462,376	0.27%	-98.18%
Marketable Securities	293,833	0.16%	331,862	0.19%	-11.46%
Nuclear fuel inventory	828,410	0.46%	831,008	0.48%	-0.31%
Recoverable Taxes	265,805	0.15%	1,635,142	0.95%	-83.74%
Current Income Tax and Social Contributions	-	0.00%	471,568	0.27%	-100.00%
Deferred Income Tax and Social Contributions	553,409	0.31%	1,010,810	0.58%	-45.25%
Linked Deposits	5,788,905	3.19%	5,874,708	3.40%	-1.46%
Transmission contractual asset	13,268,837	7.32%	-	0.00%	-
Financial Assets - Concessions and Itaipu	34,100,453	18.82%	50,660,769	29.29%	-32.69%
Derivatives	188,262	0.10%	216,904	0.13%	-13.20%
Advance for Future Capital Increase	459,563	0.25%	959,838	0.55%	-52.12%
Hydrological Risk	227,083	0.13%	325,132	0.19%	-30.16%
Others	1,604,403	0.89%	1,108,629	0.64%	44.72%
	73,361,405	**40.48%**	**78,192,669**	**45.20%**	**-6.18%**
INVESTMENTS					
Evaluated by the Equity Method	26,536,198	14.64%	27,289,705	15.78%	-2.76%
Held at Fair Value	1,447,150	0.80%	1,418,659	0.82%	2.01%
	27,983,348	**15.44%**	**28,708,364**	**16.60%**	**-2.53%**
FIXED ASSET	32,370,392	17.86%	27,965,837	16.17%	15.75%
INTANGIBLE ASSETS	649,650	0.36%	749,762	0.43%	-13.35%
TOTAL NON-CURRENT ASSET	**134,364,795**	**74.15%**	**135,616,632**	**78.40%**	**-0.92%**
TOTAL ASSETS	**181,210,208**	**100.00%**	**172,975,359**	**100.00%**	**4.76%**

ASSETS

CURRENT ASSETS

It posted a decrease of 25.39%, BRL 37,359 million on December 31, 2017 to BRL 46,845 million on December 31, 2018. The main variations were:

Cash and Cash Equivalents

Decrease of 26.37% in the cash and cash equivalents, from BRL 792 million on December 31, 2017 to BRL 583 million on December 31, 2018, mainly resulting from the decrease of Cash and Banks.

Financial Assets - Concessions and Itaipu

Decrease of 16.76% under financial assets – concessions and Itaipu, from BRL 7,224 million

on December 31, 2017 to BRL 6.014 million on December 31, 2018, mainly resulting from the decrease of the Annual Allowed Revenue.

Current assets classified as held for sale

Increase by 164.76% in current assets classified as held for sale from BRL 5,826 million on December 31, 2017 to BRL 15424 million on December 31, 2018, mainly as a result of the inclusion of Amazonas and CEAL under this item, as well as Special Purpose Companies – "SPEs" held for sale

NONCURRENT ASSETS

Noncurrent Assets posted a decrease of 0.92%, from BRL 135,617 million on December 31, 2017 to BRL 134.365 million on December 31, 2018. The main variations were:

Right of Reimbursement

Decrease of 10.86% in the reimbusement rights, from BRL 6,509 million on December 31, 2017 to BRL 5,802 million on December 31, 2018, mainly due to the classification of as available for sale from 4 distributors.

Customers

Decrease of 98.18% in the customer account balance, from BRL 462 million on December 31, 2017 to BRL 8 million on December 31, 2018, mainly resulting from the classification as available for sale of Amazonas Distribuidora and CEAL, as well as the sale of CERON, Eletroacre, Boa Vista and CEPISA.

Financing and Loans Receivable

Increase of 27.93% of the balance of account Financing and Loans Receivable, from BRL 7,795 million on December 31, 2017 to BRL 9,972 million on December 31, 2018, mainly resulting from the decrease of balance receivable from Itaipu.

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Balance Sheet - IFRS and BRGAAP (in thousands of reais)

LIABILITIES AND NET EQUITY	12/31/2018	VA %	12/31/2017	VA %	HA %
CURRENT					
Financing and Loans	12,066,912	6.66%	5,886,141	3.40%	105.01%
Bonds	36,073	0.02%	183,432	0.11%	-80.33%
Compulsory loan	15,659	0.01%	42,260	0.02%	-62.95%
Suppliers	3,360,550	1.85%	10,443,752	6.04%	-67.82%
Advance to Customers	421,002	0.23%	654,853	0.38%	-35.71%
Taxes to collect	1,277,051	0.70%	1,173,319	0.68%	8.84%
Income Tax and Social Contribution	2,953,072	1.63%	1,498,218	0.87%	97.11%
Onerous Contracts	9,436	0.01%	12,048	0.01%	-21.68%
Shareholders' Remuneration	1,555,633	0.86%	18,339	0.01%	8382.65%
Estimated Obligations	1,366,376	0.75%	1,204,222	0.70%	13.47%
Reimbursement Obligations	1,250,619	0.69%	1,392,542	0.81%	-10.19%
Post-Employment Benefits	164,160	0.09%	193,847	0.11%	-15.31%
Provison for Contingencies	931,364	0.51%	1,518,387	0.88%	-38.66%
Sector Charges	653,017	0.36%	728,180	0.42%	-10.32%
Leasing	152,122	0.08%	145,324	0.08%	4.68%
Derivatives	962	0.00%	2,466	0.00%	-60.99%
Liabilities Associated to Assets Held for Sale	10,294,967	5.68%	7,630,670	4.41%	34.92%
Others	264,996	0.15%	1,458,952	0.84%	-81.84%
TOTAL CURRENT LIABILITIES	**36,773,971**	**20.29%**	**34,186,952**	**19.76%**	**7.57%**
NON CURRENT					
Financing and Loans	42,305,886	23.35%	39,235,650	22.68%	7.83%
Suppliers	16,555	0.01%	7,795,345	4.51%	-99.79%
Bonds	432,155	0.24%	287,347	0.17%	50.39%
Advance to Customers	448,881	0.25%	519,391	0.30%	-13.58%
Compulsory loan	477,459	0.26%	458,874	0.27%	4.05%
Asset Decommissioning Obligation	2,620,128	1.45%	2,470,400	1.43%	6.06%
Provison for Contingencies	23,196,295	12.80%	23,033,963	13.32%	0.70%
Post-Employment Benefits	2,894,949	1.60%	2,001,715	1.16%	44.62%
Onerous Contracts	715,942	0.40%	2,067,179	1.20%	-65.37%
Reimbursement Obligations	-	0.00%	1,062,634	0.61%	-100.00%
Leasing	823,993	0.45%	932,496	0.54%	-11.64%
Grants Payable - Use of Public Good	64,144	0.04%	63,082	0.04%	1.68%
Advance for Future Capital Increase	3,873,412	2.14%	3,639,441	2.10%	6.43%
Derivatives	25,459	0.01%	39,594	0.02%	-35.70%
Sector Charges	721,536	0.40%	698,423	0.40%	3.31%
Taxes to collect	248,582	0.14%	326,527	0.19%	-23.87%
Income Tax and Social Contribution	8,315,386	4.59%	8,901,931	5.15%	-6.59%
Others	1,496,527	0.83%	2,501,883	1.45%	-40.18%
TOTAL NON CURRENT LIABILITIES	**88,677,289**	**48.94%**	**96,035,875**	**55.52%**	**-7.66%**
NET' EQUITY					
Social Capital	31,305,331	17.28%	31,305,331	18.10%	0.00%
Capital reserves	13,867,170	7.65%	13,867,170	8.02%	0.00%
Profit Reserves	15,637,829	8.63%	1,321,854	0.76%	1083.02%
Adjustments of Equity Method	-	0.00%	22,434	0.01%	-100.00%
Additional Dividend Proposed	-	0.00%	-	0.00%	0%
Accumulated Profits	-	0.00%	-	0.00%	0%
Other Accumulated Comprehensive Income	(5,517,424)	-3.04%	(4,177,412)	-2.42%	32.08%
Amounts entered in ORA classified as held for sale	-	0.00%	-	0.00%	0%
Equity Interest of Non-Controlling Shareholders	466,042	0.26%	413,155	0.24%	12.80%
TOTAL NET EQUITY	**55,758,948**	**30.77%**	**42,752,532**	**24.72%**	**30.42%**
TOTAL LIABILITIES AND NET EQUITY	**181,210,208**	**100.00%**	**172,975,359**	**100.00%**	**4.76%**

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased 7.57%, from BRL 34,187 million on December 31, 2017 to BRL 36,774 million on December 31, 2018. The main variations in the current liabilities were as follows:

Onerous Contracts

Decrease of 21.68% in onerous contracts, from BRL 12 million on December 31, 2017 to BRL 9 million on December 31, 2018, mainly resulting from a set of reversals, mainly Angra 3 plant related to the controlled Eletronuclear.

Liabilities directly associated with assets classified as held for sale

Increase of 34.92% of liabilities directly associated to assets classified as held for sale, from BRL 7,631 million on December 31, 2017 to BRL 10,295 million on December 31, 2018, mainly due to the classification of available for sale of Amazonas Distribuidora and CEAL.

NONCURRENT LIABILITIES

The balance of noncurrent liabilities posted a decrease of 7.66%, from BRL 96,036 million on December 31, 2017 to BRL 88,677 million on December 31, 2018. The main variations in the current liabilities were as follows:

Asset Decommissioning Obligation

The demobilization obligations increased by 6.06%, from BRL 2,470 million on December 31, 2017 to BRL 2,620 million on December 31, 2018, mainly due to exchange variation.

EQUITY

Shareholders' equity increased by 30.42%, from BRL 42,753 million on December 31, 2017 to BRL 55.759 milion on December 31, 2018,mainly due to the company's result and consequent increase in reserve constitutions.

Comparison of balance sheet accounts on December 31, 2016 and 2017:

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP (in Thousands of Brazilian Reais)					
ASSETS	**12/31/2017**	**AV%**	**12/31/2016**	**AV%**	**AH%**
CURRENT					
Cash and Cash Equivalents	792.252	0.46%	495,855	0.29%	59.77%
Restricted Cash	1.329.876	0.77%	1,681,346	324,120	-20.90%
Bonds and Securities	6.924.358	4.00%	5,681,791	3.33%	21.87%
Customers	4.662.368	2.70%	4,402,278	2.58%	5.91%
Financial Assets - Concessions and Itaipu	7.224.354	4.18%	2,337,513	1.37%	209.06%
Financings and Loans	2,471,960	1.43%	3,025,938	1.77%	-18.31%
Fuel Consumption Account (CCC)	-	0.00%	195,966	0.11%	-100.00%
Remuneration from equity interest	245.577	0.14%	318,455	0.19%	-22.88%
Taxes Receivable	1,066,207	0.62%	1,085,520	0.64%	-1.78%
Income Tax and Social Contribution	1.874.475	1.08%	1,086,367	0.64%	72.55%
Right of Reimbursement	1.567.794	0.91%	1,657,962	0.97%	-5.44%
Warehouse	479,243	0.28%	540,895	0.32%	-11.40%
Nuclear Fuel Inventory	465.152	0.27%	455,737	0.27%	2.07%
Indemnities - Law 12783/2013	-	0.00%	-	0.00%	0.00%
Derivatives	209,327	0.12%	127,808	0.07%	63.78%
Hydrological Risk	104.530	0.06%	109,535	0.06%	-4.57%
Assets Held for Sale	5.825.879	3.37%	4,406,213	2.58%	32.22%
Other	2,115,375	1.22%	1,663,473	0.98%	27.17%
TOTAL CURRENT ASSETS	**37,358,727**	**21.60%**	**29,272,652**	**17.17%**	**27.62%**
NON-CURRENT					
LONG-TERM RECEIVABLES					
Right of Reimbursement	6.509.032	3.76%	7,507,024	4.40%	-13.29%
Financings and Loans	7,794,891	4.51%	10,158,306	5.96%	-23.27%
Customers	462.376	0.27%	2,079,025	1.22%	-77.76%
Bonds and Securities	331.862	0.19%	247,235	0.15%	34.23%
Nuclear Fuel Inventory	831.008	0.48%	675,269	0.40%	23.06%
Taxes Receivable	1.635.142	0.95%	1,705,414	1.00%	-4.12%
Income Tax and Social Contribution	471.568	0.27%	1,488,158	0.87%	-68.31%
Deferred Income Tax and Social Contribution	1,010,810	0.58%	839,708	0.49%	20.38%
Guarantees and Escrow Deposits	5,874,708	3.40%	6,259,272	3.67%	-6.14%
Fuel Consumption Account (CCC)	-	0.00%	6,919	0.00%	-100.00%
Financial Assets - Concessions and Itaipu	50.660.769	29.29%	52,749,546	30.94%	-3.96%
Derivatives	216,904	38,477	100,965	0.06%	114.83%
Advance for Future Capital Increase	959.838	0.55%	1,617,916	0.95%	-40.67%
Remuneration from equity interest	-	0.00%	-	0.00%	0.00%
FUNAC Reimbursement	-	0.00%	-	0.00%	0.00%
Hydrological Risk	325.132	0.19%	457,677	0.27%	-28.96%
Other	1,108,629	0.64%	1,228,143	0.72%	-9.73%
	78,192,669	**45.20%**	**87,120,577**	**51.10%**	**-10.25%**
INVESTMENTS					
Evaluated by the Equity Method	27.289.705	15.78%	25,173,611	14.76%	8.41%
Held at Fair Value	1.418.659	0.82%	1,357,923	0.80%	4.47%
	28,708,364	**16.60%**	**26,531,534**	**15.56%**	**8.20%**
FIXED ASSETS	27.965.837	16.17%	26,812,925	15.73%	4.30%
INTANGIBLE ASSETS	749.762	0.43%	761.739	0.45%	-1.57%
TOTAL NONCURRENT ASSETS	**135,616,632**	**78.40%**	**141,226,775**	**82.83%**	**-3.97%**
TOTAL ASSETS	**172,975,359**	**100.00%**	**170,499,427**	**100.00%**	**1.45%**

ASSETS

CURRENT ASSETS

It posted an increase of 27.6%, from BRL 29,273 million on December 31, 2016 to BRL 37,359 million on December 31, 2017. The main variations were:

Cash and Cash Equivalents

Increase of 59.8% in cash and cash equivalents, from BRL 496 million on December 31, 2016 to BRL 792 million on December 31, 2017, mainly due to financial investments.

Financial Assets - Concessions and Itaipu

Increase of 209.1% in financial assets - concessions and Itaipu, from BRL 2,338 million on December 31, 2016 to BRL 7,224 million on December 31, 2017, mainly due to the increase in the Annual Allowed Revenue (RAP).

Current assets classified as held for sale

Increase of 32.2% in current assets classified as held for sale, from BRL 4,406 million on December 31, 2016 to BRL 5,826 million on December 31, 2017, mainly as a result of the inclusion of the Distribution Companies in this item.

NONCURRENT ASSETS

Noncurrent assets decreased by 10.25%, from BRL 87,121 million on December 31, 2016 to BRL 78,193 million on December 31, 2017. The main variations were:

Right of Reimbursement

Reduction of 13.29% in rights of compensation, from BRL 7,507 million on December 31, 2016 to BRL 6,509 million on December 31, 2017, mainly due to the classification as available for sale of 4 distributors.

Customers

Reduction of 77.76% of the customer account balance, from BRL 2,079 million on December 31, 2016 to BRL 462 million on December 31, 2017, mainly due to the classification as available for sale of 4 distributors.

Financing and Loans Receivable

Reduction of 23.27% of the balance of the Financing and Receivables account, from BRL 10,158 million on December 31, 2016 to BRL 7,795 million on December 31, 2017, mainly due to the reduction of the balance receivable from Itaipu.

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP (in Thousands of Brazilian Reais)					
LIABILITIES AND SHAREHOLDER'S EQUITY	**12/31/2017**	**AV%**	**12/31/2016**	**AV%**	**AH%**
CURRENT					
Financings and Loans	5,886,141	3.40%	5,833,547	3.42%	0.90%
Debentures	183.432	0.11%	12,442	0.01%	1374.30%
Financial Liabilities	-	0.00%	-	0.00%	0.00%
Compulsory Loan	42.260	0.02%	48,193	0.03%	-12.31%
Suppliers	10.443.752	6.04%	9,659,301	5.67%	8.12%
Unearned service revenue	654.853	0.38%	620,781	0.36%	5.49%
Taxes Payable	1,173,319	0.68%	1,336,089	0.78%	-12.18%
Income Tax and Social Contribution	1.498.218	0.87%	606,848	0.36%	146.89%
Onerous Contracts	12.048	0.01%	1,093,678	0.64%	-98.90%
Shareholders' Remuneration	18.339	0.01%	462,891	0.27%	-96.04%
Estimated obligations	1,204,222	0.70%	1,188,149	0.70%	1.35%
Reimbursement Obligations	1.392.542	0.81%	1,868,085	1.10%	-25.46%
Post-Employment Benefits	193,847	0.11%	107,571	0.06%	80.20%
Allowances for Contingecies	1.518.387	0.88%	1,083,475	0.64%	40.14%
Industry-Related Charges	728.180	0.42%	647,201	0.38%	12.51%
Lease	145.324	0.08%	136,662	0.08%	6.34%
Derivatives	2.466	0.00%	6,946	0.00%	-64.50%
Liabilities Associated to Assets Held for Sale	7.630.670	4.41%	5,175,013	3.04%	47.45%
Other	1,458,952	0.84%	1,251,638	0.73%	16.56%
TOTAL CURRENT LIABILITIES	**34,186,952**	**19.76%**	**31,138,510**	**18.26%**	**9.79%**
NON-CURRENT					
Financings and Loans	39.235.650	22.68%	39,786,881	23.34%	-1.39%
Suppliers	7.795.345	4.51%	9,782,820	5.74%	-20.32%
Debentures	287.347	0.17%	188,933	0.11%	52.09%
Unearned service revenue	519.391	0.30%	592,215	0.35%	-12.30%
Compulsory Loan	458.874	0.27%	460,940	0.27%	-0.45%
Asset Decommissioning Obligation	2.470.400	1.43%	1,402,470	0.82%	76.15%
Fuel Consumption Account (CCC)	-	0.00%	482,179	0.28%	-100.00%
Allowances for Contingecies	23.033.963	13.32%	19,645,954	11.52%	17.25%
Post-Employment Benefits	2,001,715	1.16%	2,368,077	1.39%	-15.47%
Allowance for Excess of Liabilities Over Assets	-	0.00%	311,010	0.18%	-100.00%
Onerous Contracts	2.067.179	1.20%	2,659,305	1.56%	-22.27%
Reimbursement Obligations	1,062,634	0.61%	1,516,313	0.89%	-29.92%
Lease	932,496	0.54%	1,032,842	0.61%	-9.72%
Concessions payable - Use of public goods	63,082	0.04%	63,337	0.04%	-0.40%
Advance for Future Capital Increase	3.639.441	2,10%	3,310,409	1.94%	9.94%
Derivatives	39.594	0.02%	43,685	0.03%	-9.36%
Industry-Related Charges	698.423	0.40%	615,253	0.36%	13.52%
Taxes Payable	326.527	0.19%	1,059,880	0.62%	-69.19%
Income Tax and Social Contribution	8.901.931	5.15%	8,305,606	4.87%	7.18%
Other	2,501,883	1.45%	1,667,883	0.98%	50.00%
TOTAL NONCURRENT LIABILITIES	**96,035,875**	**55.52%**	**95,295,992**	**55.89%**	**0.78%**
EQUITY					
Capital Stock	31,305,331	18.10%	31,305,331	18.36%	0.00%
Capital Reserves	13,867,170	8.02%	13,867,170	8.13%	0.00%
Retained Earnings	1,321,854	0.76%	3,018,680	1.77%	-56.21%
Adjustments of Equity Method	22,434	0.01%	33,261	0.02%	-32.55%
Other comprehensive retained income	(4,127,362)	-2.39%	(4,004,625)	-2.35%	3.06%
Amounts entered in ORA classified as held for sale	(50,050)	-0.03%	(16,349)	-0.01%	206.13%
Participation of non-controlling shareholders	413,155	0.24%	(138,543)	-0.08%	-398.21%
TOTAL OWNERS' EQUITY	**42,752,532**	**24,72%**	**44,064,925**	**25.84%**	**-2.98%**
TOTAL LIABILITIES AND EQUITY	**172,975,359**	**100.00%**	**170,499,427**	**100.00%**	**1.45%**

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities rose 9.79%, from BRL 31,139 million on December 31, 2016 to BRL 34,187 million on December 31, 2017. The main variations in the current liabilities were as follows:

Onerous Contracts

98.9% reduction in onerous contracts, from BRL 1,094 million on December 31, 2016 to BRL 12 million on December 31, 2017, mainly due to a series of reversals.

Liabilities directly associated with assets classified as held for sale

Increase of 47.45% in liabilities directly associated with assets classified as held for sale, from BRL 5,175 million on December 31, 2016 to BRL 7,631 million on December 31, 2017, mainly due to the classification of available for sale of 4 distribution companies.

NONCURRENT LIABILITIES

The balance of the non-current liabilities increased by 0.8%, from BRL 95,296 million on December 31, 2016 to BRL 96,036 million on December 31, 2017. The main variations in the current liabilities were as follows:

Asset Decommissioning Obligation

The decommissioning obligations increased by 76.2%, from BRL 1,402 million on December 31, 2016 to BRL 2,470 million on December 31, 2017, mainly due to an assessent to update the cost estimate required to execute the decommissioning activities of the Angra 1 and Angra 2 stations. The assessment recommended increasing the aforementioned estimate to BRL 4,190,415, with BRL 1,923,878 for Angra 1, and BRL 2,266,537 for Angra 2. The corresponding present value recorded under liabilities is BRL 1,910,420.

EQUITY

Shareholders' equity increased by 3.0%, from BRL 44,065 million on December 31, 2016 to BRL 42,753 milion on December 31, 2017, mainly due to the absorption of the result of the year.

10.2 – Operational and financial results

a) income from the Company's operations:

i. description of any important components on the revenue;

Description of the principal accounting lines

Operating Revenues

Electric power operations

Eletrobras' revenues derive from the generation, distribution and transmission of electricity. The distribution operation was classified as a discontinued operation.

• Generation: revenue from the activity of generation derives from the commercialization, supply and sale of electric energy generated by Eletrobras (including the part of electricity conferred to Eletrobras in relation to Itaipu Binacional) for distribution companies, industries and consumers, as well as the transfer of electrical energy of the portion attributed to Paraguay relating to Itaipu Binacional which is not used in Paraguay, as well as the operation and maintenance of the plants whose concessions were renewed according to Law no. 12.783/2013. The revenue from the power generation activities is recorded based on the production posted to specific rates specified by the contractual terms or the existing regulatory indices. For renewed concessions of generation leases under Law no 12.783/2013, there has been a change in the system for the structuring of the revenue, being received by means of a fixed income, referred to as "RAGs," given that the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013. RAGs are yearly adjusted and may be reviewed on each span of five (5) years.

• Transmission: the revenue from transmission activity derives from the construction and exploitation of the infrastructure of transmission lines by Eletrobras, as well as the operation and maintenance of these lines for transmission of electricity to electric power utilities. The revenue received from other utilities that use the basic transmission network of Eletrobras are recognized in the month in which the services are provided to other utilities. The price charged in this activity is regulated (a tariff) and called the Permitted Annual Revenue (RAP). Eletrobras, while transmitting electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission Company is subject to annual review due to the increase of the assets and operating expenses resulting from modifications, replacements and expansions of facilities. For transmission leases renewed under law no. 12.783/2013, there has been a change in the system for structuring of the revenue, and the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013; and

The distribution segment was classified as a discontinued operation. The income statement for the comparative period is being restated in accordance with CPC 31 and IFRS 5 - *Noncurrent Assets Held for Sale and Discontinued Operations*, to state the discontinued operation separately from continuing operations. Further details in item 10.3 - introduction or disposal of operating segment.

CONTINUED OPERATIONS
Generation and Transmission

Other Operating Revenues

The operating income from other activities not attributable to the segments of generation or transmission and therefore are recorded by Eletrobras in the "Administration" segment.These mainly include fees from RGR's management relating to the financing agreements still managed by Eletrobras and not transferred to CCEE, in accordance with Law 13.360/2016, due to the contracting occurring before the law was in force. Eletrobras also obtains operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. The Eletrobras' revenues may also derive from the provision of engineering services connected to the works of generation and transmission of third party or

to the energy efficiency.

Taxes on revenue

The main tax levied on the revenue of Eletrobras is Tax on the Circulation of Goods and Services — ICMS, which is levied on the gross revenue from sales of electricity. Eletrobras is subject to various indices of ICMS in the different states in which it operates, ranging from 7% to 27%. Eletrobras does not incur ICMS on revenue in its transmission activity, but it does incur PIS and COFINS, in accordance with the applicable regulations.

In addition to this, Eletrobras is subject to two federal taxes levied on gross revenues: the PIS/PASEP (Social Integration Program) and COFINS (Contribution to Social security Financing).

Industry-Related Charges

These correspond to the deductions from gross revenue realized on the behalf of sector charges, which include payments made to the General Reserve of Reversal– RGR, Energy Development Account – CDE, contributions to the PROINFA and other similar charges of participants of the electric sector. The sector charges are calculated in accordance with formulas established by the ANEEL, which differ in accordance with the type of charge, and so there is no direct correlation between revenue and sector charges.

Operating Costs

Electricity purchased for Resale

The area of generation realizes the purchase of electric power for resale. The electric power acquired in the area of generation represents the Paraguayan part of the electric energy produced in Itaipu, which is not used in Paraguay and which Eletrobras resells to distribution companies and free consumers, or power purchased from other companies or traders, to cater for the need of exposure of the Eletrobras' power or to fulfill the Power Purchase Agreement - PPA, executed with specific purpose companies, where Eletrobras holds interest, to meet the financer's requirement within the scope of the structured operations of "Project Finance".

Use of the Electric Grid

These costs represent the costs incurred by Eletrobras in electric power transmission through the transmission lines owned by third parties.

Fuel for the Production of Electrical Energy

The cost of fuel is a significant component of the operating expenses of Eletrobras.

Operating Expenses

Personnel, Material and Services

Reflects primarily Eletrobras expenses with employees, equipment and infrastructure required for day-to-day administrative operations, as well as the cost of outsourcing. Mostly, the outsourced services reflect the expenditure of Eletrobras with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria to allocate these expenses between the operational activities of the Company. This item excludes raw materials that are used in electrical power generation operations.

Depreciation and Amortization

This represents the depreciation and amortization of fixed assets of Eletrobras. Eletrobras registers as fixed assets construction cost or purchase, as applicable, of plants, goods, equipment and intangible assets, less accumulated depreciation calculated on the straight line method, at rates that take into account the estimated useful life of the asset. Repair and maintenance costs which prolong the useful life of assets are increased, while other routine costs are levied on the result of operations. The interest connected to debt arranged with third

party incurred during the period of construction of assets is capitalized. The amortization of intangible assets and Financial assets, are included in the scope of IFRIC 12, is based on the term of the lease.

Operational Provisions

These reflect the provisions that Eletrobras performs with respect to (i) legal proceedings of which it is part; (ii) claims for losses; (iii) onerous contracts and impairment; and (iv) other provisions.

Other Operating Expenses

Other operating expenses of Eletrobras include various costs that are incurred as part of the daily operations of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii) telecommunication costs, especially costs incurred with phone and internet services; (iii) insurance costs, including insurance policies of the facilities and Eletrobras assets; and (iv) the costs of disposal of assets, mostly transformers.

Income from equity method

Income arising from the application of the equity method relating to the participation of Eletrobras in other companies.

Financial Income

Financial Revenue

This reflects the revenue from the compensation that Eletrobras receives from investments in financial instruments, as well as interest, fees and fees arranged as a result of granting loans in accordance with the provisions of Brazilian law, which allows Eletrobras to act as the financier of certain companied providing public services and controlled by Eletrobras. This reflects the revenue from the moratorium increase on electricity paid to Eletrobras, as well as the impact of monetary updated and other financial revenue of Eletrobras.

Financial Expenses

This reflects primarily payments of dividends and interest on capital to the shareholders of Eletrobras, as well as the charges incurred in relation to debts and commercial leases. This reflects the cost of the foreign exchange variation in relation to assets and liabilities pegged to a foreign currency, primarily with regard to Itaipu, because the financial statements of Itaipu Binacional are maintained in US dollars, and this represents the largest exposure of Eletrobras to the risk of changes in foreign currency.

Monetary and foreign exchange income (expenses)

The monetary and foreign exchange income (expenses) primarily relate to Itaipu, given that the financial statements of Itaipu Binacional are prepared in US dollars, and represent the largest exposure of Eletrobras to risks of foreign currencies. A devaluation of the real against the US dollar increases our revenue, to the extent that it increases the amount of the contribution of Itaipu, although the effect of this contribution is compensated. An appreciation of the real corresponds to a reduction of the Company's revenue implying a reduction of the contribution of Itaipu, although this effect is also offset through the depreciation of the of the cost of the construction of Itaipu.

Net Profit from Discontinnued Operations

Net income resulting from the transmission and generation operations, disclosed separately from the income from the Distribution segment.

DISCONTINUED OPERATIONS
Distribution

Net Loss from Discontinued Operation Taxes

Net loss from the Distribution operation, classified as discontinued operation. Further details in Item 10.3 of this document.

NET INCOME (LOSS) OF THE FINANCIAL YEAR
Generation, transmission and distribution

Net Income (Loss) for the year, resulting from the sum of the results of Continued and Discontinued operations.

ii. Factors that materially impacted the operating results.

In the accounting year ended December 31, 2018, Eletrobras gross revenues from continued operations decreased 10.77% in relation to the accounting year ended December 31, 2017, mainly due to the descrease in transmission revenues. In the accounting year ended December 31, 2017, Eletrobras revenues from continued operations decreased 38 % in relation to the accounting year ended December 31, 2016, mainly due to the descrease in transmission revenues.

The table below shows our gross revenue by operating segment for the periods indicated:

Gross Revenue by Segment (Continued Operations)
(in BRL million)

	12/31/2018	12/31/2017	12/31/2016
Generation	20,139	22,370	19,750
Transmission	9,071	10,300	34,235
Others	869	1,041	656
	30,080	33,711	54,641

Gross Revenue by Segment (Discontinued Operations)
(in BRL million)

	12/31/2018	12/31/2017	12/31/2016
Distribution*	14,815	12,416	16,884
Others	1,009	1,026	1,783
	15,823	13,442	18,667

* Distribution Operation w as classified as a Discontinued Operation. More details in item 10.3 of this document.

In the past three financial years, the financial situation and the results of Eletrobras' operations were impacted, among other reasons, by [factors such as the Brazilian macroeconomic development, changes of exchange rates, purchase of interests by Eletrobras in other companies connected to the electricity sector, regulation of the tariffs for electric power distribution and transmission, fixed income, accounting records of financial income connected to electric energy transmission assets existing on May 31, 2000, the so-called facilities of the Existing Basic Grid System – RBSE, with an impact on transmission revenue, in addition to operating provisions and legal contingencies], which are detailed below. The transfer of control of Distributors Ceron, CEPISA, Eletroacre and Boa Vista in 2018, as well as the sale of several Special Purpose Companies (SPEs), also had a major impact on the company's financial position and results. Emphasis is also placed on the applications of IFRS 9 and 15, detailed in item 10.4 of this document.

Macroeconomic and Brazilian Sector Conditions

The GDP of 2018 showed a slow recovery with a low result, and the truck drivers' strike was one of the factors that contributed most to this low growth. Year-to-date growth was 1.1% compared to 2017.

According to the supply side, the result was influenced mainly by the services sector, which

grew 1.35% in the year and the industry, with growth of 0.93%, in the accumulated until the third quarter. The agricultural industry showed poor performance, with a decrease ny 0.34% year to date. As far as demand is concerned, there was a small turnaround in domestic consumption of households owing to a slight recovery in the labor market.

Inflation measured by the change of IPCA reached 3.75% in 2018 (versus 2.95% in 2017), staying just below the lower limit of the target (4.5%) set by the National Monetary Board (CMN) in the framework of the system of targets for inflation. IPCA was pressured in 2018, mainly due to the increase in health insurance prices, the item with the greatest inflation impact of the year, with a cumulative increase of 11.17%, according to IBGE.

According to the Energy Research Company (EPE), electricity consumption reached 472,242 GWh by December 2018, with an increase of 1.1% compared to 2017, following GDP growth. The weather and billing cycle made consumption of the residential class grow 1.2% p.a. The commercial class posted an increase of 0.6% p.a. with growth in all regions and industrial consumption grew by 1.3% p.a. With respect to the geographical regions, there was a decrease by 5.5% in the Northeastern Region. The other posted an increase vis-à-vis 2017: Northeast, 1.4%; Southeast/Center-West, 1.7% and South, 1.7%.

Electric Energy Consumption - GWh

CLASS	2018	2017	%
BRAZIL	472,242	467,161	1.1
RESIDENTIAL	136,022	134,368	1.2
INDUSTRIAL	169,549	167,398	1.3
COMMERCIAL	88,815	88,292	0.6
OTHER	77,856	77,103	1.0

Provision of Judicial Contingencies for Compulsory Loan

The Compulsory Loan on electricity consumption, instituted by Law 4,156/1962 with the purpose of generating funds for the expansion of the Brazilian electricity sector, was abolished by Law 7,181, dated December 20, 1983, which fixed the date of December 31, 1993 as the final collection deadline.

In the first phase of this Compulsory Loan, closed with the advent of Decree-Law 1,512/1976, the collection of the tax reached several classes of energy consumers, and taxpayers' credits were represented by Bearer Obligations issued by the Company.

The Bearer Obligations, issued as a result of the Compulsory Loan, do not constitute securities, are not tradable on the Stock Exchange, are not priced and are unenforceable. Accordingly, the Company's management clarifies that the Company does not have outstanding debentures.

In the second moment, started with the provisions contained in the aforementioned Decree-Law, the Compulsory Loan in question started to be charged only from industries with monthly energy consumption of more than 2,000 kwh*, and taxpayers' credits ceased to be represented by bonds, to be simply held by the Company.

Most of these compulsory loan taxpayers 'claims have already been converted into preferred shares, as authorized by law, through four (4) general general meetings of Eletrobras, held on April 20, 1988, April 26, 1990, 28 April 2005 and April 30, 2008. However, there is a remaining balance of compulsory loan not yet converted, according to Note of the Financial Statements.

However, involving the parent company, where the largest number of shares in this universe that are intended to challenge the monetary restatement criteria of the Compulsory Loan book-entry credits on electric energy consumption, determined by the legislation governing the Compulsory Loan and applied by the Company, and the application of inflationary purges arising from economic plans implemented in Brazil.

In spite of the fact that the matter was submitted to the STF, in the face of the precedent of the STJ, decided under the article 543-C of the Code of Civil Procedure of 1973, the lawsuits filed have had their normal course and, consequently, several payment of monetary correction differences related to this period and, as a result of these, Eletrobras has been the target of numerous executions, and in these executions there is dissent between Eletrobras and the authors as to how to calculate the amount owed.

The most relevant dissent concerns the time lapse of the application of interest rates of 6% per year. According to the current precedent of the STJ, on the difference of monetary correction (if there is) because it is a legal discussion, there are charges for judicial debts (monetary restatement from the date of maturity and default interest from the date of the citation, that is, the SELIC - Special System of Settlement and Custody). In addition, according to Eletrobras' understanding, consideration must be given to the five-year time limit for payment of compensation interest, as of the date of filing of the lawsuit. The Company makes provisions for these claims in accordance with this understanding, embodied in Special Appeal 1003955 / RS.

However, in spite of this understanding, on February 27, 2019, a judgment of the Motion for Reconsideration in Review (Embargo de Divergência em Agravo) in Special Appeal number 790288 / PR was reopened, by the STJ, through which it is intended to re-discuss the period of application of compensatory interest according to Note 49.4. of the Financial Statements.

The Company maintains a provision for these civil contingencies, in the Parent Company and Consolidated, in the amount of BRL 17,941,912 on December 31, 2018 (BRL 16,596,267 on December 31, 2017).

Effects of Act no. 12.783/2013

In 2012, the Federal Government converted Provisional Measure No. 579/2012, Law No. 12,783/2013, which significantly altered the Brazilian electricity sector. The Law allowed holders of concessions to operate energy generation and transmission assets, whose termination was scheduled for the period between 2015 and 2017, to extend such concessions for a maximum period of 30 years as of January 1, 2013, but subject at significantly lower tariff levels. If they did not adhere to the extension under the aforementioned law, the generation and transmission concessions, after the end of their original contractual term, would be relied upon, and the assets transferred to new concession holders, making Eletrobras, through its subsidiaries, indemnity of the assets not amortized or not depreciated until then. That is, according to the option granted by law, Eletrobras and other concessionaires could be subject to competitive processes to obtain new contracts of generation and transmission concessions referring to the assets that until then were their ownership.

In 2013, there was a change in the revenue structuring regime with respect to the extended generation and transmission concessions, determining the separate application of operating and maintenance methods, in accordance with Law No. 12,783/2013. For these reasons, companies that extended their generation and transmission concessions under Law No. 12,783/2013 received, in 2013, payment of lower tariffs in relation to the assets carried over, compared to the amounts received prior to the enactment of Law No. 12,783/2013. For the extension of generation concessions, a new business model is established by law, in which the tariff covers only a standard operating and maintenance cost plus a margin of 10%, compared to the extended concessions, in respect of which the concessionaire could sell the energy generated.

Pursuant to Law No. 12,783/2013, the Federal Government established payment of indemnification to Eletrobras and other electric power concessionaires referring to the portion of the non-depreciated and non-depreciated generation and transmission investments made during the concession term. Some of these amounts have already been agreed and paid (1st tranche), while others have been estimated for the purpose of preparing the consolidated financial statements for the fiscal year ended December 31, 2012, based on available information.

The second installment relating of payments related to unamortized and undepreciated assets derives from Law No. 12,783/2013 and ANEEL Normative Resolutions 589/2013 (generation) and 596/2013 (transmission) and refers to investments made by the Companies Eletrobras, not yet depreciated and amortized, which were not initially considered in the 1st tranche, in

the amount of BRL 14.4 billion, the base date December 2012, which was recognized when Law 12,883/2013 was published.

Until December 2015, there was no regulation concerning the payment terms of these claims and, for this reason, they were not accounted for in the financial statements of Eletrobras as of December 31, 2015. However, on April 22, 2016 the Ordinance of the Ministry of Mines and Energy No. 120/ 2016, which regulates the conditions for receipt of payments relating to electric power transmission assets existing on May 31, 2000, referred to as: Installations of the Basic Network Existing System - RBSE. The accounting was performed based on the assumptions defined above, considering the interpretation regarding MME Ordinance 120/2016 and the Technical Note of ANEEL nº 336/2016.

As a result of the transfer of RBSE's costs to consumers, the Brazilian Association of Large Industrial Energy Consumers and Free Consumers (Abrace) filed a lawsuit against ANEEL and the Federal Government, requesting a preliminary injunction, questioning the indemnities to broadcasters who renewed concessions in advance in 2013.

On April 10, 2017, a preliminary injunction, without merit judgment, was issued in favor of ABRACE in the scope of the aforementioned judicial process, partially responding to the ABRACE lawsuit ordering that "ANEEL exclude the so-called "compensation" portion of the Transmission System - TUST, calculated on the reversible assets, not yet amortized or depreciated, provided for in art. 15, paragraph 2, of Law no. 12,783/2013, and should only be updated on the amount ".

Thus, in compliance with the preliminary decision ANEEL recalculated a new RAP for the 2017-2018 tariff cycle, between July 1, 2017 and June 30, 2018. However, the exclusion of the portion subject to the injunction (the remuneration that exceeds inflation) was extended to all users of the transmission system and not only to the claimants, due to the impracticability alleged by ANEEL of segregation of the tariff components and the irreversibility of the effects caused, according to ANEEL Order No. 1,779 of June 20, 2017.

In view of the foregoing and in compliance with the aforementioned injunction, based on the amounts approved by ANEEL, of the non-amortized reversible assets set forth in art. 15 of Law No. 12,783/2013, in the criteria established by Normative Resolution No. 762, of 2017 and Order No. 1,779, of 2017, the cost of capital described in Administrative Rule No. 120, dated 2016, was calculated, will begin to compose the RAP of the transmission concessionaires covered by Law no. 12,783, of 2013, from the 2017-2018 cycle. These amounts are shown in Technical Note 183/2017 of ANEEL dated June 22, 2017.

Based on the legal opinion of the external legal counsel, the Company understands that the decisions taken so far do not interfere with the right to receive the remuneration of assets established by Law 12,973/2013 and by Administrative Rule No. 120/2016, which granted the right to receive amounts.
Regarding generation, certain credits still have to be paid to concessionaires in installments over several years. However, the amount of this credit partially recorded in the consolidated financial statements as of December 31, 2017 is BRL 2.3 billion. Eletrobras claims the amount of approximately BRL 6.1 billion, on the base date of December 31, 2012. The documentation presented by Chesf indicates the amount of BRL 4,802,300 as the base value for said complementary remuneration, the residual book value of said assets, on December 11, 2014, was BRL 487,822. The documentation presented by Furnas indicates the amount of BRL 1,266,342 as the base value for said indemnity, and the residual book value of said assets, on October 2, 2015, was BRL 995,718.

On July 17, 2018, ANEEL Resolution No. 2,421/2018 was issued, in which the Annual Generation Revenue - RAG for the 2018-2019 cycle was stipulated for generation assets renewed by Law 12,783 of 2013.

Within the new revenue of RAG, there is the Generation Assets Management (GAG Improvement) portion that is intended to cover the costs of operation and maintenance of hydroelectric plants.

The Company evaluated the requirements for applying CPC 47/IFRS 15 - Revenue from contract with customer, especially in the identification of performance obligation, for this operation. The Company, in the light of the Homologatory Resolution, identifies, so far, that

the performance obligation is the maintenance of availability and the necessary investments to maintain the indices accepted by the regulator. The Company also understands that since it is the remuneration provided to infrastructure assets whose control is held and the price is determined by the granting authority, the accounting model to be followed is ICPC 01/IFRIC 12.

The consolidated annual amounts of GAG Melhoria that will be received amount to BRL 1,033,712, and these amounts are divided between Chesf (BRL 678,347), Furnas (BRL 346,057) and Eletronorte (BRL 9,307).

Between July and December 2018, the Company received as GAG improvement the amount of BRL 516,856.

In the case of Eletrobras' distribution subsidiaries, Law No. 12,783/2013 also dealt with the possibility of extending the distribution concessions, provided that continuity, efficiency of service provision, tariff modality and compliance with rationality criteria were ensured operational and economic conditions, and the conditions for such extension were regulated by Decree No. 8,461, dated June 2, 2015. These criteria should be achieved through continuous improvement metrics established by the Granting Authority, detailed by the additives to the Concession Agreements that signed by the distributors.

The distributors preliminarily stated their interest in extending their distribution concessions, but the conclusion of the contractual additions depended on approval by the Extraordinary General Meeting of Eletrobras.

Therefore, in view of the new clauses and conditions imposed by the Granting Authority in the new concession agreements, which would require the need to make significant investments in these companies over a 5-year horizon, under penalty of expiration of the concessions extended, the decision of Eletrobras shareholders, taken at the 165th Extraordinary General Meeting, was not to extend the concessions of the subsidiaries Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A-CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia SA, and to privatize the distributors until December 31, 2017, under penalty of their respective liquidations.

Because they were federal state-owned enterprises, the privatization of the Distributors had to comply with the rules of the National Privatization Plan ("PND"), in particular Law 9,491 of September 9, 1997.

By means of Provisional Measure No. 727/2016, converted into Law No. 13,334/2016, the Investment Partnerships Program (PPI) was created to expand and strengthen the interaction between the State and the private sector through the conclusion of partnership for the execution of public infrastructure projects and other privatization measures.

Provisional measure No. 735/2016 of June 22, 2016, converted into Law 13.360/2016, authorized the Union, when the service provider is a legal entity under its direct or indirect control, to promote the public service tender associated to the transfer of control of the legal entity providing the service, granting a concession agreement to the new controller for a period of 30 (thirty) years.

Therefore, even with the non-extension of the concession, the Union may jointly bid (the concession and the companies) with the sale of the controlling shareholder of the mentioned Eletrobras distribution companies.

On August 3, 2016, the Ordinances of the Ministry of Mines and Energy were numbered 420, 421, 422, 423, 424 and 425, respectively, appointing the Distributors Amazonas Distribuidora de Energia S.A; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; and Boa Vista Energia S.A, as responsible for the provision of public electricity distribution services, on a temporary basis, with a view to guaranteeing continuity of service, pursuant to article 9, first paragraph, of Law 12,783/2013.

During the period of provision of services on a temporary basis, the Distributors were able to apply the approved results of tariff revisions and adjustments, as well as to contract and

receive resources from the sectoral charges. In this sense, the Ministry of Mines and Energy through Ordinance No. 388/2016 and Aneel, through Resolution No. 748/2016, established that the adequate remuneration of the Distributors would be complemented through financing, with resources from the Global Reversion Reserve - RGR, applying the interest rate of 111% of the SELIC rate, according to paragraph 9, art. 6 of the aforementioned resolution.

In addition, through the Ministry of Mines and Energy (MME) Order of August 03, 2016, Companhia Energética de Roraima ("CERR"), a company under the control of the State of Roraima, was denied its request to extend the concession of electric energy distribution services, granted to it by Administrative Rule no. MME 920, dated November 5, 2016.

As required by the MME Ordinance No. 425, the Ministry of Mines and Energy designated the subsidiary of Eletrobras Boa Vista Energia S.A, as responsible for providing the public electricity distribution service in the area related to the then CERR concession. Thus, the concession areas were merged and the bidding was carried out for the entire State of Roraima. CERR, as a company, without its concession could be liquidated, but this provision remains under the jurisdiction of the State Government, which is the controller of said Company. In the area of the then CERR concession, Boa Vista Energia's responsibility was exclusively to provide the service to the interior of the State of Roraima.

Onerous Contracts

Present obligations arising from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs to satisfy the obligations of the contract exceed the economic benefits expected to be received over the same contract.

	CONSOLIDATED			
	Balance at 12/31/2017	Constitutions	Reversals / Compensation	Balance at 12/31/2018
Generation				
Jirau	-	-	30,701	30,701
Funil (a)	126,861	293,505	(171,846)	248,520
Coaracy Nunes	232,052	-	(130,314)	101,738
Angra 3	1,388,843	-	(1,388,843)	-
UTE Santa Cruz (a)	32,258	318,565	(190,991)	159,832
Outros	114,626	45,556	(160,182)	-
	1,894,640	657,626	(2,011,475)	540,791
Transmission				
LT Recife II - Suape II (a)	50,197	-	-	50,197
LT Camaçari IV - Sapeaçu (a)	124,104	-	-	124,104
Outros (a)	10,286	-	-	10,286
	184,587	-	-	184,587
	2,079,227	657,626	(2,011,475)	725,378
Total Current Liabilities	12,048	-	(2,612)	9,436
Total Non-Current Liabilities	2,067,179	657,626	(2,008,863)	715,942
TOTAL	2,079,227	657,626	(2,011,475)	725,378

	Balance at 12/31/2016	Constitutions	Reversals / Compensation	Balance at 12/31/2017
	CONSOLIDATED			
Generation				
Brasil Ventos S.A.	161,473	-	(161,473)	-
Funil (a)	63,424	74,969	(11,532)	126,861
Coaracy Nunes	370,581	-	(138,529)	232,052
Marimbondo	235,806	-	(235,806)	-
Angra 3	1,350,241	562,862	(524,260)	1,388,843
Estreito	164,755	-	(164,755)	-
Outros	160,785	147,552	(161,453)	146,884
	2,507,065	785,383	(1,397,808)	1,894,640
Transmission				
LT Recife II - Suape II (a)	41,436	8,734	-	50,170
LT Camaçari IV - Sapeaçu (a)	114,501	9,603	-	124,104
Outros (a)	10,521	-	(235)	10,286
	166,485	18,337	(235)	184,587
Distribution				
Ceal	7,809	-	(7,809)	-
Cepisa	65,382	-	(65,382)	-
Ceron	191,325	167,257	(358,582)	-
Boa Vista	2,223	2,876	(5,099)	-
Amazonas D	812,694	-	(812,694)	-
	1,079,433	170,133	(1,294,566)	-
	3,752,983	973,853	(2,647,609)	2,079,227
Total Current Liabilities	1,093,678	180,287	(1,261,917)	12,048
Total Non-Current Liabilities	2,659,305	803,720	(1,395,846)	2,067,179
TOTAL	3,752,983	984,007	(2,657,763)	2,079,227

Of the amount of the provision for onerous contracts held on December 31, 2018, BRL 408,352 (BRL 458,332 as of December 31, 2017), derive from concession contracts extended pursuant to Law 12783/13, due to the fact that the tariff determined presents a imbalance over current operating and maintenance costs. In view of this, the present obligation under each contract was recognized and measured as an allowance and may be reversed due to adjustments of the cost reduction program and/or fee review.

Generation Scaling Factor – GSF

In 2014 and 2015, the country has faced adverse hydrological conditions, which has given rise to a series of consequences to the electrical sector. Specifically for the MRE participants, the low power generation of hydraulic power plants below the Physical Warranty of the MRE caused the reduction of the MRE or Generation Scaling Factor (GSF) adjustment factor.

This reduction has directly interfered with the delivery of energy to fulfill the supply contracts, because due to the insufficient energy, the generators are exposed to the Settlement Price of Differences - PLD in the Short-Term Market, where the replacement energy represents values much higher than those practiced in their long-term contracts, to be able to honor their contracts, incurring negative economic-financial effects, due to the high cost.

Law No. 13,203, dated December 8, 2015, sets forth, among other terms, the conditions to adjust the hydrological risk of power generation to the agents that are part of the Mechanism to Reallocate Power – MRE. As provided for under Article 1 of this law, the hydrological risk may be adjusted, provided that upon agreement by ANEEL, and with retroactive effects starting on January 1, 2015, upon counterpart by the energy generation players.

ANEEL, in accordance with the provisions of the Law, by means of the Normative Resolution No. 684, of December 11, 2015, established the criteria and other conditions for the renegotiation of the hydrological hydroelectric generation risk by agents participating in the Energy Reallocation Mechanism - MRE. The Companies Eletronorte, Eletrosul, Furnas and Amazonas GT joined the renegotiation.

CELG-D

On February 14th, 2017, the CELG D Share purchase agreement was signed between

Eletrobras, Companhia Celg de Participações - CELGPAR and ENEL BRASIL S/A, disposing of the amount of shares of CELG D belonging to Eletrobras for ENEL BRASIL S/A.

Eletrobras received, on this date, the amount of BRL 1,065,266 connected to the sale of CELG D and recognized a gain in the result of the period ended March 31, 2017 connected to the sale of the subsidiary amounting to BRL 1,524,687.

Electric Energy Market

The electricity industry showed total consumption of 472,242 GWh by December 2018, an increase of 1.1% compared to 2017, according to the Energy Research Company - ("EPE"). Still according to the EPE, the climate and billing cycle made consumption of the residential class grow 1.2% in the year, the commercial class increased by 0.6% with growth in all regions. Industrial consumption increased by 1.3% in 2018. With respect to the geographical regions, there was a decrease by 5.5% in the Northeastern Region. The other posted an increase vis-à-vis 2017: Northeast, 1.4%; Southeast/Center West, 1.7% and South, 1.7%.

Itaipu

Itaipu, one of the biggest hydroelectric power plants in the world, is held by Brazil and Paraguay jointly, and was created under a treaty between both countries, which also regulates its terms of operation.

According to the treaty that created the Itaipu, Eletrobras is obligated to market not only the 50% of energy produced that belongs to Brazil, but also part of the energy destined to Paraguay that is not used. Due to the treaty, Eletrobras markets about 95% of the electricity produced by Itaipu. Articles 7 and 8 of Act no. 5.899, of July 5, 1973, establish the standards used by the distribution companies to calculate the amount of energy acquired from Itaipu.

Despite Itaipu producing a large amount of electrical energy, the Itaipu treaty requires that the sale of energy produced by Itaipu be done not for profit, that is, without net effects on the results of Eletrobras.

In order to meet this requirement, the profit from the sale of Itaipu energy is credited in subsequent periods to the energy accounts of residential and rural consumers through the National Interconnected System (thus reducing Eletrobras income from the sale of energy) and losses are taken into consideration by ANEEL when calculating electrical energy tariffs in subsequent periods.

Thus, the marketing of electrical energy from Itaipu should not generate relevant impacts on the Financial Statements of Eletrobras. Eletrobras does not consolidate the results from Itaipu.

However, Eletrobras is also entitled to income from financing contracts entered into with Itaipu Binacional. These receivables are an important source of income for Eletrobras and will be amortized until 2023.

In conformance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually. As a result of this, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to "Itaipu Financial Asset." The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until

2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under Financial Assets, presented in Noncurrent Assets, amounts to BRL 4,553,380 on December 31, 2018, equivalent to USD 1,175,126 (3,884,737 on December 31, 2017, equivalent to USD 1,174,346). The amount of BRL 4,399,438 equivalent to USD USD 1,135,398, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury, in 1999. These amounts will be realized upon inclusion thereof in the rate of transfer to be used until 2023.

For further details on the accounting treatment of Itaipu, see explanatory notes of the consolidated financial statements of Eletrobras connected to the accounting year ending on December 31, 2018.

Variances in the Exchange Rate

Variances in the value of the real in relation to the US dollar, particularly devaluations and/or depreciations of the real, had and continue to have an effect on the results of Eletrobras, and may have an important impact on the Company's results particularly in the component "Exchange Rate Variances." According to the Itaipu treaty, all revenue from Itaipu is determined in US dollars.

On December 31, 2018, Eletrobras' exposure to foreign exchange risk of dollar rate was virtually neutral.

In Eletrobras' financial statements, the effects from the financing granted by Eletrobras to Itaipu derived from the exchange rate variance are accounted directly in the Financial Results of Eletrobras. The assets and liabilities arising from operations with Itaipu are shown in the balance sheet of Eletrobras respectively in the lines "Financial Asset" under the Current and Noncurrent segments. For further information on the impacts of exchange variation on the Company's results, see the explanatory notes to the annual financial statements for the year ended December 31, 2018.

Fixed Transmission Revenue

Unlike the revenue from distribution and generation activities (whose concessions were not renewed in light of Act 12.783/2013), the revenue from transmission activities is set by the Federal Government. This applies to all electrical energy generation activities with transmission operations in Brazil. Consequently, the revenue from transmission activities does not increase or decrease based on the amount of electrical energy transmitted. The Federal government establishes a fixed revenue rate for transmission every year that end consumers should pay, and this is passed on to Eletrobras and recorded as revenue from transmission activity.

Impairment

Impairment is the accounting concept used to adjust the value of a given asset to its real capacity to yield an economic return. Impairment is applied to assets under permanent assets, assets of an undefined lifespan (goodwill), assets available for sale and investment in discontinued operations.

In the case of Eletrobras, the estimate of the recoverable value of its long-term assets is based on the "value-in-use" of each asset, given that there is no market capable of absorbing the infrastructure acquired by the Company and connected to the operation of the projects connected to the concession it owns. Value-in-use is determined based on the net present value of estimated future cash flow.

The assumptions used consider the best estimate by the Company Administration regarding future trends in the electricity sector and are based both on external sources of information and historic data of the cash generating units. The cash flow was projected based on the Company's operating results and projections until the end of the concession. When the need is identified to establish an impairment provision of long-term assets, this provision is recorded in the period results under Operating Allowances.

On December 31, 2018, the accrued value of the provision for impairment relating to all the ventures of the Company corresponded to BRL 9,756,922 thousand (BRL 16,681,419 thousand on December 31, 2017).

The analysis determined the necessity of the constitution (reversal) of a provision for losses in the following ventures in the year of 2018:

Generation

Cash Generating Unit	12/31/2017	Additions	Reversals	Assets held for sale	12/31/2018
UTN Angra 3	9,900,353	652,576	(6,506,287)	-	4,046,642
UHE Samuel	308,846	-	(1,980)	-	306,866
UHE Batalha	385,269	-	(8,264)	-	377,005
Candiota Fase B	366,298	-	-	-	366,298
Candiota Fase C	362,631	-	(293,925)	-	68,706
Casa Nova I	346,325	-	(41,503)	-	304,822
Complexo Eólico Pindaí	123,891	-	(44,905)	-	78,986
Complexo Eólico Pindaí II	54,531	-	(53,517)	-	1,014
Complexo Eólico Pindaí III	25,854	-	(25,703)	-	151
UTE Santa Cruz	693,560	38,428	-	-	731,988
UHE Simplício	279,515	-	(80,575)	-	198,940
UTE Camaçari	280,569	-	-	-	280,569
Eólica Hermenegildo III	76,623	-	-	(76,623)	-
Eólica Hermenegildo II	97,580	-	-	(97,580)	-
Eólica Hermenegildo I	92,749	-	-	(92,749)	-
Livramento	129,869	215,340	(18,511)	-	326,698
Eólica Chuí IX	27,159	-	-	(27,159)	-
Outros	272,323	13,695	(219,651)	-	66,367
Total	13,823,945	920,039	(7,294,821)	(294,111)	7,155,052

Cash Generation Unit	12/31/2016	Additions	Reversals	12/31/2017
UTN Angra 3	8,949,393	950,960	-	9,900,353
UHE Samuel	435,860	-	(127,014)	308,846
UHE Batalha	407,703	12,538	(34,972)	385,269
Candiota Fase B	356,065	10,233	-	366,298
Candiota Fase C	-	362,631	-	362,631
Casa Nova I	324,869	21,456	-	346,325
Complexo Eólico Pindaí	-	123,891	-	123,891
Complexo Eólico Pindaí II	-	54,531	-	54,531
Complexo Eólico Pindaí III	-	25,854		25,854
UTE Santa Cruz	-	693,560	-	693,560
UHE Simplício	342,328	57,790	(120,603)	279,515
UTE Camaçari	303,911	-	(23,342)	280,569
UHE Serra da Mesa	199,184	-	(199,184)	-
Eólica Hermenegildo III	145,319	-	(68,696)	76,623
Eólica Hermenegildo II	143,029	27,390	(72,839)	97,580
UHE Passo São João	130,292	-	(57,679)	72,613
Eólica Hermenegildo I	129,769	21,872	(58,892)	92,749
Livramento	-	129,869	-	129,869
UTE Coaracy Nunes	77,551	-	-	77,551
PCH João Borges	52,530	-	(5,437)	47,093
UHE São Domingos	44,252	-	(44,252)	-
PCH Rio Chapéu	41,755	-	(4,691)	37,064
Eólica Chuí IX	37,028	6,854	(16,723)	27,159
UTE Santana	27,840	-	-	27,840
UTE Mauá III	-	2,255	-	2,255
Livramento (ágio de rentabilidade futura)	-			-
Outros	11,692	110,590	(114,375)	7,907
Total	12,160,370	2,612,274	(948,699)	13,823,945

Transmission

Cash Unit Generation	12/31/2017	Adoption CPC 47 / IFRS 15	31/12/2018
CC 061-2001	1,115,862	(1,115,862)	-
CT 006-2010 - LT Mascarenha/ Linhares (ES)	25,638	(25,638)	-
LT Jauru Porto Velho	252,757	(252,757)	-
CC 018-2012 Mossoró Ceará Mirim	100,497	(100,497)	-
CC 005-2012 Jardim NSra Socorro	89,830	(89,830)	-
CC 006-2009 Suape II e III	88,101	(88,101)	-
CC 014-2008 Eunápolis TFreitas	86,771	(86,771)	-
CC 020-2010 Igaporã BJLapa	69,268	(69,268)	-
CC 017-2009 Natal III Sta Rita	59,517	(59,517)	-
LT Funil-Itapebi	53,541	(53,541)	-
LT Camaçari IV - Sapeaçu	52,864	(52,864)	-
LT Pólo	9,044	(9,044)	-
Tucuruí/Miramar	18,660	(18,660)	-
CC 010-2011 Paraíso Lagoa Nova	44,800	(44,800)	-
SE Coletora Porto Velho	3,186	(3,186)	-
LT Recife II - Suape II	45,125	(45,125)	-
CC 010-2007 Ibicoara Brumado	40,611	(40,611)	-
CC 017-2012 Mirueira Jaboatão	31,184	(31,184)	-
CC 018-2009 Eunáp TFreitas C2	30,232	(30,232)	-
CC 019-2012 Igaporã Pindaí	21,506	(21,506)	-
LT Presidente Médice - Santa Cruz	18,544	(18,544)	-
CC 015-2012 Camaçari IV Pirajá	18,060	(18,060)	-
LT Campos Novos - Nova Santa Rita	17,197	(17,197)	-
LT Monte Claro - Garibaldi	5,001	(5,001)	-
Conversora Uruguaiana	1,720	(1,720)	-
SE Ivinhema	6,415	(6,415)	-
Outros	287,291	(287,291)	-
	2,593,222	(2,593,222)	-

Cash Unit Generation	12/31/2016	Additions	Reversals	12/31/2017
CC 061-2001	2,077,006	-	(961,144)	1,115,862
CT 006-2010 - LT Mascarenha/ Linhares (ES)	-	25,638	-	25,638
LT Jauru Porto Velho	311,545	-	(58,788)	252,757
CC 018-2012 Mossoró Ceará Mirim	100,497	-	-	100,497
CC 005-2012 Jardim NSra Socorro	89,830	-	-	89,830
CC 006-2009 Suape II e III	88,101	-	-	88,101
CC 014-2008 Eunápolis TFreitas	81,995	4,776	-	86,771
CC 020-2010 Igaporã BJLapa	69,268	-	-	69,268
LT Ribeiro Gonçalves - Balsas	65,000	-	(65,000)	-
CC 017-2009 Natal III Sta Rita	59,517	-	-	59,517
LT Funil-Itapebi	53,541	-	-	53,541
LT Camaçari IV - Sapeaçu	50,106	2,758	-	52,864
LT Pólo	-	9,044	-	9,044
Tucuruí/Miramar	16,069	2,591	-	18,660
CC 010-2011 Paraíso Lagoa Nova	44,800	-	-	44,800
SE Coletora Porto Velho	43,973	-	(40,787)	3,186
LT Recife II - Suape II	43,153	1,972	-	45,125
CC 010-2007 Ibicoara Brumado	40,611	-	-	40,611
CC 017-2012 Mirueira Jaboatão	31,184	-	-	31,184
CC 018-2009 Eunáp TFreitas C2	30,232	-	-	30,232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	27,553	-	(27,553)	-
CC 019-2012 Igaporã Pindaí	21,506	-	-	21,506
LT Presidente Médice - Santa Cruz	20,611	-	(2,067)	18,544
CC 015-2012 Camaçari IV Pirajá	18,060	-	-	18,060
LT Campos Novos - Nova Santa Rita	16,847	350	-	17,197
Outros	269,033	263,728	(232,334)	300,427
	3,670,038	310,857	(1,387,673)	2,593,222

Management

Intagible - Management	31/12/2017	Reversals	12/31/2018
Goodwill (Livramento)	215,340	(215,340)	-
Others	48,913	(469)	48,444
Total	264,253	(215,809)	48,444

Intagible - Management	12/31/2016	Additions	Reversals	12/31/2017
Goodwill (Livramento)	-	215,340	-	215,340
Brasilventos	27,201	-	(27,201)	-
Others	52,138	-	(3,225)	48,913
Total	79,339	215,340	(30,426)	264,253

Income Statements

Accounting year ending on December 31 of 2018 compared to the accounting year ending on December 31 of 2017

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Statements of Income - IFRS and BRGAAP (in thousand of reais)

	12/31/2018	VA %	12/31/2017	VA %	HA %
CONTINUED OPERATIONS					
OPERATING REVENUE					
Generation					
Supply - Auction Sale	13,268,869	53.13%	15,932,406	54.12%	-16.72%
Supply - bilateral contyract	2,319,857	9.29%	2,554,279	8.68%	-9.18%
CCEE	1,296,526	5.19%	1,006,114	3.42%	28.86%
Revenue from Operation and Maintenance	2,708,451	10.84%	2,198,347	7.47%	23.20%
Revenue from Construction of Plants	34,295	0.14%	52,836	0.18%	-35.09%
Itaipu Transfer	511,079	2.05%	626,135	2.13%	-18.38%
Transmission					
Revenue from Operation and Maintenance - Renewed Lines	-	0.00%	-	0.00%	0%
Revenue from Operation and Maintenance	4,083,948	16.35%	3,319,935	11.28%	23.01%
Construction Revenue	673,190	2.70%	917,447	3.12%	-26.62%
Rate of Return Adjustments - Transmission	757,745	3.03%	1,139,816	3.87%	-33.52%
Financial - Return on investment - RBSE	3,556,391	14.24%	4,922,827	16.72%	-27.76%
Other Revenues	869,183	3.48%	1,041,317	3.54%	-16.53%
Deductions					
(-) Industry-related Charges	(1,583,049)	-6.34%	(1,382,248)	-4.69%	14.53%
(-) ICMS	(431,850)	-1.73%	(358,127)	-1.22%	20.59%
(-) PASEP and COFINS	(3,079,004)	-12.33%	(2,520,542)	-8.56%	22.16%
(-) Other Deductions	(9,884)	-0.04%	(9,210)	-0.03%	7.32%
NET OPERATING REVENUE	**24,975,747**	**100.00%**	**29,441,332**	**100.00%**	**-15.17%**
OPERATING COSTS					
Energy Purchased for Resale	(1,559,533)	-6.24%	(6,155,563)	-20.91%	-74.66%
Charges on the Use of the Electricity Grid	(1,482,125)	-5.93%	(1,372,439)	-4.66%	7.99%
Fuel for Production of Electric Energy	(1,184,948)	-4.74%	(961,664)	-3.27%	23.22%
Construction	(1,310,457)	-5.25%	(970,283)	-3.30%	35.06%
	(5,537,063)	**-22.17%**	**(9,459,949)**	**-32.13%**	**-41.47%**
GROSS INCOME	**19,438,684**	**77.83%**	**19,981,383**	**67.87%**	**-2.72%**
OPERATING EXPENSES					
Personnel, Material and Services	(7,804,361)	-31.25%	(8,909,209)	-30.26%	-12.40%
Depreciation	(1,607,273)	-6.44%	(1,441,077)	-4.89%	11.53%
Amortization	(94,716)	-0.38%	(82,829)	-0.28%	14.35%
Donations and Contributions	(137,802)	-0.55%	(163,798)	-0.56%	-15.87%
Operating Provisions/Reversals	5,308,185	21.25%	(4,645,594)	-15.78%	-214.26%
Other	(1,166,254)	-4.67%	(1,212,380)	-4.12%	-3.80%
	(5,502,221)	**-22.03%**	**(16,454,887)**	**-55.89%**	**-66.56%**
OPERATING INCOME BEFORE FINANCIAL INCOME	**13,936,463**	**55.80%**	**3,526,496**	**11.98%**	**295.19%**
FINANCIAL INCOME					
Financial Revenues					
Interest Income, Fees and Rates	2,642,607	10.58%	1,736,654	5.90%	52.17%
Revenue from Financial Investments	686,179	2.75%	962,516	3.27%	-28.71%
Moratorium surcharge on electricity	248,407	0.99%	169,712	0.58%	46.37%
Monetary updates	699,871	2.80%	947,365	3.22%	-26.12%
Exchange Updates	4,150,664	16.62%	930,835	3.16%	345.91%
Derivatives Earnings	20,366	0.08%	237,386	0.81%	-91.42%
Other financial income	678,840	2.72%	412,830	1.40%	64.44%
Financial Expenses					
Debt Charges	(2,680,884)	-10.73%	(3,449,846)	-11.72%	-22.29%
Leasing Charges	(308,770)	-1.24%	-	0.00%	-
Charges on the Funds of Shareholders	(270,533)	-1.08%	(388,408)	-1.32%	-30.35%
Monetary Liabilities updates	(800,789)	-3.21%	(1,201,884)	-4.08%	-33.37%
Net Exchange Changes as Liabilities	(4,364,256)	-17.47%	(1,065,028)	-3.62%	309.78%
Losses with Derivatives	(63,378)	-0.25%	(35,797)	-0.12%	77.05%
Other Financial Expenses	(1,216,397)	-4.87%	(992,451)	-3.37%	22.56%
	(578,073)	**-2.31%**	**(1,736,116)**	**-5.90%**	**-66.70%**
INCOME BEFORE EQUITY INTERESTS	**13,358,390**	**53.49%**	**1,790,380**	**6.08%**	**646.12%**
INCOME OF EQUITY INTERESTS	1,384,850	5.54%	1,167,484	3.97%	18.62%
RESULT OF THE LOSS OF SHAREHOLDERS 'EQUITY	2,967,098	11.88%	1,524,687	5.18%	94.60%
OPERATING INCOME BEFORE TAXES	**17,710,338**	**70.91%**	**4,482,551**	**15.23%**	
Current Income Tax and Social Contribution	(3,141,578)	-12.58%	(1,711,685)	-5.81%	83.54%
Deferred income tax and social contribution	657,860	2.63%	(317,343)	-1.08%	-307.30%
CONTINUED OPERATIONS NET PROFIT	**15,226,620**	**60.97%**	**2,453,523**	**8.33%**	**520.60%**
INSTALLMENT ATTRIBUTED TO THE CONTROLLING SHAREHOLDERS	15,023,243	60.15%	2,406,051	8.17%	524.39%
INSTALLMENT ATTRIBUTED TO THE NON-CONTROLLING SHAREHOLDEF	203,377	0.81%	47,472	0.16%	328.41%
DISCONTINUED OPERATION					
NET LOSS OF OPERATING TAXES DISCONTINUED OPERATIONS	**(1,879,043)**	**-7.52%**	**(4,179,214)**	**-14.20%**	**-55.04%**

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

	12/31/2018	12/31/2017
Generation	80.63%	75.98%
Transmission	36.32%	34.98%
Other operating Revenue	3.48%	3.54%
Taxes on Revenue	-20.43%	-14.50%
Net Operating Revenue	**100.00%**	**100.00%**
Expenses		
Operating Costs	-22.17%	-32.13%
Operating Expenses	-22.03%	-55.89%
Financial Result	-2.31%	-5.90%
Equity Participation Result	17.42%	9.14%
Taxes on Income	-9.94%	-6.89%
Net Profit (Continued Operations)	60.97%	8.33%

* Distribution Operation w as classified as a Discontinued Operation. More details in item 10.3 of this document.

Consolidated Income Statements

This topic presents an overview of Eletrobras' consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Operating Net Revenue

The Net Operating Revenue, amounting to BRL 24,976 million, was reduced by 15.17% in 2018 compared to 2017, equivalent to the amount of BRL 29,441 million was recorded.

Operating Costs

Operating costs decreased by 41.47%%, from BRL 9,460 million in 2017 to BRL 5,537 million in 2018. This reduction was mainly caused by Electric Energy Purchased for Resale, which decreased by 74.66%, from BRL 6,156 million in 2017 to BRL 1,560 million in 2018.

Operating Expenses

Operating Expenses decreased by 66.56%, from BRL 16,455 million in 2017 to BRL 5,502 million in 2018. This reduction was mainly due to the reversal of operating provisions; in 2017 provision expenses totaled BRL (4,646) million, being reversed and totaling BRL 8,072 million in 2018, that is, a variation of 273.75%.

Financial Results

The Net Financial Result went from a net expense of BRL 1,736 million in 2017 to a net expense of BRL 578 million in 2018.

Income from Shareholdings (profit and loss)

The Shareholding registered a increase of 18.62% resulting from the accounting of an amount of BRL 1,167 million in 2017 and an amount of BRL 1,385 million in 2018.

Income Tax and Social Contribution

The provision for Income Tax and Social Contribution (CSLL) went from an expense of BRL 2,029 million in 2017 to an expense of BRL 2,484 million in 2018.

Net Profit from Discontinnued Operations

Eletrobras reported net income from continuing operations of BRL 15,227 million in 2018, compared to BRL 2,454 million in 2017, a variation of BRL 520.60%.

Net Loss from Discontinued Operation Taxes

Eletrobras presented a net tax loss of the discontinued operation from BRL 1,879 million in 2018, compared to BRL 4,179 million in 2017, a decrease of 55.04%.

Result for the Year

Eletrobras reported net income for the year in the amount of BRL 13,348 million, compared to the net loss of BRL 1,726 million recorded in 2017, a 873.46% change.

Income per Business Segment

Generation and Transmission

	31/12/2018					
		Generation				
	Management	Exploration System	O&M System	Transmission	Deductions	Total
Net Operating Revenue	261,355	15,140,448	2,293,531	8,386,516	(1,106,103)	24,975,747
Operating Costs and Expenses	(3,601,245)	(703,533)	(2,024,709)	(5,815,900)	1,106,103	(11,039,284)
Oper. Income Before Financial Income	(3,339,890)	14,436,915	268,822	2,570,616	-	13,936,463
Financial Income	2,166,025	(1,665,650)	(104,271)	(974,177)	-	(578,073)
Income from Equity Interest	1,384,850	-	-	-	-	1,384,850
Result on disposal of equity interests	2,967,098	-	-	-	-	2,967,098
Income Tax and Social Contribution	(853,448)	(1,027,967)	(182,140)	(420,163)	-	(2,483,718)
Net Profit (Loss) from the Period of Continued Operations	2,324,635	11,743,298	(17,589)	1,176,276	-	15,226,620

	31/12/2017 (Reclassified)					
		Generation				
	Management	Exploration System	O&M System	Transmission	Deductions	Total
Net Operating Revenue	215,936	18,070,002	1,843,804	10,126,304	(814,714)	29,441,332
Operating Costs and Expenses	(7,772,986)	(11,932,046)	(2,015,008)	(5,009,510)	814,714	(25,914,836)
Oper. Income Before Financial Income	(7,557,050)	6,137,956	(171,204)	5,116,794	-	3,526,496
Financial Income	1,046,195	(1,497,218)	(242,721)	(1,042,372)	-	(1,736,116)
Income from Equity Interest	1,167,484	-	-	-	-	1,167,484
Result on disposal of equity interests	1,524,687	-	-	-	-	1,524,687
Income Tax and Social Contribution	(1,081,294)	(188,195)	(41,453)	(718,086)	-	(2,029,028)
Net Profit (Loss) from the Period of Continued Operations	(4,899,978)	4,452,543	(455,378)	3,356,336	-	2,453,523

Generation

Net Operating Revenue

The net operating revenue from the generation segment decreased by BRL 2,504 million, or 12.45%, from BRL 19,914 million in 2017 to BRL 17,434 million in 2018.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by BRL 11,219 million, or 80.44%, to BRL 2,728 million in 2018 compared to BRL 13,947 million in 2017.

Financial Income

The Financial Result of the generation segment had, in 2018, an expense of BRL 1,770 million, which compared to the expense of BRL 1,740 million in 2017, increased by BRL 30 million, varying by 1.72%.

Transmission

Net Operating Revenue

The net operating revenue of the transmission segment decreased by BRL 1,740 million, or 17.18%, from BRL 10,129 million in 2017 to BRL 8,387 million in 2018.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by BRL 1,740 million, or 17.18%, corresponding to BRL 6.017 million in 2018, while corresponding to BRL 5,010 million in 2017.

Financial Income

The Financial Result of the transmission segment showed a reduction of BRL 68 million in 2018, or 6.54%, totaling BRL 974 million in 2018 compared to BRL 1,042 million in 2017

Result of Discontinnued Operations
Distribution

This topic presents the opening of the Profit (Loss) from Discontinued Operations

	12/31/2018	12/31/2017
Net Operating Revenue	11,881,505	9,597,517
Operating Costs	(7,294,157)	(7,109,832)
Operational Expenses	(4,579,891)	(3,668,305)
Operating results before financial result	**7,457**	**(1,180,620)**
Net Financial Income	(1,572,694)	(3,502,329)
Income from Equity Interest	-	-
Operational Income Before Taxes	**(1,565,237)**	**(4,682,949)**
Expense with Income Tax and Social Contribution	(313,806)	503,735
Profit (Loss) from Discontinnued Operations	**(1,879,043)**	**(4,179,214)**

Accounting year ending on December 31 of 2017 compared to the accounting year ending on December 31 of 2016

Centrais Elétricas Brasileiras SA - Eletrobras
Consolidated Statements of Income - IFRS and BRGAAP (in thousands of reais)

	12/31/2017	VA %	12/31/2016	VA %	HA %
CONTINUED OPERATIONS					
OPERATING REVENUE					
Generation					
Supply - Auction Sale	15,932,406	54.12%	14,488,299	28.51%	9.97%
Supply - bilateral contyract	2,554,279	8.68%	2,484,920	4.89%	2.79%
CCEE	1,006,114	3.42%	927,183	1.82%	8.51%
Revenue from Operation and Maintenance	2,198,347	7.47%	2,178,699	4.29%	0.90%
Revenue from Construction of Plants	52,836	0.18%	17,939	0.04%	194.53%
Itaipu Transfer	626,135	2.13%	(346,638)	-0.68%	-280.63%
Transmission					
Revenue from Operation and Maintenance - Renewed Lines	3,054,464	10.37%	2,758,611	5.43%	10.72%
Revenue from Operation and Maintenance	265,471	0.90%	239,691	0.47%	10.76%
Construction Revenue	917,447	3.12%	1,174,703	2.31%	-21.90%
Rate of Return Adjustments - Transmission	1,139,816	3.87%	29,406,261	57.86%	-96.12%
Financial - Return on investment - RBSE	4,922,827	16.72%	-	0.00%	-
Other Revenues	1,041,317	3.54%	655,851	1.29%	58.77%
Deductions					
(-) Industry-related Charges	(1,382,248)	-4.69%	(923,081)	-1.82%	49.74%
(-) ICMS	(358,127)	-1.22%	(295,831)	-0.58%	21.06%
(-) PASEP and COFINS	(2,520,542)	-8.56%	(1,933,898)	-3.81%	30.33%
(-) Other Deductions	(9,210)	-0.03%	(9,346)	-0.02%	-1.46%
NET OPERATING REVENUE	**29,441,332**	**100.00%**	**50,823,363**	**100.00%**	**-42.07%**
OPERATING COSTS					
Energy Purchased for Resale	(6,155,563)	-20.91%	(5,639,864)	-11.10%	9.14%
Charges on the Use of the Electricity Grid	(1,372,439)	-4.66%	(1,477,751)	-2.91%	-7.13%
Fuel for Production of Electric Energy	(961,664)	-3.27%	(629,924)	-1.24%	52.66%
Construction	(970,283)	-3.30%	(1,192,642)	-2.35%	-18.64%
	(9,459,949)	**-32.13%**	**(8,940,181)**	**-17.59%**	**5.81%**
GROSS INCOME	**19,981,383**	**67.87%**	**41,883,182**	**82.41%**	**-52.29%**
OPERATING EXPENSES					
Personnel, Material and Services	(8,909,209)	-30.26%	(7,814,771)	-15.38%	14.00%
Remuneração e ressarcimento	-	0.00%	(362,702)	-0.71%	-100.00%
Depreciation	(1,441,077)	-4.89%	(1,479,242)	-2.91%	-2.58%
Amortization	(82,829)	-0.28%	(84,790)	-0.17%	-2.31%
Donations and Contributions	(163,798)	-0.56%	(218,910)	-0.43%	-25.18%
Operating Provisions/Reversals	(4,645,594)	-15.78%	(12,045,324)	-23.70%	-61.43%
Investigation Findings	-	0.00%	(211,123)	-0.42%	-100.00%
Others	(1,212,380)	-4.12%	(903,153)	-1.78%	34.24%
	(16,454,887)	**-55.89%**	**(23,120,015)**	**-45.49%**	**-28.83%**
OPERATING INCOME BEFORE FINANCIAL INCOME	**3,526,496**	**11.98%**	**18,763,167**	**36.92%**	**-81.21%**
FINANCIAL INCOME					
Financial Revenues					
Interest Income, Fees and Rates	1,736,654	5.90%	1,772,331	3.49%	-2.01%
Revenue from Financial Investments	962,516	3.27%	1,064,760	2.10%	-9.60%
Moratorium surcharge on electricity	169,712	0.58%	140,238	0.28%	21.02%
Monetary updates	947,365	3.22%	1,482,274	2.92%	-36.09%
Exchange Updates	930,835	3.16%	4,935,319	9.71%	-81.14%
Derivatives Earnings	237,386	0.81%	218,714	0.43%	8.54%
Other financial income	412,830	1.40%	516,086	1.02%	-20.01%
Financial Expenses					
Debt Charges	(3,449,846)	-11.72%	(3,686,304)	-7.25%	-6.41%
Charges on the Funds of Shareholders	(388,408)	-1.32%	(200,857)	-0.40%	93.38%
Monetary Liabilities updates	(1,201,884)	-4.08%	(3,393,292)	-6.68%	-64.58%
Net Exchange Changes as Liabilities	(1,065,028)	-3.62%	(5,266,624)	-10.36%	-79.78%
Losses with Derivatives	(35,797)	-0.12%	-	0.00%	-
Other Financial Expenses	(992,451)	-3.37%	(797,795)	-1.57%	24.40%
	(1,736,116)	**-5.90%**	**(3,215,150)**	**-6.33%**	**-46.00%**
INCOME BEFORE EQUITY INTERESTS	**1,790,380**	**6.08%**	**15,548,017**	**30.59%**	**-88.48%**
INCOME OF EQUITY INTERESTS	2,692,171	9.14%	3,109,784	6.12%	-13.43%
OPERATING INCOME BEFORE TAXES	**4,482,551**	**15.23%**	**18,657,801**	**36.71%**	**-75.97%**
Current Income Tax and Social Contribution	(1,711,685)	-5.81%	(619,044)	-1.22%	176.50%
Deferred income tax and social contribution	(317,343)	-1.08%	(7,891,775)	-15.53%	-95.98%
CONTINUED OPERATIONS NET PROFIT	**2,453,523**	**8.33%**	**10,146,982**	**19.97%**	**-75.82%**
INSTALLMENT ATTRIBUTED TO THE CONTROLLING SHAREHOLDERS	2,406,051	8.17%	10,085,647	19.84%	-76.14%
INSTALLMENT ATTRIBUTED TO THE NON-CONTROLLING SHAREHOLDERS	47,472	0.16%	61,335	0.12%	-22.60%
DISCONTINUED OPERATION					
NET LOSS OF OPERATING TAXES DISCONTINUED OPERATIONS	**2,453,523**	**8.33%**	**10,146,982**	**19.97%**	**-75.82%**

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

Revenues*	**12/31/2017**	**12/31/2016**
Generation	75.98%	38.86%
Transmission	34.98%	66.07%
Other operating Revenue	3.54%	1.29%
Taxes on Revenue	-14.50%	-6.22%
Net Operating Revenue	**100.00%**	**100.00%**
Expenses		
Operating Costs	-32.13%	-17.59%
Operating Expenses	-55.89%	-45.49%
Financial Result	-5.90%	-6.33%
Equity Participation Result	9.14%	6.12%
Taxes on Income	-6.89%	-16.75%
Net Profit (Continued Operations)	8.33%	19.97%

* Distribution Operation was classified as a Discontinued Operation. More details in item 10.3 of this document.

Consolidated Income Statements

This topic presents an overview of Eletrobras' consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Operating Net Revenue

The Net Operating Revenue, amounting to BRL 29,441 million, was reduced by 42% in 2017 compared to 2016, when the amount of BRL 50,823 million was posted.

Operating Costs

Operating costs increased 5.8%, from BRL 8,940 million in 2016 to BRL 9,460 million in 2017.

This increase was caused mainly by:

Electricity purchased for resale increased by 9.14%, from BRL 5,640 million in 2016 to BRL 6,156 million in 2017, mainly owing to the higher volume of energy purchased by Eletronorte and Amazonas GT of the cut in the gas supply at the Aparecida plant in the period from January to March 2017 and the generation of thermal plants below the energy contracted by maintenance problems).

Operating Expenses

The Services account posted a decrease of 28.83%, from BRL 23,120 million in 2016 to BRL 16,455 million in 2017.

In 2017, the sum of Personnel, Material, Services and Other (PMSO) increased by 14.00%, from BRL 7,815 million in 2016 to BRL 8,909 million in 2017. The Personnel 10%, from BRL 5,199 million in 2016 to BRL 5,726 million in 2017, influenced mainly by the Special Retirement Plan (PAE), which charged this account in the amount of BRL 218 million.

The Services account showed a reduction of 12%, going from BRL 2,347 million in 2016 to BRL 2,067 million in 2017

The Operating provisions increased from BRL 12,045 million in 2016 to BRL 4,646 million in 2017, down 61.43%. In 2017, operating provisions were mainly influenced by provisions for contingencies, in the amount of BRL 4,398 million, highlighting the reversal of provisions related to onerous contracts, in the amount of BRL 1,493 million in 2017, mainly due to the launch of the Special Retirement Plan (PAE)

Financial Results

Net Financial Result went from a net expense of BRL 3,215 million in 2016 to a net expense of BRL 1,736 million in 2017. This variation is mainly due to the variation of the exchange rate in the period on financing contracts and with suppliers. Also contributing to the financial result were monetary restatements, mainly influenced by decrease of the renewal of the renegotiated energy credits, derived from Law 8727/93 and also from the payment of the credit by the Union in August 2017.

Income from Shareholdings (profit and loss)

The Shareholding posted a decrease of 13.43% resulting from the accounting of an amount of BRL 3,110 million in 2016 and an amount of BRL 2,692 million in 2017 with an impact on Eletrobras' equity income of BRL 1,603 million, partially offset by the decrease in research findings at Belo Monte SPE (BRL 91 million).

Income Tax and Social Contribution

The provision for Income Tax and Social Contribution (CSLL) increased from an expense of BRL 8,511 million in 2016 to an expense of BRL 2,029 million in 2017, influenced by deferred taxes, mainly owing to the effect of accounting for the Basic Network of the Existing System (RBSE). The provision for RBSE was BRL 9,724 million in 2016 and BRL 1,674 million in 2017.

Result for the Year

Eletrobras posted, in the income for 2017, a net loss of BRL 1,726 million compared to net income of BRL 3.513 million posted in 2016,.

Income per Business Segment

Continued Operations - Generation and Transmission

		Generation		Transmission			
	Management	Exploration System	O&M System	Exploration System	O&M System	Deductions	Total
Net Operating Revenue	215,936	18,070,002	1,843,804	1,442,175	8,684,129	(814,714)	29,441,332
Operating Costs and Expenses	(7,772,986)	(11,932,046)	(2,015,008)	(1,288,450)	(3,721,060)	814,714	(25,914,836)
Oper. Income Before Financial Income	(7,557,050)	6,137,956	(171,204)	153,725	4,963,069	-	3,526,496
Financial Income	1,046,195	(1,497,218)	(242,721)	(405,681)	(636,691)	-	(1,736,116)
Income from Equity Interest	2,692,171	-	-	-	-	-	2,692,171
Income Tax and Social Contribution	(1,081,294)	(188,195)	(41,453)	(47,038)	(671,048)	-	(2,029,028)
Net Profit (loss) for the Period	(4,899,978)	4,452,543	(455,378)	(298,994)	3,655,330	-	2,453,523

		Generation		Transmission			
	Management	Exploration System	O&M System	Exploration System	O&M System	Deductions	Total
Net Operating Revenue	177,405	15,673,574	1,626,261	1,604,010	31,939,704	(620,841)	50,823,363
Operating Costs and Expenses	(6,207,466)	(18,142,949)	(2,558,582)	(2,516,547)	(4,830,830)	12,775,949	(34,058,784)
Oper. Income Before Financial Income	(6,030,061)	(2,469,375)	(932,321)	(912,537)	27,108,874	12,155,108	16,764,579
Financial Income	1,019,617	(1,743,807)	(619,292)	(179,444)	306,918	-	(1,216,563)
Income from Equity Interest	3,114,047	-	-	-	-	(18,046,290)	3,109,784
Income Tax and Social Contribution	(67,593)	532,531	165,617	(167,351)	(8,974,023)	-	(8,510,819)
Net Earnings (Loss) for the Period	(1,963,990)	(3,680,651)	(1,385,996)	(1,259,332)	18,441,769	(5,891,182)	10,146,981

Generation

Net operating revenue

The Net Operating Revenue from the generation segment increased by BRL 2203 million, or 12.44%, from BRL 17,711 million in 2016 to BRL 19,914 million in 2017, mainly due to the transfer of Itaipu.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by BRL 7,166 million, or 33.94%, to BRL 13,947 million in 2017, compared to BRL 21,113 million in 2016, mainly due to the reduction in the category energy purchased for resale.

Financial Income

The Financial Result of the generation segment increased by BRL 623 million in 2017, or 26.4%, totaling BRL (1,740) million in 2017 compared to BRL (2,363) million in 2016, mainly due to the increase in balance of net exchange variation.

Transmission

Net Operating Revenue

The Net Operating Revenue of the transmission segment decreased by BRL 23,429 million, or 69.82%, totaling BRL 10,126 million in 2017, compared to BRL 33,556 million in 2016, due to the amouns of Return on investment - RBSE, which posted a decrease by BRL 23,678 million, or 82.79%, being BRL 4,923 million in 2017, compared to BRL 28,601 million in 2016, mainly due to the recognition, in 2016, of the remeasurement of assets prior to 2000 - Existing Basic Network System - RBSE in the transmission segment.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by BRL 2,350 million, or 31.93%, corresponding to BRL 5,010 million in 2017, while corresponding to BRL 7,359 million in 2016, mainly due to reduction in the item Operating provisions.

Financial Income

The Financial Result of the generation segment showed a reduction of BRL 1,170 million in 2017, or 917.7%, totaling BRL (1,042) million in 2017 compared to BRL 127 million in 2016, mainly due to the increase in the balance of net exchange variation.

Result of discontinued operations

Distribution

This topic presents the opening of the Profit (Loss) of Discontinued Operations according to the Explanatory Note of the Company's Financial Statements.

	12/31/2017	**12/31/2016**
Net Operating Revenue	9,597,517	11,590,100
Operating Costs	(7,109,832)	(9,033,705)
Operational Expenses	(3,668,305)	(6,536,613)
Operating results before financial result	**(1,180,620)**	**(3,980,218)**
Net Financial Income	(3,502,329)	(2,657,751)
Income from Equity Interest	-	-
Operational Income Before Taxes	**(4,682,949)**	**(6,633,706)**
Expense with Income Tax and Social Contribution	503,735	-
Profit (Loss) from Discontinnued Operations	**(4,179,214)**	**(6,633,706)**

Cash Flow Statement – 2018, 2017 e 2016

The tables below summarize the evolution of net cash flows of Eletrobras for the periods

presented:

Net Cash Flow	12/31/2018	12/31/2017	12/31/2016
		(in BRL thousand)	
Provided by Continuing Operating Activities	5,629,208	3,655,593	2,595,384
Provided by Operating Activities	(1,901,138)	(1,270,024)	(839,524)
Provided by Operating Activities	3,728,070	2,385,569	1,755,860
Applied to Investments in Continuing Operations	(274,308)	586,068	(4,695,574)
Applied to Discontinued Operations Investment Activities	(622,293)	(733,859)	(778,232)
Applied to Investment Activities	(896,601)	(147,791)	(5,473,807)
Applied to Financing Activities for Continuing Operations	(5,563,800)	(3,971,022)	1,365,078
Applied to Financing Activities for Continuing Operations	2,495,756	2,029,641	1,638,564
From (applied) to Financing Activities	(3,068,044)	(1,941,381)	3,003,642
Total	(236,575)	296,397	(714,305)

Operating Activities

The cash flows from the operating activities of Eletrobras resulted mainly from:

- The sale and transmission of electrical energy to a stable and diversified base of retail and wholesale clients at fixed prices; and
- Restricted deposits within legal processes in cases that Eletrobras is the author of and is obligated to make a deposit in favor of the applicable case.

Cash flows from operating activities have been sufficient to meet Eletrobras' operating and capital investment needs for the periods analyzed.

In 2018, cash flow from operating activities increased from BRL 2.39 billion in 2017 to BRL 3.73 billion in 2018. This variation was mainly due to the fact that in 2018 the payament of indemnities for the unamortized assets of the concessions renewed under the terms of Law no. 12,783 / 2013, which did not occur in 2017.

Investment Activities

The cash flow from investment activity of Eletrobras reflects mainly:

- Purchases of certain investments – partnerships entered into by Eletrobras with third parties in the private sector in regards to the operation of new power plants;
- Purchase of fixed assets, consisting mainly of investments in equipment needed for Eletrobras operating activities; and
- Dividends paid by subsidiaries.

In 2018, cash flow from investment activities increased from BRL (148) million in 2017 to BRL (896) million in 2018. This variation was mainly due to the increase in the Receipt of Loans and Financing

Financing Activities

Cash flows used in financing activities by Eletrobras mainly reflect the income from interest that it receives from loans given to companies that operate in the Brazilian electrical sector, short- and long-term.

In 2018, the cash flow from Eletrobras' financing activities, from BRL (1,9) billion in 2017 to BRL 3 billion in 2018. This variation was mainly due to a decrease in loans and financing and an increase in the payment of loans and financing.

b) changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

[The devaluation of the real against the US dollar and the fact that Eletrobras holds a significant portion of its receivables indexed to foreign currencies, mainly the US dollar], has impacted negatively revenues from exchange rate changes, and generated a loss amounting to BRL 214 million for the year ended December 31, 2018 compared to loss of BRL 134,2 million for the year ended 31 December 2017 vis-à-vis a gain of BRL 331,3 million for the year ended December 31, 2016 arising from exchange variation.

With regard to currency changes arising from internal price levels, in the year ended December 31, 2018, Eletrobras posted a/loss of BRL 101 million. On December 31, 2017, Eletrobras posted a gain of BRL 254 million, compared to a loss of BRL 88 million in 2016.

c) the impact of inflation, the price variation of the main inputs and products, the exchange rate and the interest rate on Eletrobras' operating results and financial result, when relevant

Inflation and Interest Rate

The financial situation and result of Eletrobras operations are impacted by inflation and by variances in the exchange rate.

Most of the costs and expenses of Eletrobras are denominated in reals and connected to inflation measurement Indices, such as the General Market Price Index (IGP-M), the National Consumer Price Index (INPC), and the IPCA, or is adjusted according to the variance measured in exchange rates.

In Brazil, employee salaries are generally adjusted annually, based on collective bargaining agreements between the unions they belong to and employers, which usually use the IPCA as a parameter for their negotiations.

As of December 31, 2018, the composition of debt was presented as follows:

	HOLDING COMPANY				CONSOLIDATED			
	12/31/2018		12/31/2017		12/31/2018		12/31/2017	
	Balance in Thousands of Brazilian Reais	%	Balance in Thousands of Brazilian Reais	%	Balance in Thousands of Brazilian Reais	%	Balance in Thousands of Brazilian Reais	%
Foreign currency								
USD not indexed	11,284,562	41%	9,307,980	39%	11,284,562	20.75%	9,307,980	21%
USD with LIBOR	697,811	3%	1,490,257	6%	1,078,643	1.98%	1,840,224	4%
EURO	244,708	1%	230,144	1%	244,708	0.45%	230,144	1%
Japanese Yen	-	-	32,408	-	-	-	32,408	-
Other	-	-	-	-	-	-	1,574	-
Subtotal	12,227,081	44%	11,060,790	47%	12,607,913	23.19%	11,412,331	25%
National currency								
GDI	5,092,010	18%	5,222,655	22%	10,649,257	19.59%	12,159,697	27%
IPCA	-	-	-	-	189,649	0.35%	369,100	1%
TJLP	-	-	-	-	6,515,226	11.98%	6,809,224	15%
SELIC	4,512,909	-	615,930	3%	13,278,510	24.42%	1,782,785	4%
Other	-	-	-	-	3,621,176	6.66%	4,154,293	9%
Subtotal	9,604,920	35%	5,838,585	25%	34,253,819	63.00%	25,275,099	56%
Not Indexed	5,802,847	21%	6,753,140	29%	7,511,066	13.81%	8,434,363	19%
Total	27,634,848	100%	23,652,515	100%	54,372,798	100.00%	45,121,793	100%

Variation in prices of the main inputs and products

The main inputs of Eletrobras are the energy purchased for resale and the fuel for the production of electric energy.

Energy purchased for resale by Eletrobras decreased by BRL 4,596 million in fiscal year 2018 compared to 2017 (increase of 9.14% or BRL 516 million in fiscal year 2017 compared to

2016).

Expenditure on fuel for energy production was BRL 1,185 million for the year ended December 31, 2018, compared to BRL 962 million for the year ended December 31, 2017 and BRL 630 million for the year ended December 31, December 31, 2016.

Exchange rate

Eletrobras has an exposure to financial risks that cause volatility in its accounting statements, as well as in its cash flow. The Company has significant detachment between assets and liabilities indexed in foreign currency, especially to the United States dollar, arising mainly from financing contracts with Itaipu Binacional. In addition to this, there are exposures to the Libor interest rate, connected to foreign funding contracts. As a resource to protect itself from these exposures, the Company's administration approved a Financial Hedge Policy and a Program of Trading in Derivative Instruments.

In this context, the objective of Eletrobras' Financial Hedge Policy is to pursue mitigation of the exposure to market variables that impact the assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations in these variables in the accounting statements. As a result, said policy aims to get the Eletrobras' results to accurately reflect its real operating performance, and its projected cash flow to be less volatile.

Taking into account the different ways of hedging the mismatches presented by Eletrobras, the approved policy states a scale of priorities, which privileges structural solutions, contemplating the natural balance of exposed positions. Afterwards, trades with other types of financial instruments may be analyzed, and finally, the operations with financial derivatives, which will only be done complementarily and with the exclusive intent of protecting indexed assets and liabilities of Eletrobras and its subsidiaries that present any mismatch, and cannot be financial leveraging or an operation to grant credit to third parties.

In this context, exchange rate hedging strategies were implemented throughout the years prioritizing structural solutions, in line with the Financial Hedge Policy of this Institution. This strategy includes taking into account the structuring of new financing, not only the total amount of the mismatch, but also its disposition over time, in order to hedge both Eletrobras' balance sheet and its cash flow.

As of December 31, 2018, approximately 23% of Eletrobras' total consolidated debt of BRL 54,4 billion was denominated in foreign currencies.

Thus, Eletrobras' exposure to foreign exchange risk of dollar rate was virtually neutral on December 31, 2018. For an analysis of the sensitivity of the impact of interest rates on the total debt of the Company, see the explanatory notes in the Company's financial statements for the accounting year ending on December 31, 2018.

10.3 – Events with relevant effects that occurred and were expected in the financial statements

a. introduction or disposal of operating segment

The Company held auctions for the disposal of its then subsidiaries in the distribution segment during the year 2018 in accordance with its Business and Management Master Plan. The Company held auctions for the disposal of its then subsidiaries in the distribution segment during the year 2018 in accordance with its Business and Management Master Plan. Eletroacre, Cepisa, Ceron and Boa Vista already had their share purchase agreements signed, as described in note 47. The agreements for the purchase and sale of shares of CEAL and Amazonas Distribuidora were not signed until December 31 of 2018 and therefore the assets and liabilities of these companies were classified as held for sale in accordance with note 46. As these companies represented all the operations of the distribution segment, transactions in this segment are now presented in these financial statements as operations discontinued. Accordingly, the information on the results of the comparative year is being restated in accordance with CPC 31 / IFRS 5, to present these transactions in the distribution segment separately from continuing operations.

- Result of Discontinnued Operations:

	12/31/2018	12/31/2017	12/31/2016
Net Operating Revenue	11,881,505	9,597,517	11,590,100
Operating Costs	(7,294,157)	(7,109,832)	(9,033,705)
Operational Expenses	(4,579,891)	(3,668,305)	(6,536,613)
Operating results before financial result	**7,457**	**(1,180,620)**	**(3,980,218)**
Net Financial Income	(1,572,694)	(3,502,329)	(2,657,751)
Income from Equity Interest	-	-	-
Operational Income Before Taxes	**(1,565,237)**	**(4,682,949)**	**(6,633,706)**
Expense with Income Tax and Social Contribution	(313,806)	503,735	-
Profit (Loss) from Discontinnued Operations	**(1,879,043)**	**(4,179,214)**	**(6,633,706)**

b. book, purchase or sale of shareholding interest

On November 8, 2017, the Council of the Investment Partnerships Program of the Presidency of the Republic (CPPI) approved Resolution No. 20 containing the minimum conditions and prices for disposal by Eletrobras of the shares representing its shareholding in the capital stock of the then controlled companies CEAL, CEPISA, Eletroacre, Amazonas Distribuidora, Boa Vista and CERON.

During the third and fourth quarters of 2018, the Company concluded the sale of the control of the distributors CEPISA, Eletroacre, Boa Vista and Ceron, further details can be observed in note.

The subsidiaries Amazonas Distribuidora and CEAL had their auctions carried out on December 10, 2018 and December 28, 2018 respectively. The sales of these distributors will be concluded with the signing of the contracts for the purchase and sale of Shares according to the schedule established in the Privatization auction, expected to occur by the end of March 2019.

Eletrobras considered Technical Pronouncement - CPC 31 - Non-Current Assets Held for Sale, and evaluated that, as of December 31, 2018, the distributors Companhia Energética de Alagoas and Amazonas Distribuidora reached the classification criteria as held for sale.

The effects of the sales of Amazonas Distribuidora and CEAL should be reflected only in the quarterly information of March 31, 2019 to the extent that the purchase and sale agreements are signed, effecting the transfer of control, whose effect of reduction in liabilities is estimated at approximately 2.2 billion, without the tax effects, as shown in the table below:

	Amazonas D	Ceal	Total
PLs distribuidoras Dezembro 2018	(10.133.182)	(1.030.820)	(11.164.002)
Valor de venda	50	50	100
Conversão de dívida/ Aumento de Capital de até	8.911.866	50	8.911.916
PL após restruturação	(1.221.316)	(1.030.770)	(2.252.086)
Efeito da venda	1.221.366	1.030.820	2.252.186

The main assets and liabilities of the distributors classified as held for sale, on December 31, 2018, are shown below:

	Distribution				
	Eletrobras	Ceal	Amazonas D	Eliminations	Total
	12/31/2018	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Cash and cash equivalents	-	44,999	39,872	-	84,871
Customers	-	713,502	808,555	-	1,522,057
Financings and Loans	3,240,242	-	-	-	3,240,242
Taxes and Social Contributions	-	32,382	1,318,423	-	1,350,805
Right of Reimbursement	-	10,479	2,982,057	(1,993,859)	998,677
Financial Assets	-	1,009,163	2,086,227	-	3,095,390
Fixed Assets	-	32,726	139,826	-	172,552
Intangible Asset	-	46,025	84,658	-	130,683
Other Assets	-	1,154,366	6,682,894	(7,163,612)	673,648
All assets of the subsidiary classified as held for sale	3,240,242	3,043,642	14,142,512	(9,157,471)	11,268,925
Suppliers	-	369,364	1,974,473	(485,670)	1,858,167
Loans and financing	-	2,474,514	5,322,934	(5,300,585)	2,496,863
Taxes and social contributions	-	241,346	87,759	-	329,105
Allowance for Excess of Liabilities Over Assets in Investees	11,127,717	-	-	(11,127,717)	-
Provision for contingencies	-	285,839	1,433,400	-	1,719,239
Onerous Contract	-	667,112	3,782,473	(2,254,036)	2,195,549
Liabilities of the subsidiary associated with assets classified as held for sale	11,127,717	4,038,175	12,601,039	(19,168,008)	8,598,923

	Eletrobras	Cepisa	Ceron	Eletroacre	Boa Vista	Not Held for Sale and Removals	Total Assets and Liabilities Held for Sale
	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Cash and cash equivalents		11.547	18.532	10.401	5.358		45.838
Customers		682.826	284.384	189.610	123.630		1,280,450
Financings and Loans	1.482.907						1.482.907
Taxes and Social Contributions		27,401	29,507	9.704	22,893		89,505
Right of Reimbursement		19.562	3.963.217	304.530	289.250	(4.421.820)	154.739
Financial Assets		854.482	1,198,009	429.813	217.846		2.700.150
Fixed Assets		85,934	69,526	34,040	26,708		216,208
Intangible Asset		49.066	23.390	14.392	5.712		92.560
Other Assets		617,906	419,517	104.554	113,584	(1.492.039)	- 236,478
All assets of the subsidiary classified as held for sale	1.482.907	2,301,532	6,006,082	1,097,044	804,981	(5.913.859)	5,825,879
Suppliers		203.335	3.415.498	519.003	969.416	(548.881)	4.558.371
Loans and financing		2.322.825	1.365.157	508.244	312.254	(3.800.527)	707.953
Taxes and social contributions		269.221	77.016	225.606	29.021		600.864
Allowance for Excess of Liabilities Over Assets in Investees	4.805.946					(4.805.946)	
Provision for contingencies		169.613	261.876	122.060	61,252		614.801
Onerous Contract			167.257		2.876		170.133
AFAC		346.357		77.115	89,975	(513.447)	
Other liabilities		434.648	2.878.215	129.564	121.317	(2,565,196)	978,548
Liabilities of the subsidiary associated with assets classified as held for sale	4.805.946	3.745.999	8.165.019	1.581.592	1.586.111	(12,253,997)	7,630,670

Affiliated Companies

In 2018, the Company sold approximately 55.42% of the common shares and 69.14% of the preferred shares of its equity interests in Energisa Mato Grosso S.A, allowing Eletrobras to receive the amount of BRL 276 million.

Auction of Energy Distribution Companies

According to the former 2018-2022 Business and Management Master Plan, the six distributors of Eletrobras, Companhia Energética do Piauí ("Cepisa"), Centrais Elétricas de Rondônia SA ("Ceron"), Boa Vista Energia SA ("Boa Vista Energia") and Companhia de Electricidade de Acre ("Eletroacre"), Companhia Energética de Alagoas ("CEAL") and Amazonas Distribuidora de Energia SA ("Amazonas Energia") were privatized through auctions held at B3 SA The Distributors Cepisa, Ceron, Boa Vista Energia and Eletroacre had their respective share control transfers signed in 2018 and were consolidated in the financial statements as of December 31, 2018, on a proportional basis, while the distributor CEAL had its transfer of control held on March 18, 2019. The distributor Amazonas Energia must have its respective transfer of control completed by April 15, 2019 as decided are of AGE 174ª.

Auction of SPE's

In September 2018, follwing a financial discipline approved by PDNG 2018-2022 of Eletrobras, there was a public sale auction session for the shareholdings of Eletrobras, and that od subsidiaries in SPE's. Overall, 71 participations in 18 lots were auctioned, with the following results:

☐ Lot C - Bidder Eólica Serra das Vacas Participações S.A. submitted a bid of BRL 66,7 million for the wind generation in the state of Pernambuco, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids.

☐ Lot F - Bidder J Malucelli Project Manager and Risk Analysis LTDA. submitted a bid of BRL 171,3 million for wind generation in the state of Rio Grande do Norte, representing goodwill of 0% on the minimum price of the indicated lot in the Call for Bids.

☐ Lot H - Bidder Brennand Energia S.A. submitted a bid of BRL 232,5 million for wind generation in the state of Bahia, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids.

☐ Lot I - Bidder Equatorial Energia S.A. submitted a bid of BRL 277,4 million for Transmission in the states of Tocantins and Goiás, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids. Lot J - Bidder Copel Geração e Transmissão S.A. submitted a bid of BRL 105,000,000.00 for the Transmission in the state of Paraná, representing goodwill of 20.35% over the minimum price of the lot indicated in the Call for Bids.

☐ Lot J - Copel Generation and Transmission S.A., offered a proposal of BRL 105 million for Transmission in the state of Paraná, representing goodwill of 20.35% over the minimum price of the lot indicated in the Invitation to Bid.

☐ Lot K - Bidder Alupar Investimento S.A. submitted a bid of BRL 109,5 million for the Transmission in the state of Mato Grosso, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids.

☐ Lot L - Bidder Taesa - Transmissora Aliança de Energia Elétrica S.A. submitted a bid of BRL 77,995,228.57 for the Transmission in the state of Mato Grosso, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids.

☐ Lot M - Bidder Alupar Investimento S.A. submitted a bid of BRL 78,3 million for the Transmission in the state of Minas Gerais, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids.

☐ Lot N - Bidder Taesa - Transmissora Aliança de Energia Elétrica S.A. submitted a bid of BRL 39,8 million for the Transmission in the states of Santa Catarina and Rio Grande do Sul, representing goodwill of 0% on the minimum price of the indicated lot in the Call for Bids.

☐ Lot O - Bidder Consórcio Olympus VI submitted a bid of BRL 94,8 million for the Transmission in the state of Mato Grosso, representing goodwill of 10% on the minimum price of the lot indicated in the Call for Bids.

☐ Lot P - Bidder Taesa - Transmissora Aliança de Energia Elétrica S.A. submitted a bid of BRL 43 million for the Transmission in the state of Minas Gerais, representing goodwill of 0% on the minimum price of the lot indicated in the Call for Bids.

Until the end of 2018, of the 71 auctioned SPE's, only the sale of the 49% interest in SPE Integração Transmissora de Energia S.A. (INTESA) was completed and transferred to Equatorial Energia S.A. This change accounted for a reduction of 340.55 km of transmission lines proportional to Eletrobras' interest in SPE's (695 km if the total leveraged with the project is considered) and about BRL 309 million entered the Eletrobras cash in 2018 . The remaining shares will be transferred in 2019, after regulatory authorizations and shareholders' preemptive rights.

The 45 lots that did not receive bids in the first auction should be offered for sale by Eletrobras in 2019. These are the lots related to wind generation in the states of Rio Grande do Sul, Piauí and Rio Grande do Norte, and lots Q and R referring to the transmission of electric energy in the states of Goiás, Amapá and Pará.

c. unusual events or operations

Combination of Business

In August 2018, Eletrosul transferred its equity interests in the Costa Oeste Transmissora de Energia SA (49%) and in Marumbi Transmissora de Energia SA (20%) to Companhia Paranaense de Energia (COPEL), receiving COPEL's stake in Transmissora Sul Brasilia de Energia SA - TSBE, 20%, corresponding to 20% of the voting capital. Before the exchange of shares, Eletrosul held 80% of the capital stock of TSBE, now, after the conclusion of the process, it took the entire stake, and, as a result, took control of the investee.

	August, 2018
	TSBE
Fair value of participation before business combination (80%)	253,233
(+) Stock *Swap*	56,375
(+) Advantageous purchase	6,932
Fair value at date of acquisition (100%)	316,540
Total investment value	**316,540**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	19,315
Bills to receive	7,025
Financial assets and concessions	575,135
Other accounts receivable	44,555
Financing and Loans	(196,895)
Debentures	(114,335)
Other	(18,260)
Total identifiable net assets	**316,540**

If the business combination were effective on January 1, 2018, the increase in net operating revenue and net income for the year would not have material impacts, as TSBE's net operating revenue in 2018 was BRL 46,076 and net income for the year ended on December 31, 2018 was BRL 2,440.

On December 28, 2017, three business combinations took place (Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A), whose effects are detailed below. The final fair values of the transactions were calculated based on the appraisal reports prepared by experts hired by the Company and approximate the book values. Following the transactions, the Company now holds 78% of the capital of Chuí Holding S/A, 78% of the capital of Santa Vitória do Palmar Holding S/A and 78% of Livramento Holding S/A.

	12/28/2017		
	Chuí Holding	Santa Vitória do Palmar	Livramento Holding
Fair value of participation before business combination	192,315	167,045	24,355
(+) Advance for future capital increase	207,124	192,443	6,126
(+) Stock Swap	(93,305)	182,079	1,717
(+) Advantageous purchase	-	33,335	-
Fair value at date of acquisition (78%)	306,134	574,902	32,197
Minority interest (22%)	86,345	162,152	9,081
Total Investment	**392,479**	**737,053**	**41,279**
Recognized amounts of identifiable assets acquired and liabilities assumed			
Cash and cash equivalents	61,103	145,618	4,319
Accounts receivable	10,892	31,515	1,809
Taxes recoverable	-	1,780	2,974
Other accounts receivable	595	954	80
Related funds	255	61,634	3,028
Intangible Assets	17,062	51,970	-
Property, land and equipment	664,997	1,662,943	151,221
Financing and loans	17,380	(943,751)	(42,059)
Accounts payable to suppliers	(327,528)	(35,708)	(7,233)
Debentures	-	(114,928)	-
Tax liabilities	(1,946)	(8,043)	(2,923)
Other bills to pay	(2,868)	(116,931)	(69,937)
Other	(47,463)	-	-
Total identifiable net assets	**392,479**	**737,053**	**41,279**

Regulatory Environment

Generation

The main regulatory event of 2018 was the closing of the public hearing 16/2017, targeted at arranging subsidies for the improvement of the regulation of the periodic revision of the Annual Generation Revenues - RAGs of the hydro power plants included in the scheme of physical security and power quotas, pursuant to Law no. 12783/2013. The result of this process was the publication of ANEEL Normative Resolution No. 818/2018, which enabled the incorporation of a portion of the generation revenues of the member plants, whose purpose is to enable improvements in these assets (GAG improvement), which resultted in the increase of level of revenues connected to such plants, according to Explanatory Note.

The ANEEL Public Consultation no. 04/2018, which proposed the intensification of the location downpayment of Transmission System Use Rates (TUST), received several contributions from Agents and Associations. In February 2019, the second stage of this query was opened, only to improve the Annual Allowed Revenue (RAP) used to calculate the TUST for generation plants.

The proposed amendment to ANEEL Normative Resolution No. 63/2004, which deals with utility penalties, was the subject of Public Hearing No. 77/2011. The subject is seen with attention by the industry, inasmuch as the disclosed draft, among other aspects, covers a increase of penalties, with the increase of fine amounts, the application of fines even for breaches of low offensiveness, and the increase of aggravating circumstances.

ANEEL opened Public Hearing No. 36/2018, whose purpose was to obtain subsidies and additional information to improve the proposal to amend the Normative Resolution - REN No. 684/2015, referring to the terms of renegotiation the hydrological risk of the Environment of Regulated Contracting (ACR) already executed. Contributions were received on the subject, but there was still no publication of results.

The sale of Amazonas Energia was considered completed by ANEEL in Dispatch no. 1,885/2018, with the attendance by the companies Amazonas Geração and Transmissão de Energia SA (Amazonas GT) and Amazonas Distribuição de Energia SA, of the requirement to send the documents cited in Article 3, Paragraph 2 of Authorizing Resolution No. 4,244, of July 16, 2013. On March 20, 2019, the transfer of the shareholding control of Amazonas Distribuidora de Energia SA ("Amazonas Energia") to Consórcio Oliveira Energia - ATEM, was approved by the Administrative Council of Economic Defense ("CADE").

Transmission

Homologating Resolution No. 2258/2017 established RAP's (Annual Allowed Revenue) for utilities for the public service of transmission of electrical energy for the cycle of 2018-2019 (07/01/2018 to 06/30/2019). In addition to inflation adjustment, the increase in RAPs was due to the start-up of authorized reinforcements and improvements. On December 31, 2018, the corporate RAP of Eletrobras Companies was approximately BRL 10,765 million, according to the following table, representing an aggregate of approximately BRL 103 million compared to 2017.

Summary – RAP 2018 Consolidation - Table 22

	In BRL		
Company	Law 12783 (O&M)	Out of Law 12783	Corporate RAP
Chesf	2,723,166,386.63	243,359,050.15	2,966,525,436.78
Eletronorte	1,446,507,740.70	493,557,870.16	1,940,065,610.86
Eletrosul	969,106.053.29	329,926,611.92	1,299,032,665.21
Furnas	4,285,516,361.23	225,429,429.15	4,510,945,790.38
Amazonas GT		48,503,012.06	48,503,012.06
Total	**9,424,296,541.85**	**1,340,775,973.44**	**10,765,072,515.29**

In 2018, there were Auctions No. 002/2018 and No. 004/2018, in which Eletrobras Companies did not participate. There were no changes in the Weighted Average Cost of Capital (WACC) calculation methodology of the auctions provided for in Tariff Adjustment Procedure (PRORET). However, the WACC of each lot in each auction varies according to the assumptions considered, as established in the methodology. In Auction No. 002/2018, the Actual Cost of Third Party Capital, a factor that makes up one of the parameters of WACC, was reduced from 8.07% to 7.13% per year. The Brazilian Development Bank (BNDES) maintained the proportion of eligible items at 80%. Therefore, the minimum capital ratio of each lot was 20%. In Auction No. 004/2018, the Real Cost of Third Party Capital was reduced to 6.94% per year. The IPCA considered was also reduced to 4.10% per year and the TJLP to 6.56% per year.

To increase the attractiveness of transmission auctions, ANEEL published three new resolutions:

- ANEEL Resolution No. 816/2018: criteria and procedures to be used in the periodic review process of Annual Allowed Revenue (RAPs), especially that related to the rules for calculation of the Regulatory Remuneration Base (BRR) and Other Revenues;
- Resolution ANEEL Normative nº 831/2018: methodology of calculation of the price ceiling of the RAPs of the auctions of transmission concession;
- ANEEL Resolution No. 841/2018: criteria for the entry into operation of Functions Transmission under the responsibility of Transmission Companies to be integrated into the National Interconnected System.

Through MME Ordinance No. 113/2018, Eletrobras was authorized to import, until December 31, 2018, in an exceptional and temporary manner, electricity from the Republic of Argentina through the Frequency Converter Stations Garabi I and II, up to 2,200 MW of power, and the Uruguaiana Frequency Converter, up to 50 MW of power, and associated associated electricity. The MME Ordinance No. 476/2018 authorized to continue the importation of electric energy from the Republic of Argentina and from Uruguay, from January 1, 2019 until December 31, 2022.

The Ordinance MME No. 466/2018,, the concession granted to Eletrosul declared, by means of the Concession Agreement of the Public Utility of Transmission of Electric Energy no. 01/2015-ANEEL. as a result of the termination of the concession related to Lot A of Auction No. 4/2014-

ANEEL, and a fine connected to the fulfillment of the contract of BRL 163.8 million, of which BRL 46 million in provisions were accrued in Eletrosul's third quarter 2018 orders.

Attention should also be drawn to the following Public Hearings of ANEEL, which had Eletrobras' participation:

Public Hearing No. 31/2018: Definition of the methodology for updating the Price Bank to be used in the processes of the transmission segment; Public Consultation No. 15/2017 Methodology and updating of the Regulatory Rate of Capital Spread (WACC) for the distribution, transmission, and generation segments;

Continuity of the Public Hearing no. 41/2017: Tariff Revision of the concessions extended). However, due to the complexity of the matter, the Agency decided to close the second phase and issued Homologating Resolution No. 2.408, which provisionally defined the RAP review of the transmission companies, and the final tariff review was postponed to 2019, but with effects retroactive to 2018.

10.4 – Significant changes in accounting practices – Reservations and emphases in the auditor's opinion

a. significant changes in accounting practices

Financial year ending as of December 31, 2018

The Company applied the standards of CPC 48 / IFRS 9 - Financial Instruments and (b) CPC 47 / IFRS 15 - Revenue from contracts with customers, on January 1, 2018 and did not extend the application to the requirements required by the standard for the comparative period presented since the Company adopted practical procedures foreseen in these standards regarding the non-restatement of comparative information.

(a) CPC 48/IFRS 9 – Financial Instruments

Classification and Measurement of financial assets

According to CPC 48/IFRS 9, there are three main classification categories for financial assets, namely: amortized cost (CA), Equity Instrument measured at Fair Value through other Comprehensive Income (VJORA) and Fair Value through Profit or Loss (VJR).

Such classification and measurement is based on two conditions: (i) the business model of the Company for the management of financial assets; and (ii) the contractual cash flow characteristics of said financial asset.

In short, the business models are divided into the three categories shown below:

	Model	Context
1	Keeping ikt to collect only contractual cash flows	Those which have the same characteristic of collection of contractual cash flows, composed only of principal and interest, and the objective to uphold this instrument until its maturity. Sales are incidental to this goal and are expected to be insignificant or infrequent.
2	Maintaining both the receipt of contractual cash flows and the sale of financial assets	Those that show as characteristic the collection of contractual cash flows of principal and interest and the sale of these assets, and whose objective is to sell them before their maturity.
3	Other Business Models for Financial Instruments	Those which do not fall under either of the two previous models.

The following accounting policies apply to the classification and measurement categories of financial assets, as defined below:

Rating and Measurement - CPC 48/IFRS 9	
Financial Assets at Amortized Cost	These assets are measured at amortized cost using the effective interest method and maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows. Their contractual terms generate, on a specific date, cash flows connected to the payment of principal and interest on principal. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are booked under the income statement. Any earnings or loss in elimination of booking is recorded under profit or loss.
Financial Assets Measured at VJR	These assets are measured at fair value, and the other are business models. Net income, including interest or dividend income, is booked in the profit or loss.
Debt Instruments at VJORA	These assets are measured at fair value and maintained within a business model whose objective is achieved by both the receipt of cash flows and the sale of financial assets and their contractual terms generate, on specific dates, cash flows which are connected to the payment of principal and interest on the principal. Interest income calculated using the actual interest method, foreign exchange gains and losses and impairment are booked under profit or loss. Other net profit or loss is booked in ORA.
Equity Instruments at VJORA	These assets are measured at fair value. Dividends are booked as a gain in profit or loss, unless the dividend represents a clear recovery of part of the investment cost. Other net income is booked in ORA and never reclassified to profit or loss.

The following table shows the original measurement categories under CPC 38/IAS 39, and the new measurement categories of CPC 48/IFRS 9 for each class of financial assets:

	CONSOLIDATED			
	Rating of CPC 38/IAS 39	Classification of CPC 48/IFRS 9	Balance on 12/31/2017	Balance on 01/01/2018
FINANCIAL ASSETS (Current / Noncurrent)			79.613.681	69,128,733
Cash and cash equivalents	Loans and Receivables	Fair Value by means of Profit or Loss	792.252	792.252
Customers	Loans and Receivables	Amortized Cost	5.124.744	5.124.744
Loans and financing	Loans and Receivables	Amortized Cost	10.266.851	10.266.851
Rights to Reimbursement	Loans and Receivables	Amortized Cost	8.076.826	8.076.826
Financial Assets - Transmission	Loans and Receivables	Amortized Cost	11,623,493	--
Financial Asset - Generation	Loans and Receivables	Amortized Cost	4,659,487	4,659,487
Financial Assets - Transmission (RBSE)	Loans and Receivables	Amortized Cost	38.238.015	-39,376,560
Financial Assets - Amounts Receivable in Installment A	Loans and Receivables	Amortized Cost	832,013	832,013
			331,588	331,588
Bonds and Securities	Held until maturity	Amortized Cost	331,588	331,588
			7.350.863	7.350.863
Bonds and Securities	Measured at Fair Value by means of the Income	Fair Value by means of Profit or Loss	6.924.632	6.924.632
Derivatives	Measured at Fair Value by means of the Income	Fair Value by means of Profit or Loss	426.231	426.231
			3.950.774	3.950.774
Investments (Equity Interest)	Available for sale	Fair Value by means of of other Income Results	1.418.659	1.418.659
Financial Assets - Distribution	Available for sale	Fair Value by means of Profit or Loss	2.532.115	2.532.115

(*) Transmission financial assets are accounted for as contract assets in accordance with CPC 47/IFRS 15, as described in item (b) of this note.

Impairment of financial assets

At each balance date, the Company assesses whether the financial assets accounted for at amortized cost and the debt securities measured by VJORA are undergoing recovery problems. A financial asset has "recovery problems" when one or more events with a detrimental impact on the estimated future cash flows of the financial asset occur.

The provision for losses on financial assets measured at amortized cost is deducted from the gross carrying amount of the assets. For debt securities measured to VJORA, the provision for losses is recorded in income and recognized in other comprehensive income.

The new model of impairment is applied to financial assets measured at amortized cost, contractual assets and debt instruments measured by VJORA, but is not applicable to investments in equity instruments.

Measurement of provisions for losses according to the following bases:

	CPC 48/IFRS 9
Debt Claim Losses Expected for 12 Months	Those deriving from possible events of default within 12 months after the base date
Expected Loss of Credit for a Lifetime	Those deriving from possible events of default along the expected life of a financial instrument.

The Company applied the simplified approach and calculated the expected loss, based on the expectation of default risk that occurs throughout the life of the financial instrument. It established a calculation matrix based on the loss rates estimated for each of the distributors' customer segment (residential, industrial, commercial, rural, and public sector), which have risk characteristics in common.

A financial asset is considered by the Company as a in default when:

- It is unlikely that the creditor fully pays its credit obligations for the Company, without resorting to actions such as the realization of bond (if any); or
- The financial asset is expired in accordance with current rules of the Company.

The initial adoption of CPC 48/IFRS 9 generated impacts on the distribution and transmission segments of the Eletrobras System in the amount of BRL 1,218,369, increasing the balance of retained earnings.

Hedge accounting

According to CPC 48/IFRS 9, when applying this pronouncement for hedge accounting for the first time, an entity may choose whether to continue applying the hedge accounting requirements of CPC 38/IAS 39 or else the requirements of this standard.

The Company opted to continue the hedge accounting requirements of CPC 38/IAS 39. Therefore, there is no impact on this item in the new standard.

(b) CPC 47/IFRS 15 – Revenues from Contracts with Customers

CPC 47/IFRS 15 establishes a new concept for revenue recognition, replacing CPC 30/IAS 18 Revenue, CPC 17/IAS 11 Construction Contracts and related interpretations.

The Company applied CPC 47/IFRS 15 using the cumulative effect method, with initial application as of January 1, 2018.

The the standard establishes applies a five-step model, which includes (1)contract identification, (2)performance obligation identification, (3)transaction price ascertainment, (4)transaction price allocation, and (5)revenue recognition to ascertain when to recognize revenue, and by what amount. The model specifies that revenue should be booked when an entity transfers control of goods or services to customers at the amount that the entity expects to be entitled to receiving. Depending on whether certain criteria are met, revenue is recognized:

- Over time, to reflect the performance of the entity in the best way possible; or
- At a point in time, when control of the goods or services is transferred to the customer.

The standard establishes that the Company may only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled in exchange for goods or services that will be transferred. Contracts executed with clients with long history of default, and that, for several reasons, have not had their energy supply discontinued, shall no longer have revenue booked. The transmission concession agreements were considered as contractual assets and recorded in accordance with CPC 47 / IFRS 15.

Revenue related to Energy Transmission Assets

Prior to the adoption of CPC 47/IFRS 15, the Company accounted for operating and maintenance revenue, construction revenue, and updating the rate of return-transmission as separate items and allocates the consideration (the annual allowable revenue (RAP) for each revenue type using his best judgment at the time.

In accordance with CPC 47/IFRS 15, the Company assessed that there are two performance obligations in the concession contracts for the transmission of electric energy, such as the construction of the necessary infrastructure for the transmission lines and the operation and maintenance of the availability.

Prior to the adoption of CPC 47/IFRS 15, the Company recognized financial assets under ICPC 01/IFRIC 12, even if the receipt of the total consideration was conditional on the performance of the services required to maintain the availability of the transmission grids.

In accordance with CPC 47 / IFRS 15, any consideration whose performance obligation has been executed and transferred to the client but is not yet due must be recognized as a contract asset. Therefore, after the adoption of CPC 47 / IFRS 15, the Company derecognised its transmission financial assets and new contract assets were recognized in the amounts of BRL 1,598,460 in current assets and BRL 12,513,811 in noncurrent assets. The difference between these balances was recorded in retained earnings in the amount of BRL 2,485,587, on January 1, 2018.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs its activities transferring goods or services to the customer before it pays the consideration or before payment is due, a contract asset is recognized for the consideration that is unconditional.

Revenue from the Program of Incentive to Alternative Sources of Electric energy (PROINFA)

Among other aspects, CPC 47 / IFRS 15 establishes guidelines different from CPC 30 / IAS 18 for situations where the entity should consider whether it acts as principal or agent, i.e. when other parties are involved in the supply of goods or services to the customer of an entity, this should necessarily check if its performance obligation (the contract) is to provide the good or service directly (principal) or arrange for another party to provide the good or service (agent).

In the relationship established between Eletrobras and PROINFA's agents/suppliers, the Company concludes that the suppliers control the energy they generate or have the capacity to generate and directly transfer energy control to consumers without significant interference from Eletrobras. Therefore, in this case, Eletrobras is not in a position to determine or interrupt the power supply, unless the supplier does not comply with the accreditation conditions established by the regulation that created PROINFA. Accordingly, based on the requirements contained in CPC 47/IFRS 15, the Company concluded that it acts as an agent, since it does not obtain control of the goods or services that are subsequently sold to the consumer, as presented above, thus Eletrobras' role, considering the conceptual changes in the "risks and benefits" model of the standard CPC 30/IAS 18, mainly the disregard of credit risk and the less emphasis

on the responsibility of Eletrobras for the acceptance regarding the energy source generated and the qualification of the accredited supplier, as from January 1, 2018, the revenues, costs and financial revenues of these operations are being presented net in the same line in the income statement.

In accordance with the transitional provisions of CPC 47/IFRS 15, the Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings.

The table below summarizes the impacts, net of taxes, of the adoption of CPC 47/IFRS 15 and CPC 48/IFRS 9 on retained earnings as of January 1, 2018:

	Adoption CPC 47 / IFRS 15 and CPC 48 / IFRS 9		
ASSETS	**12/31/2017**	**Adjustments**	**01/01/2018**
Contractual Asset Transmission	-	13,748,933	13,748,933
Financial assets - Concessions and Itaipu	57,885,123	(10,284,275)	47,600,848
PCLD Clients	600,835	79,824	680,659
Other	114,489,401	-	114,489,401
ASSETS TOTAL	**172,975,359**	**3,544,482**	**176,519,841**
LIABILITIES			
Financial assets - Concessions and Itaipu	8,901,931	1,016,813	9,918,744
Other	121,320,896	-	121,320,896
LIABILITIES TOTAL	**130,222,827**	**1,016,813**	**131,239,640**
Accumulated profits	-	2,527,669	2,527,669
Other	42,752,532	-	42,752,532
SHAREHOLDERS EQUITY TOTAL	**42,752,532**	**2,527,669**	**45,280,201**

New standards without material effects on the consolidated financial statements

In the current fiscal period, the Company applied several changes and new interpretations of the IFRSs and to the CPCs issued by the ASB and by the CPC, respectively, which entered mandatorily into effect for the year beginning on January 1, 2018. These changes and annual improvements have not had material effects on the consolidated financial statements and are described below:

Revision IFRS 10/CPC 36 (R3) - Consolidated Statements and IAS 28/CPC 18 (R2) - Investments in Affiliate, Subsidiary and jointly Controlled Enterprise

Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business. The IASB update is only to make it clear that this choice should be made separately, for each associate or joint ventures at fair value, through the result. Applicable for annual periods starting on or after January 1, 2018:

Changes of ICPC 21/IFRIC 22 – Transaction in Foreign Currency and Advance

This interpretation assists in determining the transaction date when it occurs in foreign currency. Addressing how the "transaction date" should be defined in order to determine the exchange rate at the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of assets or non-monetary liabilities. Applicable for annual periods starting on or after January 1, 2018:

New Unapplicable Standards and Interpretation

a) IFRS 16/CPC 06 – Leases

The CPC 06(R2)/IFRS 16 will replace existing leasing standards, including CPC 6 (R1)/(IAS 17) Leasing Operations and ICPC 3 (that opens IFRIC 4, SIC 15 and SIC 27) Complementary Aspects of Leasing Operations. The new abovementioned standard distinguishes between lease contracts and service contracts when an identified asset is controlled by a customer.

CPC 06(R2)/IFRS 16 introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

The Company through its subsidiaries, acts as a lessee currently recognizes a line operating lease expense over the lease term, and recognizes assets and liabilities to the extent that there was a time difference between actual lease payments and recognized expenses.

The Company will recognize, as from the adoption of the new standard, new assets related to the right to use leased assets and liabilities for its operating leases. The nature of the expenses related to those leases will change because the Company will recognize an expense or cost of depreciation of right of use assets and interest expense on lease obligations, in a total amount different from that currently presented in lease expenses, impacting gross income, the operating result before the financial result, the net income for the year and other sub-totals of the income statement.

The Company is currently in the process of implementing this standard and evaluating the impact that the initial application of CPC 06 (R2) / IFRS 16 will have on the individual and consolidated financial statements. The Company is identifying the leasing contracts, ascertaining whether it holds the unconditional right to obtain substantially all the economic benefits of using the assets, and analyzing the applicable discount rates for the asset groups identified. To date, the Company has identified approximately 318 leasing contracts that are mostly related to leases of real estate for administrative use, vehicles and some office equipment.

Transition

As a lessee, the Company may apply a transition regime to adopt the standard using one: (i) retrospective approach; or (ii) modified retrospective approach with optional practical dossiers.

The Company intends to apply CPC 06 (R2) / IFRS 16 initially on January 1, 2019, using the modified retrospective approach, initially applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings without restatement of the information comparatives.

The Company intends to apply the practical strategy that allows non-application of the new CPC 06 (R2)/IFRS 16 standard for contracts that were not previously classified as leasing according to the former standard CPC 06 (R1)/IAS 17. For lease contracts previously classified as operating leases (in accordance with the previous standard - CPC 06 (R1)/ IAS 17), assets and liabilities will be recognized at the date of initial application in accordance with CPC 06 (R2)/IFRS 16, considering:

The liability measured at the present value of the remaining lease payments discounted using the incremental loan rate of the lessee, considering a transaction of value, term, guarantees and other similar characteristics and;

The asset measured at the amount equivalent to the lease liability adjusted by the amount of any prepaid or accumulated lease payments related to that lease that was recognized in the balance sheet immediately before the date of the initial application

The Company also intends to apply exemptions for short-term leases, leases for which the lease term ends within 12 months of the initial application date, and for items whose underlying asset is of low value, including small office furniture items, telephones and computers.

Additionally, the Company intends to adopt a single discount rate on the lease portfolio with fairly similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

Leases previously classified as financial leases

As the Company opted for the transition to this standard by the modified retrospective approach, for leases previously classified as financial leases, the Company will continue to record the right of use and lease liability at the amount currently recorded and registered as described in note 22.5.

Changes in ICPC 22 - *Incerteza sobre Tratamento de Tributos sobre o Lucro* (IFRIC 23 - Uncertainty over Income Tax Treatments)

This Interpretation clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about the treatment of income tax on profit. The Interpretation requires that the Company: (1) determine whether uncertain tax positions are assessed separately or as a group; and (2) assess whether it is likely that the tax authority will accept the use of uncertain tax treatment, or proposed use by the Company. If so, the entity should determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of the uncertainty in determining its tax and accounting position. The Company is evaluating the impacts of adopting this new standard, considering that it will adopt the modified retrospective method upon its adoption.

Financial year ending as of December 31, 2017

The International Accounting Standards Board (IASB) has published or amended the following accounting pronouncements, guidelines or interpretations, which should be adopted in subsequent periods (the company will not adopt in advance):

IFRS 9/CPC 48 - Financial Instruments

IFRS 9/CPC 48 addresses the rating, measurement and recording of financial assets and financial liabilities. The main changes that this statement brings are:

i. New criteria for rating of financial assets;
ii. New model of impairment for financial assets, based on expected losses, replacing the current model of losses incurred; and
iii. Change of the requirements for adoption of hedge accounting.

- Financial assets

IFRS 9/CPC 48 has a new approach to classifying and measuring financial assets that reflect the business model in which assets are managed and their cash flow characteristics.

Instruments maintained according to a business model whose purpose is to receive contractual cash flows and which have such flows referring exclusively to payments of principal and interests generally measured at amortized cost.

Those that are maintained within a business model whose objective is achieved both by receiving contractual cash flows and by the sale of financial assets and having contractual terms that establish only of payments of principal and interest on the remaining principal, are generally measured at "fair value recognized through other comprehensive income" (FVTOCI).

All other debt instruments and investments in equity securities are measured at fair value at the end of subsequent accounting periods.

The Company is evaluating and documenting the business models for its financial assets, disclosed in note 46. Based on its preliminary assessment, the Company does not consider that the new rating requirements will have a significant impact on the accounting of its financial assets.

Financial assets coming fro Concession Agreement:

According to ICPC 1, utility infrastructures are not recognized by the utility as property, plant and equipment, since it is considered that the operator does not control such assets, being recognized according to one between the two (intangible assets and/or financial assets), the accounting models, depending on the type of commitment of the remuneration of the operator assumed by the granting authority under the contract.

In the Company's transmission segment, the Company considers that it is not exposed to demand risks and that revenue is derived based on the availability of the transmission line, and therefore, all infrastructure was recorded as a financial asset.

For all Company's segments, the financial asset also includes the indemnification that will be made based on the portions of the investments connected to reversible assets, not yet amortized or depreciated, that have been realized with the objective of guaranteeing the continuity and current of the service granted.

In accordance with IFRS 9/CPC 48, the Company evaluated that the financial asset derived from the unconditional right to receive cash during the asset's operation, currently classified as loans and receivables, will continue to be measured at amortized cost.

The company is evaluating changes in the measurement of the portion of the financial asset that will be realized through indemnification to fair value through profit or loss. No material impacts are expected from this change.

- Impairment - Financial Assets

In relation to impairment of financial assets, IFRS 9/CPC 48 requires the expected loss model of financial assets, unlike the loss model incurred in IAS 39/CPC 38. The expected loss model requires the company to record the expectation of losses on financial assets from its initial recognition. In other words, it is no longer necessary for the event to occur before the credit loss is recognized.

The new expected loss model will be applied to financial assets measured at amortized cost or to FVTOCI, with the exception of investments in equity instruments.

In accordance with IFRS 9/CPC 48, provisions for expected losses will be measured on one of the following bases:

- Credit losses expected for 12 months, that is, credit losses that result from possible delinquency events within 12 months after the base date; and

- Expected long-term credit losses, that is, credit losses that result from all possible delinquency events over the expected life of a financial instrument. This is one of the models to be followed in the case of financial instruments that do not contain a significant financing component, such as the Company's financial assets.

The Company expects that the application of the expected credit loss model contained in IFRS 9/CPC 48 will result in early recognition of certain credit losses, as well as requiring the Company to review its current provisioning policies. However, until now, the Company has not yet completed the measurement of the possible impact of this change.

- Financial liabilities

The Company does not expect to designate financial liabilities as fair value through income. Therefore, material impacts connected to the rating of financial liabilities are not expected when adopting IFRS 9/CPC 48.

- Hedge accounting

The new general requirements for Hedge accounting maintained the three types of accounting mechanisms present in IAS 39/CPC 38 (cash flow hedge, fair value hedge and net investment hedge abroad). IFRS 9/CPC48 provides greater relaxation for which types of transactions are eligible for hedge accounting, especially by expanding on the types of instruments that qualify

as a hedging instrument and the types of risk components of non-financial items eligible for hedge accounting. hedge Additionally, the effectiveness test was reviewed, no longer requiring retrospective evaluation, and replaced by the principle of "economic relationship", as well as eliminating the need to evaluate an effectiveness in the range of 80% to 125%. Also, improvements were made to disclosure requirements of the Company's risk management.

The Company does not expect material impacts on the transactions currently referred to as hedge accounting, disclosed in a note to the financial statements of 2017, as the Company intends to maintain the current hedge accounting policy, as allowed by IFRS 9/CPC 48.

- Disclosures

IFRS 9 requires new disclosures, notably expected credit risk and credit losses, hedge accounting and measurement of financial assets and liabilities. The Company is conducting an analysis to identify possible changes in the current processes as a result of these new standards and will work on the implementation of changes in its systems and controls to meet them in the financial statements as of the period of its adoption.

- Transition

The Company will adopt the exemption that allows not to restate comparative information from prior periods arising from changes in the rating and measurement of financial instruments (including expected credit losses).

The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9/CPC 48 will be recognized in shareholders' equity on January 1, 2018.

IFRS 15/CPC 47 - Revenues from contracts with customers

IFRS 15/CPC 47 will replace current revenue recognition guidance in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) - Construction Contracts and related interpretations when it becomes effective.

The fundamental principles of IFRS 15/CPC 47 are that an entity should recognize revenue to represent the transfer or promise of goods or services to customers in the amount that reflects its consideration of what amount it expects to be able to exchange for those goods or services. Specifically, the standard introduces a 5 step model for recipe recognition:

1. Identify the contract (s) with the customer.
2. Identify the performance obligations defined in the contract.
3. Determine the price of the transaction.
4. Allocate the price of the transaction to the performance obligations provided in the contract.
5. Recognize revenue when (or as) the entity meets each performance obligation.

Under IFRS 15/CPC 47, the entity recognizes revenue when the "control" of the goods or services of a given transaction is transferred to the customer.

The Company earns revenues mainly from the following sources:

a) Supply and provision of electric energy (generation and distribution)

The Company recognizes revenue at the fair value of the consideration receivable at the time the supplied energy is provided, by multiplying the billed consumption measured by the current tariff, in addition to recognizing the unbilled revenue through an estimate, corresponding to the energy consumption measured on the date of the last reading and the end of the period of the financial statements.

In accordance with IFRS 15/CPC 47, the Company may only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled. In assessing whether the possibility of receiving the consideration is probable, consideration should be given only to the capacity and intention of the client to pay this amount. Thus, contracts entered into with clients that have a long history of default and that for various reasons are not with the power supply suspended, may not have their respective

revenues recognized at the time of billing (since the receipt of the counterpart is not probable) and yes at the moment of actual receipt. The Company is evaluating if any of its clients are in this situation and expects that any impacts, if any, will not be relevant to the consolidated financial statements.

Regarding the supply revenue of the distribution segment, ANEEL evaluates the quality of service offered to consumers. The quality of services provided includes the evaluation of the duration and frequency of interruptions in the supply of electricity. Of particular importance in the service quality aspect are the collective continuity indicators, DEC and FEC, and the individual continuity indicators DIC, FIC and DMIC. Once the individual indicators have not been met, the Company is obligated to reimburse customers, through a discount on the monthly energy consumption bill. These penalties are currently accounted for as operating expense. Accordingly, the Company will reclassify the amounts reimbursed for noncompliance with the individual indicators for its supply revenues about BRL 15.5 million, based on values of 2017, reducing the net amounts of revenues disclosed in the financial statements, due to their nature of discount. As for the collective indicators, because they have a fine nature to be collected by the Company, these will continue to be treated as an operating expense.

b) Sale of Energy Trading Chamber – CCEE

The Company recognizes revenue at the fair value of the consideration receivable at the time the surplus energy is traded within the scope of CCEE. The consideration corresponds to the multiplication of the amount of energy sold to the system by the Settlement Price of Differences (PLD). Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this income in its financial statements.

c) Revenue for the availability of the power grid

This revenue is made up by the service of distribution of the distribution network and remunerates the Company for the provision of the service to the final consumer, which comprises captive and free consumers, based on the collection of a tariff approved by ANEEL. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this category of income in its financial statements.

d) Amounts receivable from installment A and other financial items

Corresponds to changes in costs connected to energy purchase and regulatory charges, occurring in the period between tariff readjustments and/or periodic revisions, in order to allow greater neutrality in the transfer of these variations to tariffs. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on this income in its financial statements.

e) Revenue from construction of concession infrastructure

This revenue is constituted by investments in infrastructure, with the purpose of maintaining the operation until the end of the concession contract. The Company is remunerated primarily for the improvement of the infrastructure to provide electricity transmission and distribution services. The construction margin adopted is equal to zero, since all construction revenue is related to the construction of infrastructure, so that in the exploitation of this infrastructure, the revenues from the core business are obtained. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

f) Revenue from Operation and Maintenance

Corresponds to a percentage of annual revenues allowed - RAP, which is monthly informed by the ONS and intended for the remuneration of the operation and maintenance services, in order to avoid the interruption of the availability of the facilities. The Company recognizes revenue at the fair value of the consideration receivable at the time RAP's billing is informed. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

g) Other Revenues

The Company has other sources of revenue from activities connected to the public service concession, which may be inherent to its segments or revenues from ancillary activities, as described in note 39. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

• Transition

The Company will adopt IFRS 15/CPC 47 using the cumulative effect method, with initial application of the standard at the initial date (ie, January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15/CPC 47 to the comparative period presented.

IFRS 16/CPC 06 - Leases

IFRS 16 replaces existing leasing standards, including CPC 06 (IAS 17) Leasing Operations and ICPC 03 (IFRIC 4, SIC 15 and SIC 27) Complementary Aspects of Leasing Operations. The abovementioned standard distinguishes between lease contracts and service contracts when an identified asset is controlled by a customer.

It introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

The Company has contracts that would fall within the scope of this new standard and the analysis of the impacts of the adoption of this pronouncement regarding the transition to the recognition of the right to use the assets in exchange for an obligation has not yet been completed due to the complexity of the new and the number of contracts that could fall within the scope of this standard. Accordingly, it was not possible to estimate the impacts on the Company's consolidated financial statements.

• Transition

As a lessee, the Company may apply the standard using one: (i) retrospective approach; or (ii) modified retrospective approach with optional practical dossiers.

The Company intends to apply IFRS 16 initially on January 1, 2019, using the second approach. Therefore, the lessee may choose, for each lease, a series of practical expedients will be applied in the transition. Eletrobras is evaluating the potential impact of these files.

- Review of IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2)

Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business. The IASB update is only to make it clear that this choice should be made separately, for each associate or joint ventures at fair value, through the result. Applicable for annual periods starting on or after January 1, 2018:

- Changes to IFRS 2

Clarifies that the effects of vesting conditions on the measurement of a stock-based payment transaction settled in cash; the rating of a stock-based payment transaction with settlement characteristics by the net amount for tax withholding tax obligations; and accounting treatment when a change in the terms and conditions of an equity-based payment transaction changes its cash settlement rating for share liquidation. Applicable for annual periods starting on or after January 1, 2018:

- Changes to IAS 40/CPC 28

Clarifies the requirements regarding transfers of or investment properties, reflecting situations in which a sale or contribution of assets occurs between an investor and its affiliate or joint venture. Applicable for annual periods beginning on or after July 1, 2018.

- Changes to ICPC 01/IFRIC 22

This interpretation assists in determining the transaction date when it occurs in foreign currency. Addressing how the "transaction date" should be defined in order to determine the exchange rate at the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of assets or non-monetary liabilities. Applicable for annual periods starting on or after January 1, 2018:

- Changes to IFRIC 23

This interpretation comprehends the ascertainment of taxable profit (tax loss), tax bases, tax loss and tax liabilities not used, as well as rates, connected to the tax treatment in accordance with IAS 12 – Income Taxes. It specifically considers: (i) whether tax treatment should be considered collectively; (ii) the assumption that the tax authorities have the right to examine any amount reported; (iii) ascertainment of taxable profit (tax loss), tax bases, tax losses and unused tax credits and taxes; and (iv) effect of changes in facts and circumstances. Applicable for annual periods beginning on or after January 1, 2019.

- Changes to IFRS 1 and IAS 28

Cycle of annual improvements for IFRS 2014-2016. Applicable for annual periods starting on or after January 1, 2018:

Financial year ending as of December 31, 2016

In the current fiscal period, the Company applied various amendments and new interpretations of the IFRSs and to the CPCs issued by the ASB and by the CPC, which enter mandatorily into effect for the accounting periods beginning on January 1, 2016. These changes and annual improvements have not had material effects on the consolidated financial statements and are described below:

Revision IAS 16/CPC 27 and IAS 38/CPC 04 (R1) - the amendment is intended to include information on the concept of future expectation of reduction in selling price and clarify the depreciation method based on the revenue generated by an activity .

Revision IFRS 11/CPC 19 (R2) - The amendment requires the acquirer of a joint venture participation that constitutes a business, as defined in IFRS 3/CPC 15 (R1), to apply the principles of IFRS 3, except those that enter in conflict with IFRS 11. A joint venture also requires disclosure of the relevant information required by IFRS 3 and other business combination standards.

IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2) - Clarifies that in a transaction between investor and associate or joint venture, recognition of the gain or loss depends on whether the assets sold or contributed constitute a business.

IAS Revision 1/CPC 26 (R1) – Clarifications concerning the decision process for disclosures of Financial Statements. The changes to IAS 1/CPC26 offer guidelines in relation to the application of the concept of materiality in practice.

In addition to this, in 2016 the improvements become effective relating to the annual revision of the 2012 – 2014 fiscal periods of the following standards: IFRS 5 (CPC 31) - Noncurrent assets held for sale and discontinued operations, IFRS 7 (CPC 40) - Financial instruments: Evidence, IAS 19 (CPC 33) – Employee Benefits and IAS 34 – Intermediate Financial Statements.

b) significant effects of changes in accounting practices

The Company adopted standards (a) CPC 48/IFRS 9 - Financial Instruments and (b) CPC 47/IFRS 15 - Revenue from contracts with customers, on January 1, 2018 and did not extend the application to the requirements required by the standard for comparative period presented since the Company adopted practical procedures foreseen in these standards regarding this non-restatement of the comparative information.

The table below summarizes the impacts, net of taxes, of the adoption of CPC 47 / IFRS 15 and CPC 48 / IFRS 9 on retained earnings as of January 1, 2018:

	Adoption CPC 47 / IFRS 15 and CPC 48 / IFRS 9		
ASSETS	**12/31/2017**	**Adjustments**	**01/01/2018**
Contractual Asset Transmission	-	13,748,933	13,748,933
Financial assets - Concessions and Itaipu	57,885,123	(10,284,275)	47,600,848
PCLD Clients	600,835	79,824	680,659
Other	114,489,401	-	114,489,401
ASSETS TOTAL	**172,975,359**	**3,544,482**	**176,519,841**
LIABILITIES			
Financial assets - Concessions and Itaipu	8,901,931	1,016,813	9,918,744
Other	121,320,896	-	121,320,896
LIABILITIES TOTAL	**130,222,827**	**1,016,813**	**131,239,640**
Accumulated profits	-	2,527,669	2,527,669
Other	42,752,532	-	42,752,532
SHAREHOLDERS EQUITY TOTAL	**42,752,532**	**2,527,669**	**45,280,201**

c) caveats & emphasis present in auditor's report

Financial year ending as of December 31, 2018

Emphasis

As mentioned in Explanatory Notes 14 and 33 to the individual and consolidated financial statements, the subsidiary Amazonas Geração e Transmissão de Energia SA presents continuous losses on its operations, overdraft liabilities and negative working capital, the subsidiary Eletrobras Termonuclear SA (Eletronuclear) presents and the jointly-controlled subsidiaries Madeira Energia SA, Norte Energia SA, ESBR Participações SA and Teles Pires Participações SA have a significant negative working capital as of December 31, 2018.

As described in Notes 1 and 46 to the individual and consolidated financial statements, the subsidiary Amazonas Distribuidora had its privatization auction carried out on December 10, 2018. The Company expects that the effective sale of this distributor will be concluded with the signing of the agreement of stock purchase and sale, according to the schedule established in the privatization auction.

The operational continuity of the aforementioned subsidiaries and jointly-controlled subsidiaries depends on the maintenance of financial support by third parties, the Company and/or other shareholders and/or the accomplishment of the aforementioned privatization process. Our opinion is not limited to these matters.

The Company maintains investments in the controlled companies and SPEs mentioned in the above emphasis, which have been investing significant amounts. These investments, according to the investees' estimates, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have values of realizable assets adjusted by impairment provisions.

Financial year ending as of December 31, 2017:

Emphasis
Operating continuance of subsidiaries and affiliates

"As referred to in Explanatory Note 15 to the individual and consolidated statements, the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency, and the controlled investees jointly, including Madeira Energia S.A., Norte Energia S.A., and Teles Pires Participações S.A., posted a relevant negative working capital on December 31, 2017.

As described in Note 2 to the individual and consolidated financial statements, by decision of the 170th Eletrobras Special Shareholders' Meeting (EGM) on February 8, 2018, the sale of the shares held by Eletrobras of the energy distributors Companhia Energética do Piauí (CEPISA) was approved; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia SA - AmD, in a privatization auction associated with the granting of a new concession by the Granting Authority, including the assumption of debts of these subsidiaries and/or the conversion of debts into a capital increase by Eletrobras until July 31, 2018 , as well as the fulfillment of certain previous conditions in relation to CEAL and AmD. The 170th. AGE further resolved to dissolve and liquidate the respective Distributor(s) in the case of noncompliance with the requirements for privatization until the term established by the said AGE, which should also occur according to the 169th. Eletrobras AGE, if it is not guaranteed by ANEEL and/or by the Granting Authority, the right to provide distribution services, on a temporary basis, until the effective transfer of controlling interest limited to July 31, 2018, for an appropriate compensation.

The operating continuation of the subsidiaries and affiliates referred to above depends on the maintenance of the financial support by third party, the Company and/or the other shareholders and/or the sucess of the auction of return to private sector. Our opinion is not limited to these matters. "

The Independent Auditor's Opinion contains no caveat in relation to this matter.

As referred to in the Financial Statements of the accounting year ending on December 31, 2017, the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency.

The operational continuity of the said companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

Regarding the Distribution Companies, it should be noted that, on February 8, 2018, the 170th Special Shareholders' Meeting ("170th AGE") approved the sale of the subsidiaries of shares owned by Eletrobras of the energy distribution companies Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. - Amazonas Energia, in which they were classified as Assets Held for Sale, except for CEAL and Amazonas Energia, which were classified as discontinued operations.

If the aforementioned distribution companies' auction is not carried out within the period established at the 169th Special Shareholders' Meeting ("169th AGE"), on July 31, 2018, they will be settled, as approved in the meeting.

For Distributors classified as Assets held for sale, we understand that their continuity is related to the success or failure of the privatization auctions to be performed by the Company. Eletrobras is making every effort to maintain the schedule and carry out the activities necessary to accomplish their sale.

The Distribution Companies classified as discontinued operations, present their sale connected to the requirements, the return to private sector of Amazonas Energia and the execution and judicial approval of an agreement regarding the payment of salary differences arising from CEAL's Bresser Plan, as well as to the success or failure of the auctions of to be performed by the Company. Eletrobras is making every effort to maintain the schedule and carry out the activities necessary to accomplish their sale.

Financial year ending as of December 31, 2016

Emphasis

Operating continuance of subsidiaries and affiliates

"As referred to in Note 15, the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency, and the affiliates Belo Monte Transmissora de Energia S.A., ESBR Participações S.A., Norte Energia S.A., Mata de Santa Genebra Transmissão S.A, and Teles Pires Participações S.A. recorded relevant negative working capital on December 31, 2016. The operating continuation of the subsidiaries and affiliates referred to above depend on the maintenance of the financial support by third party, the Company and/or the other shareholders.
As described in Note 2 of the 165th Special Shareholders' Meeting, the Company resolved, on July 22, 2016, not to extend the concessions of utility subsidiaries Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, in addition to the transfer of the controlling interest of these utilities, until December 31st, 2017, provided that, until the transfer of the utility to the new controller, the utility receives directly from the Federal Government or by means of the tariff, all the resources and remuneration required to operate, maintain and make investments that are connected to the public services of the respective utility, maintaining their economic and financial balance, without any contribution of any kind, by Eletrobras, and the measures for their liquidation would otherwise be applied. Our opinion is not limited to these matters. "

The Independent Auditor's Opinion contains no caveat in relation to this matter.

As referred to in the Financial Statements of the accounting year ending on December 31, 2016, the subsidiaries in the energy distribution segment, as well as the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency, and the SPE's Belo Monte Transmissora de Energia S.A., ESBR Participações S.A., Norte Energia S.A., Mata de Santa Genebra Transmissão S.A, and Teles Pires Participações S.A., wherein Eletrobras holds a direct or indirect shareholding by means of its subsidiaries, recorded relevant negative working capital on December 31, 2016.

The Company maintains investments in the controlled companies and SPEs referred to in the above emphasis, which have been investing significant amounts. These investments, according to the investees' estimates, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have values of realizable assets adjusted by impairment provisions.

The operational continuity of the said companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

With respect to the Distributors, it should be noted that in July 2016, upon decision of the 165th AGE, the following subsidiaries did not have their concessions renewed: Companhia Energética Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A –CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. They should be privatized until December 31, 2017, under the terms of the Provisional Presidential Decree No. 735/2016, converted into Law No. 13360/2016, under the penalty of the respective liquidations. This decision is included in PDNG 2017-2021. In relation to CGTEE and Eletronuclear, under the PDNG 2017-2021, the Company is undertaking actions to reduce costs, improve operational efficiency and improve the capital structure.

10.5 – The officers are expected to appoint and comment on critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the administration on matters of uncertainty relevant to the description of the financial situation and results, such estimates which require subjective or complex judgments, such as in the case of: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of noncurrent assets, pension plans, adjustments for foreign currency conversion, environmental recovery costs, criteria for impairment testing of assets and financial instruments.

In the application of accounting policies, the Company's Management should make judgments and formulate estimates in relation to the accounting values of incomes, expenses, assets and liabilities, as well as disclosures in the explanatory notes, at the base date of the financial statements, when these are not easily arranged from other sources. The estimates and respective premises are based on historical experience and other factors considered relevant. The estimates and underlying premises are continuously revised. The effects resulting from the revisions of the accounting estimates are recognized in the period in which they are revised, if the revision only affects the current period, or also in subsequent periods, if the revision affects current and future periods.

Even if these estimates and premises are permanently monitored and revised by the Company's Management and its subsidiaries, their effect on the accounting value of incomes, expenses, assets and liabilities is inherently uncertain, since they stem from the use of judgment.

Below are found the main assumptions for the accounting estimates assessed as most critical by the Administration of the Company and of its subsidiaries, with respect to the future and other primary sources of uncertainty used that could lead to significant adjustments in the book values of assets and liabilities in future periods:

Deferred Assets and Liabilities

Estimates for taxable earnings (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings may be greater or less than the estimated used by the Administration when determining whether or not there is a need to record the amount of the deferred tax asset.

Provision for impairment of long-lived assets

The Administration of the Company adopts variables and assumptions for impairment testing of long-term assets, to determine the recoverable value of assets and record impairment losses when necessary. Our managers make judgments, based on historical experience in asset management, asset pool or cash-generating unit. Such judgments may not occur in the future, including estimated economic useful lives. At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets connected to public electricity concessions, which may vary as a result of the periodic analysis of the useful life of the assets. In addition to this, the useful life is limited to the concession term only for operations within the scope of ICPC 01/IFRIC 12.

Various inherently uncertain events also impact the determining of the variables and assumptions used by the Administration of the Company and of its subsidiaries when calculating discounted future cash flows for the purpose of recognizing the recoverable value of long-term assets. These events include: the maintaining of levels of electricity consumption; rate of economic growth in the country; available of water resources; as well as those inherent to the termination of concession periods for electricity utilities, particularly regarding the value of reversal at the end of the concession period. At this point, it was adopted the premise that the indemnity is contractually envisaged, when applicable, by the new replacement value (VNR), for generation and transmission, and by the value of the regulatory remuneration base (BRR) for distribution. These are the bases used to ascertain the expected amounts of indemnification at the end of the electricity generation, transmission, and distribution concession periods. Another significant variable is the discount rate used in discounting cash flows.

During the 2015 accounting year, the subsidiary Eletronuclear decided to change the expected synergy percentage used to measure impairment of the Angra 3 Power Plant. This change is prospective and is intended to improve the financial information used in the assumptions adopted to calculate impairment of the permanent assets from Angra 3.

Basis of ascertainment of indemnification by the granting authority over concessions

Law No. 12.783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for calculating amounts of indemnification by the authority granting concession for utility concessions. For concessions not yet extended, the Company adopts the assumption

that the assets can be reversed at the end of the concession agreements. Following this assumption, for the concessions already extended, amounts receivable from the granting authority connected to the Basic Network of the Existing System (RBSE) were retained, to the investments made after the basic design of the plants and transmission lines (modernization and improvements) and to the assets thermal generation. These amounts are subject to homologation by ANEEL. The Company adopted the new replacement value ("VNR") as a means of calculating the amount to be indemnified by the Authority Granting Concession for the portion of generation and transmission assets not fully depreciated by the end of the concession. For the distribution assets, the Regulatory Yield Base – BRR was defined for such measurement.

Useful life of property, plant and equipment

The Management of the Company uses the criteria defined in ANEEL Resolution No. 367 of June 2, 2009 when determining the estimated useful life of permanent assets, limited to the concession period, as they are understood to adequately represent useful life.

Provision for asset demobilization

The Company recognizes a provision for obligations with the deactivation of assets connected to its thermonuclear plants. In order to determine the value of the provision, assumptions and estimates are made in relation to the discount rates, the estimated cost for the deactivation and removal of the entire plant from the site and the expected time of said costs. The estimate of the costs is based on the legal and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of useful life.

Actuarial Obligations

The recorded actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant (AT-2000 table), average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books.

Provision for labor, tax and civil risks – ICMS

Provisions for labor, tax, and civil risks, where applicable, are established for risks with expectation of probable loss, based on the assessment of the Administration and of the internal and external legal advisors of the Company. The provisioned amounts are recorded based on the cost estimates of the outcomes of said contingencies. Contingent risks with possible expectation of loss are disclosed by Management, and no provision is recorded. This assessment is supported by the judgment of the Administration, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings delivered, the history of any agreements and decisions, the experience of the Administration and its legal advisors, as well as other applicable aspects.

Provision for Doubtful Debtors - PCLD

The Company records a provision on accounts receivable and loans granted that management understands there is uncertainty about the receipt. The PCLD for customers is calculated based on receivables more than 90 days past due for residential class consumers, 180 days past due for commercial class consumers, and 360 days past due for industrial, rural, government, and utility class consumers. The Company also considers an individual analysis of the receivable accounts and the balance owed for each consumer, based on the experience of the Management with regard to past effective losses and on the existence of any real guarantees.

The PCLD of loans granted is recorded based on overdue receivables. The reversal of this LCPD is carried out once the debt is repaid or repaid.

Assessment of Financial Instruments

The Management of the Company uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial

instruments. Note 46 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Administration of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

Onerous contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments for purchase and sale of energy, one the estimates which were critical to determining the provisioned amount for future sale under the contract is the average historic Settlement Price for Differences (PLD) approved by the Administration of the Company as an assumption to calculate the provision for onerous contracts, solely for accounting purposes, as well as the discount rate used for cash flows. The actual values of the LDP and/or elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition to this, the Company may also have onerous contracts in concessions where the current expected cost for operations and maintenance is not fully covered by revenue.

Risks connected to compliance with laws and regulations

Carwash Operation

In response to investigations under the "Carwash Operation" on irregularities involving employees, contractors and suppliers of Eletrobras and special purpose companies (SPE) in which Eletrobras holds minority shareholding interests, the company's Board of Directors (CAE) decided to initiate an investigative procedure, given the risk that irregularities pointed out in said "Operation" might affect some of Eletrobras' main investments.

To conduct the investigation, a US law firm, Hogan Lovells US LLP, was engaged, with notable expertise in investigative actions, and the Independent Investigation Management Commission ("CIGI") was formed, composed of notorious and independent experts, engaged in the supervision of the investigation process.

The investigative proceeding followed the principles adopted by the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ) of the United States, for procedures of this kind, since after 2008, when Eletrobras began to trade on the New York Stock Exchange by means of ADR's (American Depositary Receipts), it became subject to US laws that regulate eh capitals market, especially all of the regulations established by the US Securities and Exchange Act. Among these laws is the Foreign Corrupt Practices Act (FCPA), which in short, criminalizes acts of corruption, such as payment to employees of foreign governments, political parties, candidates to foreign political positions, in exchange for commercial or economic advantages.

Throughout 2015 and 2016, within the scope of Carwash Operation, operations Radioactivity and Pripyat resulted in charges of six former executives of Eletronuclear, as well as other concerned parties. Although the lawsuits are still ongoing, convictions have already been handed down against four of these former officials, which have not yet become final and unappealable. Eletrobras has been cooperating with the authorities in the sharing of information brought up by the independent investigation, including participating as assistant accuser against the defendants in these criminal proceedings.

In an attempt to facilitate and guarantee the advancement of the investigations, the Company's administration has been adopting the governance measures required and/or recommended by Hogan Lovells and the Independent Commission. Since the investigation began, Eletrobras fully replaced all of its Board of Directors, hired a new CEO, and has been reinforcing its compliance structure. In mid-2016, the Compliance Board was created, responsible for coordinating the compliance program and managing risk in the Company and in its subsidiaries.

In the same sense, Eletrobras reviewed specific contracts in which the investigations identified possible irregularities. When the suspicions were confirmed, the agreements were immediately terminated.

Regarding the employees and directors involved in the ethical matters identified by the investigation, Eletrobras took punitive measures at the administrative level, including the suspension of the employment contract and the termination of those involved. Currently, the legal possibilities of holding liable and reimbursement of potential loss to the Company are being entertained, relating to former businessmen and suppliers accused of bribery, at the civil level, and Eletronuclear filed – and thus is expected to take judicial measures to redress loss - legal protest for discontinuance of prescription, with respect to the companies participating in Angramon Consortium (Construtora Norberto Odebrech S/A, UTC Engenharia S/A, Techint Engenharia e Construção S/A, Construtora Andrade Gutierrez S/A, Empresa Brasileira de Engenharia S/A - EBE, Construtora Queiroz Galvão S/A and Construções e Comércio Camargo Correa S/A), to safeguard rights.

In October 2016, the independent investigation completed a stage that aimed to identify unlawful acts that could cause any significant distortions in the Company's accounting statements, taking into account facts and circumstances known up to that time. In this stage, certain amounts estimated as connected to torts from cartel and briberies alleged to have been paid, since 2008, by certain contractors and suppliers contracted by subsidiaries and by some of the SPE's in which Eletrobras is not the majority controlling shareholder.

Eletrobras recorded as capitalized cost write-off under fixed assets the total amount of BRL 211,123, accounting for estimated amounts unduly paid in prior periods. Out of this amount, BRL 143,957 thousand have already been recognized as impairment in previous periods, leading to the reversal of the provision. There was also recognition of a loss of BRL 91,464 thousand in the investment result in NorteEnergia S.A., SPE not controlled by Eletrobras and assessed by equity method.

Investigation Findings per undertaking	Consolidated
(Eletrobras' subsidiaries)	12/31/2016
Angra 3	(141,313)
Mauá 3	(67,166)
Simplício	(2.644)
	(211,123)

A summary of these changes to the consolidated balance sheet and to the statement of results for the year ending on December 31, 2016 is the following:

	Parent Company	Consolidated
Fixed Assets Balance Sheet	12/31/2016	12/31/2016
Costs	-	(211,123)
Impairment Allowance	-	143,957
Investments – Equity Method	(91,464)	(91,464)
Non-current Assets	(91,464)	(158,630)
Allowance for Excess of Liabilities Over Assets	(67,166)	-
Non-current Liabilities	(67,166)	-
	Parent Company	Consolidated
Income Statement for the period	12/31/2016	12/31/2016
Investigation Findings		(211,123)
Impairment Allowance (Operating Allowances)	-	143.957
Provision for Excess of Liabilities Over Assets (Provisions	(67,166)	-
Results of Investments by Equity Method	(91,464)	(91,464)
	(158,630)	(158,630)

In April 2017, as a result of the leniency agreements between the executives of the main construction group of Brazil, Odebrecht, the Federal Supreme Court ordered that investigations be initiated into the conduct of the politicians who participated in these agreements. These

investigations refer only to individuals with privileged jurisdiction over whom the STF has exclusive jurisdiction. In addition to this, other official investigations may be initiated against individuals who are subject to the jurisdiction of the common courts.

Certain allegations of potential illegal acts by Odebrecht executives under the Santo Antônio project (Madeira Energia S.A) became public. Eletrobras, by means of the subsidiary Furnas, holds 39.0% of this project. The total estimated effect of the payments considered as illegal, as compiled by the aforementioned independent investigation process, totals BRL 314,978 and, considering the percentage holding of the subsidiary Furnas of 39%, the impact on the financial statements would represent a low in the amount of BRL 122,841, since payments of this nature do not meet the accounting criteria for registration in assets according to CPC 27/IAS 16. However, as shown in the table below, such write-off did not impact the result or shareholders' equity for the year ended December 31, 2017 since it was lower than the amount of impairment of BRL 314,038 recorded under CPC 01/IAS 36.

Investigation Findings - Santo Antônio	12/31/2017
Madeira Energia S.A	122.841
Balance Sheet	
Recorded Impairment Allowance - Total	(314.038)
Reversal of Impairment	122.841
Investment Loss - Madeira Energia S.A	(122.841)
Income Statement for the Period	
Reversal de Impairment Allowance (Operating Allowances)	(122.841)
Investment Loss - Madeira Energia S.A	122.841

As there was no information enough to allow the Company to estimate, with reasonably precision, the specific periods in which there was undue payments, the Company understood that, after endeavoring efforts, the estimate of effects was not possible for previous specific periods connected to such payments, in its accounting statements, and the adjustment of these undue payments was recorded, and, therefore, inaccurately capitalized, in periods in which the Company was aware of relevant information.

The investigations of "Carwash Operation" have not yet been completed and the Federal Prosecution Office may take a considerable time to complete all procedures of assessment and disclosure of the facts. This way, new relevant information may be revealed in the future, which may lead Eletrobras to recognize additional adjustments to its accounting statements.

However, the official investigations of the "Carwash Operation" have not yet been concluded by the Federal Public Ministry, and it may take considerable time to complete all the investigation and disclosure procedures. In this way, new material information may be disclosed in the future, which may lead Eletrobras to recognize additional adjustments to its financial statements.

Legal proceedings involving the Company - Class Action

On July 22, 2015 and August 15, 2015, two putative class actions suits were filed against Eletrobras and some of its managers before the United States District Court of the Southern District of New York (SDNY), basically claiming that acts of bribery and fraud involving companies in which Eletrobras holds interest would have caused a relevant loss connected to securities purchased, since they were not reported in the company's public records.

On May 2, 2018, the Company informed its shareholders and the market in general that it has signed a Memorandum of Understanding to enter into an agreement with respect to collective action. On June 29, they submitted the Agreement to the Stipulation of Settlement, and the company committed to pay USD 14.75 million to the members of these class actions as compensation.

At a hearing on December 12, 2018, the Court definitively approved the Agreement and the case was extinguished on merit judgment, and an attorney's fees and expenses reimbursed to the plaintiffs' attorneys, which will be deducted from the USD 14.75 million deposited in the judicial account of the agreement.

10.6 – Relevant items not shown in the financial statements

a) assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables over which the entity maintains risks and responsibilities, indicating the respective liabilities; iii) future contracts for purchase and sale of products or services; iv) contracts for unfinished construction; and v) contracts for future financing receipts.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any operation, contract, obligation, or other types of commitments in companies whose financial statements are not consolidated with its or other operations capable of generating a material effect, present or future, on its results or on its equity or financial situation, revenue or expenses, liquidity, investments, cash on hand, or any others not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that do not appear on the balance sheet.

b) Other items not shown in the financial statements

There are no other relevant items not shown in the consolidated financial statements of Eletrobras.

10.7 – Comments about other items not shown in the financial statements

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

a) how such items alter or could alter revenue, expenses, operating results, and financial expenses, or other items from the financial statements of the issuer

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

b) nature and purpose of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

c) nature and total amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

10.8 - Business Plan

a) investments, including: i) quantitative and qualitative description of investments underway and planned investments; ii) sources of financing for investments; iii) relevant divestitures underway and planned divestitures.

Capital Investments

In 2018, Eletrobras System made a total of BRL 4.6 billion in investments, which corresponds to 74.1% of the investment business budget scheduled for the year. This amount is divided into corporate BRL 3.34 billion and BRL 1.26 billion in partnerships, distributed in the following segments: Generation BRL 1.02 billion, Transmission BRL 1.35 billion, Distribution BRL 0.53 billion , and others (Research, Infrastructure and Environmental Quality) BRL 0.42 billion. When compared to 2017, there was an increase of 9.4% in Corporate Investment total and a 41.6% decrease in Investments in Partnerships, as shown in the table below.

Natureza dos Investimentos (R$ mil)	Orçado	%	Realizado		
	2018		2018	2017	2016
Investimentos Corporativos					
Geração	586.104	115,57%	677.370	782.395	1.092,34
Transmissão	1.726.514	61,38%	1.059.773	772.957	1.204,92
Distribuição	203.102	162,89%	330.838	467.296	861,15
Manutenção - Geração	735.090	47,70%	351.113	207.803	201,10
Manutenção - Transmissão	640.887	45,74%	293.152	273.508	315,62
Manutenção - Distribuição	56.431	359,36%	202.789	397.942	274,78
Outros*	433.890	97,23%	421.870	167.898	266,59
Subtotal	4.381.824	76,15%	3.336.705	3.049.599	4.215,50
Inversões Financeiras em SPEs					
Geração	1.489.884	79,57%	1.185.514	1.542.212	3.450,52
Transmissão	335.943	23,08%	77.546	621.801	1.044,92
Subtotal	1.825.827	69,18%	1.263.060	2.164.013	4.495,44
TOTAL GERAL	6.207.651	74,10%	4.599.765	5.213.612	8.710,99

Due to the interruption of works to redefine prices and the business plan after the suspension of the contracts resulting from "The Carwash Operation" at Nuclear Plant III, the application of BRL 415,0 million was higher than expected.

The main investments made in partnerships were allocated to the following projects: 37.2% in the implementation of the Belo Monte Hydroelectric Plant ("UHE"), for a total of BRL 0.47 billion; 10.9% in the Jirau HPP in the amount of BRL 0.14 billion; 21.0% in Santo Antônio HPP in the amount of BRL 0.26 billion. Together, these projects represented 69% of the investments made in partnerships, through SPEs, in 2018.

In the Electricity Universalization Program (Luz para Todos), executed by Eletrobras' energy distribution companies, BRL 222,0 million was invested, which represents 40.3% of the expected target for the segment in 2018, from BRL 522,2 million.

In Distribution, according to the old PDNG, the previous expectation of sale and transfer of Distributing companies that sales occurred until 12/31/17 and control transfers until March 2018, which was postponed by the General Meetings (AGE) 169 and 171, causing greater need of budget.

In the Chesf Transmission System, BRL 488,0 million were invested in 2018, an increase of 63% over the previous year.

On the other hand, also in Transmission, there was frustration in reinforcements and improvements with highlight to SPES of Chesf, Furnas and Eletrosul and frustration of the company Lt Cruzeiro do Sul of Eletronorte in BRL 157 million.

And lastly, BRL 50.1 million was transferred from the "Energy +" program to cover part of the investments in electricity generation and distribution systems, which totaled 65.9 % of the approved budget for a total of BRL 166.1 million.

The achievements of 2018 are in compliance with the legal limit established by the Global Expenditure Plan and Decree 9.240 / 2018 and Law 13.587 / 17.

PDNG 2019-2023

Strategic planning

With the mission of acting in the energy markets in an integrated, profitable and sustainable way, Eletrobras wants to put itself in 2030 among the three largest global clean energy companies and among the ten largest in the world in electric energy, with profitability comparable to the best in the industry, and recognition by all its stakeholders.


Mission
Acting in the energy markets in an integrated, profitable and sustainable way.
Vision
To be among the 3 largest global clean energy companies and among the 10 largest in the world in electricity, with profitability comparable to the best in the industry and being recognized by all its stakeholders.
Values
Focus on Results;
Ethics and Transparency;
Entrepreneurship and Innovation
Appreciation and Commitment of the People;
Sustainability.

Backed up in the set of values above, the Company is present in the main structuring projects in Brazil, actively participating in the expansion of the Brazilian electric system with a capital role in the construction of the National Interconnected System, thus accomplishing the objectives of its creation.

In December 2018, the Board of Directors of Eletrobras approved the new Business and Management Master Plan for the period from 2019 to 2023 ("2019-2023 PDNG"), an unfolding of the 2015-2030 Strategic Plan and the result of a process continuous update based on 2018-2022 PDNG. The main efforts were disclosed to the market through the Relevant Fact dated December 27, 2018. The process had a significant evolution in the level of monitoring and diligence on the part of the Company's governing bodies.

The following figure shows the results achieved in the year 2018 and the projections for 2019 of the main challenges of the Strategic Guidelines assembled in Challenge 23 - Sustainable Excellence:


Profitable Growth
Expansion of Generation (MW)
2018 2019
xxx 2.037
Transmission Extension (KM)
2018 2019
xxx 1.266
Operating Excellence
PMSO/Regulatory PMSO
2018 2019
1,36 1,25
Improvement of Governance and Business Integrity
Reduction of Material
2018 2019
1 0
Sustainable
Net Debt / Adjusted EBITDA
2018 2019
3,3 <3,0
Appreciation of People
Accident Rate (with leave – own employees)
2018 2019
xxx 1,33


Disciplina Financeira
Dívida Líquida/Ebitda < 3
2018 | Meta 2018
3,1 | < 3
Atuação Sustentável
Intensidade de emissão de gases de efeito estufa (GEE) / ROL (tCO2/R$ mi)
2018 | Meta 2018
0,243 | 0,330
Valorização das Pessoas
Taxa de frequência de acidentes (índice)
2018 | Meta 2018
2,86 | 1,38
Excelência Operacional
PMSO / PMSO Regulatório = 1
2018 | Meta 2018
1,12 | 1,00
Governança e Conformidade
Fraquezas Materiais = 0
2018 | Meta 2018
N.D | 0

Through **Profitable Growth**, Eletrobras seeks to grow in a sustainable way, guaranteeing the profitability and value of the company.

With its **Sustainable Performance**, it aims to be a company of generation and transmission of social, environmental and financially responsible energy, with the commitment to continuously support the UN Global Compact.

For **Operational Excellence**, it will strive for continuous improvement in the management of processes, projects and systems to support the decisions of managers throughout the value chain. Through the Improvement of Corporate Governance and Integrity, it seeks to strengthen internal controls and corporate governance, ensuring corporate integrity.

With the **Valorization of People**, it intends to develop and strengthen technical and technological skills, in order to value employees and foster a culture of results.

			2019	2020	2021	2022	2023	2019-2023 (BRL thousand)
Corporate	**Total**		**4,681,898.95**	**5,356,840.23**	**6,291,658.52**	**5,925,994.63**	**5,989,731.79**	**28,246,124.12**
	Generation	Total Generation	2,164,247.43	2,930,750.92	3,963,032.72	3,948,991.82	3,975,573.41	16,982,596.30
		Maintenance	269,925.60	252,455.65	193,641.83	101,804.91	222,987.09	1,040,815.09
		Construction	976,807.89	1,889,082.05	2,957,997.32	3,200,803.39	3,138,260.34	12,162,951.00
		Expansion	917,513.93	789,213.22	811,393.57	646,383.52	614,325.96	3,778,830.21
	Transmission	Total Transmission	2,146,411.05	2,070,356.13	1,989,549.90	1,643,824.06	1,702,225.96	9,552,367.13
		Expansion	351,219.45	283,493.08	290,757.65	261,358.32	108,755.73	1,295,584.23
		Reinforcements and Improvements	1,047,891.82	932,712.20	751,609.22	518,082.12	625,942.55	3,876,237.90
		Construction	12,000.00	-	30,848.40	32,050.35	6,145.65	81,044.40
		Maintenance	735,299.78	854,150.85	916,334.63	832,333.29	961,382.04	4,299,500.61
	Total Infrastructure and Other		371,240.47	355,733.18	339,075.91	333,178.73	311,932.40	1,711,160.69
	Infrastructure and other	Expansion	-	-	-	-	-	-
		Construction	-	-	-	-	-	-
		Maintenance	371,240.47	355,733.18	339,075.91	333,178.73	311,932.40	1,711,160.69
SPE	**Total**		**993,254.87**	**390,362.53**	**101,580.00**	**237,375.00**	**207,175.00**	**1,929,747.40**
	Total Generation		623,863.87	55,839.53	61,580.00	67,375.00	94,325.00	902,983.40
	Total Transmission		369,391.00	334,523.00	40,000.00	170,000.00	112,850.00	1,026,764.00
Total Investments of Eletrobras			**5,675,153.81**	**5,747,202.76**	**6,393,238.52**	**6,163,369.63**	**6,196,906.79**	**30,175,871.52**


0,5%
1,2%
39,3%
58,9%
Own Funds
To Be Contracted
Third Party Contracted
Third Party under Negotiation

b) purchase of plants, equipment, patents or other assets that should materially influence the productive capacity of the Company.

Throughout 2018, Eletrobras received 60 SPEs through payment of the companies Furnas, Chesf, Eletronorte and Eletrosul. In spite of this number of SPEs, Eletrobras made capital contributions in only two SPEs, namely: in SPE Hermenegildo III, proportional to its 99.99% equity interest, which totaled BRL 11.8 million; and SPE Norte Energia, proportional to its 15% equity interest, which totaled BRL 140.7 million, in the same way the subsidiaries Chesf and Eletronorte made contributions to SPE Norte Energia in the total amount of BRL 328.1 million, referring to their participation.

On November 17, 2017, the subsidiary Eletrosul Centrais Elétricas S.A. ("Eletrosul") signed the Structure Agreement with Shanghai Electric Group Co. Ltd. and CHINA-LAC Industrial Cooperation Investment Fund Co. Ltd, with the participation of Eletrobras. The purpose of this agreement is the transfer of 100% (one hundred percent) of electric energy transmission projects, object of the ANEEL concession contract No. 001/2015 (ANEEL Auction No. 004/2014 - Lot A), for Purpose Company Specific (SPE) to be created by Shanghai Electric, as well as the conditions for the constitution of future partnership in said SPE. Such transfer depends on the approval by the Brazilian regulatory bodies, according to applicable legislation.

In February 2017, the transfer of control of Celg-D was effected.

Eletrobras subscribed new shares of CTEEP (Companhia Transmissão Energia Elétrica Paulista) and AES Tietê Energia SA, having disbursed, respectively, BRL 81.5 million and BRL 12.2 million, in order to not dilute its shareholding in relation to to the total share capital of these companies, which is 35.4% and 7.94%, respectively, in the share capital of these companies.

In 2017, Eletrobras made capital contributions to SPE Norte Energia, proportional to its 15% equity interest, which totaled BRL 173.7 million. The subsidiaries Chesf and Eletronorte made contributions in the same SPE in the total amount of BRL 405.1 million related to their holdings.

Eletrobras made capital contributions to SPE Norte Energia, proportional to its 15% equity interest, which totaled BRL 600 million in 2016. The subsidiaries Chesf and Eletronorte made contributions in the same SPE in the total amount of BRL 1,399.2 million, their participation.

In 2016, Eletrobras authorized Central America Hydroelectric Power Plants (CHC) to sell all of its shares in Nicaragua's hydroelectric power stations, S.A. (CHN), for USD 44.2 million. Eletrobras holds a 50% interest in the company and, through a share repurchase process, has already received USD 20.5 million.

c) new products and services, indicating: i) description of ongoing research already disclosed; ii) total expenses made by the Company in research for development of new products or services; iii) projects in development already disclosed; iv) total expenses made by the Company in the development of new products or services.

Research Projects Developed by CEPEL

Created in 1974, by Eletrobras effort, the Electric Energy Research Center - CEPEL has been contributing to the maintenance of an advanced Research, Development and Innovation ("R&D+I") technological infrastructure in electrical equipment and systems, in order to meet the unique characteristics of the Brazilian electricity industry.

Throughout 2018, the infrastructure of *Laboratório de Ultra Alta Tensão ao Tempo* (Ultra High Voltage in Time Laboratory) (Outer UAT Lab) - one of the most important investments in the Center's recent history, whose facilities allow testing up to voltage classes of ± 1000 kV DC and 1200 kV AC -, which included tests for the ascertainment of the dielectric withstand voltage surges of the maneuver in an arrangement set up in this Laboratory, representing a section of the transmission line, a two-terminal network ± 800 kV DC, of the Belo Monte system.

This Laboratory was also used for dielectric tests in trucks with baskets for the accommodation of technical operators in energized line maintenance. These tests were complementary to those performed at the High Voltage Laboratory housed at the Center, which confirmed the good performance of the equipment and its suitability to guarantee the safety of the workers in the maintenance activities of energized transmission lines. Brazil is one of the few countries in the world to carry out this maintenance, minimizing interruptions in power supply.

Cepel's laboratory facilities were the basis for the development in Brazil of energized line maintenance procedures for the 500 and 800 kV alternating current systems, starting in the 1980s.

The Eletrobras Companies, in fulfillment of their statutory obligation to support and develop Cepel, contributed BRL 196 million in 2018 and the total invested was complemented by own revenues through Research and Development Projects contracts, technological services provided, licensing of programs and as well as the contribution of other Special Associates, reaching the amount of BRL 214.1 million.

Investments in Research, Development & Innovation and Experimental Research	BRL thousand		
	2018	2017	Variation (%)
Systems Automation	27,031	28,176	-4.1%
Energy Optimization and Environment	30,150	38,798	-22.3%
Lines and Stations	38,300	38,236	0.2%
Electrical Networks	24,011	23,560	1.9%
Distribution Technologies	13,706	14,572	-5.9%
Materials, Energy Efficiency and Complementary Generation	25,286	26,407	-4.2%
Experimental Research	55,247	53,264	3.7%
Total	**214,094**	**223,014**	-4.0%

ELETROBRAS system R&D+I Projects Portfolio:

The management of the topic Research, Development and Innovation (R&D+I) of Eletrobras companies is the responsibility of the Technological Policy Committee (CPT), a board comprised of representatives of Eletrobras companies under the coordination of the holding company. Restructured at the end of 2017, the main attribution of the CPT is to define the policies, guidelines and strategic objectives of the theme. The structure set and approved for CPT is comprised of One (1) Executive Office, coordinated by the General Officer of CEPEL, responsible for providing technical and administrative support to the Committee, and six (6) thematic groups for implementation and follow-up: GTT (Generation and Marketing), GTT (Transmission), GTD (Distribution), GTE (Energy Efficiency), GTL (Laboratories) and GTI (Corporate Innovation), each subsidizing the CPT in matters and efforts related to its specificity.

The Holding also coordinates the Corporate Innovation Thematic Group (GTI), which is responsible for elaborating the Eletrobras Innovation Award, which will have its first edition in 2020. The award aims to "foster a culture of innovation in Eletrobras Companies, through

the valorization of effort innovator of its employees ". In 2018, its general guidelines were defined. They will be biannual editions using as a concept: "a solution implemented in an unprecedented way in the company, which implies an effective gain in quality and / or time and / or cost, adding value to the business"

Innovation Management and Process Improvement

Improvement projects emphasize value aggregation, based on a reflection of managers and technicians, with the aim of increasing productivity, reducing waste and optimizing processes.

Throughout 2018, the following cases stand out:

- Internal Audit Metrics and Performance - Systematization of the evaluation of Internal Audit process performance and definition of ten indicators related to quality and time attributes;
- Compulsory loan - revision of the base and creation of exclusive structures in the Holding to follow up the matter, elimination of physical steps and rework, redefinition of the flow of activities and optimization of the use of available IT resources;
- Procel annual resources application plan - definition of standards and deadlines for the process, classification criteria and prioritization of projects, definition of roles and responsibilities, and team training;
- Follow-up of corporate investments and SPEs study to follow up on the execution of the largest investment projects of generation and transmission.

The quality of the entrance of the manifestations in the Eletrobras Ombudsman's office, processes of supply, payment of transmission charges, monitoring and results of the annual variable remuneration of the managers are actions that had improvements in their processes in partnership with the business areas.

Information Technology Governance

The Information Technology and Telecommunication Master Plan ("PDTIC") is an instrument for planning the necessary Information Technology (ICT) actions to support corporate strategic needs, focusing on initiatives related to Information Security and Compliance; implementation of the ERP Standard Deployment Program in the Eletrobras Companies (ProERP) and the Shared Services Center ("CSC").

The main relevant facts, in 2018, coordinated by the Committee on Information Technology and Telecommunication of Eletrobras Companies (Cotise) and the collective actions of Information Technology and Telecommunication were:

- The production start of the first phase of SAP Single Instance, comtemplated Eletrobras holding companies, Cepel, Eletropar and Furnas. From 2015 to 2018, approximately BRL 88 million was invested between SAP licensing, support services and Single Instance deployment services. SAP is part of ProERP (Eletrobras Companies ERP Standard Implementation Program), which will be a unique management system to facilitate the operation of CSC - Shared Services Center and give greater agility in business decision-making by concentrating and standardizing the information in a single database.

- The CSC, was implanted in July 2018, which by the end of the year already had 86% of the staff initially planned, i.e., 1,724 professionals out of 2,011. In 2019, Eletrobras will initiate the efforts for streamlining the CSC focusing on 03 large blocks of efforts considered capital for the reduction of global costs: ProERP implementation; outsourcing of infrastructure services and general services and the improvement of the demand management model. With the implementation of ProERP, it will be possible to advance in the standardization of the activities of the

CSC, as well as to initiate the process of centralization of activities, besides the sharing between the Northeastern, Northern, Southeastern and Southern units.

With CSC, the Company expects to achieve the following objectives:

a) Greater capacity for optimization in the use and allocation of internal resources and coordination of policies and good practices within the entire Eletrobras System;

b) Standardization of support processes for all subsidiaries, increasing control over internal compliance levels;

c) Increased transparency and visibility of operations, by the availability of data on business performance and operational performance

d) Reduction of operational costs (PMSO) by the capture of synergies in the execution of support processes, without prejudice to the regulatory compensation

e) Systematization of risk management throughout the Eletrobras Group.

In 2018, PDTIC also developed efforts to improve information security, and logical (wired/wireless) network set-up, videoconference and construction of the datacenter of the new office in Rio de Janeiro, located in the Mário Bhering building.

Other projects

In addition to its international expansion project, Eletrobras routinely carries out feasibility studies for investments in generation, transmission of energy with the potential of aggregating revenues for the Company. If these studies prove viability and are approved by the Company's decision-making bodies, we may invest in such projects, which will be timely communicated to the market.

10.9 - Comment on other factors that have a relevant influence on the operational performance and that have not been identified or commented on in the other items of this section

Social Responsibility

Aiming at the continuous improvement of the management and performance of social responsibility of Eletrobras companies, a review of the Social Responsibility Policy of Eletrobras Companies was carried out, with the inclusion of important topics such as integrity and Human Rights. This version of the policy was approved by the Executive Board of Eletrobras - DEE and by the company’s Board of Directors.

In December, training was conducted with FGV consultants on companies and human rights, involving representatives from the areas of Social Responsibility and other strategic areas of Eletrobras companies. As a result, the preparation of the action plan that will guide the implementation of the Human Rights Program in companies starting in 2019 began.

A signatory to the Global Compact since 2006, Eletrobras has ratified its membership in the Participant Level. In addition to the participation in the GT’s (Work Groups) of Human Rights and OSD’s (Sustainable Development Objectives) of the Pact, this reinforcement of Eletrobras’ participation contributes to the improvement of the role of the holding company in coordinating the engagement of its subsidiaries in practices of social and environmental responsibility that add value and maximize the performance of corporate sustainability.

Through its Gender, Race and Diversity Committee, in April, Eletrobras presented to the National Secretariat for Women's Policies the report on the company's results for the 6th

edition of the Pro-Gender and Race Equity (*Pró-Equidade de Gênero e Raça*) program, whose actions have been carried out since 2016. Among the main results, we highlight the increase of 14.61% in the participation of women in higher positions, and the deployment of a nursery in the new building of the company.

Eletrobras also participates and has a seat in the coordination board of the Standing Committee on Gender, Race and Diversity Issues of the Ministry of Mines and Energy and Related Entities - Cogemmev, whose 14-year trajectory was formalized by the Ministerial Office's Ordinance No. 61, dated February 21, 2018.
The Solidary Selective Collection Program, in compliance with Decree 5940/2006 and the National Solid Waste Policy (Law 12305/2010), aims to disseminate, support and monitor the implementation of solid waste management practices and conscious consumption in Eletrobras and stakeholders, especially the separation of recyclable waste generated in the company, as well as its disposal to collectors' cooperatives. Approximately 30 tons of recyclable waste were earmarked for three cooperatives, providing an income of BRL 12.7 in 2018.

The Eletrobras Volunteer Program enables employees and their families to participate in inclusive and collaborative social actions with vulnerable groups, in partnership with social assistance institutions. Eletrobras volunteers spent 611 hours on 39 actions and 5 campaigns, benefiting 1,174 people. Additionally, Eletrobras started advocating with the United Nations Development Program (UNDP) aimed at ensuring the participation of Eletrobras companies in the National Volunteer Program - Viva Voluntário, which seeks to foster greater engagement and integration of volunteers with the society.

Cooperation agreement	Social Project	Location	Line of action	Benefitted	Total Project Value (BRL)	Values Transferred in 2018 (BRL)
TC-050522331/2018	Programa Kayapó Mekrãgnoti	TI's Baú and Mekrãgnoti, Pará	Development, sustainable economic activities, territorial and environmental management, institutional strengthening, cultural appreciation	1,500	11,250,000.00	3,255,188.96
TC-DS-C-0313/2015	Support Plan for the Autonomy of the Eastern Kayapó	TI's Badjônkôre, Kayapó and Las Casas, in the State of Pará		3,000	5,778,500.38	2,434,913.33
			Total	**4,500**	**17,028,500.38**	**5,690,102.29**

* The financial disbursements of both projects are carried out by Norte Energia.

At Eletrobras holding, the selection of projects and the allocation of resources consider adherence to the principles and guidelines contained in the Eletrobras Companies Sponsorship Standard and Eletrobras' Sponsorship Policy. The evaluation of the merit and financial adequacy of a project also takes into account the cost-benefit ratio and the result achieved by a sponsorship, based on the Sponsorship Evaluation Methodology used in the company.

Cultural Projects Encouraged Contracted in 2018				
Contract	Type of Selection	Project Name	Beneficiary	Amount under Contract (BRL)
001/2018	Direct Choice	Book: A História do Poder Legislativo do Brasil Através do Tempo – 1826-2009	Instituto de Estudos Legislativos Brasileiro – Idelb	195,000.00

003/2018	Direct Choice	Preservação, Restauro e Conservação Integrada do Seminário de Olinda - PE	Archdiocese of Olinda and Recife	190,000.00
004/2018	Direct Choice	A Xilogravura Popular: Xilografos, poetas e cantadores	Galeria Pontes Comercio de Arte Contemporânea e Artesanato Ltda – ME	1,000,000.00
018/2018	Direct Choice	Annual Activity Plan da Fundação Osesp: Série de Concertos Matinais na Sala São Paulo	Fundação Orquestra Sinfônica do Estado de São Paulo	600,000.00
Total of sponsored projects contracted in 2018				**1,985,000,00**

The project "Centro da Memória da Eletricidade no Brasil – Implantação e Desenvolvimento Centro da Memória da Eletricidade no Brasil", amounting to BRL 2.4 million has already had its contractual termination approved.

Non-Subsidized Projects Contracted in 2018				
Contract	**Type of Selection**	**Project Name**	**Beneficiary**	**Amount under Contract (BRL)**
026/2017	Direct Choice	8th World Water Meeting	Associação Brasileira da Basic Infrastructure - ABDIB	1,225,000.00
005/2018	Direct Choice	Seminário Internacional O Futuro do Consumo	Proteste – Associação Brasileira de Defesa do Consumidor	250,000.00
007/2018	Direct Choice	Educação Ambiental – Preservação dos Recursos Hídricos – Mar de Brasília	Mar de Brasília Educação e Turismo Ambiental Ltda	30,000.00
008/2018	2018 Call for Bids	22nd WORLD HYDROGEN ENERGY CONFERENCE - WHEC 2018	Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos - Coppetec Foundation	100.000,00
009/2018	2018 Call for Bids	VIII SUPRE - Simpósio de Suprimentos e Logística das Empresas do Setor Energético	Fundação Comitê de Gestão Empresarial - Fundação COGE	40,000.00
010/2018	2018 Call for Bids	XIV STPC - Seminário Técnico de Proteção e Controle	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	30,000.00
011/2018	2018 Call for Bids	Preserva.ME 2018 - Encontro Internacional sobre Preservação de Memória no Setor de Energia Elétrica	Centro da Memória da Eletricidade no Brasil	80,000.00
012/2018	2018 Call for Bids	XV EDAO - Encontro para Debates de Assuntos de Operação	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	50,000.00
Total nons-subsidized projects contracted in 2018				**1,805,000,00**

External Social Indicators: Values Reached in 2018		Holding (BRL)	
		2018	2017
5.1	Investment in the mobilization of volunteers	4,794.40	1,143.20
5.2	Investments in support of volunteer activities	2,500.00	45,231.60
5.3	Employee time invested in volunteering	11,013.18	22,560.17
Subtotal Volunteering		**18,307.58**	**68,934.97**
7.1	Cultural Sponsorships (Rouanet Law/Audiovisual Law)	2,084,000.00	1,105,500.00
7.2	Institutional Sponsorships (Not Encouraged)	2,167,700.00	693,702.00
Subtotal Subsidized and Non-Subsidized Sponsorships		**4,251,700.00**	**1,799,202.00**
Total Investments		**4,270,007.58**	**1,868,136.97**

The Company's institutional advertising in 2018 was focused on highlighting Eletrobras' performance in the area of efficiency and in PROCEL, chiefly for the Procel Seal.

Product	2018 (in BRL)	2017 (in BRL)
Institutional Advertising of Eletrobras	3,224,264.65	-
Official (Legal) Advertising	5.778,534.50	5,996,200.92
Institutional Communication (including Internal Communication)	2,616,134.09	-
Total	**11,618,933.24**	**5,996,200.92**

Regarding Eletrobras' sponsorships, a new edition of the Sponsorship Program for Eletrobras Companies and Events of the Electric Sector was held, with the participation of Chesf, Eletrobras, Eletronorte and Eletronuclear and Furnas, with the coordination of the Holding Company. We selected 17 projects related to the core business of Eletrobras Companies.

Annex 08
Capital Budget Proposal

ELETROBRAS

CAPITAL BUDGET – PDG 2019.

The Capital Budget of ELETROBRAS was approved by Decree 9.611 of December 14, 2018, and by the Annual Budgetary Law 13,808 of January 15, 2019. The Company's capital budget includes the following items:

PDG 2019

Capital Budget Eletrobras Holding	Values in BRL
Direct Investment	38,958,210
Financial Inversions	143,984,702
Amortization of Debts	5,204,663,413
Other Capital Expenditures	1,825,116,000
Total	**7,212,722,325**

The sources to cover this budget come from the Company's own resources, in the amount of BRL 3,257,722,325 and long-term financing resources, in the amount of BRL 3,955,000,000.

Annex 09
NET PROFIT DESTINATION
CVM INSTRUCTION 481, DECEMBER 17, 2009 (ANNEX 9-1-II)

1. To inform the Net Profit of the Fiscal Year

The Company's net income for the year ended December 31, 2018 was BRL 13.262.378 thousand.

2. To inform the total amount and the value per share of the dividends, including pre-paid dividends and interest on equity already declared

There was no statement of any dividend or prepaid Interest on Equity in the 2018 financial year.

3. To inform the percentage of net income for the year distributed

	BRL (Thousand*)
Net Profit in the Fiscal Year	BRL 13,262,378
Total JCP to be distributed	BRL 1,250,000
Percentage of Net Profit for the Year Distributed	9.43%

** Except percentage.*

4. To inform the total amount and the value per share of dividends distributed based on the profit of previous years

Interest on Equity Distribution	*(Profit Reserves to be realized)*	
Type	***Total (BRL thousand)***	***BRL/Share***
ORDINARY	*386,375*	*0,35543394974*

5. To inform, after deducting the pre-paid dividends and interest on equity already declared:

(a) The gross amount of dividends and interest on equity, segregated, per share of each type and class

There was no statement of any dividend or prepaid Interest on Equity in the 2018 financial year. Therefore, the gross amount of the JCP to be declared, if the Management Proposal is approved, will be as follows:

Dividends Distribution

Class	***Total (R$ thousand)***	***R$/Share***
PREF "A"	*272*	*1.85151809872*
PREF "B"	*368,596*	*1.38863857404*
COMMON	*881,132*	*0.81057158319*
TOTAL	***1,250,000***	

(b) The form and term of payment of dividends and interest on equity

The payment of the Dividends if approved, will be made by depositing them in the current account of the shareholders, as each of them informed Banco Bradesco S.A., responsible for the bookkeeping of the shares issued by the Company. The Dividends related to the shares held in custody at CBLC will be paid to this entity, which will transfer them on to the shareholders through the Depository Brokers. As proposed by the Company's Management, if approved, the dividends will be paid on a date to be resolved by the shareholders at the Annual Shareholders' Meeting to be held on April 29, 2019, being proposed by Management, however, to occur until December 31, 2019.

(c) Possible interest rate and interest on dividends and interest on shareholders' equity

On the dividends to be declared will be added monetary update based on the variation of the SELIC Rate, pro rata temporis from January 1, 2019 until the date of the effective beginning of the payment, the definition of which shall occur by means of a resolution of the Company's shareholders to be taken at the Annual Shareholders' Meeting to be held on April 29, 2019.

(d) Date of the declaration of payment of dividends and interest on equity considered for the identification of the shareholders who will be entitled to their receipt

Shall be entitled to the dividends to be declared at the annual shareholders ' meeting scheduled for April 29, 2019, if approved, those shareholders who hold preferred shares of Classes A and B, issued by the company on the date of the holding of the said General Meeting that will deliberate, (April 29, 2019).

6. In the event that there has been a declaration of dividends or interest on equity based on profits calculated in semiannual balance sheets or in shorter periods

(a) To inform the amount of dividends or interest on equity already declared

There was no declaration of dividends or Interest on Equity on the basis of profits calculated in half-annual Balance Sheets or in shorter periods.

(b) To inform the date of the respective payments

Not Applicable.

7. Provide comparative table indicating the following values per share of each type and class:

(a) Net profit for the fiscal year and the previous 3 (three) years

	Fiscal Year ended on December 31		
	2018	**2017**	**2016**
Net Profit/Loss (BRL thousand)	13,262,378	(1,763,805)	3,425,899
Net Profit/Loss per share (BRL)	9.80	(1.30)	2.53

(b) Dividend and interest on equity distributed in the previous 3 (three) years

	Fiscal Year ended on December 31		
	2018	**2017**	**2016**
Dividends Distributed (BRL thousand)	1,250,000	-	-
Total JCP to be distributed (BRL thousand)	-	-	433,962

8. If there is a profit allocation to the legal reserve

(a) Identify the amount allocated to legal reserve

The amount proposed for allocation to the reserve for the year ended December 31, 2018 is BRL 663,119 thousand, corresponding to 5% of the Company's net income.

(b) To detail how the legal reserve is calculated

	2018 BRL thousand
Net Profit of the Fiscal Year	13,262,378
(-) Legal Reserve (5%)	(663,119)
Net profit for the year adjusted by the constitution of the Legal Reserve	12,599,259

Pursuant to the Brazilian Corporation Law, 5% of the net income for the year will be applied before any other destination, in the constitution of the legal reserve, which shall not exceed 20% (twenty percent) of the capital stock. In the year in which the balance of the legal reserve plus the amount of capital reserves, referred to in paragraph 1 of article 182 of the Brazilian Corporation Law, exceeds 30% (thirty percent) of the capital stock, there is no obligation to allocation of part of the net income for the year to the legal reserve.

9. If the company holds preferred shares entitled to fixed or minimum dividends

(a) To describe the form of calculations of fixed or minimum dividends

As provided for in the Company's Bylaws, holders of preferred shares class "A" and "B" are entitled to receive a dividend ("Minimum Dividend"), subject to the following conditions:

1. *Class "A" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 8% (eight percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.*

2. *Class "B" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 6% (six percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.*

3. *To the preferred shares will be further assured to participate, under equal conditions, with the common shares in the distribution of the dividends, after which the minor of the minimum dividends provided in items 1 and 2 above will be guaranteed, subject to the provisions of item 4 below.*

4. *To the preferred shares will be further assured the right to receive dividend, for each share, at least ten percent greater than that attributed to each common share.*

(b) To inform if the profit for the year is sufficient for full payment of the fixed or minimum dividends

The net income for the year 2018 is sufficient for the full payment of the Minimum Dividend assured to the holders of Class "A" and "B" preferred shares issued by the Company

(c) Identify if any overdue part is cumulative

Not applicable, since the Articles of Incorporation of the Company does not provide for cumulative dividends.

(d) Indentify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares

ASCERTAINMENT OF TOTAL DIVIDENDS

Class	***BRL (thousand)***
PREF "A"	*272*
PREF "B"	*368,596*

(e) Identify the fixed or minimum dividends to be paid per preferred share of each class

ASCERTAINMENT OF UNITY DIVIDENDS

Class	***R$/Share***
PREF "A"	*1.85151809872*
PREF "B"	*1.38863857404*

10. In relation the mandatory dividend

(a) Describe the method of calculation established in the bylaws

As established in the Bylaws of the Company, the shareholders are guaranteed the right to receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act ("Minimum Dividend").

(b) Report if this is being paid in full

In fiscal year of 2018, the net profit determined was BRL 13,262,378 thousand (thirteen billion, two hundred and sixty-two million, three hundred and seventy-eight thousand reais). Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent of the adjusted net profit of fiscal year of 2018), corresponding to R$ 3,155,514 thousand (three billion one hundred and fifty-five million five hundred and fourteen thousand reais), should be distributed to the Company's shareholders, including the amount of BRL 368,868 thousand subject to the prerogatives of the shareholders of preferred class "A" and "B" shares.

In addition, pursuant to article 202, III, of Law 6,404/76, profits registered in the profits reserve to realize, which have not been used to absorb past losses, when realized, shall be added to the first dividend declared after achievement. The balance of unrealized profits reserve, as of December 31, 2018, was BRL 386,375.

The sum of the mandatory dividends for the year ended December 31, 2018 with the realized profits registered in the profits reserve to realize totaled BRL 3,541,889 (three billion, five hundred and forty-one million, eight hundred and eighty-nine thousand reais).

However, in view of the incompatibility of its financial situation with the full payment of the mandatory dividend, as detailed in item 11 (b) below, the Company proposes to distribute to its shareholders a total amount of R$ 1,250,000 thousand (one billion and two hundred and fifty million reais) as dividends.

(c) Report any amount withheld

The Company does not have the financial capacity to pay in full the mandatory dividends, as mentioned above and demonstrated in item 11 (b) below. Accordingly, the Company proposes to retain BRL 2,291,889 thousand, in a special dividend reserve, based on article 202, paragraphs 4 and 5, of the Brazilian Corporate Law.

11. If a mandatory dividend is withheld due to the company's financial standing

(a) Report the amount withheld

The Company does not have the financial capacity to pay the mandatory dividends in full, as shown above. Accordingly, the Company retained BRL 2,291,889 thousand, in special dividend reserve, based on article 202, paragraph 4 and 5, of Law 6,404/76.

(b) Describe in detail the financial situation of the company, addressing aspects relating to analysis of liquidity, working capital, and positive cash flows

As mentioned in item 10 (b) above, the sum of the mandatory dividends for the year ended December 31, 2018 with the realized profits recorded in the unrealized profits reserve amounts to BRL 3,541,889 (three billion, five hundred and forty-one million, eight hundred and eighty-nine thousand reais).

The Company closed December 31, 2018 with a cash of BRL 1,607,488 in the holding company and approximately BRL 2,143,440 in consolidated terms.

In the meantime, by resolution of the 170th Extraordinary General Meeting, the Company assumed/will assume approximately BRL 19.70 billion of debt of the distributors privatized by Eletrobras, through the frustration of receiving amounts related to loan agreements entered into with such distributors, which should be capitalized, or even the assumption of debts to third parties.

As a result of this debt assumption, the Company's gross debt amounted to BRL 54.8 billion, on December 31, 2018.

In addition, the Company has financial obligations with financial institutions and maturity of bonds issued abroad, the latter in the amount of BRL 1 billion in 2019 and BRL 1,75 billion in 2021.

Below is an estimate of the Company's principal financial obligations over the next 5 years:

Loans and Financing

Amortization Flow

(In BRL Thousand)		12/31/2018 Balance	VA%
Short Term			
	2019	12,066,911	22.19%
Long Term			
	2020	7,194,532	13.23%
	2021	12,719,102	23.39%
	2022	5,089,167	9.36%
	2023	4,196,138	7.72%
	2024	2,819,928	5.19%
	After 2024	10,287,020	18.92%
Total		54,372,798	**100.00%**

On the other hand, the result for the year ended December 31, 2018 was strongly influenced by reversals of accounting provisions, which are economic and non-financial results. Therefore, the full distribution of the mandatory dividend (and also any additional dividends) would generate a cash imbalance in the Company. Thus, the Company understands that the payment of the entire amount of the mandatory dividends is incompatible with its financial situation of the Company. The Company's Fiscal Council must be considered, in accordance with Annex 11.

In view of the foregoing, the Company proposes the following allocation of the income for the fiscal year ended December 31, 2018:

BRL Thousand

ELETROBRAS

Allocation of Net Income:

Net Income for the year:	13,262,378
Distributable Base	
(-) Legal Reserve (5% of Net Income)	(663,119)
(+) Realization of the revaluation reserve	22,434
(+) Remuneration to Unclaimed Shareholders - Prescribed	362
= Basis for the year	12,622,055
Mandatory Dividend 2018 (25%)	**3,155,514**
Balance to be allocated for the year 2018	**9,466,541**

Dividends to be paid in full in 2018	
Mandatory Dividend of 2018 (25% of Adjusted Net Income)	3,155,514
(+) Dividend Realized from unrealized profits reserve	386,375
Total	**3,541,889**
(-) Preferential Minimum Dividend	(368,868)
(-) Realization of Profit Reserve	(386,375)
(-) Additional up to the maximum payment capacity of the company	(494,757)
(-) Special Reserve (Article 202, paragraph 5)	(2,291,889)
(=) Balance after allocation	-

Allocation of the result of the residual exercise	
Balance for Destination for the 2018 financial year	**9,466,541**
(+) Adjustment to IFRS 9 and 15	2,525,081
(+) Inverted adjustment	5,721
Subtotal to be distributed	**11,997,343**
(-) Constitution of statutory reserve for investments (50% of Net Income)	(6,631,189)
Constitution of Statutory reserve of studies and projects (1% of Net Income)	(132,624)
Constitution of Profit to be realized	-
Constitution of a Profit Retention reserve (article 196, LSA)	(5,233,531)
(=) Outstanding Balance for the year 2018	-

Regarding the above proposal, it should also be clarified that:

- *Eletrobras 'ability to pay in relation to the financial commitments made in relation to 2019 shows that Eletrobras' main needs for funds in 2019 refer to: (i) the payment of the bonds issued abroad in the amount of USD 1.0 billion, (ii) discharge of debts assumed from privatized distributors, (iii) payment of obligations arising from compulsory loan shares provisioned at the Company, (iv) payment of dividends to shareholders; and (v) financing of its subsidiaries.*

- *It should be noted that the projection of the cash of 2019 does not consider the inflow of funds from the receivables received from the distribution companies, due to great uncertainty as to the conditions and start date of the receipt of these credits. Failure to materialize the receipt of credits transferred from the distributing companies in 2019 is an important restrictive factor that affects the Company's financial capacity in order to pay a greater amount of dividends to its shareholders.*

- *Considering the hypotheses tested and the assumptions used for the projection of cash inflows and outflows, the Company has determined that its cash flow capacity allows the payment of up to BRL 1.25 billion to shareholders in 2019. In this way, the payment of BRL 368,868 thousand to be distributed among the holders of preferred shares A and B, according to the first and second paragraphs of article 8 of Eletrobras' By-Laws, in the form of dividends, in addition to the payment of BRL 881,132 thousand to ordinary shareholders and the retention of BRL 2,291,889 thousand, in a special dividend reserve, based on article 202, fourth and fifth paragraphs, of the Brazilian Corporate Law, be distributed when the Company's financial situation so permits. The opinion of the Fiscal Council regarding this information, pursuant to the fourth paragraph of article 202, of Law 6404/76, is in Annex 11 of this Management Proposal.*

- *Pursuant to Article 46, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of BRL 6,631,189 thousand be allocated to the Statutory Reserve of Investments.*

- *Pursuant to Article 46, I, of the Company's current By-Laws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of BRL 132,624 thousand be allocated to the Statutory Reserve for Studies and Projects.*

- *The Company's Management also submits to the General Meeting for approval the Capital Budget Proposal contained in Exhibit 10 to this Management Proposal, so that a portion of net income for the year equivalent to BRL 5,233,531 thousand is retained. The Fiscal Council's Report on the Capital Budget Proposal is found in Annex 10 to this Management Proposal.*

(c) Justify the withholding of dividends

As explained in item 11 (b) above, the result for the year ended December 31, 2018 was strongly influenced by reversals of accounting provisions, which are economic and non-financial results. Therefore, the full distribution of the mandatory dividend (and also any additional dividends) would generate a cash imbalance in the Company. Thus, the Company understands that the payment of the entire amount of the mandatory dividends is incompatible with its financial situation. The Company's Fiscal Council must be considered, in accordance with Annex 11.

12. If there is allocation of earnings to contingency reserve

(a) Identify the amount allocated to the reserve

Not applicable.

(b) Identify the loss considered probable and its cause

Not applicable.

(c) Explain why the loss was considered likely

Not applicable.

(d) Justify the establishing of the reserve

Not applicable.

13. If there is allocation of earnings to an unrealized earnings reserve

(a) Inform the amount allocated to the profit reserve to realize

Not applicable.

(b) Inform the nature of the unrealized earnings resulting in the reserve

Not applicable.

14. If there is allocation of earnings to statutory reserves

(a) Describe the clauses from the Bylaws that establish the reserve

Article 46. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent of paid-in capital; and

II - fifty percent, as a reserve for investment, intended for the investment in concessionaires of public electric utility companies, whose accumulated balance may not exceed seventy-five percent of the paid-in capital.

(b) Identify the amount allocated to the reserve

Pursuant to Article 46, II, of the current Company's Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of BRL 6,631,189 thousand be allocated to the Statutory Reserve of Investments.

As provided in Article 46, I, of the current Company's Bylaws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of BRL 132,624 thousand be allocated to the Statutory Reserve of Investments.

(c) Describe how the amount was calculated

Income Distribution	
Net Income of the Period:	**13,262,378**
Constitution of Statutory reserve for investments (50% of Net Income)	6,631,189
Constitution of Statutory reserve of studies and projects (1% of Net Income)	132,624

15. If there is withholding of earnings established in capital budget

(a) Identify the amount withheld

Pursuant to article 196 of the Brazilian Corporation Law, the Company may, by resolution of the General Meeting, approve a proposal from its Management to retain part of the net income for the year, as set forth in a previously approved capital budget.

In this sense, the Company's management proposes to retain a portion of net income for the year equivalent to BRL 5,233,531 thousand.

(b) Provide a copy of the capital budget

ELETROBRAS

CAPITAL BUDGET

The Capital Budget of ELETROBRAS was approved by Decree 9.611 of 12/14/2018 and by the Annual Budgetary Law 13808 of January 15, The Company's capital budget includes the following items:

PDG 2019

Capital Budget Eletrobras Holding	Value in BRL
Direct Investment	38,958,210
Financial Inversions	143,984,702
Amortization of Debts	5,204,663,413
Other Capital Expenditures	1,825,116,000
Total	**7,212,722,325**

The sources to cover this budget come from the Company's own resources, in the amount of BRL 3,257,722,325 and long-term financing resources, in the amount of BRL 3,955,000,000.

16. If there is allocation of earnings to a tax incentive reserve

(a) Report the amount allocated to the reserve

Not Applicable.

(b) Explain the nature of the allocation

Not Applicable.

Annex 10

OPINION ON CAPITAL BUDGET

CAPITAL BUDGET – PDG 2019

Eletrobras 'Fiscal Council, within the scope of its legal and statutory attributions, has been informed of Eletrobras' capital budget for the year 2019, transcribed below, and understands that the Company's Management Proposal is apt to be submitted to Ordinary general Assembly.

It should be noted that the information on the capital budget was extracted from the Global Expenditure Program - PDG 2019 prepared by Eletrobras in mid-2018 and approved by Decree 9,611, dated 12.12.2018 and by the Annual Budget Law 13808 of January 15, This budget may be revised until the date of 11.10.2019, according to Article 3 of said Decree.

PDG 2019

Capital Budget Eletrobras Holding	Value in BRL
Direct Investment	38,958,210
Financial Inversions	143,984,702
Amortization of Debts	5,204,663,413
Other Capital Expenditures	1,825,116,000
Total	**7,212,722,325**

The sources to cover this budget come from the Company's own resources, in the amount of R$ 3,257,722,325 (three billion, two hundred and fifty-seven million, seven hundred twenty-two thousand, three hundred and twenty-five reais) and term financing in the amount R$ 3,955,000,000 (three billion, nine hundred and fifty-five million reais).

Rio de Janeiro, March 27 2019.

Agnes Maria de Aragão da Costa
Fiscal Council President

José Wanderley Uchôa Barreto
Board Member

Eduardo Coutinho Guerra
Board Member

Patricia Valente Stierli
Board Member

André Eduardo Dantas
Board Member

Annex 11

OPINION SPECIAL RETENTION OF DIVIDENDS

The Fiscal Council of Centrais Elétricas Brasileiras S.A. - Eletrobras, within the scope of its legal and statutory attributions, based on the information provided by the Company throughout the year and on the analysis of the documentation presented showing the Company's financial situation incompatible with the payment of all mandatory dividend (25%) related to the 2018 financial year, is in favor of the Management's proposal to set up the Special Dividend Reserve in the amount of R$ 2,291,889 thousand (§4 and §5 of article 202 of Law 6,404/76) .

Rio de Janeiro, March 27 2019.

Agnes Maria de Aragão da Costa
Fiscal Council President

José Wanderley Uchôa Barreto
Board Member

Eduardo Coutinho Guerra
Board Member

Patricia Valente Stierli
Board Member

André Eduardo Dantas
Board Member

Eletrobras	**MEMORANDUM**	**Date: March 26, 2019** **PRJE – 0073/2019**

From: Cristiane Vieira de Paiva Villela

To: André de Avellar Torres

Subject: Proposal for approval by 59th AGO of Eletrobras

Reference: Memorandum DFR-041/2019
EMP–2019/0228

Annex 12

To Mrs. head of DFR sends us, through the abovementioned memorandum, a matter requesting an analysis[1] of this PRJE, from a legal point of view, of Eletrobras' Management Proposal, to be held on April 29, 2011, to deliberate on the following agenda:

> *"1. To receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2018;*
>
> *2. To deliberate on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2018;*
>
> *3. To elect members of the Board of Directors of the Company and designate, from among the elected members, it's Chairman;*
>
> *4. To elect the members of the Supervisory Board and their alternates; and*
>
> *5. To set the global compensation of the Managers, the members of the Fiscal Board of the Company and the members of the Statutory Audit and Risk Committee."*

Once the facts are reported, the legal questions connected to the query under examination are analyzed, and the convenience and timeliness of the contents of the Management Proposal are not matters of a legal nature.

[1] It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

1. General Considerations connected to the General Meetings

1.1. Call:

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 124[2] et seq of Law No. 6404/76, the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the General Meeting, the agenda and, in the case of a reform of the Articles of Incorporation, the indication of the matter.

It should be noted that Article 124, Paragraph 6 of Law No. 6404/76, which requires listed companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 133[3] and 135[4], Paragraph 3 of the same legal provision.

[2] Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of reform of the Articles of Incorporation.
Paragraph 1 The first call of the general meeting shall be made:
I - in the closely-held corporations, at least eight (8) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least five (5) days in advance;
II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.
Paragraph 2 Except for reasons of Force Majeure, the general meeting shall be held in the building where the company has its headquarters; whenever it will be held in another location, the notices shall clearly state the venue of the meeting, which in no case may be held outside the location of the headquarters.
Paragraph 3 In closed held corporations, a shareholder representing five percent (5%) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company's management for damages.
Paragraph 4 Regardless of the formalities foreseen in this article, the general meeting to be attended by all the shareholders shall be considered regular.
Paragraph 5 The Securities Commission may, at its sole discretion, by reasoned decision of its Board, at the request of any shareholder, and after hearing the company:
I - increase, to up to thirty (30) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the general meeting , when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;
II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of an special general meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.
Paragraph 6 Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in general meeting.

[3] Article 133. The managers should communicate, no later than one (1) month before the date scheduled for the general meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

With respect to the opening of the general meeting, Article 1254[5] of Law No. 6404/76 establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof.

In this regard, it should be noted that opening quorum (Article 125 of Law No. 6404 / 76) is different from the deliberation quorum (Articles 129[6] and 136[7] of Law No. 6404/76). The

---

I - the management's report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;
III - the opinion of independent auditors, if any.
IV - the opinion of the fiscal board, including dissenting votes, if any; and
V - other documents relevant to the subjects included in the agenda.
Paragraph 1 The notices shall state the place or places where the shareholders may arrange copies of these documents.
Paragraph 2 The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.
Paragraph 3 The documents referred to in this article, except for those included in items IV and V, shall be published at least five (5) days before the date set for holding the general meeting.
Paragraph 4 The general meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.
Paragraph 5 The publication of the notices is exempted when the documents referred to in this article are published until one (1) month before the date scheduled for holding the ordinary general meeting.

[4] Article 135. The special general meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.
(...)
Paragraph 3 The documents relevant for the matter to be discussed at the special general meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the general meeting.

[5] Article 125. Subject to the exceptions provided for by law, the general meeting shall be convened, at first call, with the presence of shareholders representing at least 1/4 (one fourth) of the voting capital stock; and, on second call, it shall be opened with any number.
Sole Paragraph. Non-voting shareholders may attend the general meeting, and discuss the matter referred for deliberation.

[6] Article 129. The resolutions of the general meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

[7] Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company's Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;
II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;
III - reduction of the mandatory dividend;
IV - consolidation of the company, or its merger into another one;
V - participation in a group of companies (Article 265);
VI - chance of the corporate purpose;
VII - end of the company's liquidation status;
VIII - establishment of the beneficiary parties;
IX - company's spin-off;

first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

With respect to the deliberation quorum, it should be noted that, as a general rule, Law No, 6404/76, under Article 129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a general meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

Subsequently, under the terms of Article 133, of Law No. 6404/76, the managers should report, until one month before the date set for the AGO, for notices published in the manner set forth in Article 124, that the documents provided for in its head provision are available to shareholders, provided that such documents, except for the opinion of the fiscal board, and other documents connected to matters included in the agenda[8], shall be published within a period of not more than five (5) days before the date set for the publication of the notices, when such documents are published up to one month before the date set for the holding of AGO. It should be noted that failure to publish the notices or failure to comply with the deadlines referred to in Article 124 of Law No. 6404/76 may be remedied by the attendance at the General Meeting of all shareholders, but, however, publishing the documents prior to the General Meeting is mandatory.

In addition, the Securities Commission (CVM) issued CVM Instruction No. 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of general meetings of publicly-held companies.

X - company's dissolution.
Paragraph 1 In the cases of items I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.
Paragraph 2 The Securities Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last general meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Securities Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.
Paragraph 3 The provisions of paragraph 2 of this article shall also apply to the special general meetings referred to in paragraph 1.
Paragraph 4 It shall be included in the minutes of the general meeting that deliberate on the matters under items I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special general meeting set forth in Paragraph 1.

[8]At this point, we bring up the understanding of jurist Modesto Carvalhosa, according to which "although the company is required to disclose, prior to the general meeting, the documents referred to in new subsections IV and V, Law no. 10303, of 2001, in the new paragraph 3 of this Article *133, exempts these documents from the publication before the general meeting is held.* Therefore, shareholders interested in analyzing these documents shall not be able to count on their publication before the general meeting, and they should arrange a copy at the places stated by the company in the published notices. Nevertheless, the published notices should mention the opinion of the Fiscal Board and the existence of divergent votes, if any, as well as other documents referring to the matters included in the agenda." (emphasis added.)

Accordingly, publicly-held companies should comply with the provisions of the aforementioned CVM Instruction 481/2009. In this regard, there shall be also applicable those provisions under Articles 6 and 9 of said Instruction, according to which:

> *"Article 6 The company should make available to the shareholders, through an electronic system on the CVM web page:*
> *I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and*
> *II - any other information and documents relevant to the exercise of the right to vote in the meeting.*
> *Sole Paragraph. The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Law No. 6404 of 1976, this Instruction or other rule of CVM establish a longer term.*
> *(...)*
>
> *Article 9 The company should provide, not later than one (1) month before the date scheduled for the ordinary general meeting, the following documents and information:*
> *I - the management's report on the corporate business and the main administrative facts of the accounting year then ended;*
> *II – copy of the financial statements;*
> *III - management's comment on the company's financial situation, pursuant to item 10 of the reference form;*
> *IV – report of independent auditors;*
> *V - opinion of the fiscal board, including dissenting votes, if any; and*
> *VI – the remote voting bulletin, referred to under Article 21-F.*
> *Sole Paragraph. By the date set forth in the* ***head provision****, the company should also provide the following documents:*
>
> *I – Standardized Financial Statements Form - DFP;*
> *II - proposal for the allocation of net income for the year that establishes at least the information stated in Annex 9-1-II to this Instruction; and*
> *III – opinion of the audit committee, if any."*

1.2. Voting Right

Initially, it is found that Eletrobras' preferred shares do not grant their holders the right to vote at meetings, according to Article 8[9], subsection II of the Company's Articles of Incorporation[10].

[9] Article 8. Eletrobras' shares shall be:
(...)
II - preferred, registered shares without right to vote in General Meetings.

In this regard, it is found that the prohibition of voting by preferred shareholders in general meetings is mitigated by Law No. 6404/76, as these shareholders will acquire the right to vote, if the company fails to pay to them the set or minimum dividends to which they are entitled, a right that they shall keep until the payment of such dividends. This is inferred by the provisions under Article 111, Paragraph 1[11] of Law No. 6404/76.

In this regard, the Management Proposal states that:

> *"Owing to the loss posted by the Company in the accounting year ended December 31, 2017, and consequent nonpayment of dividends in said year, exceptionally, based on Article 111, paragraph one of the Corporations Act, preferred shareholders shall be entitled to vote on all items of the agenda, but not to participate in the separate election for the office in the Board of Directors and in the Fiscal Board earmarked for the shareholders owning ordinary shares, and for the controlling shareholder, in accordance with Articles 32 and 50 of the Company's Articles of Incorporation."*

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote voting provided for in the sole paragraphs of Articles 121 and 127 of Law No. 6404/1976, introducing into the Brazilian capital market a tool for distance voting referred to as ballot paper.

In this vein, the ballot paper for remote voting became mandatory[12]for publicly traded companies with shares listed on the stock exchange.

[10] "**Article 4** - Each ordinary share shall correspond to one vote in the deliberations of the general meeting.
Sole Paragraph. Preferred shares shall not have voting rights, shall be entitled to:
(...)
IV the right to elect and dismiss a member of the Board of Directors in a separate vote, under the conditions established in Law 6404/76 and its amendments."

[11] "Article 111. The Articles of Incorporation may fail to grant the preferred shares some of the rights recognized to the ordinary shares, including voting rights, or grant it with restrictions, subject to the provisions under Article 109.
Paragraph 1 Preferred shares without entitled to voting shall acquire the right to exercise such right if the company, over the period established in the Articles of Incorporation, does not exceed three (3) consecutive years, fails to pay the set or minimum dividends to which they are entitled, and such right shall be maintained until payment, if such dividends are not cumulative, or until the cumulative arrears are paid."

[12] Article 21-A. The shareholder may exercise the vote in general meetings by completing and delivering the ballot paper.
Paragraph 1 Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:
I – in the event of the general meeting;
II - whenever the general meeting is called to deliberate on the election of members:
a) of the fiscal board; or

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary general meeting and the general meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Board, abiding by the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for general meetings convened to deliberate on other matters, at the discretion of the company.

Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Remote Voting Bulletin, pursuant to the provisions under Article 21-F of said Instruction.

2. Business Object of General Meeting

In accordance with Article 131 of Law No. 6404/76[13], the General Meeting is ordinary (AGO) when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special ("AGE") in the other cases[14].

In addition, AGO should mandatorily be held annually, in the first four months following the end of the accounting year, to deliberate exclusively on the matters listed in the subsections of Article 132 of Law No. 6404/76, as transcribed below:

> *"I - take the accounts of the administrators, examine, discuss and vote the financial statements;*
> *II - resolve on the allocation of the net profit of the year and the distribution of dividends;*
> *III - elect the managers and members of the fiscal board, when applicable;*
> *IV - approve the inflation adjustment of the capital (Article 167)."*

Once the general questions are resolved, we will examine the legal aspects of the Call for Bids and Management Proposal regarding Eletrobras' AGO.

---

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Law No. 6404, of 1976; and
III - whenever a special general meeting is called to occur on the same date scheduled for the general meeting.
Paragraph 2 Without prejudice to the provisions of subsection II of Paragraph 1, the company may allow the remote ballot paper at any special general meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

[13] Article 131. The general meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

[14] Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) general meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

Regarding item 1, referring to the managers' accounts, it should be noted that this is a matter provided for under Article 132, subsection II of Law No. 6.404/76, therefore, it is legally possible to deliberate the issue at an AGO, and there are no relevant legal issues to be addressed.

With regard to item 2, which covers the proposal of the Company's management to allocate the income of the year, we may not issue our opinion on it owing to the contracting of an external legal opinion prepared by Professor NELSON EIZIRIK to analyze such allocation intended, attachment.

With regard to Item 3, the election of the members of the Board of Directors, according to Article 146 head provision[15] of Law No. 6404/76, which natural persons may only be elected to hold this position if they fulfill the provisions under Article 147[16] of this same legal provision, which deals with the requirements for investiture in management positions of companies, as well as ineligibility hypotheses, under the terms defined by CVM Instruction 367, dated May 29, 2002[17]. Accordingly, in accordance with the aforementioned regulations, the board member, upon taking office, shall, in addition to signing the Instrument of Investiture, submit the statements provided for in CVM Instruction.

---

[15] Article 146. Natural persons may be elected to members of the administrative bodies, and the directors shall reside in Brazil."

[16] "Article 147. When the law requires certain requirements for the investiture in a company management position, the general meeting may only elect persons who have produced the necessary evidence, from which an authentic copy will be filed at the registered office.
Paragraph 1 Persons shall be disqualified for management offices, or those impeded by special law or convicted of bankruptcy, prevarication, bribery, bribery, embezzlement, embezzlement, against the popular economy, public faith or Property or the criminal penalty that prevents, even temporarily, access to public office.
Paragraph 2 Persons shall also be disqualified for management offices of corporations if established as that by an act of the Securities Commission.
Paragraph 3 The director should have a trustworthy reputation, and except when exempt by a shareholder's meeting, there may not be election of those who:
I - hold positions in companies that may be considered competitors in the market, especially in advisory board, board of directors or audit committees; and
II - has conflict of interest with the company.
Paragraph 4 Evidence of compliance with the conditions set forth in paragraph 3 shall be made by means of a declaration signed by the director elected under the terms established by the Securities Commission (CVM), taking into consideration to the provisions under Articles 145 and 159, under the penalties of the law."

[17] Article 2 Upon taking office, the board member of a publicly-held company shall, in addition to signing an Instrument of Investiture, produce a declaration, made under the penalties of the law and in a proper instrument, which shall be filed at the company's headquarters, that:
I - is not prevented by special law, or condemned for bankruptcy crime, of prevarication, bribe or bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty that prevents, even if temporarily, his/her access to public office, as provided for in paragraph 1 of Article 147 of Law No. 6404/76;
II - the temporary suspension or disqualification imposed by the Securities Commission, which makes it ineligible for management positions as a publicly-held company, as set forth in Para 2 of Article 147 of Law No. 6404/76;
III - meets the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76;
IV - does not occupy a position in a company that may be considered a competitor of the company, and does not have or represent an interest conflicting with that of the company, in the form of items I and II of paragraph 3 of Article 147 of Law No. 6404/76.

Additionally, with the advent of Law 13303/2016, it is necessary that the members of the Board of Directors meet the requirements set forth in Article 17 of such Law, which provides as follows:

> "Article *17. The members of the Board of Directors and the nominees for the positions of officer, including President, General Officer and Chief Executive Officer, shall be chosen among citizens of unimpeachable reputation and of well-known knowledge, and one of the requirements of letters "a," "b," and "c" of subsection I and, cumulatively, the requirements of items II and III:*
>
> *I - having professional experience of at least:*
>
> *a) 10 (ten) years, in the public or private sector, in the area of business of the government-owned company and government-controlled company or in an area related to that for which they are appointed in a senior management office; or*
>
> *b) 4 (four) years occupying at least one of the following positions:*
>
> *1. position of management or senior management in a company of similar size or type to that of a government-owned company or government-controlled company, with the position of senior management being understood as being situated in the two (2) highest non-statutory hierarchical levels of company;*
>
> *2. a commission or trust position equivalent to DAS-4 or higher, in the public sector;*
>
> *3. position of lecturer or researcher in areas of business of the government-owned company or government-controlled company;*
>
> *c) 4 (four) years of experience as a self-employed professional directly or indirectly engaged in the area of business of the government-owned company or government-controlled company;*
>
> *II - having an academic background consistent with the position for which he/she was appointed; and*
>
> *III - not falling under the cases of disqualification provided for in the letters of subsection I of the head provision of Article 1 of the Complementary Law No. 64, dated May 18, 1990, as amended by Complementary Law No. 135, dated June 4, 2010.*
>
> *Paragraph 1 The statute of government-owned company, government-controlled company, and its subsidiaries may provide for the contracting of civil liability insurance by the managers.*
>
> *Paragraph 2 Appointing the following to the Board of Directors and executive board is forbidden:*
>
> *I - a representative of the regulatory body to which the government-owned company or government-controlled company is subject, as Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent connection with the public service, of a special nature or senior management and advice in the public administration, of statutory officer of political party, and holder of an*

office in the Legislative Branch of any federation entity, even if under a license from such office;

II - a person who has acted for the last 36 (thirty-six) months as a participant in the decision-making structure of a political party or in work connected to the organization, structuring, and performance of an electoral campaign;

III - a person that holds a position in a labor's union;

IV - a person who has signed a contract or partnership, as supplier or buyer, applicant or offeror, of goods or services of any nature, with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself for less than three (3) years prior to the date of appointment;

V - a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself.

Paragraph 3 The seal provided for in Item I of Paragraph 2 extends also to blood relatives or similar up to the third degree of the persons mentioned therein.

Paragraph 4 Elected administrators should participate, in the investiture or on an annual basis, in specific training on corporate and capital market laws, or else those of disclosure of information, internal control, code of conduct, Law No. 12846, dated August 1, 2013 (Anti-Bribery Law), and other issues connected to the activities of the government-owned company or government-controlled company.

Paragraph 5 The requirements set forth in subsection I of the head provision may be dispensed with in the case of appointment of an employee of the government-owned company or government-controlled company for the position of manager or as a committee member, provided that the following minimum requirements are met:

I - the employee has joined the government-owned company or government-controlled company by means of a public competition with tests or production of evidence and degrees;

II - the employee has more than 10 (ten) years of effective work in the government-owned company or government-controlled company;

III - the employee has held a position in the senior management of the government-owned company or government-controlled company, proving its capacity to undertake the responsibilities of the positions referred to in the head provision."

It should be noted that, at the time of the election, the provisions of Article 22 of Law No. 13303/2016, to wit:

"Article 22. *The Board of Directors should be comprised of at least 25% (twenty five percent) of independent members or at least one (1), if there is a decision on the exercise of the multiple voting power by the minority shareholders, pursuant to [Article 141 of Law No. 6404, dated December 15, 1976](#).*

Paragraph 1 The independent director is characterized by:

I - having no connections with the public company or the government-controlled company, except for equity interest;

II - not being a consanguineous spouse or relative, up to the third degree or by adoption, as chief of the Executive Branch, Minister of State, Secretary of State or Municipality or manager of the public company or government-controlled company;

III - not having, over the last Three (3) years, a relationship of any kind with the public company, government-controlled company or its controlling shareholders, which may jeopardize its independence;

IV - in the last Three (3) years, having not been an employee or officer of the public company, government-controlled company or controlled, affiliated company or subsidiary of the public company or government-controlled company, except for exclusive relationship with public education or research institutions;

V - not being a supplier or purchaser, either direct or indirect, of services or products of the public company or government-controlled company, which would imply loss of independence;

VI - not being an employee or manager of a company or entity that is offering or demanding services or products from the public company or government-controlled company, in order to imply loss of independence;

VII - not receiving any other compensation from the public company or government-controlled company other than that connected to the position of director, except for cash proceeds from capital interest.

Paragraph 2 When, as a result of compliance with the percentage mentioned in the head provision, there may be fractional number of directors, rounding up to the whole number shall be done:

I - immediately higher, when the fraction is equal to or greater than 0.5 (five tenths);

II - immediately below, when the fraction is less than 0.5 (five tenths).

Paragraph 3 The number of vacancies assigned to independent members shall not include those held by board members elected by employees, pursuant to Paragraph 1 of Article 19.

Paragraph 4 The number of vacancies for independent members shall include those who are elected by minority shareholders, pursuant to Paragraph 2 under Article 19."

It should be noted that publicly-held companies have a duty to make available data on persons appointed or supported by management or controlling shareholders to other shareholders, including but not limited to the appointees' resumes, to enable an informed decision of the minority shareholder, pursuant to Article 10[18], of CVM Instruction No. 481/2009.

Still with regard to Item 3, it should be noted, under the terms of Article 239[19] of Law No. 6404/76, that government-controlled companies, such as Eletrobras, shall mandatorily have a Board of Directors, ensuring the minority the right to elect one of the directors, if it is not entitled to a larger number by the multiple vote process.

Lastly, it should be noted that Article 32[20] of the Articles of Incorporation establishes that it is the competence of the general meeting to elect the chairman of Eletrobras' Board of Directors.

Thus, there are no legal obstacles to the deliberation of this agenda item.

With regard to item 4, election of members of the Fiscal Board, Law 6404/76 establishes, in its Article 162[21] that only natural persons residing in Brazil, university graduates, or those who have exercised for a minimum period of three years the position of company manager or fiscal director, may be elected to the Fiscal Board, with the election of members of management bodies and employees of the company or controlled company or of the same group being prohibited, not to mention the spouse or relative up to third degree of the company manager. In the same sense there is provision under Paragraph 1 of Article 26[22] of Law No. 13303/2016.

[18] Article 10. Whenever a general meeting is called to elect managers or members of the fiscal board, the company should provide:
I - at least the information indicated in items 12.5 to 12.10 of the reference form, in relation to candidates appointed or supported by management or by controlling shareholders; and
II - the ballot paper of distance, in the hypotheses referred to in Article 21-A.

[19] Article 239. Government-controlled companies shall have a Board of Directors, with the minority having the right to elect one of the directors, if more are not available to them through the multiple vote process.

[20] Article 32. The Board of Directors shall comprise eleven (11) members, elected by General Meeting, which shall appoint the Chairman amongst them, with a unified management term of two (02) years. Three (03) reappointments shall be allowed at the most. It shall therefore be formed as follows:

[21] Article 162. Only natural persons residing in Brazil can be elected to the fiscal board, or else university graduates, or those who have worked for a minimum term of three (3) years as company managers or fiscal directors.
Paragraph 1 In places where there are not enough qualified persons to hold the office, the judge shall dismiss the company in compliance with the requirements established in this article.
Paragraph 2 In addition to the persons listed in the paragraphs of Article 147, the members of the management bodies and employees of the company, or those of a controlled company or of the same group may not be elected to the fiscal board, which includes the spouse or relative up to third degree of THE company manager.

[22] Article 26. In addition to the rules set forth in this Law, the provisions set forth in Law no. 6.404, dated December 15, 1976, regarding its powers are applicable to the members of the Fiscal Board of the government-owned company and government-controlled company, duties and responsibilities, requirements and impediments to investiture and compensation, in addition to other provisions established in said Law.

It should be noted that there may also be applicability of the provisions under Article 147[23] of Law No. 6404/76.

Still with respect to the Fiscal Board, Paragraph 2 of Article 26[24] of Law No. 13303/2016 establishes that the Fiscal Board shall be comprised of at least one member appointed by the controlling entity, who shall be a public servant with a permanent connection with the public administration.

Besides, it should be noted that Article 240[25] of Law No. 6404/76 establishes that one of the members and respective alternate of the Fiscal Board of government-controlled companies shall be elected for minority ordinary shares and the other by preferred shares, if any.

With regard to item 5, it should be noted that the establishment of the compensation of the managers and the Fiscal Board, although this matter is not expressly listed in the list of Article 132, under the responsibility of AGO, since the managers' compensation, and that of the members of the Fiscal Board, should have a forecast in the budget, which must also be approved in said bidding, otherwise it shall not reliably represent the Company's expenses. Furthermore, the compensation is a matter arising under subsection III of Article 132 of Law No. 6404/76, which, when providing for the election of managers, usually already includes the respective compensation.

Jurist Modesto Carvalhosa states in the same sense, as follows:

Paragraph 1 - They may be individuals, resident in Brazil, with academic qualifications consistent with the exercise of the office and who have exercised, for a minimum period of three (3) years, a management or advisory position in the public administration or position of tax director or company manager.

[23] Article 147. When the law requires certain requirements for the investiture in a company management position, the General meeting may only elect persons who have produced the necessary evidence, from which an authentic copy will be filed at the registered office.
Paragraph 1 Persons shall be disqualified for management offices, or those impeded by special law or convicted of bankruptcy, prevarication, bribery, bribery, embezzlement, embezzlement, against the popular economy, public faith or Property or the criminal penalty that prevents, even temporarily, access to public office.
Paragraph 2 Persons shall also be disqualified for management offices of corporations if established as that by an act of the Securities Commission.
Paragraph 3 The director should have a trustworthy reputation, and except when exempt by a shareholder's meeting, there may not be election of those who:
I - hold positions in companies that may be considered competitors in the market, especially in advisory board, board of directors or audit committees; and
II - has conflict of interest with the company.
Paragraph 4 Evidence of compliance with the conditions set forth in paragraph 3 shall be made by means of a declaration signed by the director elected under the terms established by the Securities Commission (CVM), taking into consideration to the provisions under Articles 145 and 159, under the penalties of the law.

[24] Article 26. (...)
(...)
Paragraph 2 The Fiscal Board shall have at least one (1) member appointed by the controlling entity, who shall be a public servant with a permanent connection with the public administration.

[25] Article 240. The functioning of the fiscal board shall be permanent in the government-controlled companies; one of its members, and its alternate, shall be elected for the minority ordinary shares, and the other one for the preferred shares, if any.

> *"The general meeting is the only competent body to set the overall compensation of both the directors and officers. The Articles of Incorporation only establishes some parameters, bases or criteria for the deliberation at the general meeting.*
>
> *The powers to determine the direct and indirect compensation and also the non-statutory share of the managers in the company profits are of the ordinary general meeting, and should do so concurrently with the election of the managers and, if applicable, annually, when one of their terms of office expires.*[26]"

In due time, the provisions of Law No. 6404 / 76, in the sense that the compensation of board directors and fiscal directors shall be set at the General Meeting, pursuant to Articles 152[27] and 162, Paragraph 3[28] respectively, of said law, so that there is no obstacle to deliberation of the matter in the AGO.

Lastly, regarding the compensation of the members of the Audit and Risks Committee of the Company, Article 16[29], subsection III of Eletrobras' Articles of Incorporation is the subject matter of the general meeting.

It should also be noted that approving or not the terms of the Management Proposal reviewed hereunder stands as a question of administrative merit, lacking legal status. Therefore, this analysis is not the responsibility of this advisory, being in charge of the judgment of convenience and timeliness of the manager.

[26] CARVALHOSA, Modesto. *Comentários à Lei de Sociedades Anônimas.* São Paulo: Saraiva, 2009, v. 3. p. 263.

[27] Article 152. The general meeting shall determine the total or individual amount of the directors' compensation, including benefits of any nature and representation fees, taking into account their responsibilities, the time spent on their duties, their professional competence and reputation, as well as the value of their services in the market.
Paragraph 1 The company's Articles of Incorporation that establishes the mandatory dividend in twenty-five percent (25%) or more of the net profit, may attribute to the managers a share in the company's profit, provided that its total does not exceed the annual managers' compensation nor 0.1 (one tenth) of profits (Article 190), whichever is the lower.
Paragraph 2 The managers shall only be entitled to sharing of the profit of the accounting year in which the mandatory dividend referred to in article 202 is attributed to the shareholders.

[28] Article 162 (....)
(...)
Paragraph 3 The compensation of the fiscal board's members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the general meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

[29] Article 16. The Ordinary General Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously fixed to:
(...)
III - to elect and remove the members of the Board of Directors and those of the Audit Committee, and set the remuneration of the administrators and of the Audit Committee, when applicable, observing the applicable laws.

It should be noted that the legal opinion set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Attorney General of the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, in compliance with the above considerations and in view of the favorable positioning of the competent Departments, the Management Proposal for the 59th General Meeting of Eletrobras continues to be cancelled, without prejudice to the responsibility of the consulting area in relation to its content, since the content of such document is the responsibility of the Financial Department.

For appraisal of higher instance,

Cristiane Vieira de Paiva Villela

Eletrobras

MEMORANDUM

Date: FEV/20/2019

PRJE 038/2019

From: Luiz Antônio Pereira Madeira

To: Patricia Maria Meireles Gralha - Manager of PRJE (deputy).

Subject: Issue of the Term of Office of the Fiscal Directors and Board Directors based on Law 13303/16.

Reference: PREC Memorandum No. 048 dated February 13, 2019
EMP No. 0106/2019.

Annex 13

I – REPORT

PREC Manager forwards, through the memorandum in question, a query regarding the term of office of the Fiscal Board's members, considering the unified term of office of the members of the executive board of Eletrobras (DEE) and that of members of the board of directors (CA), based on Law 13303/16 and other applicable regulations.

He informs that the understanding of the governance area is that the similarity of what is established in Article 13, subsections VI and VIII of Law 13303/16[1] for the members of both CA and DEE, the CF's members should comply with a unified term of office, although the Public Corporations Act and the Articles of Incorporation fail to expressly establish that.

We shall now examine the legal aspects that are underlying to the query hereby made.

II - GROUNDS

The Federal Constitution, in its article 173, Paragraph 1, of CRFB[2], after the amendment made by Constitutional Amendment No. 19 of 1998, established that the legal statute of public corporations that exploit the businesss activity or provide public utilities shall be established by

[1] Article 13. The law authorizing the establishment of the government-owned companies and government-controlled companies shall provide for guidelines and restrictions to be considered in the preparation of the company's Articles of Incorporation, especially: (...) VI - term of office of the members of the Board of Directors and of the appointees for the position of officer, which shall be unified and not longer than two (2) years, with a maximum of three (3) consecutive reappointments being allowed; (...) VIII - term of officer of the members of the Fiscal Council not exceeding 2 (two) years, with 2 (two) consecutive reappointments being allowed.

[2] Article 173. Except in the cases provided for in this Constitution, the direct conduct of businesss activity by the Government shall only be allowed when necessary, as for the imperatives of national security or the relevant collective interest, as establised under the law. Paragraph 1. The law shall establish the legal statute of the government-owned company, government-controlled company and its subsidiaries that exploit the businesss activity of production or trading of goods and service provision, providing for: (Drafting given by Constitutional Amendment No. 19 of 1998) (...) IV - the establishment and operation of the boards of directors and fiscal board, with the participation of minority shareholders; (Incorporated by Constitutional Amendment No. 19, 1998) V - terms of office, performance evaluation, and managers' responsibility (Included by Constitutional Amendment No. 19 of 1998)

law. Such law should provide for, among other rules, the establishment and operation of the boards of directors and fiscal board, as well as the terms of office, performance evaluation, and managers' responsibility, as per subsections IV and V respectively.

Such statute, also known as general public corporations' law, Law 13303/16, established in its article 13, subsections VI and VIII, specific rules applicable to the term of office of the members of the board of directors, board of executive officers and fiscal board of said institutions.

In a first reading of the law, a conclusion may be reached that the same applies to subsequent laws that authorize the establishment of such public corporation, not applying the public corporation already established, as is the case of Eletrobras, whose establishment authorizing law is the law no. 3890-A, dated April 25, 1961.

However, Gustavo Antunes[3] esxplains that such an interpretation would be misleading, and such law should also be applied to the public corporations now existing as follows:

> (...) this is the only place where the law provides for the terms of office and performance evaluation of managers, which is a mandatory item of legal statute of public corporations, for all public corporations according to Article 173 Paragraph 1 V of CRFB. Therefore, it is imperative that Article 13 is intepreted to apply to all public corporations without exception, as established in Article 24[4] of Decree 8945/16[5], both for new companies to be subsequently established, and for companies already existing on the date of enactment of Law 13303/16.
>
> For existing companies, the minimum content of Article 13 should be adapted directly in the Articles of Incorporation, without changing the establishing law. This applies even when there is expressly conflicting provision between the establishing law and law no. 13.303/16, as established by Article 63 of decree no. 8945/16[6]. This analysis refers to the fact that Law No. 13.303/16 is of higher hierarchy than that of the establishing law. Law No. 13303/16 was passed and

[3] Antunes, Gustavo Amorim. "Estatuto Jurídico das Empresas Estatais: Lei nº 13.303/16 comentada" – Belo Horizonte: Fórum, 2017. p. 193.

[4] Article 24. The Articles of Incorporation of the public corporation should establish the following minimum rules: (...) VI - unified term of office for the members of the Board of Directors, not exceeding two years, with a maximum of three consecutive reappointments being allowed; VII - unified term of office for the members of the Executive Board, not exceeding two years, with a maximum of three consecutive reappointments; (...) IX - term of office of the Fiscal Board members not excedding two years, with two successive reappointments at the most being allowed.

[5] It provides for, unde the scope of the Federal Government, Law 13303, dated June 30, 2016.

[6] Article 63. The adjustments required by this Decree do not change the specific laws on the public corporation, even if it includes a provision that conflicts with the provisions of Law 13303 of 2016.

> approved by the Congress as an ordinary law, but has constitutional prerogative to establish the legal statute of public corporations, which is provided for under Article 173, Paragraph 1, of the Constitution, which supersedes any contrary mechanism of the establishing laws of each public corporation. (...) To understand differently would be to admit that the establishing law could remove the legal statute of public corporation for a specific company, which would render innocuous the constitutional provision of unique rules for all these public corporations.

It should be noted that the Articles of Eletrobras was amended on November 30, 2017 to contemplate the innovations brought by the general public corporations law (Law 13303 of June 30, 2016).

The query consists in knowing whether it is possible to apply article 13, subsection VI, by analogy, to the Fiscal Board's members, the rule of assigning unified term of office, as is the case of the Board of Directors' members and that of the Executive Board's members, provided that Article 13, item VII, does not make such provision.

Under the current rules, as per the current Articles of Incorporation of Eletrobras, the members of the Board of Directors (CA) have a term of office of 02 (two) years, up to 03 (three) reappointments, according to Article 32[7]. The same applies to the members of the Executive Board of Eletrobras (DEE), who also hold a term of 02 (two) years, up to 03 (three) reappointments, according to Article 42[8]. In turn, the members of the Fiscal Board (CF) hold an office of two (02) years, and two (02) reappointments are allowed as per Article 50[9].

The regulation of the new market of B3 in Article 14[10] requires companies listed in this segment to have a board of directors with a unified term of office of up to two years. Law 13303/16 also applied this rule to directors, which was reflected in the Eletrobras' Articles of Incorporation.

[7] Article 32. The Board of Directors shall comprise eleven (11) members, elected by Shareholders' Meeting, which shall appoint the Chairman amongst them, with a unified management term of two (02) years. Three (03) reappointments shall be allowed at the most. It shall therefore be formed as follows: (...)

[8] Article 42. The Executive Board shall be comprised of the Chairman and up to six (06) six officers, respecting the minimum number of three (03) members, all elected by the Board of Directors, with a unified management term of two (02) years, with a maximum of three (03) consecutive reinstatements being allowed.

[9] Article 50. The permanent Fiscal Council shall be comprised of five (05) members and their respective alternates, elected by the Annual General Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for two (02) year terms. Two (02) consecutive reappointments are allowed. Therefore, the Fiscal Council shall be formed as follows: (...)

[10] Article 14 The company shall establish in its Articles of Incorporation a unified term of office of not more than two (2) years, with the possibility of re-election, for the members of its board of directors.

It should be noted that the Articles of Incorporation does not provide for the validity of the term of office of the members of the board of directors to be unified with the term of validity of the members of the executive board. What the Articles expressly establishes is that the term of office of the members of the board of directors be unified among the directors. The same is true for members of the executive board.

It could not be otherwise, since the officer are elected by the board of directors, so it is assumed that the term of office of the members of the board of directors comes into force before their term of office by a logical question.

Thus, the concept of unified term of office set for the Board of Directors and for the Executive Board should be addressed hereunder. Such concept consists in the establishment of the term of office in which the initial mark will be the date of investiture of the first board member or the first officer. In that being so, all the next directors or officers, regardless of the date of investiture shall have the same term of office of the first one.

Such understanding is advocated by Gustavo Antunes[11] when it states as follows:

> The unified term of office requires that the end date be always the same for all members, including in case of possible substitution. This facilitates the management and integrates the board. The date of commencement of the office may be different in the case of substitution of a manager during its management. It should be noted, however, that unification is only internal to each body separately: all members of the board of directors on one side, and all members of the executive board on the other.

In this context, Article 24 of Decree 8945/16, which provides for Law 13303/16, chose to separate the unified term of office of these two bodies into two different subsections.[12]

Said author also states[13]:

> Article 161 of Law 6404/76[14] provides for the term of office of the fiscal board until the first shareholders meeting - AGO after its election. Since this board is

[11] Antunes, Gustavo Amorim. "Estatuto Jurídico das Empresas Estatais: Lei nº 13.303/16 comentada" – Belo Horizonte: Fórum, 2017. p. 215.

[12] Article 24. The Articles of Incorporation of the public corporation should establish the following minimum rules: (...) VI - unified term of office for the members of the Board of Directors, not exceeding two years, with a maximum of three consecutive reappointments being allowed; VII - unified term of office for the members of the Executive Board, not exceeding two years, with a maximum of three consecutive reappointments; (...) IX - term of office of the Fiscal Board's members no longer than two years, with two consecutive reappointments at the most being allowed

[13] Ibidem p. 217.

> originally elected at an AGO that is annually held in the same period, in March or April, it should be noted that the corporate law attributed an annual term of office to the fiscal board. This period was considered short by the legislator that authorized its extension for up to two years.

Thus, the term of office of the fiscal directors in public corporations that were stock corporations before the establishment of Law 13303/16 was governed by Law 6404/76, which provided for an annual term in the unified practice, since it was effective since the appointment in the original shareholder's meeting until its final term at the next shareholder's meeting, unless there was dismissal of any or all members before the final term by decision of AGE.

With the establishment of Law 13303/16, as a later and specific law applicable to public corporations, such provision under article 161, paragraph 5 of Law 6404/76 had its effectiveness with regard to public corporations, because of the specialty of the later provision as established in article 2 of the law to introduce the rules of Brazilian law[15] (Law 4657/42).

The provision establised in article 161, paragraph 5 of law 6404/76 was not repealed, as it continues to be applied to companies that are not public corporations. However, its effectiveness is hindered when it comes to public corporations, considering the specific application of article 13, subsection VIII, of law 13303/16 checked against Article 24, subsection IX, of decree no. 8945/16.

In a Special Appeal judged by Justice Castro Meira, the Superior Court of Justice had already rendered that the institutes be distinguished from the analogy, as provided for in Article 4 of the law of introduction to the rules of the Brazilian Law[16], of extensive interpretation:

> 3. One can not confuse analogy with analog or extensive interpretation. The analogy is a technique of integration, that is, a resource that the legal operator uses in the face of a void in the legal system. The interpretation, whether extensive or analogical, aims to unveil the meaning and scope of the rule, and

[14] Article 161 Paragraph 5 The members of the fiscal board and their alternates shall hold office until the first shareholders' meeting held after their election and may be re-elected.

[15] Article 2 If it is not intended for temporary validity, the law shall remain in force until another is amended or revoked. Paragraph 1 The subsequent law revokes the former when it expressly declares it, when it is inconsistent with it or when it fully provides for the matter that hindered the previous law. Paragraph 2 The new law, which establishes general or special provisions alongside existing ones, does not revoke or modify the previous law.

[16] Article 4 When the law does not provide for a given case, the judge will decide the case according to analogy, customs and general principles of law

> then define its extension. The riule exists, and the interpretive method is necessary only to define its limits.[17]

It is understood that such thinking is recurrent, and can be found under the same formats in Brazilian legal system, as can be seen from the explanations of Luciano Amaro[18]:

> The difference would be that, in the analogy, the law would not have taken the hypothesis into account, but if it had done so, it was supposed to have given it the same discipline; even in the extensive interpretation, the law would have inteneded to cover the hypothesis, but because of the poor wording of the text, it left the situation outside the express scope of the rule, making it necessary for the enforcer to reconstitute its scope.

And continues

> (...) the distinction depends on an incursion into the rationale of the legislator, since it is ultimately based on whether the legislator 'thought' or not in regards to a given hypothesis, in order to apply the extensive interpretation in the first case, in the second, analog integration.

The quotations present two hypotheses that distinguish one institute from the other: when the law fails to provide for a given case, at which point analogy and integration work, or when the law is poorly written, at a time when it is interpreted extensively or analogously.

In this case, it seems not to be the case of analogy or extensive or even analogical interpretation. This is because it is a phenomenon of utilization of the specialty criterion before the apparent conflict between rules (antinomy), where the application of the generic rule, which in practice provides for the unified term, in view of the existence of a specific rule that, when providing for the same matter, fails to make such provision.

It should be also considred that law 13303/16 itself provides for the application of 6404/76 in a subsidiary form in its Article 5[19], thus resulting in the application of this law in what is not contrary to that provided for in said law.

Such a solution would be different if there were specific provision in Eletrobras' Articles of Incorporation, as in the BNDES's Articles, which expressly provides for the unified term of

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[17] STJ, 2nd Panel, Special Appeal 121.428/RJ, Rapporteur Justice Castro Meira, Jun/04.

[18] AMARO, Luciano. "Direito tributário brasileiro." 14. ed. São Paulo: Saraiva, 2008. P. 212.

[19] Article 5. The government-controlled company shall be incorporated in the form of a stock company and, subject to the provisions of this Law, shall be subject to the system established by Law 6404, dated December 15, 1976.

office for the members of the fiscal board.[20] This is because Decree 8945/16 confers the statute of freedom for such purpose, as in its Article 24, already mentioned.

The institute is also driven away from the extensive interpretation, since a restrictive rule, such as the rule in question, which restricts the right of board members and officers, cannot be interpreted extensively in order to encompass the fiscal directors, according to the principle of legal hermeneutics.

Thus, it is concluded that there is no longer any provision or obligation for the term of office of the members of the fiscal board to be unified, with the application of the analogy or extended interpretation, in the absence of a rule expressly stated in the Public Corporations Act or in the Articles of Incorporation of Eletrobras.

It should be underscored that the understanding now considered stands as a mere opinion, and that seemed to us more in line with the applicable laws.

III - CONCLUSION

In view of the foregoing, in compliance with the adjudication on the merits[21], it is concluded, in response to the query herein made, that there is no analogy with regard to the application of unified term of office of Eletrobras' fiscal directors.

For appraisal of higher instance.

Luiz Antônio Pereira Madeira
PRJE Lawyer

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[20] Article 24. The Fiscal Board of BNDES will be comprised of three members and three alternates, all with a unified term of two years, two (2) consecutive reappointments being allowed, two effective members and respective alternates appointed by the Minister of State for Planning, Development and Management, and an active member and respective alternate appointed by the Minister of Finance, as representatives of the National Treasury, elected by the Shareholder's Meeting, in any of the cases

[21] In "Direito Administrativo Brasileiro", MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29ª ed., pág. 152/153: "(...) The administrative merit is therefore based on the assessment of the motives and the choice of the object of the act, made by the Administration in charge of its practice, when authorized to decide on the convenience, timeliness and justice of the act to be performed.

In "Direito Administrativo", GASPARINI, Diógenes, São Paulo, Saraiva, 9ª edição, 2004, p. 94: "Discretionary shall be the administrative acts carried out by the Public Administration, in accordance with one of the behaviors that the law so establishes. Thus, it is the responsibility of the Public Administration to choose the said behavior. Such choice is based on the criterion of convenience and timeliness, i.e., on the merits. There is convenience whenever the act is of the interest, its convenient or meets the public interest. There is timeliness when the act is performed in the right moment to meet the public interest."

Eletrobras

Date: February 13, 2019

MEMORANDUM

PREC – 048/2019

De: Ronaldo Garcia Barboza - PREC

To: Andre de Avellar Torres – PRJE

Subject: Legal Opinion – Issue of the Term of Office of the Fiscal Directors and Board Directors based on Law 13303/16.

ANNEX 14

I hereby request a legal opinion concerning the issue of the term of office of the Fiscal Directors vis-à-vis the Board Directors, based on Law 13303/16, and other applicable regulations.

Article 13 of Law 13303/16 establishes that the law authorizing the establishment of a public corporation should provide for the guidelines and restrictions that should be considered in the preparation of the Articles of Incorporation, and illustrates what the corporate document in question should establish.

In this case, we highlight subsections VI and VIII, which set forth the term of office of Directors and Officers, and VI, which establishes that of the Fiscal Directors. For the first group, it establishes that three reappointments may be made at the most, for a term of office of 2 years, and this **will be unified**. For the second group, the distinction is in the number of reappointments, up to two (2), and in the absence of express information about the unification of the term of office.

In the text of the minutes of election of Mr. Eduardo Coutinho Guerra, there was no provision for the end of the term of office, but the term of investiture sets forth that its term of office shall be up to 2020, which, in principle, is consistent with the applicable laws, owing to the absence of requirement for a unified term for this body.

The understanding of the Governance area is that, similarly to CA, CF should also accomplish a unified term, although the Public Corporations Act and the Articles of Incorporation fail to expressly establish that, as in the case of the Board of Directors and the Board of Executive Officers.

Therefore, the question hereby referred concerns the matter if there is room to interpret that, by analogy, the Fiscal Board should also have its unified term of office, although there is no legal nor Articles provision. If yes, as in this material case, the term of office of the director in question may be changed, so that it is automatically closed at the next Shareholders' Meeting.

In view of the foregoing, I hereby request that it be analyzed and an opinion be issued on such question.

Sincerely,

Ronaldo Garcia Barboza

Date: February 13, 2019

MEMORANDUM

PREC – 048/2019

Corporate Governance

ANNEX 15

DESTINATION OF THE NET INCOME OF THE YEAR AND DISTRIBUTION OF DIVIDENDS.

Opinion requested by **Centrais Elétricas Brasileiras S.A. – Eletrobras** and prepared by **Nelson Eizirik**.

Rio de Janeiro, March 26, 2019.

I – INQUIRY

Centrais Elétricas Brasileiras S.A. – Eletrobras ("Eletrobras", "Company" or "Client") has requested us to prepare a Legal Opinion on the proposal of destination of profits obtained by the Company in fiscal year 2018, which will be presented by the Company's management at the General Shareholders' Meeting scheduled to be held on April 29, 2019, under the terms of the inquiry transcribed below ("Inquiry"):

> ***"1 – Company's Profile:***
> *Centrais Elétricas Brasileiras S/A – ELETROBRAS is a government controlled and publicly-held private company, controlled by the Brazilian federal government, which holds 51.00% of its common shares. The major holding of the electricity sector in Latin America, ELETROBRAS also trades shares in São Paulo Stock Exchange (Bovespa), New York Stock Exchange (NYSE), under ADRs level 2, and in Madrid Stock Exchange (LATIBEX). Ever since its foundation, in 1962, ELETROBRAS' purpose is to develop surveys, projects, build and operate power plants, transmission lines and electricity distribution plants.*
> *In the electricity generation and transmission segments, ELETROBRAS Holding holds the shareholding control of the following companies: Eletrobras CHESF, E. FURNAS, E. ELETRONORTE, E. ELETRONUCLEAR, E. ELETROSUL and CGTEE. In addition, Eletrobras Holding controls Eletrobras Participações S.A. – E. ELETROPAR and, under a joint regime, ITAIPU Binacional, under the terms of the International Treaty entered into between Brazil and Paraguay. In the electricity distribution segment, ELETROBRAS has operated through the following companies: Eletrobras Distribuição Acre (ELETROACRE), E. Distribuição Alagoas (CEAL), E. Distribuição Amazonas (AMAZONAS Energia), E. Distribuição Piauí (CEPISA), E. Distribuição Rondônia (CERON) and E. Distribuição Roraima (BOA VISTA Energia), all of which have been recently sold. In addition, ELETROBRAS carries out research and development activities through the Electricity Research Center (*Centro de Pesquisas de Energia Elétrica *– Eletrobras CEPEL), created 38 years ago and considered the greater institution of its kind in the Southern Hemisphere.*

This group of companies comprises ELETROBRAS System, which, on September 30, 2018, had installed capacity of 48.474 MW – 30% of the total Brazilian installed capacity, distributed between 133 power plants. Its transmission lines were, on such date, 65.173 km long, which corresponds to approximately 47.9% of the Brazilian transmission line network with voltage greater than or equal to 230kv. ELETROBRAS System has an integrated operation, and its policies and guidelines are established by its Board of Directors.

*ELETROBRAS also sells electricity and manages contracts under PROINFA (the Electricity Alternative Sources Incentive Program (*Programa de Incentivo às Fontes Alternativas de Energia Elétrica, or *'PROINFA'), the main purpose of which is to increase the amount of electricity generated by wind farms, small hydroelectric plants (PCH) and biomass in the Brazilian Interconnected System (*Sistema Interligado Nacional*, or 'SIN').*

2 – History

In the 1990's, in addition to its historic electricity generation and transmission operations, ELETROBRAS also started to operate as an electricity distribution company, upon legal determination and on a temporary basis, through companies owned, at the time, by the states of Alagoas, Piauí, Rondônia, Acre, Roraima and Amazonas, as well as other companies that had been privatized in the past.

*The privatization of such Distribution Companies (CEAL, CEPISA, CERON, Eletroacre, Boa Vista and Amazonas Energia, hereinafter referred to as 'DISTRIBUTION COMPANIES') was resumed in 2016 through Decree No. 8,893/2016, which classified their privatization as a priority under the Brazilian Government's Investment Partnership Program (*Programa de Parcerias de Investimentos, *or 'PPI').*

Law No. 13,360/2016 which amended Law No. 12,783/2013 in order to enable companies directly or indirectly controlled by the federal, state, municipal governments and the Federal District whose concessions have not been extended (which is the case of all six Distribution Companies of Eletrobras) to promote bidding processes, sets forth that the Federal Government may privatize companies through a new bidding process of the concession, for a 30-year term, coupled with the transfer of the shareholding control of the concessionaire.

After that, Resolution No. 20 issued by the Investment Partnership Program Council ('CPPI') (as amended by CPPI Resolutions No. 28 and 29), approved all conditions for the privatization of all six (6) DISTRIBUTION COMPANIES, and provided that Eletrobras should adopt measures to reestablish the economic-financial condition of such companies, through the assumption and/or capitalization of debt, in the amount of approximately 20 billion, which was submitted to approval by the 170th Extraordinary Shareholders' Meeting of Eletrobras.

Eletrobras Distribuição Piauí was sold on July 26, 2018, and its shareholding control was transferred to Equatorial Energia on October 17, 2018. In the auction held on August 30, 2018, Energisa S/A bought Eletrobras Distribuição Rondônia and Eletrobras Distribuição Acre, and consortium Oliveira Energia bought Eletrobras Distribuição Roraima. The shareholding control of the distribution company from Rondônia was transferred on October 30, 2018, and the shareholding control of the distribution companies from Acre and Roraima were transferred on December 7 and 10, 2018, respectively. The auctions of the distribution companies from Alagoas and Amazonas were held on December 2018.

All DISTRIBUTION COMPANIES have excess of liabilities over assets, and the completion of sale of Cepisa, Ceron, Eletroacre and Boa Vista, in 2018, will have an economic impact on the 2018 results in the positive amount of approximately R$ 3 billion. During all the years in which the ownership interests of the DISTRIBUTION COMPANIES comprised Eletrobras' assets, the equity method to measure their accounts was adopted.

*Pursuant to applicable accounting rules (Technical Announcement No. 18, item 39, issued by the Accounting Announcements Committee (*Comitê de Pronunciamentos Contábeis*), when an investee has negative net worth, the equity method is suspended and, as the case may be, a provision for excess liabilities over assets is constituted, which procedure was adopted by Eletrobras with respect to the DISTRIBUTION COMPANIES.*

Upon the disposal of the DISTRIBUTION COMPANIES, Eletrobras will revert such provision by debiting the revenues that constitute the Net Income of the Year, which revenues will not be available considering that they result from the implementation of measures provided for in CPPI Resolution No. 20, approved at the 170th Shareholders' Meeting.

*In addition, the provision made in the previous years must be reverted in the 4th quarter of 2018 for Angra 3 Nuclear Plant project, as impairment and onerous contract, of approximately R$ 7 billion, as a result of review of the reference price of such Plant by the Brazilian Energy Policy Council (*Conselho Nacional de Política Energética*, or 'CNPE'). However, the revenues from such plant will only be available at Eletronuclear's cash as from 2025, the estimated year for beginning of the operation of the plant.*

Moreover, we found that entries were directly included in the accrued profits account, as a result of change of the accounting regime, especially the adoption of IFRS 9 and 15, which were not applied to the results of the Company, and, therefore, were not included in the net income of the year, to which proper allocation must be made, especially due to the fact that Eletrobras is a publicly-held company. Like the effects resulting from the privatization of the distribution companies, such amounts are not made available in the Company's cash.

Please note that the Company currently has a restricted financial condition, reason by which it is publicly promoting a divestiture program, and, the approaching possibility of having a high number of dividends after the constitution of the Reserves provided for in its Bylaws, in addition to the Legal Reserve, which jointly correspond to 56% of the Net Income of the Year, worsen the company's financial condition, when considering minimum mandatory dividends of 25%, and the portion which, at first, would be available for distribution, of approximately 20% of net income."

Based on the foregoing, the Client has made several Questions, which will be answered in Chapter II.3 of this Opinion, as transcribed.

II – THE OPINION

1 – THE MANDATORY DIVIDENDS SYSTEM AND THE PROHIBITION OF UNREASONABLE WITHHOLDING OF PROFITS

Corporations have, by definition, the essential purpose of obtaining profits, as referred to in article 2 of Law No. 6,404/1976 ("Brazilian Corporation Law")[1].

The main purpose of all corporations is to obtain profit through the economic activity they develop so that such profit may be periodically distributed among their partners[2].

The basic principle of distribution of profits to shareholders inspired the creation of Law No. 6,404/1976, as seen in several of its provisions.

Indeed, in addition to the determination that profit sharing is one of the fundamental rights attributed to shareholders (article 109, item I), the Brazilian Corporation Law, in an attempt to strengthen its effectiveness, provides for the mandatory dividend regime.

In this regard, article 202 of the Brazilian Corporation Law, by adjusting a distortion that resulted from previous legal provisions, when profits were permanently capitalized to the detriment of their distribution, provides that when a corporation obtains profits it is obliged to distribute a portion of them to its shareholders as dividends.

As provided for in the head provision of article 202 of the Brazilian Corporation Law, *"the shareholders have the right to receive, as mandatory dividends,*

[1] *"Article 2 - A corporation may have as its purpose to develop a* ***for profit activity*** *which does not violate any laws, the public order and good morals." (emphasis added)*
[2] PEDRO A. BATISTA MARTINS. O Direito do Acionista de Participação nos Lucros Sociais. **Revista dos Tribunais**. v. 736. p. 46. February. 1997.

in each fiscal year, a portion of the company's profits, as provided for in the company's bylaws, or, if the company's bylaws do not contain such a provision, half of the net income of the year," deducting or adding certain amounts expressly provided for in such article 202, namely, the amounts intended to form the legal reserve and those arising from the formation and reversal of the contingency reserve.

Thus, payment of mandatory dividends refers to performance of an obligation by the company which the shareholders have the right to demand, provided that the company obtained profits in the fiscal year[3].

In order to strengthen the shareholders' right to receive dividends, Law No. 10,303/2001 included paragraph 6 to article 202 of the Brazilian Corporation Law, which prohibits corporations from **unreasonably** withholding profits by setting forth that *"undistributed profits under the provisions of articles 193 through 197 must be paid as dividends."*

Such provision was intended to prevent companies from adopting a previous measure of only distributing to the shareholders the mandatory dividends provided for in their bylaws and withholding the remaining profits in an account usually called "accrued profits," completely unreasonably[4].

Said paragraph 6 of article 202 of the Brazilian Corporation Law required all companies to justify all and any withholding of profits and to distribute, as dividends, all profits left after the legal withholding of profits.

Thus, ever since the enactment of Law No. 10,303/2001, profits in excess of mandatory dividends which do not classify under any of the allocation events expressly provided for in articles 193 through 197 of the Brazilian Corporation Law

[3] ALFREDO LAMY FILHO and JOSÉ LUIZ BULHÕES PEDREIRA. **A Lei das S/A.**. Rio de Janeiro, Renovar: 1996. p. 501.
[4] MODESTO CARVALHOSA and NELSON EIZIRIK. **A Nova Lei das S.A.**. São Paulo: Saraiva, 2002, p. 363/364.

(legal reserve, reserve created by the bylaws, reserve for contingencies, tax incentive reserve, profit withholding established in a capital budget approved by the shareholders' meeting, and realizable profits reserve) must be distributed among all shareholders as dividends.

2 – EVENTS THAT MAY JUSTIFY PROTIF WITHHOLDING

2.1. Legal Reserve

The legal reserve is mandatory, to the extent it is expressly provided for in article 193 of the Brazilian Corporation Law. Indeed, such provision requires all companies to, before making any other allocation, allocate 5% of the net income of the year to constitute a legal reserve.

The purpose of such reserve, as provided for in paragraph 2 of article 193 of the Brazilian Corporation Law, is to assure the integrity of the capital stock, reason by which the Brazilian Corporation Law bans its allocation for payment of dividends, and only allows it to be allocated to offset losses or increase the capital stock.

The head provision of article 193 of the Brazilian Corporation Law sets forth a **maximum limit** for the constitution of the legal reserve, which may not exceed the capital stock by 20%. In addition, article 193, paragraph 1, of the Brazilian Corporation Law provides for that the legal reserve may not be constituted in fiscal years whose balance, added to the capital reserves amount, exceeds the capital stock by 30%.

2.2. Bylaws reserves

Article 194 of the Brazilian Corporation Law authorizes that the company's bylaws constitute profit reserves in addition to those expressly provided by law, which may be constituted based on the characteristics and specific needs of each company.

In order to legally constitute such reserves created by the bylaws, it must set forth: (i) accurately and precisely, the purpose of such reserve; (ii) all criteria to determine the portion of profits which will constitute such reserves; and (iii) the maximum limit of such reserves.

The first requirement to constitute a reserve created by the bylaws, therefore, is to accurately and precisely establish its purpose. Thus, it is not legally allowed to constitute a reserve whose purpose is wide, vague or indefinite[5].

The second requirement provided for in article 194 of the Brazilian Corporation Law for the constitution of a reserve created by the bylaws is the determination of all criteria to establish the portion of profits which will be allocated to its constitution.

The bylaws may whether establish that a fixed percentage of profit for the year must be automatically allocated to the reserve created by the bylaws, regardless of the resolution of the shareholders' meeting, whether establish a variable percentage, case in which the shareholders' meeting shall determine, at each fiscal year, the exact portion of profits which will be allocated to such reserve created by the bylaws. In this evet, the managers shall present, at the annual shareholders' meeting, the justifications of the decision on the percentage of profits actually allocated to constitute the reserve, as resolved by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*, or "CVM")[6].

The third and last requirement which, under article 194 of the Brazilian Corporation Law, must be provided for in the bylaws on profits reserve, refers to the maximum limit of the reserve, which usually corresponds to a percentage of the capital stock.

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[5] LUIZ CARLOS PIVA. **Direito das Companhias**, coordinated by Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Rio de Janeiro: Forense, 2017, p. 1.227.
[6] CVM Proceeding No. RJ2001/3270, Reporting Director Wladimir Castelo Branco, trial held on February 19, 2002.

In this regard, we also must point out that, under article 199 of the Brazilian Corporation Law, the balance of profits reserves created by the bylaws, plus the legal reserve, may not exceed the amount of the capital stock, provided that, once this limit is reached, such excess amount must be allocated to pay up or increase the capital stock or alternatively distributed as dividends to the shareholders.

2.3. Reserves for Contingencies

The reserve for continencies, provided for in article 195 of the Brazilian Corporation Law, may be constituted at managers' proposal and upon approval by the shareholders' meeting, and its purpose is to offset, in a future fiscal year, reduced profits by virtue of a probable loss of an estimated amount.

The purpose of this reserve is to safekeep profits that would be paid as dividends to cover any losses that have not yet been incurred, but which may be reasonably incurred, thus preventing such probable loss from being recorded in the results of the fiscal year in which it may be incurred. In other words, the constitution of the reserve for continencies means to redistribute between fiscal years the effect of such loss on the company's ability to pay dividends[7].

As expressly set forth by CVM, in its Explanatory Note No. 59/1986, *"the constitution of this reserve, which affects payment of mandatory dividends, is intended to prevent financial unbalance, which would occur if dividends were paid in certain fiscal year, against the probability to reduce profits or even losses incurred in a future fiscal year, by virtue of foreseeable extraordinary events."*

In some cases, it is advisable to constitute a reserve for continencies, such as for activities directly subject to cyclical natural phenomena, such as frosts, droughts,

[7] LUIZ CARLOS PIVA. **Direito das Companhias**, coordinated by Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Rio de Janeiro: Forense, 2017, p. 1.228.

and floods. The constitution of a reserve for contingencies also justifies for companies whose operations, for any reason, alternate between high profitable periods and low profitable periods or even losses, provided that foreseeable.

Another example set forth in CVM Explanatory Note No. 59/1986 for the possible constitution of a reserve for continencies refers to the events of losses resulting from temporary and non-recurring interruption of productivity, by virtue of equipment replacement or renovations, strikes, lack of supplies and raw-materials, etc.

Because the managers' proposal to constitute the reserve, to be submitted to the approval of the annual shareholders' meeting, means that payment of dividends to the shareholders will be postponed, such proposal must always inform the cause of such probable loss and reasonably indicate the grounds for its constitution.

Pursuant to the legal provisions, only **probable** losses whose causes have been duly identified and justified may be referred to as the grounds for constitution of the reserve, and the resulting reduced dividends payable to the shareholders.

Under paragraph 2 of article 195 of the Brazilian Corporation Law, the reserve for continencies must be mandatorily reverted in the fiscal year in which the causes that have justified its constitution no longer exist or in which such estimated loss actually occurs.

2.4. Tax Incentive Reserves

The tax incentive reserve was included in the Brazilian Corporation Law by Law No. 11,638/2007. Pursuant to article 195-A of the Brazilian Corporation Law, the shareholders' meeting may create such reserve, as instructed by the management bodies, in order to record the portion of net income that resulted from donations or governmental subsidies for investments, which may be removed from the calculation basis of mandatory dividends.

As expressly informed by CVM, in a Notice to the Market disclosed on January 14, 2008, such reserve has been created so that publicly-held companies could record their donations and governmental subsidies for investments not as capital reserve, as it was the case under the original regime of Brazilian Corporation Law, but as the results of the fiscal year, as set forth by international accounting rules.

As seen, such reserve may only be constituted in a specific situation, namely, in the event the company receives donations or enjoys tax incentives to make investments.

2.5. Withholding of Profits Estimated at Capital Budget

Profits reserves, whether provided by law (legal reserve, reserve for contingencies, tax incentive reserve and realizable profits reserve), whether provided for in the bylaws (bylaws reserves), have specific purposes and limits, and they may only justify the non-distribution of profits in order to meet such purposes and subject to their applicable limits.

However, article 196 of the Brazilian Corporation Law provides for that a company may withhold an additional portion of net income of the year, not classified as a specific reserve, provided that the shareholders' meeting approves a capital budget which justifies such withholding of profits.

Although the term "capital budget" is not defined, article 196 of the Brazilian Corporation Law makes it clear that such capital budget *"must include all sources of funds and capital allocations"* necessary for the company to implement its investment project.

Pursuant to paragraph 1 of article 196, the capital budget duly approved by the shareholders' meeting may last up to five (5) years, which term may be extended if such budget is established to cover a longer investment project.

Paragraph 2 of article 196 of the Brazilian Corporation Law, by its turn, sets forth that the capital budget, if longer than one fiscal year, be annually reviewed.

2.6. Realizable Profits Reserve

The realizable profits reserve are intended to prevent the company from being forced to pay dividends in an amount in excess of the net income of the year the company has actually obtained in cash, thus reflecting the principle that the financial stability of the companies may not be affected by the mandatory payment of dividends[8].

Indeed, because the Brazilian Corporation Law adopts the accrual method of accounting, profits obtained will not always be immediately realized. Thus, the company may record net income in the year and have no financial availability to share profits, case in which the company will not be required to pay dividends in such fiscal year[9].

Therefore, article 197 of the Brazilian Corporation Law sets forth that unrealized profits, that is, profits that do not increase the cash or short-term realizable credit, although recorded in the results of the year, are recorded as realizable profits reserve.

[8] Pursuant to the Exposure of Reasons No. 196, dated June 24, 1976, "*realizable profits reserve are established so that mandatory dividends may be established as a percentage of net income of the year without creating financial issues to the company*."
[9] NELSON EIZIRIK. **A Lei das S.A. Comentada**, vol. III. São Paulo: Quartier Latin, 2015, p. 509.

Pursuant to paragraph 1 of article 197 of the Brazilian Corporation Law, realizable profits reserve include:

a) the positive net results of the equity method obtained by the company by virtue of the interests it holds in subsidiaries and affiliates whose management has a significant influence by the company; and

b) net profits, earnings or gains at operations or recording of assets and liabilities at market value, whose financial realization term falls after the end of the subsequent fiscal year.

Thus, only the amounts corresponding to such elements may be legally allocated to realizable profits reserve.

Law No. 10,303/2001 amended article 197 of the Brazilian Corporation Law by changing the form of determination of the amounts to be allocated to realizable profits reserve. Pursuant to the previous legal provisions, the total unrealized earnings that exceeded the total amount allocated to the other reserves (articles 193 through 196) could be deducted from the net income of the year in order to ascertain the adjusted net income, which is the adopted as the calculation basis of mandatory dividends.

The current provisions of article 197 of the Brazilian Corporation Law, by their turn, set forth that the realizable profits reserve may **only** be comprised by the amounts corresponding to mandatory dividends in excess of the realized portion of net income of the year. In other words, mandatory dividends must be established first without deducting from its calculation basis the amount corresponding to unrealized profits. Realizable profits reserve may only be constituted if mandatory dividends exceed realized profits, that is, profits which the company actually has available.

In such event, the company would actually not be able to pay mandatory dividends considering that they exceed the profits the company financially received, which justifies the constitution of realizable profits reserve[10].

Thus, pursuant to article 197 of the Brazilian Corporation Law, only the difference between the amount due as a mandatory dividend and the amount of unrealized profits can be allocated to the realizable profits reserve. On the other hand, if the realized portion of the net income for the year exceeds the amount of the mandatory dividend, it will not be possible to establish the realizable profits reserve.

Also, please note that, pursuant to paragraph 2 of article 197 of the Brazilian Corporation Law, the amounts in realizable profits reserve may only be allocated for payment of mandatory dividends. Such rule is intended to make it clear that profits that were not distributed because they are unrealized may not be capitalized, and must be safekept for payment of dividends as soon as they are realized (except if previously consumed by accrued losses).

It should also be noted that item III of article 202 of the Brazilian Corporation Law sets forth that *"profits recorded as realizable profits reserve, when realized and if not consumed by losses at subsequent fiscal years,* ***must be added to the first dividend declared after they are realized****"* (emphasis added).

Such rule is in perfect line with the fundamental principle the Brazilian Corporation Law aims at preserving when regulating this matter, namely, favoring the distribution of dividends to the shareholders **without** affecting the financial stability of the company. Considering that funds were allocated to realizable profits reserve because they were not financially available to the company, it would be nothing but reasonable to require the distribution of such funds as soon as they are received in cash.

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[10] MODESTO CARVALHOSA and NELSON EIZIRIK. **A Nova Lei das S.A.**. São Paulo: Saraiva, 2002, p. 358.

2.7. Special Reserve of Undistributed Dividends

The special reserve of undistributed dividends is provided for in paragraphs 4 and 5 of article 202 of the Brazilian Corporation Law, which set forth that:

> *"Article 202 – (...)*
> *Paragraph 4 -* ***Dividends set forth herein will not be mandatory in the fiscal year in which management bodies inform the annual shareholders' meeting that such dividends are not compatible with the financial condition of the company****. The fiscal council, if placed, must provide its opinion on such information, and, for publicly-held companies, their managers shall provide CVM, within five (5) days counted from the date in which the shareholders' meeting was held, with the justification of such information passed on to the shareholders' meeting.*
> *Paragraph 5 - Profits that are not distributed as set forth in paragraph 4* ***will be recorded as special reserve****, and, if they are not consumed by losses at subsequent fiscal years,* ***they will be paid as dividends as soon as the financial condition of the company allows****."* (emphasis added)

Such rule is intended to conciliate the principle of mandatory payment of dividends with the preservation of the financial stability of the company, allowing for suspension of the distribution of dividends in fiscal years in which management bodies inform the annual shareholders' meeting that such dividends are not compatible with the financial condition of the company.

The withholding of dividends under such provision is temporary considering that paragraph 5 of said article 202 establishes that profits that are not distributed as set forth in paragraph 4, if not consumed by losses at subsequent fiscal years, shall be paid as dividends as soon as the financial condition of the company allows.

In order to constitute a special reserve of undistributed dividends, the company's management must reasonably expose why the company's financial condition is not compatible with the distribution of dividends, which justification must be submitted to the Fiscal Council, if placed, and, for publicly-held companies, must be submitted to CVM within five days as from the date the shareholders' meeting is held.

As seen, the special reserve of undistributed mandatory dividends is based under the **same** fundamental principle which instructs the constitution of realizable profits reserve, which provides that the distribution of dividends to the shareholders, although one of the main purposes of the Brazilian Corporation Law, **may not** occur if it means losses to the company or puts the financial condition of the company at risk[11].

The withholding of the mandatory dividend in the special reserve have an extraordinary character and, consequently, it must be paid as soon as the company's financial situation allows. Therefore, it is not necessary to wait until the end of the fiscal year so that the amount allocated in the special reserve may be distributed. Such distribution may occur at any time during the year, based on the company's interim financial statements.

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[11] In this regard, the legal literature provides that *"Interpertation of the provisions set forth in article 202 allows us to identify the following* ***fundamental rule of the legal provisions for mandatory dividends: the right to receive dividends is subject to the company's ability to pay them without puting its financial stability at risk*** *– which is implied in the legal provision that removes from the calculation basis of mandatory dividends profits allocated to constitute the reserve for continencies; as to* ***deferral of payment of dividends in the event of realizable earnings; as well as when management bodies deems payment of mandatory dividents not to be compatible with the financial condition of the company.*** *(...) In addition to the constitution of realizable profits reserve, paragraphs 4 and 5 of article 202 also provide that payment of mandatory dividends may not be required in fiscal years in which management bodies inform the Annual Shareholders' Meeting that such dividends are not compatible with the financial condition of the company. Such deferral means that the Brazilian Corporation Law acknowledges that the* ***company's ability to pay dividends in cash depends upon the level of liquidity of its assets and the amount and maturity of its obligations. Therefore, even if all profits in the fiscal year were realized in cash, deferral of mandatory dividends depends upon the financial condition of the company****"*. (emphasis added) LUIZ CARLOS PIVA. **Direito das Companhias**, coordinated by Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Rio de Janeiro: Forense, 2017, p. 1.244 and 1.245.

Moreover, if the company's by-laws authorize the management bodies to declare interim dividends, it would not even be necessary to call an Extraordinary General Meeting to promote the distribution of the amount allocated in the special reserve, and such action may be taken by resolution of the Board of Directors.

3 – ANSWERS TO THE QUESTIONS

1st QUESTION

"Considering a company whose financial condition does not allow it to make the distribution of mandatory dividends ('SCENARIO'), pursuant to article 202, paragraph 4 of the Brazilian Corporation Law, is it possible to constitute, for the allocation of residual net income (in excess of profits allocated to the Special Reserve of Dividends), reserves created by the bylaws provided for under article 194 and a reserve to withhold investments under article 196, especially considering: (i) the provisions of article 198 of the Brazilian Corporation Law; and (ii) a contrary CVM precedent in a similar case, involving Eletrobras itself (attached hereto)?"

ANSWER

According to article 198 of the Brazilian Corporation Law *"the destination of profit for constitution of the reserves that is dealt with in article 194 and its withholding in the terms of article 196 cannot be approved, in each fiscal year, in prejudice to the distribution of the mandatory dividend"*.

As it is verified, such provision aims at preserving the system of the mandatory dividend established by the Brazilian Corporation Law, preventing that its amount is **reduced** by the constitution of the bylaws reserves or by the withholding of profit based on the capital budget approved at the General Meeting.

That is, what such article determines is, simply, that the basis of the calculation of the mandatory dividend, established according to article 202 of the Brazilian Corporation Law or the bylaws rules, may not be reduced by the constitution of the reserves or withholding of profit provided in articles 194 and 196 of the Brazilian Corporation Law, contrary to what occurs with the legal reserves, the reserves for contingencies and of unrealized profits (articles 193, 195 and 197 of the Brazilian Corporation Law), whose establishment results in the reduction of the amount to be distributed to the shareholders as mandatory dividend.

In the referred legal provision, there is no absolute impediment for the Company to destine part of the profit to some reserves and its withholding provided in articles 194 and 196 of the Brazilian Corporation Law in the same fiscal year in which, due to the incompatibility of its financial situation to pay the mandatory dividend, the Company decides the constitution of the special reserve provided in article 202, § 5, of the Brazilian Corporation Law.

However, the Board of Commissioners of CVM, in October 24, 2008, rendered decision, in the case records of the Administrative Proceedings nº RJ-2007-10879 and RJ-2007-13216 ("Proceedings"), involving Eletrobras itself, manifesting the understanding that, by virtue of the provision of article 198 of the Brazilian Corporation Law, the Company might not withhold nor keep withheld profits based on bylaws reserve (article 194 of the Brazilian Corporation Law) or in capital budget approved at a general meeting (article 196 of the Brazilian Corporation Law) when the mandatory dividend has not been distributed for being considered incompatible with the financial situation of the company.

As contained in the vote rendered by the Director Marcos Pinto, reporting Commissioner of the Proceedings, *"the company cannot stop paying the mandatory dividend (art. 202) to constitute bylaws reserves (art. 194) or to comply with its capital budget (art. 196), budget that, obviously, includes investments (art. 196, § 1)"*.

From a literal interpretation of article 198 of the Brazilian Corporation Law and of the decision rendered in the Proceedings, it could be understood that the Company would not be authorized to withhold profit, in the current fiscal year, based on articles 194 and 196 of the Brazilian Corporation Law, if it does not fully pay the mandatory dividend. Consequently, by virtue of such literal interpretation, and still considering the rule of Paragraph 6 of Article 202 that obligates the allocation of all profits for the year to any of the reserves provided by law or by the bylaws, Eletrobras, if it may not constitute the reserves provided in articles 195, 195-A and 197 of the Brazilian Corporation Law, should allocate all the amount of its net profit in the fiscal year of 2018 to the special reserve provided in article 202, § 5 of the Brazilian Corporation Law.

It must be emphasized, however, that the decision rendered n the Proceedings addressed an absolutely **distinct** situation from the scenario in which, as described in the Inquiry, the Company is currently placed.

Indeed, the decision rendered by CVM in 2008 covered a situation in which Eletrobras kept, since the decades of **1970 and 1980**, amounts withheld in the special reserve for mandatory dividend not distributed (article 202, § 5, of the Brazilian Corporation Law), under the justification that its distribution would be incompatible with the financial situation of the Company, although it annually approved the withholding of profit for investments.

That is, at that time, Eletrobras had cash to distribute to its shareholders the withheld dividends in the special reserve provided in article 202, § 5, of the Brazilian Corporation Law, but was choosing to not use such cash for this purpose, allocating it to the performance of investments in the Company's interests.

The circumstance that, at the time, the Company had been withholding, for more than one decade, profits that should have been previously distributed as mandatory dividend, and, simultaneously, justifying such withholding based on the need

to use its resources in cash to perform investments was one of the main factors that justified that decision rendered by CVM in the Proceedings.

In fact, it is expressly contained in the vote rendered by the Commissioner Marcos Pinto, that it would not make sense that *"the company could not pay its promised mandatory dividend whenever the managers decided to reinvest the exceeding cash"*. Along the same line, the Reporting Commissioner of the Proceedings affirmed that *"Eletrobras could not keep the withholding of the mandatory dividends simply by alleging that this withholding is necessary for investments, as this is prevented by art. 198 of the law"*.

As one can verify, this is **not**, clearly, the scenario in which Eletrobras currently finds itself. On the contrary, as provided in the Inquiry, the Company is promoting a **divestiture** program (not of investments) and does not have financial conditions to distribute nor the total amount related to the mandatory dividend for the fiscal year of 2018 and, least of all, to distribute complementary dividends to the mandatory ones, as the greatest part of the assessed profit in 2018 has strictly economic nature, not financial.

That is, it is not a situation in which the managers of Eletrobras are simply choosing to withhold the cash of the Company to perform investments instead of distributing dividends to its shareholders.

In the specific factual context treated by CVM in the Proceedings, the special reserve for undistributed mandatory dividend was being used for a purpose other than that provided for in the corporate law, while, in the current case, the adoption of the reserve in question would be in complete consonance with its purpose , since the financial situation of Eletrobras is effectively incompatible with the distribution of dividends to shareholders.

In the current scenario, the literal application of the disposition of article 198 of the Brazilian Corporation Law and of the interpretation given to it by CVM in the decision rendered in 2008 would lead to an absurd situation, in which Eletrobras, although not having enough cash to pay the percentage related to the mandatory dividend, would be obliged, by virtue of article 202, § 6, of the Brazilian Corporation Law, and if it cannot justify the allocation of profits to the reserves provided in articles 195, 195-A and 197 of the Brazilian Corporation Law, to distribute (even if not immediately, by virtue of the constitution of the special reserve provided in § 5 of article 202 of the Brazilian Corporation Law) **all** the net profit of the current fiscal year[12].

However, if the company has the right, according to the system of the Brazilian Corporation Law, not to distribute the mandatory dividend in the fiscal year in which it does not have enough cash for such, it is evident that it also has the right not to distribute the remaining of the profit that has not been financially performed.

The literal interpretation of article 198 of the Brazilian Corporation Law and of the decision rendered by CVM in 2008 would go against the principle that the financial stability of the Company cannot be threatened by the enforceability of the payment of dividends, as the central purpose of the corporation law, when addressing the matter, was to privilege the distribution of the profits to the shareholders, provided that such distribution does not harm financially the company.

In this situation, whenever the Company does not have cash to pay the mandatory dividend nor to distribute the remaining profit, there is no reason to prevent the company from allocating the corresponding portion of the profit that exceeds the mandatory dividend to destinations expressly provided in law (as is the case of the bylaws reserve and of the withholding based on the capital budget), setting aside in the

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[12] Although § 4 article 202 of the Brazilian Corporation Law refers expressly only to the mandatory dividend, it can also be destined to the reserve provided in such provision the portion of the profits that exceeds the mandatory dividend. This is because if the Company does not has financial conditions to pay the mandatory dividend (justifying the constitution of the special reserve) the company, consequently, will not have also financial conditions to pay the dividend that exceeds the mandatory. In this situation, evidently, it would not make sense that the Company would be dismissed by law to pay the mandatory dividend (by means of the constitution of the special reserve), but would be forced to pay a "non-mandatory" dividend.

special reserve, provided in article 202, § 5, of the Brazilian Corporation Law, only the portion corresponding to the mandatory dividend.

Indeed, the natural purpose of the creation of the alluded special reserve by the Brazilian Corporation Law is to receive only the portion of the **mandatory** dividend that may not be distributed immediately due to the Company's financial situation, reason for which, if there are other destinations legally provided to allocate the exceeding portion of the profits (articles 194 and 196 of the Brazilian Corporation Law), the Company cannot be obliged to record it in the special reserve.

In view of the above, it is concluded that Eletrobras may destine part of the profit that exceeds the mandatory dividend to the bylaws reserve or to the withholding under capital budget, provided that the Company is able to demonstrate that: (i) its current financial situation is really incompatible with the distribution of either the mandatory dividend, either any complementary or additional dividend; (ii) it would not be possible to destine this portion of the profits of the fiscal year of 2018 to the reserves provided in articles 195, 195-A and 197.

2nd QUESTION

"In this same SCENARIO, is it possible to constitute a reserve for contingencies under article 195 of the Brazilian Corporation Law, for estimated losses in lawsuits, especially those related to Mandatory Loan on Electricity, whether or not provisioned in the balance sheet of the company?"

ANSWER

As referred, the reserves for contingencies, provided in article 195 of the Brazilian Corporation Law, may be formed by proposal of the management and approval by the general meeting, having as purpose to compensate, in future fiscal

year, the decrease in profit resulting from loss considered as probable, whose value can be estimated.

The formation of the reserve for contingencies implies the redistribution over more than one fiscal year the effect of the loss on the company's capacity to pay dividends[13].

The reserve of profits derives from a decision of the general meeting, whose constitution does not depend on a bylaws provision. It is worth mentioning that the general meeting shall deliberate on the management's proposal, which is the body able to justify the constitution of the reserve for contingencies and indicate the cause of the expected loss.

As determines article 195, § 2, of the Brazilian Corporation Law, the reserve for contingencies shall mandatorily be reverted in the fiscal year in which the reasons that justified its constitution ceases to exist, or in which occurs the expected loss. The general meeting may, however, amending the previous deliberation, revert the reserve for contingencies before the occurrence of the facts that gave its origin and give another destination to this portion of the net equity.

The reserves for contingencies are not the same as provisions for contingencies, which are recorded in the accounts to cover expenses or losses arising from **facts that have already occurred**, but that have not yet lead to financial disbursement, or of losses not definitely determined or whose value is not yet known.

The difference between provision and reserve for contingency has special relevance given that, according to the bookkeeping system in force, the Brazilian companies are required, depending on the risk classification, to set provision for losses related to facts occurred, but not yet disbursed.

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[13] LUIZ CARLOS PIVA. **Direito das Companhias**, coordenado por Alfredo Lamy Filho e José Luiz Bulhões Pedreira. Rio de Janeiro: Forense, 2017, p. 1.228.

In this sense, CVM Deliberation n° 594/2009 approved and made mandatory, for public companies, the rules of Technical Pronouncement CPC 25 ("CPC 25"), issued by the Committee of Accounting Pronouncements – CPC, which establish the criteria of acknowledgment and appropriate basis of measurement of provisions and of contingent assets and liabilities.

According to CPC 25, provisions "*are current obligations and [must be recognized when] a probable output of resources that incorporate economic benefits is necessary to liquidate the obligation*".

Item 14 of CPC 25 determines that a provision shall be recognized when (i) the entity has a **current obligation** (legal or not formalized) as a **result of past event**; (ii) it is **probable that will be necessary an output of resources** that incorporate economic benefits to liquidate the obligation; and (iii) it can be made a **reliable estimate of the value** of the obligation.

In certain cases, especially when related to lawsuits, it can be discussed both if certain events occurred and if such events resulted in a current obligation. In these situations, the company, taking into consideration all the evidence available, including, for example, the opinion of specialists, shall evaluate if it is probable that it exists a current obligation on the date of the balance sheet.

Thus, whenever it is probable that there is a current obligation on the date of the balance sheet, the company shall recognize the provision, if the other criteria of acknowledgment are present. On the other hand, when it is not probable that there is a current obligation on the date of the balance sheet, the company shall not recognize the loss as liability, but shall disclose in the explanatory note the existence of a contingent liability, unless the possibility of occurring an output of resources that incorporate economic benefits is considered remote.

Considering the exposed in CPC 25, one can define provisions as "*increases of liability that reduce the Net Equity, and whose values or terms are not yet totally defined. They represent, thus, estimates of values to be disbursed that, although financially not yet effected, result from accounting generating factors already occurred (as the risk for guaranties offered in products already sold, estimates of values to pay as title of indemnifications related to time of service already elapsed, probability of future charge by reasons of tax problems already occurred, etc.)*"[14].

The function of the provision is, therefore, exactly to enable that the financial statements, especially the balance sheet, may reflect the real equity situation of the company, taking into consideration the negative impacts on its finances.

CVM, by means of its Explanatory Note nº 59/1986, sought to dissipate eventual doubts as to the applicability of the constitution of reserves for contingencies or of provision.

In this respect, the referred Explanatory Note appointed the following main characteristics of the reserve for contingencies: (i) is based on covering potential losses or damages (extraordinary, not repetitive) that **have not yet been occurred**, upon segregation of portion of profits that would be distributed as dividend; (ii) represents a destination of the net profit of the fiscal year, as a contra entry of the account of accrued profits, thus its constitution does not affect the result of the fiscal year; (iii) occurring or not the expected event, the portion constituted shall be, in future fiscal year, reversed to accrued profits, integrating the calculation basis for dividend payment purposes and the loss, in fact occurring, is registered in the result of the fiscal year; (iv) is an account of the net equity, in the grouping of reserve of profits.

The provision of contingencies, in its turn, according to the CVM Explanatory Note nº 59/1986, presents the following main characteristics: (i) has the

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[14] SÉRGIO DE IUDÍCIBUS, ELISEU MARTINS, ERNESTO RUBENS GELBECKE and ARIOVALDO DO SANTOS. **Manual de Contabilidade Societária aplicável a todas as sociedades**. São Paulo: Editora Atlas. 2010, p. 343.

purpose of covering losses or expenses, whose **generating fact already occurred**, but has not yet been the corresponding disbursement, and, in attention to the accrual method of accounting, there is a need to make the corresponding accounting record; (ii) represents an appropriation to the result of the fiscal year, as a contra entry of extraordinary losses, expenses or costs and its constitution usually influences the result of the fiscal year or the costs of production; (iii) shall be constituted independently from the company presenting, at last, profits or loss in the fiscal year; (iv) in view that the event served as basis to its constitution already occurred, there is not, in principle, reversal of the values registered in this provision (the excess or insufficiency is due to the estimated calculation made at the time of the constitution); (v) if the probability is difficult to calculate or if the value is not measurable, there is the need of an explanatory note clarifying the fact and mentioning such impossibilities.

These are typical examples of situations that lead to the constitution of provision for contingency, appointed both in the CVM Explanatory Note nº 59/1986 as in the doctrine: the events of doubtful debtors, lawsuits of deconstitution of tax release, labor claims and contractual indemnifications[15].

Based on the exposed, it can be concluded that the provision for contingencies distinguishes from the reserves for contingencies as these aim at mitigating the **effects of predictable facts in the future**, while the provision registers **probable effects of facts already occurred**, that is, expenses or losses whose generating fact already occurred.

In accounting terms, the reserves for contingencies constitute accounts of the net equity, while the provisions are accounts of result, recorded in the fiscal year in which occurs the fact that gave its origin, in view of the accrual method of accounting.

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[15] LUIZ CARLOS PIVA. **Direito das Companhias**, coordinated by Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Rio de Janeiro: Forense, 2017, p. 1.229. SÉRGIO DE IUDÍCIBUS, ELISEU MARTINS, ERNESTO RUBENS GELBECKE and ARIOVALDO DO SANTOS. **Manual de Contabilidade Societária aplicável a todas as sociedades**. São Paulo: Editora Atlas. 2010, p. 352.

In the present case, Eletrobras questions if it would be possible the constitution of reserve for contingency in relation to losses, provisioned or not in the Company's balance sheet, object of lawsuits, especially in proceedings related to the Mandatory Loan on Electricity, in which it is discussed criteria of correction of tax charged in the past.

In relation to the losses already provisioned in the Company's balance sheet, it is not applicable the constitution of the reserve for contingency, as they refer to accounts of completely distinct natures, being impossible to have, on one side, the accounting on one **same** loss as liability and, on the other, also as reserve of profit, that integrates the net equity.

In addition, it is also not applicable the destination to the reserves for contingencies the amounts related to the proceedings that discuss the Mandatory Loan on Electricity whose losses are not provisioned, since the generating factors that may potentially lead to disbursements (that is, the issues that led to the ongoing lawsuits) have already occurred in the **past**.

Thus, if Eletrobras considers that such losses can be classified as probable, it should constitute the corresponding provision, not allocate them to the reserve for contingencies, as these, as mentioned, are only intended to deal with probable effects of events that have not yet occurred. In the case of losses resulting from lawsuits classified as possible, it is considered what it is referred as contingent liability, regulated in the CPC 25, which shall be disclosed in explanatory notes.

In view of the exposed, it is concluded that Eletrobras **cannot** destine part of the net profit obtained in the fiscal year of 2018 for the constitution of the reserve for contingencies referred in article 195 of the Brazilian Corporation Law, based on the losses provided in lawsuits, including the ones related to the Mandatory Loan on Electricity.

3rd QUESTION

"Still under this SCENARIO, is it possible to capitalize profits under article 169 of the Brazilian Corporation Law as a way for allocating results?"

ANSWER

The head provision of article 169 of the Brazilian Corporation Law sets forth that "*the [capital] increase upon capitalization of profits or of reserves will import in the change of the nominal value of the shares or distribution of new shares among shareholders, corresponding to the increase, in the proportion of the number of shares that they have*".

That provision deals with the type of capital increase of the company with own funds, without increase, therefore, of the net worth, being able to be effective with or without the issuance of new shares – the referred "bonus shares".

As article 169 of the Brazilian Corporation Law expressly provides the possibility of the company to promote the *"capitalization of **profits** or of reserves"*, we understand that it authorizes, by general meeting deliberation, that part of the net profit of the fiscal year, that remains after the satisfaction of the mandatory allocations (as the legal reserve, the mandatory dividend and, as the case may be, other eventual reserves) is destined directly to the capitalization.

That is, based on the provision of article 169 of the corporate law, the general meeting could approve the use of the remaining net profit of the fiscal year directly for capital increase, not being mandatory, in this event, the prior constitution of a reserve or capital budget, for further capitalization.

In our understanding, that conclusion is not contradictory with the provision of article 202, § 6, of the Brazilian Corporation Law, that sets forth that "*the profits not*

destined in the terms of the arts. 193 to 197 shall be distributed as dividends". Indeed, the purpose of this provision is only to prevent the company from withholding profits as "accrued profits", without giving them a specific destination, not preventing the use of the profits for other purposes expressly provided in the Brazilian Corporation Law, as it is the case of the capital stock increase. In this respect, the legal literature refers that:

> ***"Even without specific provision in the mentioned §6 of Article 202, the extraordinary general meeting may, immediately, deliberate to increase the capital stock with the exceeding of the mandatory dividend not allocated to other reserves****, with or without the issuance of new shares, but cannot destine the balance to accounts as 'reserve for capital stock increase' or 'accrued profits.'"*[16] (emphasis added)

The provision contained in § 6 of article 202 of the Brazilian Corporation Law shall be interpreted together with the referred article 169, so as to allow that the majority of the shareholders, together in a general meeting, decides for the direct capitalization of the remaining net profit of the fiscal year, with what the resources would be destined to the own company's activities, or, alternatively, for its distribution in the form of dividends or its allocation in some reserve provided for in law or in the bylaws.

However, in a recent decision, rendered in October 9th, 2018 in the case records of Proceeding SEI 19957.000881/2017-44 ("Proceeding"), the Board of Commissioners of CVM, by majority of votes, manifested the understanding that it would be illegal the deliberation of the general meeting that approves the capital stock increase by means of destination of part of the net profit of the fiscal year.

The Commissioner Gustavo Borba, reporting of the Proceeding, rendered the dissenting vote in which, in line with what we defended above, emphasized the following:

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[16] PAULO CEZAR ARAGÃO and FERNANDA MATTAR MESQUITA, "Considerações a Respeito da Capitalização de Reservas e Lucros à Luz da Lei das Sociedades Anônimas por Ações". In: Arnoldo Wald, Fernando Gonçalves, Moema Augusta Soares de Castro (coord.); Bernardo Vianna Freitas, Mário Tavern and Martins de Carvalho (org.). **Sociedades Anônimas e Mercado de Capitais**. São Paulo: Quartier Latin, 2011, p. 81.

"34. Furthermore, ***axiologically and teleologically, it does not seem to me****, if respected the mandatory dividend and the legal reserve, as well as eventual other reserves or capital budgets,* ***that it would be adequate to remove from the general meeting the possibility to capitalize its 'remaining net profits'****, since, in theory,* ***it would be legitimate to destine resources to the capital stock, to be used in the performance of the own company's activity****, what can, in certain circumstances, be essential for the efficiency and, even, in certain cases, survival of the company.*
35. ***Requiring that all capitalization with own resources depends of the prior constitution of reserve seems to me artificial and without purpose****, since the shareholders who hold the majority of the capital stock may legitimately understand that the resources would be necessary for, for example, the own working capital of the company, without having a specific aspect that could be established on purpose."*
(emphasis added)

However, the remaining of the Commissioner's Board of CVM accompanied the vote rendered by the Commissioner Pablo Renteria, according to which it would be possible to understand, from the wording of the article 192 of the Brazilian Corporation Law, that the management proposal cannot predict another destination to the net profit of the fiscal year besides the ones expressly mentioned in articles 193 to 203 of the Brazilian Corporation Law, among which it is not included capitalization.

Still according to the Commissioner Pablo Renteria, that normative guidance, which was already present in the original reading of the Brazilian Corporation Law, was reinforced with the reform promoted by Law nº 10.303/2001, which, by including § 6 in article 202, started demanding that all the net profit not destined in the form provided in the articles 193 to 197 be, necessarily, distributed to the shareholders as dividend.

Thus, according to the understanding of the Board of Commissioners of CVM, in its current composition, the legal regime in force does not admit another destination for the net profit of the fiscal year than the ones provided in articles 193 to 197 of the Brazilian Corporation Law or its distribution, being, thus, forbidden the direct capitalization of the mentioned profit.

The Commissioner Pablo Renteria also emphasized, in its vote, that it would be possible to conciliate the provision of article 169 of the Brazilian Corporation Law with the prevention of capitalization of the net profit of the fiscal year.

According to the understanding of the winning vote in the Proceeding, the rules contained in articles 192 and 202, § 6, of the corporate law have a scope of application more specific that the provision of article 169. Thus, while the provision of article 169 of the Brazilian Corporation Law authorizes the capitalization of the reserves provided or authorized by law (articles 193 to 195) and, yet, of the profits of the past fiscal years that were withheld by deliberation of the general meeting (in the form provided in article 196), articles 192 and 202, § 6, specifically prevent the direct destination to the capital stock increase of the net profit obtained in the previous fiscal year.

In conclusion, Commissioner Pablo Renteria understood the following:

> *"Thus, it seems to me that* ***the possibility of capitalization of net profit of the fiscal year would weaken the legal protection of the right of the shareholders to receive dividends, since, different from the legal withholding of profits, that one does not require specific justification nor binds the resources withheld to the pursuit of a particular purpose****. On the contrary,* ***once the capital stock increase is performed, such resources are permanently incorporated to the own capital stock of the company*** *and may be freely used by the management, observed, evidently, the broader limits resulting from the corporate purpose and from the social interest."* (emphasis added)

The Commissioner Henrique Machado, accompanying the understanding of the winning vote, also emphasized, in the same line, that "*the use of the portion of resources capitalized will be at the decision of the controlling shareholder and the Company's management, which was exactly what the law tried to avoid, by detailing the events of non-distribution of results*", also having emphasized that "*after capitalized, the values will not be able to be, eventually, distributed, a possibility that exists when they are allocated in reserve account*".

As it can be verified, CVM's understanding, manifested in a very recent decision, is that it is **not** possible the direct capitalization of the remaining net profit of the fiscal year. In these circumstances, even if the contrary position is justifiable, we understand that the risk of CVM to repute illegal an eventual decision of Eletrobras to use part of the net profit of the fiscal year of 2018 to increase its capital stock, without the previous constitution of the reserves established by law or by the Company's Bylaws, is considerably high.

It can be noted that it is not probable to have a change of understanding in CVM about the matter in the short term, in view that: (i) three (3) of the five (5) current members of the Commissioner's Board voted in the sense that it is forbidden the direct capitalization of the net profit of the fiscal year, and, in principle, they shall remain in their respective positions at least until the end of 2020; and (ii) CVM's conclusion was based on fundaments of legal character, not having any indication that the presentation of a different fact support from the one that originated the Proceeding could lead CVM to render a different decision.

Therefore, according to the understanding in force at CVM, Eletrobras cannot capitalize directly the remaining net profit of the fiscal year of 2018.

Although the decision of CVM rendered in the case records of the Proceedings refers, more specifically, to the net profit of the previous fiscal year, we

understand that there are excerpts of the vote of the Commissioner Pablo Renteria which imply that it should be applied, also, to the accrued profits.

In this sense, it is worth emphasizing that the winning vote expressly mentioned the resources that can be object of capitalization and did not include, among them, the accrued profits. On the contrary, the vote of Commissioner Pablo Renteria quoted exclusively the reserves provided in articles 193 to 195 and the profits of the past fiscal years withheld by deliberation of the general meeting, as provided in article 196, without mentioning the values registered in the accounts of accrued profits.

Thus, we understand that it is not recommended to proceed with the direct capitalization of the accrued profits registered by Eletrobras, as referred in Question 4, given the risk of CVM understanding that such deliberation of the Company would be illegal, as well as it also would be the one related to the part of the net profit of the fiscal year of 2018, even more considering that, with the capitalization, to the contrary of what occurs with the allocation in reserve accounts, the resources are definitely incorporated to the capital stock, making it impossible its eventual distribution in the form of dividends.

4th QUESTION

"Accrued profits, resulting from the change of regime under IFRS 9 and 15, do not comprise the net income of the year. So, should they be considered in the calculation basis of mandatory and preferred dividends? How should we treat such accrued profits?"

ANSWER

By means of Deliberations n° 762 and 763, dated of December 22, 2016, CVM approved the Technical Pronouncements CPC 47 and 48 of the Committee of Accounting Pronouncements ("Pronouncements"), whose relation to the International

Accounting Rules are, respectively, the International Financial Reporting Standards ("IFRS") 15 (which deals with the revenue of the contract with the client) and the IFRS 9 (which deals with financial instruments).

The provisions contained in the referred Pronouncements had to be applied by the companies to the fiscal years beginning as of January 1st, 2018.

Both Pronouncements have rules of transition that shall be observed by the companies when of the application of the new accounting rules, providing, in certain events, that some adjustments shall be made in retrospective, that is, considering the application of the new rules as if they were already in force in relation to previous periods.

Thus, a series of rules of the IFRS 9 and of the IFRS 15 provide that the impacts resulting from the adoption of the new rules shall be acknowledged as adjustments to the opening balance of accrued profits (or another component of the net equity, as appropriate) of the period that includes the date in which the company starts to adopt the Pronouncements.

Indeed, it is evident that the accrued profits resulting from the regime of transition of the IFRS 9 and of the IFRS 15 **do not** integrate the net profit of the fiscal year.

Since they do not integrate the net profit of the fiscal year, the balance of accrued profits shall not compose the calculation basis of the priority or mandatory dividends due by Eletrobras.

The priority dividend consists in the portion, minimum or fixed, of the profit (or, if the bylaws authorizes, of the capital stock reserve, in the case of the preferred shares referred in § 6 of article 17 of the Brazilian Corporation Law), which shall be attributed to the holders of preferred shares before the distribution of any value to the

holder of common shares. Since the Bylaws of Eletrobras does not provide the payment of priority dividends to the preferred shares based on the account of capital stock reserve, the calculation basis of the payment of the priority dividend shall be exclusively the profit.

In the case, as article 203 of the Brazilian Corporation Law provides that the rules of articles 194 to 197 of the corporate law shall not prejudice the right of the preferred shareholders to receive the fixed or minimum dividends which they are entitled to, the amount of which shall be deducted the priority dividend of the preferred shares is the net profit of the fiscal year, with a single deduction, which is, the amount destined to the legal reserve, regulated in article 193 of the Brazilian Corporation Law. Therefore, if there is net profit in the fiscal year, the dividends of the priority shares are due.

The mandatory dividend – which constitutes the minimum portion of profit to which the shareholders of the company have right to, holders of common or preferred shares –, if it is established in the company's bylaws, it may have as calculation basis both the profit of the fiscal year or the capital stock, as well as other criteria, as determines article 202, § 1, of the Brazilian Corporation Law, provided they are regulated with precision and do not subject the shareholders to the decision of the management bodies or of the majority.

In the case of Eletrobras, the calculation basis of the mandatory dividend constitutes exclusively the net profit of the fiscal year, adjusted by the deductions and increases referred in article 202 of the Brazilian Corporation Law.

Thus, once calculated the net profit of the fiscal year and deducted the legal reserve, it shall be calculated the priority dividend of the preferred shares, being made, after, the other destinations, including on what refers to the calculation of the amount that corresponds to the mandatory dividend and the constitution of the reserves of profits.

As it is verified, the calculation basis of the priority or mandatory dividend originates in the net profit of the fiscal year, not being integrated by the balance of the accrued profits, including those resulting from the application of the rules provided in IFRS 9 and 15.

In relation to the accrued profits, it is worth emphasizing that, as a result of the amendments made by Law n° 11.638/2007, the balances of the fiscal years of the publicly-held companies as of December 31, 2008 could no longer present credit balance in the account of accrued profits or losses.

Indeed, according to the Brazilian Corporation Law, considering the modifications introduced by Law nº 11.638/2007, the net profit of the fiscal year shall be fully destined according to the elements contained in articles 193 to 197 of the Brazilian Corporation Law, so that the account of accrued profits began to have a merely transitional nature, being used exclusively to receive the result of the fiscal year, the reversals of certain reserves, the adjustments of previous fiscal years, as well as to distribute the results in its several forms and destine values to the reserves of profits.

Therefore, the management of Eletrobras, in the preparation of the financial statements related to the fiscal year ended on 2018, shall propose, for approval by the general meeting of the Company, the destination of the balance of accrued profits resulting from the regime of transition of the IFRS 9 e 15 for allocation in any of the reserves or retention cases provided for in articles 193 to 197 of the Brazilian Corporation Law, not being able to simply maintain such balance in the accrued profits account, without giving it any specific destination. As mentioned in the answer to the 3rd Question, we understand that it is not recommended to proceed to the direct capitalization of the accrued profits in question, having in view the contrary understanding of CVM manifested in the case records of Proceeding SEI 19957.000881/2017-44.

5th QUESTION

"How and in what order of priority should the amounts in the realizable profits reserve of the company, realized until the date hereof, be distributed in the next Annual Shareholders' Meeting, considering that preferred shareholders received payment of dividends at the constitution of such reserve?"

ANSWER

As referred above, in accordance to the principle of privilege of distribution of dividends without committing the Company's financial stability, article 202, item III, of the Brazilian Corporation Law, establishes that the values allocated in the realizable profits reserve *"shall be* ***increased*** *to the first dividend declared after the realization"*.

Thus, the value realized in the fiscal year of 2018, that previously was registered in the reserve established in article 197 of the Brazilian Corporation Law, shall be added to the portion of net profit of the fiscal year of 2018 corresponding to the mandatory dividend provided in the bylaws (that is, 25% of the adjusted net profit of the fiscal year, as provided in article 55, § 1, of the Bylaws of Eletrobras) for purposes of calculation of the amount of the total dividend due to the shareholders of the Company.

That is, the realized portion of the realizable profits reserve is not included in the calculation basis of the mandatory dividend and should, in fact, be added to the mandatory dividend amount in order to determine the total amount to be allocated to the shareholders as dividends.

The value corresponding to the sum of the mandatory dividend with the realized portion of the realizable profits reserve shall be distributed to the shareholders according to the order of priority established in the Company's Bylaws, that is, first it

shall be paid the minimum dividend due to the holders of preferred shares classes "A" and "B" and, next, it shall be made the distribution to the holders of common shares, ensuring, however, always a value ten percent (10%) higher to the preferred shareholders, as provided in article 9, § 4, of the Bylaws[17].

The fact that in the fiscal year in which there was the constitution of the realizable profits reserve have only had the distribution of minimum dividends to the preferred shareholders does not change such conclusion. Indeed, the value allocated in the realizable profits reserve does not remain as "stamped" for payment only to the holders of common shares in virtue of, in the fiscal year in which was constituted such reserve, the mandatory dividend distributed by the Company have been enough only to meet the amount of the minimum dividend due to the preferred shareholders.

This is because the constitution of the realizable profits reserve effectively reduces the value of the mandatory dividend to be distributed by the Company in a certain fiscal year. Thus, if the value of the net profit to be mandatorily distributed (after the constitution of the realizable profits reserve) is not enough to ensure the payment of the amount of the minimum dividend provided in the bylaws, the holders of common shares will not have the right to receive any dividend in that fiscal year.

That is, in the companies whose preferred shares have right to receive minimum dividend, as is the case of Eletrobras, the common shareholders are always subject to the risk of all the profit distributed by the company to be allocated to the preferred shareholders, without this ensuring them any right of being "compensated" with the priority payment of such value in subsequent fiscal years. On the contrary, in the following fiscal years, the Company shall use again the net profit to be distributed to pay, as priority, the minimum dividend due to the holders of preferred shares, distributing to the common shareholders only the remaining profit, as the case may be.

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[17] *"Art. 9 - (...) § 4 – It shall be ensured to the preferred shares right to receive dividend, for each share, at least ten percent higher than the one attributed to each common share."*

On the other hand, the company is not obliged to pay twice in the same fiscal year the amount of the priority dividend due to the holders of preferred shares, one of which with the realized portion of the realizable profits reserve and the other with the profit net of the year. On the contrary, once the amount corresponding to the minimum dividend has been paid (regardless of the origin of the resources used to do so, whether from the realized portion of the realizable profits reserve or the net profit for the year), the company has paid off its obligation to the preferred shareholders and the "next" profit to be distributed in the year must necessarily be allocated to the holders of common shares until they receive the amount corresponding to the reduced minimum dividend of 10% (ten percent).

To illustrate the exposed above, one may take, as an example, a company that has earned, in a certain fiscal year, adjusted net profit of R$ 2,000.00 and realized the value of R$ 300.00 previously allocated to the realizable profits reserve, considering that it would also be R$ 300.00 the amount corresponding to the minimum dividend ensured by the bylaws to the holders of preferred shares.

In this case, the mandatory dividend (equivalent to 25% of the adjusted net profit of the fiscal year) corresponds to R$ 500.00 to which it shall be increased the R$ 300.00 (corresponding to the realized profit), resulting in a total amount of R$ 800.00 to be distributed to the shareholders.

Of this total amount of R$ 800.00, the value of the minimum dividends (R$ 300.00) shall mandatorily be paid, in any circumstance, to the holders of preferred shares, by virtue of the provision in article 203 of the Brazilian Corporation Law.

The remaining R$ 500.00, in principle, shall also be distributed to the shareholders, since they constitute the portion related to the mandatory dividend. If the Company makes such distribution, it shall begin with the holders of common shares, until they receive the value equivalent to R$ 300.00 and, from there, distribute the remaining balance in equal conditions among the holders of shares of both species

(observing, if it is provided in the bylaws, the right of the preferred shareholders to receive dividends 10% higher to the common shareholders).

6th QUESTION

"May dividends be paid in bonus of shares, in any event?"

ANSWER

As referred, article 169 of the Brazilian Corporation Law, when referring to the capital increase upon capitalization of profits or reserves, provides that this type of capital stock increase can occur, depending on the circumstances, with or without the issuance of new shares, which are referred, in the case, as "bonus shares".

That is, the bonus shares result from the transaction provided in article 169 of the Brazilian Corporation Law, that is, the capitalization of profits or reserves with the distribution of new shares among the shareholders, which shall be made in the same proportion of the number of shares that they have, so that their right of percentage is protected in the set of all shares issued by the company.

As it is verified, the bonus of shares is nothing more than an event of capitalization of profits. As clarified in the answer to the 3rd Question, CVM recently understood that companies could not make direct capitalization of profits, without the value to be capitalized having been previously allocated in one of the reserves provided in articles 193 to 196 of the Brazilian Corporation Law.

Thus, there is no possibility of payment of dividends by Eletrobras by means of bonus of shares.

What would be possible, in fact, would be to combine the distribution of dividends with a capital increase by subscription of shares, according to the terms of

article 170 of the Brazilian Corporation Law, under which the shareholders of the Company would be allowed to use the credit resulting from the distribution of the dividends to pay the price of issuance of the new shares.

It can be noted, however, that, in this alternative, the shareholders could not be compelled to subscribe to the capital increase upon payment of the credit resulting from the distribution of the dividends. For the ones who choose to not participate of the capital increase, the values corresponding to the dividend shall be paid in cash.

7th QUESTION

"Once the abovementioned Special Reserve of Dividends is constituted, should it go through monetary adjustment? If it should, based on what criterion?"

ANSWER

Article 185, that consisted in the original wording of the Brazilian Corporation Law, providing the monetary adjustment of the financial statements, was revoked by article 29 of Law nº 7.730/1989[18]. In the same way, the monetary adjustment of the financial statements that was referred in Law nº 7.799/1989 and article 1 of Law nº 8.200/1991 was extinguished by Law nº 9.249/1995, whose article 4, sole paragraph, expressly prevented the use of any system of adjustment of the financial statements, including for corporate purposes.

Thus, the monetary adjustment is not due in any of the accounts that integrate the financial statements, including the special reserve constituted for the payment of mandatory dividends referred in article 202, § 5, of the Brazilian Corporation Law.

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[18] *"Art. 29. As of February 1, 1989, it shall be revoked art. 185 of Law No. 6,404, dated December 15, 1976, as well as the balance sheet monetary adjustment provisions set forth in Decree-Law No. 2,341, dated June 29, 1987, except as provided in the following article."*

Furthermore, in our understanding, the monetary adjustment by the SELIC rate, to be applied to the dividends of state and federal companies, which refers article 1, § 4, of Decree n° 2.673/1998[19], reproduced in article 55, § 2, of the Bylaws of Eletrobras, **is not** destined to the resources allocated in the special reserve of undistributed dividends.

Indeed, the monetary adjustment established in the provisions referred above shall be exclusively applied to the dividends effectively **declared** by the company, whose distribution, therefore, becomes mandatory, which is not the case of the resources destined to the special reserve provided in article 202, § 5, of the corporate law.

The declaration of the dividends constitutes the decision of the general meeting or of the competent management body, when legitimated, that determines the amount to be distributed as dividend to the shareholders and, as the case may be, also the source of resources, the term of payment and other relevant aspects.

The right to the dividend constitutes an expectation right of the shareholder. Once raised and approved the company's balance sheet, verified the existence of the net profit and resolved the distribution of the dividend, the shareholder, who already had potential right to receive profits from the company, acquires, from this moment, the right to its exercise; that is, the shareholder becomes **creditor** of the company.

Thus, the fundamental effect of the declaration of the dividend, by the competent body, is the transformation of the right to the dividend in typical right of

[19] Article 1, § 4, of Decree n° 2.673/1998 determines that "*on the values of the dividends and of the interest, as title of remuneration on own capital, due to the National Treasury and to the other shareholders, it shall be incurred financial charges equivalent to the SELIC rate, as of the end of the fiscal year until the day of the effective collection or payment, without prejudice of the incidence of default interest when this collection or payment does not verify in the date established in law, meeting or deliberation of the Board Member, and it shall be considered as daily rate, for the update of this value during five business days prior to the date of the payment or collection, the same SELIC rate disclosed in the fifth business day prior to the day of the effective compliance with the obligation*".

credit, net and certain, of the shareholder against the company[20]. After the dividends are declared, the amount determined for the distribution is extracted from the company's net equity and becomes current liabilities[21].

In practice, the declaration of the dividend represents, also, the certification, by the general meeting or by the managers, as the case may be, that all the conditions for the de distribution of those dividends were met.

In this sense, article 202, § 4, of the Brazilian Corporation Law, establishes that the minimum dividend "***shall not be mandatory*** *in the fiscal year in which the management bodies inform to the general shareholders' meeting it is incompatible with the company's financial situation*". In complementation, § 5 of the referred provision determines that "*the profits that are not distributed according to § 4 shall be recorded as special reserve and,* ***if not absorbed by losses in subsequent fiscal years****, they shall be paid as dividend as soon as the company's financial situation enables*".

As verified, the Brazilian Corporation Law itself determines that, in the fiscal years in which the company's financial situation does not allow, the distribution of the mandatory dividend shall not occur, and the corresponding resources shall be allocated in the special reserve of dividends and distributed to the shareholders as soon as the financial situation enables, except when absorbed by losses in subsequent fiscal years.

If the law provides that the dividends are not mandatory in the fiscal year in which the company's financial situation is incompatible and that the respective resources may be later absorbed by losses in future fiscal years, it is evident that the amount destined for the special reserve referred in article 202, § 5, of the Brazilian Corporation Law was not, yet, declared, since, as referred, the main consequence of

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[20] MARCELO BARBOSA. **Direito das Companhias**, coordinated by Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Rio de Janeiro: Forense, 2017, p. 232.

[21] BRUNO ROBERT. **Dividendo mínimo obrigatório nas sociedades por ações brasileiras: apuração, declaração e pagamento**. São Paulo: Quartier Latin, 2011, p. 165.

the declaration of dividends is transforming the right of the shareholder to the dividend in right of credit and, with that, extracting the corresponding amount of the net equity, making it current liability[22].

Therefore, as the resources destined to the special reserve of dividends provided in article 202, § 5, of the Brazilian Corporation Law, were not yet declared, and, consequently, did not become a shareholder's credit against the Company, it is concluded that they are not subject to the monetary adjustment mentioned in article 1, § 4, of Decree n° 2.673/1998 and in article 55, § 2, of the Bylaws of Eletrobras, since its distribution to the shareholders of the Company has not yet become effectively mandatory.

8th QUESTION

"By virtue of the reversal of provision at Eletronuclear, reflected by MEP in the holding as profit, can Realizable Profits Reserve be legally constituted pursuant to article 197 of the Brazilian Corporation Law?"

ANSWER

As previously referred, the realizable profits reserve was established by the Brazilian Corporation Law with the purpose to make compatible the obligation of distribution of dividend with the fact that the profit of the fiscal year, due to the accrual method of accounting, may not be realized financially in the same fiscal year, avoiding, thus, that the company is forced to pay dividends to its shareholders based in values that have not yet been received by it.

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[22] On this respect, the vote rendered by the Commissioner of CVM, Luiz Antonio de Sampaio Campos, in the case records of the Punitive Administrative Proceeding CVM n° 03/02, in which it discussed the default of a company to pay dividends that had already been declared, he makes express mention to the fact that the resources allocated in the special reserve provided in article 202, § 4, were not yet effectively declared as dividends, as below: "*That is, **choose between declaring the mandatory dividend or not declaring it on account of financial incompatibility, constituting a special reserve** is a decision that affects the discretion of the managers and the shareholders and is not incumbent to CVM to substitute at the judgment of these people, mainly after the facts and without any responsibility on the success or failure of its administrative suggestions, which at the time will only stay in the commodity of the theoretical plan.*" (emphasis added)

According to article 197, § 1, of the Brazilian Corporation Law, the realizable profits reserve may be established (i) by positive net result of the equity method; and (ii) by the net profit, income or gain in operations or accounting of asset or liability by the market price, whose term of financial performance occurs before the end of the following fiscal year.

In this case, according to the Inquiry, the reversal of provision, made in previous fiscal year, for the project of the Nuclear Plant of Angra 3, developed by Eletronuclear, controlled by the Company, will generate a profit of strictly economic character in the results of Eletrobras in the fourth quarter of the fiscal year of 2018, and the revenue arising from the referred plant will only enter the cash of Eletronuclear as of 2025, date provided for the beginning of the operation of the plant.

As it is verified, the mentioned reversal of provision fits the hypothesis in which the article 197, § 1 of the Brazilian Corporation Law admits the formation of the realizable profits reserve, since it is a gain arising from the valuation of the interest in one of the controlled companies of Eletrobras by the equity method.

The fact that, in the fiscal year of 2017, the negative result of the equity method calculated by Eletrobras by reason of its interest in Eletronuclear, given the record of the provision for *impairment* of the value of the Plant of Angra 3, has reduced the net profit that served as calculation basis for the incidence of dividends in that fiscal year, does not make the Company prevented from constituting the realizable profits reserve with the portion of the profit arising from the reversal of the alluded provision, provided that the profits, effectively, have not been financially realized.

Indeed, article 197 of the corporate law expressly makes it optional the constitution of the realizable profits reserve with the values arising from the positive result of the equity method, not establishing any other condition for such, besides the fact of the profits not having been financially realized in the fiscal year.

Thus, as the positive result of Eletrobras resulting from its participation in Eletronuclear was not financially realized in the present fiscal year, regardless of having been originated from the reversal of a provision that reduced the net profit in previous fiscal years, it can be concluded that, in principle, it would be able to be destined for the realizable profits reserve.

However, as previously explained, Law No. 10.303/2001 amended the original wording of article 197 of the Brazilian Corporation Law, in order to establish that the realizable profits reserve can **only** be recorded in the fiscal years in which the unrealized portion of the profit is higher than the mandatory dividend amount due to the shareholders.

This is because the legislature assumed that if the value of the financially realized profit in the fiscal year is greater than the mandatory dividend, it would not be justified to reduce the value of this by means of the constitution of the realizable profits reserve.

In the present case, as we were informed, Eletrobras is exactly in the situation where, according to the new wording given to article 197 of the Brazilian Corporation Law by Law No. 10.303/2001, the constitution of the realizable profits reserve became forbidden, since the profits financially realized by the Company in the fiscal year of 2018 are superior to the amount due as mandatory dividend.

Thus, although much of Eletrobras' profit in 2018 is of a strictly economic and non-financial nature, as stated in the Inquiry, the Company is not in a position, pursuant to the current wording of Article 197 of the Brazilian Corporation Law, to constitute the realizable profits reserve in the current fiscal year.

9th QUESTION

"Considering: (a) the SCENARIO; (b) that profits, if any, will be eminently economic and not financial; (c) and the principle that residual net income may not be left unallocated, which scenarios for allocation of results would be mostly indicated for managers to assess, aiming at calling of the Annual Shareholders' Meeting of Eletrobras?"

ANSWER

Considering the answers to the previous Questions, if the management of Eletrobras concludes that the distribution of the amount of the mandatory dividend to the shareholders is incompatible with the current financial situation of the Company, it shall propose the payment of the minimum dividend due to the holders of preferred shares and the allocation of the remaining of the mandatory dividend (partially or fully) to the special reserve of non-distributed dividend, as provided in article 202, § 4, of the Brazilian Corporation Law.

Given that the portion of the net profit of the fiscal year of 2018 that exceeds the mandatory dividend cannot be allocated in the reserves provided in articles 195 and 197 of the Brazilian Corporation Law[23], as set forth in the answers to the 2nd and 8th Questions, nor can it be directly capitalized under the terms of the answer to 3rd Question, the management of the Company could, in our understanding, propose its allocation to the bylaws reserve provided in article 194 of the Brazilian Corporation Law and in article 56, item II, of the Bylaws of Eletrobras or the withholding based on the capital budget. In justifying such allocations, the management of Eletrobras must demonstrate that the Company does not have the financial conditions to fully distribute the mandatory dividend and, much less, to pay any additional dividends, so that, with

[23] In the present case, it is also not possible to establish a reserve for tax incentives governed by Article 195-A of the Brazilian Corporation Law, as this is limited to very specific situattions that, as we have been informed, are not applicable to Eletrobras.

such measure, the Company is not simply allocating to investments or other purposes a cash that should have been used for the full payment of the mandatory dividend.

This is our opinion.

Rio de Janeiro, March 26, 2019.

Nelson Eizirik